Preliminary Assessment
Donlin Creek Gold Project
Alaska, USA

NovaGold Resources, Inc. and
NovaGold Resources Alaska, Inc.
PO Box 24
Suite 2300 – 200 Granville Street
Vancouver, BC V6C 1S4
604.669.6227

SRK Project Number Project No. 2CN018.00

SRK Consulting (US), Inc.

7175 West Jefferson Ave., Suite 3000
Lakewood, Colorado USA 80235
Tel: +1.303.985.1333
Fax: +1.303.985.9947
E-mail: Denver@srk.com
Web site: www.srk.com

September 20, 2006

Compiled by:

Chris Lee, SRK
Marek Nowak, SRK
Brian Connolly, SRK
Terry McNulty, SRK
Mike Elder, SRK
Ken Black, SRK
Nick Michael, SRK
Neal Rigby, SRK
Gordon Doerksen, SRK
Ronald Arlian, Smith Williams
Derek Wittwer, Smith Williams
Jim Gray, GRTech
Tracey Meintjes, GRTech
Kevin Francis, NovaGold

Qualified Persons:

Stanton Dodd, P.Geo, NovaGold
Kevin Francis, P. Geo, NovaGold
Gordon Doerksen, P.E., CIM, SME, ISEE, SRK

Table of Contents

List of Tables

List of Figures

List of Appendices

Appendix A
Certificates of Consent

Appendix B
GR Technical Services Report

Appendix C
Significant 2m Composited Gold Assays

Executive Summary (Item 3)

This Preliminary Assessment is undertaken to determine the economic potential of the Donlin Creek Gold Project (the "Project") located in southwestern Alaska, USA. Costs, appropriate with the level of study, have been estimated and form the basis of the economic analysis for the Project. This Preliminary Assessment relies upon a January 20, 2006 National Instrument 43-101 ("NI 43-101") compliant Technical Report and resource model compiled by Stanton Dodd, P. Geo (QP) and Kevin Francis, P. Geo (QP), both employees of NovaGold Resources, Inc. ("NovaGold").

The Donlin Creek Project is located near the Kuskokwim River about 25km north of the village of Crooked Creek and approximately 70km northeast of Aniak, Alaska a regional hub. The property consists of 109km^2 of privately owned lands of the Calista Corporation, an Alaskan regional native corporation. The latitude and longitude of the deposit is approximately 62° 01' N and 158° 12' W.

Calista Corporation, a regional Native corporation (Calista), owns the subsurface rights, and The Kuskokwim Corporation, a village corporation (TKC), owns the surface rights. Placer Dome U.S., Inc. ("PDUS") acquired a 20-year lease from Calista effective May 1, 1995. Annual property payments are US$200,000 through the end of feasibility and increasing to US$500,000 per annum once a feasibility study is completed. Calista holds a retained net royalty of 1.5% until payback of capital, increasing to 4.5% thereafter. NovaGold Resources Alaska, Inc., owns a 70% interest in the Project with PDUS holding a 30% interest in the Project. PDUS exercised their back-in right and assumed management of the continued development of the Donlin Creek Project in 2003. PDUS has until November 13, 2007 to fulfill the conditions of the back-in agreement to increase their share of the joint venture to 70% and reducing NovaGold's share to 30%. Upon submission of a feasibility study, Calista retains a 90 day back-in right to participate in the Project at a level of 5% to 15% by committing to contribute its share of capital. Their share would be divided pro rata from PDUS and NovaGold.

The Donlin Creek Project geology consists of flysch sequence sedimentary units of the Cretaceous Kuskokwim Group intruded by Late Cretaceous to early Tertiary felsic intrusive rocks. The sediments consist of interbedded greywacke, shale and siltstone. Greywacke is dominant (Lewis resource area), but shale-rich areas also occur (ACMA resource area). The overall bedding strikes NW and dips 10° to 50° SW. The intrusive units consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills are common in the ACMA and southern Lewis areas, whereas dykes dominate in the North Lewis area. The dykes and sills range from a few meters to more than 60 m in width.

A low-temperature, low-sulfidation epithermal system constitutes the main mineralizing event at the Donlin Creek property. Mineralization is typically gold-bearing arsenopyrite with the bulk of the gold occurring in the lattice structure of arsenopyrite. Stibnite, realgar and native arsenic are commonly observed associated with zones of higher-grade gold mineralization but do not appear themselves to host any significant gold mineralization. In general, the gold-bearing arsenopyrite is found as disseminations and broad selvages adjacent to veins and vein zones. Mineralization is best developed within all of intrusive rocks and to a much lesser extent, within the surrounding sediments of the Cretaceous Kuskokwim Group.

An 80,000m drilling program managed by Barrick is currently underway. The drilling is predominately in-fill with the expectation of resource classification conversion.

The database used to estimate the mineral resources consists of samples and geological information from 759 drillholes, including 158 reverse circulation (RC) holes. Samples from 159 trenches are also included in the resource database. In 2005, PDUS drilled 94 holes in the resource area. Samples from the 2005 drilling campaign were prepared at site and sent for analyses to ALS Chemex laboratory in North Vancouver, B.C. Data transfer to the resource database was validated from electronic assay certificates through a 100% check of the database.

Two sets of similar protocols were used for the samples that formed the basis of the Lewis and ACMA mineral resource model. Prior to 2002, most of the samples from PDUS's work were processed in their own laboratory. NovaGold's samples were processed by Bondar-Clegg (now ALS Chemex), a commercial laboratory. PDUS's 2005 samples were assayed at ALS Chemex. The results can be evaluated together because the Standard Reference Material (SRM), the blank material and the duplicate protocol were the same. The performance of each SRM was within acceptable limits and showed that the overall assay process was in control for the work done. Good reproducibility of the gold values is demonstrated. The blank sample program worked well and demonstrated negligible contamination in the assay process.

The Project resources, by category, are currently estimated using a 0.76gpt cut-off assuming a gold price of US$500/oz and a 60ktpd throughput and are presented in Table 1. The resources are based on work conducted by PDUS and Kevin Francis, P. Geo of NovaGold serves as the qualified person for the estimate. The resource estimate shown in this report varies slightly, but not materially different from the August 24, 2006 press release of NovaGold and the August 31, 2006 press release of NovaGold and is due to software-related variances. SRK Consulting (US), Inc. ("SRK") conducted a preliminary review of the resources and found the methodology and results to be satisfactory and possibly conservative in terms of total contained metal at the 0.76gpt Au cut-off.

Table 1: Mineral Resources @ 0.76gpt Au Cut-off, $US 500/oz gold price, and 60ktpd throughput

Resource Category	Tonnes (Mt)	Au (gpt)	Contained Au (Moz)
Measured Mineral Resource	20	2.56	1.6
Indicated Mineral Resource	196	2.39	15.0
Measured + Indicated Mineral Resources	**215**	**2.4**	**16.6**
Inferred Mineral Resource*	**227**	**2.34**	**17.1**

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an INFERRED Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure except in the case of this Preliminary Economic Assessment. Inferred Mineral Resources are excluded from estimates forming the basis of feasibility study. It should be noted that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This Preliminary Assessment is preliminary in nature.

The remote location of Donlin Creek adds to the estimated capital and operating costs of the Project. It also impacts the complexity of the construction and logistical planning of the Project. Supplies for the Project would be barged up the Kuskokwim River an ocean barge transloading facility at Johnson Crossing, down stream from the town of Bethel, Alaska. The return trip for a barge from Johnson Crossing to the offloading site at Jungjuk Creek is estimated to be seven days, including transloading and offloading. During the four-month barge season approximately 1.6 barges per day are needed to sustain the mine. Stockpiling of supplies for a minimum 9-month period is required

due to the short shipping season. Crews and perishable goods would be transported by aircraft and provide emergency services all year round.

Power for the operation would come from diesel generation during the construction phase and a new 550km long 230kVA power line connecting with the Fairbanks-Anchorage grid for the operating life of the mine.

The development of the mine is estimated to take 6 years: 3 years of permitting and 3 years of construction. Year 1 of the construction phase will be used to establish transportation, camp and power facilities to support mine and mill construction. Open pit pre-stripping, earthworks and plant construction follow in Years 2 and 3 of construction.

SRK and GR Technical Services ("GRTech" or "GRTS") performed the open pit mine design, scheduling and costing for the Project. The mine planning assumed a conventional truck and shovel operation based on industry standard mining equipment, methods, pit design and dump design. The operation of the mine was planned to be year round.

The basic assumptions used in the Mine Plan are presented in Table 2 below.

Table 2: Basic Assumptions Used in the Mine Plan

Parameter	Value	Unit/Comments
RoM production rate	60,000	tpd
Gold price	$500	/Au oz
Mine operating costs (ex. rehandle)	$0.88	/t of rock mined
Marketing, refining, shipping	$0.34	/t milled
Process costs	$9.58	/t milled
G & A costs	$1.06	/t milled
"Pit Rim" costs	$10.99	/t milled
Process recovery average	90.6%	Variable depending on mineralization type
Mining dilution	12.8%	waste grade at 0.61gpt Au
Mining loss	3%	of total ore tonnes
Pit slopes	30° to 48°	Depends on various geotechnical domains

Based on the assumptions above the cut-off grade was determined to be 0.76gpt Au or a net smelter return (NSR) cutoff value of $10.99/t excluding royalty costs. It should be noted that due to the complex nature of the correlation between resource types and process recovery an average recovery was assumed for the cut-off grade determination.

It is anticipated that the mineral processing plant will be able to process the ore to a doré product. The decision to build a plant for complete processing of ore, rather than concentrating and shipping concentrate is related to the difficult transportation logistics. The shipping season is short on the river, so large stockpiles of concentrates would have to be built-up during winter causing serious revenue problems. Additionally, the cost of shipping the concentrates would be very expensive and potentially not even possible in the four months of river access.

The processing unit operations are suggested to be as follows:

- Tertiary crushing;
- Primary ball milling;
- Single-stage flotation;

- Autoclave oxidation;

- Carbon in Leach (CIL); and

- Refining to doré.

The property has various ore types that have very different metallurgical recoveries as shown in Table 3 below. These recoveries will likely affect mine planning and more detailed scheduling may aid the economics.

Table 3: Estimated Process Recovery by Geologic Unit

Geologic Unit	Process Recovery
ACMA intrusives:	96%
ACMA sediments:	87%
Lewis intrusives:	89%
Lewis sediments:	84%

Waste rock management has been identified as a critical component of the Project given the volume of material to be moved. It has been assumed that a third of the waste rock is potentially acid generating (PAG) and will require special handling.

Table 4 is a summary of the economic assumptions used in the base case 60ktpd scenario (the "Base Case"). In the first seven years of production at Donlin Creek the mine would have an average annual production of 1.885Moz of gold at a cash cost of US$223/oz. LoM average annual production would be 1.379Moz at a cash cost of US$276/oz. This results in an average annual after tax operating cash flow for the first seven years of US$482 million.

Table 4: Assumptions Used in the Economic Analysis

Parameter	Value	Units
Metal Price		
Gold	500	$/oz
Silver	8.30	$/oz
Production		
Pre-Production Period (Pre-strip)	2	years
Mine Start Date	2013	
Mine Life (after Pre-Production)	22	years
LoM Ore Tonnage	482.3	Mt
LoM Mill Head Grade	2.17	gpt Au
Contained Gold	33.5	Moz
Metallurgical Recovery	90.6	%
Recovered Gold	30.3	Moz
Recovered Silver	7.2	Moz
Target Production Rate	60	ktpd

Operating and capital costs for the Project were estimated using various sources and methods appropriate for this level of study (+-40% accuracy). Tables 5 and 6 summarize estimated operating and capital costs, respectively.

Table 5: Estimated Operating Costs

Parameter	Estimate	Units
Mining	0.92	$/tonne mined
Processing	9.58	$/ore tonne milled
Mine Consumables	0.41	$/ore tonne milled
G&A	1.06	$/ore tonne milled
NSR (royalties)	$1.12	$/tonne milled
Refining and shipping	5.25	$/payable oz
Total Operating Cost	**17.44**	**$/t milled**
	276	**$/oz Au**

Table 6: Estimated Project Capital Costs

Description	Estimate
Direct Construction Capital (ex. Power Line)	$ 976M
Indirect Construction Capital	$ 423M
Contingency @ 15%	$ 210M
Subtotal Construction (ex Power Line)	**$ 1,609M**
Intertie Power Line	$ 408M
Total Construction	**$ 2,017M**
Permitting, Exploration, Studies, 1st Fills, Spares*	$ 113M
LoM Sustaining	$ 427M

* Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

Table 7 shows net present values ("NPVs") at varying discount rates and project payback for the Base Case scenario. It should be noted that the NPV calculation utilizes cash flows from 2007 onward, including the three years (2007-2009) of pre-construction costs related to permitting, EIS, feasibility study, engineering design, etc.

Table 7: 60ktpd Base Case Economic Analysis Results

Item	Result
$NPV_{0\%}$	$ 3,009M
$NPV_{5\%}$	$ 1,001M
Internal rate of return$_{5\%}$	12.1%
Payback period$_{5\%}$	Year 5

Cash costs for the Base Case are summarized in Tables 8 and 9. Operating cash costs for the project are estimated to average $223/oz for the first seven years and $276/oz for the Life of Mine. Total cash costs including depreciation are estimated to average $303/oz for the first seven years and $362/oz Life of Mine.

Table 8: Operating Cash Costs

Item	Result
Years 1-7	$223/oz of gold
LoM	$276/oz of gold

Table 9: Total Cash Costs

Item	Result
Years 1-7	$306/oz of gold
LoM	$362/oz of gold

Project sensitivities were analyzed on the Base Case and are shown in Tables 10 through 13.

Project sensitivities were analyzed on the Base Case and are shown in Tables 8 through 11.

The results suggest that the Project will be most sensitive to the gold price. The analysis also suggests that the Project will be relatively equally sensitive to capital and operating cost parameters. The results of the economic analysis performed by SRK conclude that NovaGold should advance the Project to the next stage.

Table 10: Capital & Operating Cost Sensitivity (NPV$_{0\%}$, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	3,520	3,265	3,009	2,753	2,497
Operating	3,953	3,481	3,009	2,568	2,072

* after tax

Table 11: Capital & Operating Cost Sensitivity (NPV$_{5\%}$, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	1,383	1,192	1,001	810	619
Operating	1,446	1,224	1,001	789	538

* after tax

Table 12: Gold Price Sensitivity (NPV$_{0\%}$, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV$_{0\%}$	2,123	3,009	3,930	4,821	6,615

* after tax

Table 13: Gold Price Sensitivity (NPV$_{5\%}$, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV$_{5\%}$	554	1,001	1,453	1,888	2,761

* after tax

This Preliminary Assessment is preliminary in nature, and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that

would enable them to be categorized as mineral reserves. There is no certainty that results of this Preliminary Assessment will be realized.

The Project presents some potential risks including that:

- Approximately one half of the resources used in this study are in the Inferred Resource category, which are, by definition, too uncertain to be included in an economic analysis except for preliminary estimates on possible outcomes as found in this Preliminary Assessment;

- Permits for the mining operation, intertie power line and coal-fired power plant may be delayed or denied; and

- Barge transportation logistics have not been refined to ensure they can support a 60ktpd operation.

There are some opportunities for Project improvements including:

- The potential for the expansion of resources is considerable as drilling continues to intersect mineralized zones; and

- Government participation in the building of the intertie power line may be a possibility and this could save over $400M.

All costs in this Preliminary Assessment are in 2006 United States Dollars (US$). Inflation was not taken into consideration. Costs are estimated to be +- 40%. All 2006 costs are assumed to be sunk costs and the economic analysis uses Jan. 1, 2007 as the start date.

Conclusions and Recommendations

The Donlin Creek Project hosts a large gold resource. The geology within the extent of drilling is well understood and should provide an adequate framework for resource estimation.

Project exploration has been primarily by core drilling. Core samples are prepared and assayed using conventional geochemical protocols and are suitable for use in resource estimation.

The resource estimation model was created by PDUS in December 2005. NovaGold completed an NI 43-101 compliant Technical Report on January 20, 2006 finding that the resource had been completed in a manner compliant with NI 43-101 and the CIM guidelines. The resource model used in this Preliminary Assessment report is the same resource model with the only change being the increase of processing throughput rate from 40 to 60ktpd.

The Donlin Creek resource is condusive to mining at a rate of 60ktpd using a large truck and shovel fleet and conventional open pit mining techniques. Suitable tailings and waste dump storage locations are available within proximity of the mine and plant.

Because of its remote location, access to the site for material and power is an important element of the Project that influences its economics and construction period.

Processing requirements, based on adequate testing for a Preliminary Assessment, indicate a flotation, autoclave oxidation and cyanide leaching system. The type of system recommended is proven in the industry.

SRK believes this Preliminary Assessment demonstrates attractive economics of a conventional open-pit mining operation at a production rate of 60ktpd. This Preliminary Assessment includes

inferred Resources, which are preliminary in nature and are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized. Costs appropriate with this level of study have been estimated from first principles and form the basis of the economic analysis of the Project on a 100% basis. SRK is of the view that a re-estimation of the resources using less constrained modeling techniques will likely result in the delineation of a higher resource tonnage, a lower grade and more contained gold.

In light of the continuity mineralization which remains open at depth and marginally from the currently defined resource; and the continuity of the ore-hosting sills which have been demonstrated to extend over 3km in strike, it is reasonable to assume that additional mineralization may be found. Within the 200m extension around the base case US$500 pit, an additional 544Mt of potentially mineralized intrusive material is projected based on PDUS's lithologic modeling. The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Recommendations for the Project are:

- Investigate variogram subdomains to determine if results can be improved;

- Reassess the SMU block size in light of increased throughput to 60ktpd;

- Reestimate gold grades using an estimation plan more appropriate for a lower grade range than used in December 2005;

- Continue in-fill drilling to attempt to improve the Inferred Resource category material to Indicated or Measured Resources;

- Re-do the resource estimation based on infill drilling results;

- Conduct a preliminary feasibility study; and

- Continue base line environmental monitoring.

1   INTRODUCTION & TERMS OF REFERENCE
(ITEM 4)

1.1   Project Overview

The Donlin Creek Gold Project ("Donlin Creek" or the "Project") represents the development of a world-class deposit in a remote environment. As a major mining project, the Project presents many logistical and infrastructure challenges, which must be addressed. The key elements of Donlin Creek are:

- Open Pit Gold Mine (Ag Credits);

- 60ktpd Production Rate;

- 22 Year Mine Life;

- 215Mt (16.6Moz Au based on Measured and Indicated Resources);

- 227Mt (17.1Moz Au based on Inferred Resources);

- Flotation/POX/CIL Process Flowsheet;

- Staged Tailings Dam; and

- 3 Year Permitting & 3 Year Construction Schedule.

1.2   Terms of Reference and Purpose of the Report

SRK Consulting (US), Inc. ("SRK") was commissioned by NovaGold Resources, Inc. and NovaGold Resources Alaska, Inc. (collectively "NovaGold") to prepare an independent Preliminary Assessment of the Project in Alaska. This assessment is essentially a current view of the likely project concept and associated economic outcome. It is based on the latest data available to NovaGold as of August 22, 2006, as provided by the former project management company, Placer Dome U.S., Inc., ("PDUS") which was acquired by the Barrick Gold Corporation ("Barrick") in the first quarter of 2006.

1.3   Sources of Information

The background studies and additional references for this Preliminary Assessment are listed in Section 20.

SRK has reviewed the project data, previous cost estimates and previous operating modalities and, where appropriate, incorporated the results into this Preliminary Assessment report. SRK utilized its considerable experience to determine if the information from previous reports was suitable for inclusion in this Preliminary Assessment report and adjusted information that required amending. Revisions to previous data was based on research, recalculations and information from other projects. The level of detail utilized was appropriate for this level of study.

Gordon Doerksen, P.E. (SRK), Stan Dodd, P.Geo (NovaGold) and Kevin Francis, P.Geo (NovaGold) are the qualified persons who are responsible for preparing or supervising the preparation of this Preliminary Assessment.

Kevin Francis visited the property on July 10, 2006. He toured the property and examined on-site core handling and sampling procedures. Stanton Dodd was the Project Geologist on site at the Donlin Creek project from February through July 2006.

Gordon Doerksen conducted a site visit on September 11, 2006.

The purpose of the site visit was to examine the following items:

- General project plan;

- Existing facilities and infrastructure;

- Drilling program and drill core;

- Preliminary assessment of the open pit, tailings area, waste rock dumps, access roads, barge offloading facility, power line route and new runway; and

- Waterways including Crooked Creek, Jungjuk Creek and Kuskokwim River.

The key project personnel contributing to this Preliminary Assessment and their specific areas of responsibility are listed in Table 1.9.1. Certificates of Consent are provided in Appendix A.

Table 1.3.1: Project Team Responsibilities

Team Members	Discipline
SRK Consulting	
Chris Lee	Geology, QA/QC (review of NovaGold's work)
Marek Nowak	Resource Estimation (review of NoveGold's work)
Brian Connolly	Mining
Terry McNulty (Associate)	Metallurgical Process
Gordon Doerksen	Project Management, Review, Infrastructure – Power, Site and Transport
Mike Elder (Associate)	Infrastructure – Water, Roads and Airport
Ken Black	Environmental Management and Permitting
Nick Michael	Project Economics
Neal Rigby	Project Director and Review
Smith Williams	
Ronald Arlian	Tailings Storage Facility and Waste Rock Dumps
Derek Wittwer	Tailings Storage Facility and Waste Rock Dumps
GR Technical Services	
Jim Gray	Mining
Tracey Meintjes	Mining
NovaGold	
Kevin Francis	Geology and Resource Estimation
Stan Dodd	History, Drilling, Deposit Type, QA/QC, Sampling

The individuals who have provided input to this Preliminary Assessment, who are listed in Table 1.3.1, have extensive experience in the mining industry and are suitably qualified to perform the work in their discipline.

1.4   Effective Date (Item 24)

Unless otherwise specifically noted, the information contained in this report is effective as of August 22, 2006.

1.5 Limitations & Reliance on Information

The achievability of the plans considered within this Preliminary Assessment is by definition preliminary in nature and inherently uncertain. Consequently, actual results may differ significantly.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material to the results of this Preliminary Assessment.

The estimates of revenues and capital and operating costs presented in this Preliminary Assessment are consistent with the generally accepted level for a Preliminary Assessment, which is +/-40%.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian securities regulatory authorities. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

The use of Inferred Mineral Resources as part of the economic analysis of the Donlin Project Preliminary Assessment is allowed only to provide preliminary, indicative project economics. It must be noted that the report is preliminary in nature and the Inferred Mineral Resources are considered too speculative geologically to enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized.

The cost estimates in this Preliminary Assessment are appropriate for this level of the report and are estimated to be +-40%. Costs are in 2006 dollars.

1.6 Disclaimers & Cautionary Statements for US Investors (Item 5)

This document uses the terms "measured resources" and "indicated resources". SRK advises US residents that while those terms are recognized and are required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US residents are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

1.7 Mineral Resource Statement

The resources used in this study were originally produced by PDUS and confirmed by Kevin Francis of NovaGold. SRK also reviewed the resource estimation work and found it to be generally appropriate.

1.8 Price Strategy

Royal Bank of Canada ("RBC") gold and silver price projections were taken into account for the project.

1.9 Qualifications of Consultant (SRK)

The SRK Group comprises of 550 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues.

SRK has a demonstrated record of accomplishment in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This Preliminary Assessment has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group's Vancouver, Canada and Denver, USA offices. These consultants are specialists in the fields of geology exploration, mineral resource and mineral reserve estimation and classification, open pit mining, mineral processing and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this Preliminary Assessment has any beneficial interest in NovaGold or in the assets of NovaGold. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

1.10 Reliance on Other Experts (ITEM 5)

The qualified persons preparing and supervising this Preliminary Assessment have not relied on a report, opinion or statement of a legal or other expert, who is not a qualified person for information concerning legal, environmental, political or other issues and factors relevant to the Preliminary Assessment.

2   PROPERTY DESCRIPTION & LOCATION (ITEM 6)

2.1   Property Location

Donlin Creek is located in southwestern Alaska, approximately 70km (44mi) northeast of Aniak, Alaska a regional hub (see Figure 2-1). The property consists of 109km^2 (42mi^2, 10,900ha) of privately owned Native land. Calista Corporation ("Calista"), a regional Native corporation owns the subsurface rights, and The Kuskokwim Corporation ("TKC"), a village corporation owns the surface rights. The resource areas are within T. 23 N., R. 49. W. (see Figure 2-2), Seward Meridian, Kuskokwim Recording District, Crook Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map. These areas consist of the ACMA and 400 Zone, Aurora and Akivik prospects (grouped as ACMA) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis) (see Figure 2-3). These two main prospects comprise the current Donlin Creek resource area. Other mineralized zones occur within the property northeast of the resource area. These zones are represented by the outlying drilled area shown in Figure 2-3.

2.2   Mineral Tenure

The land status of the Donlin Creek area is shown in Figure 2-2. Most of the rights (surface and subsurface) are governed by conditions defined by the Alaska Native Claims Settlement Act (ANCSA). Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement in 1999 according to a formula based on original village corporation enrolments.

TKC and Calista received patent to the 12(a) surface and subsurface estate, respectively, at Donlin Creek and Crooked Creek, shown in yellow in Figure 2-2. They also have 12(a) and 12(b) selections in the areas shown in yellow with a dashed blue border. These have been prioritized for conveyance pending completion of surveys and easement identification. TKC and Calista have committed to taking conveyance of all their selections in the Crooked Creek withdrawal area, which includes Donlin Creek.

ANCSA Subsection 14(h)(8) allows regional corporations to select federal lands for conveyance to fee simple land, both surface and subsurface estate. Lands selected and conveyed under this section of the ANCSA are called 14(h)(8) lands.

The in-lieu lands are selections at this time. These are subsurface selections Calista made in lieu of the subsurface estate it was prohibited from owning when villages were conveyed land within the wildlife refuges that predated ANCSA.

The allotments are private land transferred directly to individual Alaska Native applicants from the federal government, based on use and occupancy. The Native Allotment Act of 1906 pre-dated and was extinguished by ANCSA, and allotees have priority over ANCSA selections. There are no Native allotments on Crooked Creek beyond the local village area or in the Donlin Creek area. There is a Native allotment on Jungjuk Creek.

Barrick is currently in the process of negotiating certain surface rights, which will be necessary for the operation of the Project.

None of the state land has been Tentatively Approved or patented to the state. The state made all its selections in this area after 1991, and the land remains under the ownership and administration of the Bureau of Land Management ("BLM") until future conveyance.

2.3   Agreements

PDUS acquired a 20-year lease from Calista effective May 1, 1995. The lease agreement contains a provision that extends the lease period beyond 20 years as long as mining or processing operations continue in good faith. Annual property payments are US$200,000 through the end of feasibility and increase to US$500,000 per annum once feasibility is completed. Annual work commitments are US$1million. Calista holds a retained net royalty of 1.5% (minimum US$500,000) until payback of capital, increasing to 4.5% thereafter (minimum US$500,000). On November 13, 2002, NovaGold Resources Alaska, Inc., a wholly owned subsidiary of NovaGold Resources, Inc., earned a 70% interest in the Project by expending US$10million on exploration and development of the Project.

Once the financial commitment was fulfilled, PDUS had 90 days to decide on one of two options: a) to convert to a 5% Net Profits Interest (NPI) or b) to exercise a back-in right to acquire an additional 40% interest in the Project (for a total of 70%) as governed by a subsequent Mining Venture Agreement. To earn the additional 40%, PDUS is required to expend three times the amount expended by NovaGold at the time the back-in is exercised, complete a bankable feasibility study and make a decision to construct a mine at a production rate of not less than 600,000oz Au per year within a five-year period from the exercise back-in date. NovaGold believes it is not possible for PDUS to meet all the terms of the back-in agreement and therefore commissioned this assessment.

On February 11, 2003, PDUS exercised their back-in right (item b above) and assumed management of the continued development of the Donlin Creek Project. PDUS has until November 13, 2007 to properly fulfill the conditions of the back-in agreement. NovaGold will contribute its share of project costs after PDUS has expended three times NovaGold's initial earn-in expenditure. If PDUS fails to, or elects not to complete the back-in requirements on or before the last day of the back-in period, PDUS at their election can retain a 30% participating interest or convert to a 5% net profits interest and management of the Project returns to NovaGold.

Calista also has a back-in provision in the Project whereby it may acquire 5% to 15% interest in the deposit by providing its share of accrued capital costs. Their share would be divided pro rata from PDUS and NovaGold. If the PDUS and Calista rights are exercised in full, NovaGold's interest in the Donlin Creek Project would be 25.5%. Barrick acquired PDUS the first quarter of 2006 and is current operator of the Donlin Creek Project. Barrick is currently in the process of negotiating certain surface rights, which will be necessary for the operation of the Project..

2.4   Environmental

The Project has been conducting early stage baseline studies since 1996. This preliminary assessment level environmental review was based on available Donlin Creek data provided to NovaGold, the Project owners. Much of the environmental data was provided in summary form

and geochemical review was not part of this scoping level review. These environmental baseline studies focused on:

- Air Quality;

- Wildlife and Habitation;

- Cultural Resources;

- Archaeology;

- Water Quality;

- Geological Studies; and

- Waste Characterization.

2.4.1 Regulatory Framework

The National Environmental Policy Act (NEPA) and the Council of Environmental Quality (CEQ) Regulations 40 CFR Parts 1500 – 1508 govern Donlin Creek's Environmental Assessment process. Donlin Creek will require multiple permits, issued by both State and Federal regulatory agencies. Permits issued by Federal agencies constitute federal actions, which require review through the NEPA. NEPA requires that all elements of a project, and their cumulative impacts, be considered and evaluated to determine the most feasible and practical alternative. For a mining operation at Donlin Creek, the NEPA process will most likely require preparation of an Environmental Impact Statement (EIS).

In May 1994, President Bill Clinton issued an Executive Order that recognized the unique legal relationship with Native American Tribal governments. This Executive Order provided the ability of the Native Americans tribes to administer various programs of the Clean Air Act (CAA) and Clean Water Act (CWA). In consultation with the Alaska Department of Environmental Control it recognizes the ability of the Native American tribes to establish tribal standards under the CAA and CWA. Depending on land status and anticipated impacts, one of three Federal agencies, United States Environmental Protection Agency (USEPA), United States Army Corps of engineers ("USACE") or the BLM will act as lead agency and will coordinate a joint federal and state process.

Upon completion of the NEPA process, a Record of Decision (ROD) will be prepared that presents the preferred alternative for the Project and the basis for the decision.

2.4.2 Permits and Process

PDUS/Barrick has maintained all of the necessary permits for exploration and camp facilities. These permits are active at the Alaska Department of Natural Resources (hard rock exploration, temporary water use), the Corp of Engineers (individual 404 and nationwide 26,), Alaska State Department of Conservation (wastewater, drinking water, food handling), the Alaska Department of Fish and Game (title 16 – fish), the Environmental Protection Agency (NPDES) and the Federal Aviation Administration (airport).

The Donlin Creek Project will require multiple State and Federal permits, approvals, licenses, and authorization from Federal, State, Local and Tribal governments. Table 2.4.2.1 provides a brief summary of the permits required for the Donlin Creek Project. Permitting will be initiated

upon completion of a positive pre-feasibility study. Barrick has indicated that it expects the Donlin Creek Project pre-feasibility study will be complete in March 2007.

Table 2.4.2.1: Federal Agency Permit and Authorizations

Agency	Authorization
Federal	
Bureau of Land Management (BLM)	Surface Estate Lease (facilities managed lands) Land Use Permit (activities on BLM managed lands) Access Right-of-Way (BLM managed lands)
Environmental Protection Agency (EPA)	CWA Section 402 NPDES Permit (discharges to waters of the U.S.) Spill Prevention Containment and Contingency (SPCC) Plan Storm Water Pollution Prevention Plan – Construction and Operations
U.S. Army Corps of Engineers (USACE)	CWA Section 404 Permit (wetlands dredge and fill) River and Harbors Act (RHA) Section 10 (structures in navigable waters) RHA Section 9 (dams and dikes in navigable waters – interstate commerce)
U.S. Coast Guard	RHA Section 9 Construction Permit (bridge across navigable waters) Marine Protection, Research, and Sanctuaries Act compliance (ocean dumping requires a permit)
Bureau of Alcohol, Tobacco, and Firearms	License to Transport Explosives Permit and License for Use of Explosives
Federal Aviation Administration	Notice of Landing Area Proposal (existing airstrip) Notice of Controlled Firing Area for Blasting
U.S. Department of Transportation	Hazardous Materials Registration
National Marine Fisheries Service	Marine Mammal Protection Act authorization (IHA/LOA)
U.S. Fish and Wildlife Service	Section 7 of the Endangered Species Act, Consultation requiring a Biological Assessment or Biological Opinion
State	
Office of Project Management and Permitting	Alaska Coastal Management Program Consistency Applicability Determination
Division of Mining, Land, and Water	Plan of Operations Reclamation Plan Approval Mining License Land Use Permits and Leases Right-of-Ways, Easements, Material Sales, etc. Certificate of Approval to Construct a Dam Certificate of Approval to Operate a Dam Temporary Water Use Permit Water Rights Permit/Certificate to Appropriate Water Tidelands Permit
Office of History and Archaeology/State Historic Preservation Office	Section 106 Historical and Cultural Resources Protection Act clearance
Office of Habitat Management and Permitting	Fish Habitat Permit Culvert/Bridge Installation Permit
Division of Water	Section 401 Water Quality Certification (CWA 404 permit) Section 401 Water Quality Certification (CWA 402 permit) Wastewater Disposal Permits Non-Domestic Wastewater Disposal Permit Storm Water Discharge Pollution Prevention Plan Domestic Wastewater Disposal Permit Approval to Construct and Operate a Public Water Supply System
Division of Environmental Health	Solid Waste Disposal Permits Food Sanitation Permit
Division of Air Quality	Air Quality Construction Permit (first 12 months) Air Quality PSD Title V Operating Permit (after 12 months) Air Quality permit to Open Burn

Permitting Timeline

The following is a description of the general elements of the Environmental Impact Statement and the expected permitting timeline:

Notice of Intent, Scoping and Schedule	2007
Scoping/Issues Identification	2007
Preparation of Draft Environmental Impact Statement (DEIS)	2007
Review and Analysis by Regulators	2007
Preparation of Permit Applications	2008
Issues Resolution	2008
Preparation of Final Environmental Impact Statement (FEIS)	2008
Public Hearing and Comment	2009
Response to Public Comment	2009
Project Approval	2009

Project delays could occur due to public opposition, inefficiencies in regulator review or project changes made by the owner.

2.4.3 Risks

The development of Donlin Creek must meet strict environmental standards. Risks are categorized under governmental, technical and scientific data, and community engagement and perceptions.

Much work and data collection have been done on the many environmental aspects of the Project. The following descriptions are intended to give the reader a brief overview of the current data available for each environmental issue with comments on additional work required should the Project proceed. In general, the current level of the environmental work is acceptable for a project at the preliminary assessment stage.

Governmental

Several regulatory initiatives that are currently ongoing within the State of Alaska have the potential to influence the permitting process for Donlin Creek. These include:

1. Revision of the Alaska Mixing Zone Regulations (Note: This revision will be required in order to permit a mixing zone for discharge in Crooked Creek); and

2. State assumes primacy of Federal regulated NPDES program during the EIS process (Note: The risks appear low given the current negotiations between the Federal and State governments).

Additionally limited experienced personnel in the Federal and State agencies to lead a joint EIS process could result in delays or inefficiencies. Significant public response during the Project's permitting phase could alter the permitting timeline.

These risks are deemed moderate provided a significant public outcry does not occur during the Project's permitting phase.

Quality of the Technical and Scientific Data

Facility Footprint

Much of the scientific and technical data that has been collected prior to the finalization of the project definition. Additional studies may be required when the final footprint of the facilities are established. The current project has minimized the facilities footprint impact by using upland areas for facilities and mitigation options have not been thoroughly evaluated. Mitigation options could include habitat restoration, wetland mitigation or compensation.

Socio-environmental Studies

There is a lack of evidence of archeological, cultural resources and wildlife migration studies completed on the road or power line right of way. As required by the NEPA process an accumulative affects assessment need to be conducted prior to filing a DEIS.

Additional studies will be required to review project alternatives on stream re-routing and wetland minimization to reduce the mitigation of impacts.

Potentially Acid Generating Rock ("PAG")

Multi-phase geochemical study have been reported by NovaGold (not available to the author) to assess the potential for acid rock drainage and metal leaching. Preliminary data reported by NovaGold in summary reports indicate that 33% of the total waste rock could be PAG with an uncertainty range of +16%. Additional studies may be required to confirm these numbers.

Any increase in the volume of PAG waste rock could alter the Project footprint and the amount of drainage water that requires collection (and potentially treating). This could result in additional project impacts, potential permitting delays and added capital and operating costs if water needs to be treated during operations.

Water Dishcharge

The facilities are designed are designed for zero discharge. This requires the separation of the facilities contact and non-contact waters. Non-contact water can be released under a stormwater permit collection. Contact water on the tailings impoundment, pit, infrastructure and waste rock dumps may require collection, recycling or treatment.

Additional optimization studies will be needed to minimize the amount of contact water that requires recycling. The treatment of contact waters during the operational phase of the Project life was not considered. If required, this would increase Project capital and operating costs.

Stream Impact

Anaconda, American and Crooked Creek will be impacted because of Project development. The pit limit has been expanded to cross Crooked Creek. Expansion of the pit limit would require the re-routing of this stream and the identification of stream impacts. The "taken" or filling of waters of the US requires a 404 permit from the United States Army Corps of Engineers (USACE). Stream and wetland compensation will be required for those waterways affected by mine development.

The risk of this consideration is high. Optimization studies are required to limit stream and wetland impacts. The mitigation of these impacts will be discussed in the EIS.

Hydrogeology

Additional technical analyses are required to assess hydrogeological conditions and the contaminant transport mechanism during operation and closure of the facility.

Additionally studies such as a numerical groundwater flow and fate transport model will be required to assess impacts. The NEPA process requires an assessment of cumulative impacts and therefore these studies will need to be advanced if the permitting timeline is to be maintained.

Community Engagement and Perceptions

Barging

The barging of fuel and or process reagents in the Kuskoskwim River could result in public opposition to the Project resulting in additional permitting requirements and/or delays. Tribal rights to hunt and gather food off the land and waterways is an important aspect. Any potential increase risk will broaden the interest in this Project. Additional opposition will result in permitting delays and added Project costs.

Alternative studies will be required to determine preferred options. Expanded community engagement and governmental affairs programs will aid in minimizing these anticipated risks.

Figure 2-1: Location Map



Source NovaGold

Figure 2-2: Project Area Map



Source NovaGold

Figure 2-3: Prospect Location Map



Source NovaGold

3 ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE (ITEM 7)

3.1 Access to Property

The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25km (15mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The nearest population center is the village of Crooked Creek with a population of 145. A location map is shown in Figure 3-1.

3.2 Climate

The climate at Donlin Creek is cold and dry with temperatures ranging from -40°C to 27°C. Annual precipitation is 540mm per year with 70% (380mm) falling as rain and the remainder as snow. The rainy season is from June to September with the lowest precipitation levels occurring January through May. The Project is expected to be operational year round.

Wind direction at the closest station is from the east-southeast approximately 19% of the time, with the predominance of wind speeds ranging from 4 to 10 knots.

3.3 Physiography

The Project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150m to 640m (500ft to 2,100ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

3.4 Infrastructure

3.4.1 Access Road

The Project requires construction of a 45km (29mi), all-weather, access road from Jungjuk Creek on the Kuskokwim River to the mine and plant site. The road is the only land access for supplies and personnel from the port facilities. The private gravel road is a two-lane road (approximately 7.5m (25ft) wide) and constructed in discontinuous permafrost. The road is a cut-and-fill design using local materials on a geotextile membrane (as required), and select mine overburden material.

The access road also services the new airport runway that will be built following initial development and mine start-up. Initial severe road use is anticipated from hauling various oversize and overweight loads during mine construction. Following initial construction, the road will see daily use from resupply trucks and fuel trucks.

Mine access roads, service roads, and haul roads connecting the waste dumps, dams, ponds, mine, and facilities will total approximately 20 - 25km. The roads will be cut-and-fill design using local materials on geotextile membrane, as required, and select mine overburden material.

The current road alignment and design criteria are sufficient to provide minimal initial access for construction and development. SRK anticipates that following initial development, increased road widths for traffic passing lanes, widened curves, and lowered grades will require additional

capital. Road maintenance will use graders. In warm dry periods, the roads will be watered for dust control. The initial capital is included in the direct costs under the heading, Plant Site & Road, in Table 17.4.1. The sustaining capital is included as SRK-Plant and Roads in the same table. The operating costs are included in Table 17.4.1. SRK's review concludes that sufficient initial capital is included for the access road and mine road development. Additional or sustaining capital will be required in the early post construction years to rebuild and/or modify the road due to initial sustained heavy use.

3.4.2 Water Supply

Sufficient domestic and process water is available from surface and subsurface sources.

The mill has a net negative water balance and therefore is a zero discharge facility. Mill process water is available as reclaim from the Anaconda Creek Tailings Pond.

Initial pit dewatering well flows will diminish after the first several years. Pit dewatering well water is available for use as make-up water.

Fresh water is available from pit dewatering wells and the upstream diversion dam on American Creek or from Crooked Creek. Potable water is available from existing exploration camp wells and from American Creek. Pit dewatering may have impacts to the existing domestic water supply wells.

SRK's review concludes that sufficient capital and operating costs are included for the freshwater supply, water treatment plant, fresh water diversion dam, fire and water discharge handling systems, including pumps, barges and piping. Water consumption/generation is represented in Table 3.4.2.1.

The initial and sustaining capital and the operating costs are presented below in Table 3.4.2.2 and in Table 17.4.1.

Table 3.4.2.1: Water Consumption/Generation

Facility	60ktpd	
Mill Make-up Water	$1,923m^3$/hr	(8,470gpm)
Freshwater – Pit Dewatering	$6,000m^3$/day	(1,100gpm)
Potable Water	$0.5m^3$/day	per person

Table 3.4.2.2: Water Supply (US$ millions)

Item	Initial Capital	Sustaining Capital	Operating Cost
Water Treatment Plant America Cr Freshwater Dam Pit Dewatering Wells/Pumps Piping/Installation Barges/Pumps Firewater Storage/Discharge	58.2	4.0m every 5 years	0.38m every year

3.4.3 Airport

The Project includes capital costs for construction of a new airport runway within the first several years of production. Currently a gravel runway exists at the exploration site.

Additionally, a State Airport gravel runway exists at the Crooked Creek Village, however this airport is not connected with mine operations. The new 1,800m (6,000ft) paved runway will allow passenger and freight service via 737 Combijet.

The existing gravel runway is 1,500m (5,000ft) and capable of handling a C-130 Hercules aircraft. Current ultimate pit projections undermine the existing gravel runway. The existing runway will continue in service until the new runway is completed.

The new runway will be located 14km by road west of the mine site. Extending, paving and flattening the grade for the new runway allows commercial jet service from Anchorage and Aniak. Work force rotation requires approximately two flights per week. Principally the jet will carry employees, food, and special or time-sensitive cargos. The new runway will require an access road to connect to the main access road from the port to the mine.

The capital and operating costs are presented below in Table 3.4.3.1 for both the existing gravel runway and new runway. These initial capital costs are shown in Table 17.4.1. The sustaining capital is included as SRK Airport in the same table. The operating costs are included in Table 17.4.1. The capital and operating costs are not particularly influenced by the Project production rate. SRK's review concludes sufficient sustaining costs and operating capital for the runway and short access road from the mine access road to the paved runway. Additional sustaining capital has been added for both the initial gravel strip and then the paved runway ongoing upgrades and for ancillary facilities including tower, freight storage facilities, runway lights, runway guidance systems, and jet fuel storage and refueling facilities. The plane transport cost is included as a contract service.

Table 3.4.3.1: Airport Runways and Roads (US$ millions)

Runway	Sustaining Capital	Operating Cost
Existing Gravel Runway	0.1	0.1
Crooked Creek State Airport	0	0
Paved Runway	0.4	0.1
Paved Runway Access Road	0	0
Plane Transport Contract	0	1.5
Total Gravel Runway	**0.1**	**1.6**
Total Paved Runway	**0.4**	**1.6**

3.4.4 Material Transport

The transport of material to the mine is achieved by utilizing three separate modes of transportation: barge, truck and plane (see Figure 3-2). The majority of supplies for the Project will be purchased in the Seattle/Vancouver area and shipped via ocean and river barges. Fuel supplies will be sourced in Alaska and hauled via tanker barges.

Barge Operations

All supplies for the Project, with the exception of air-transported perishable/emergency goods, and fuel obtained in Alaska are sourced from the Seattle/Vancouver area and delivered to the site on barges. Ocean transportation will be by 5,000-10,000t barges for the journey from Seattle/Vancouver to the mouth of the Kuskokwim River at Johnson Crossing in Kuskokwim Bay. A floating lightering station comprised of two 5,000-10,000t barges will be established at Johnson Crossing and will serve as the platforms for the transfer of freight from the ocean barges to shallow-draught 1,000t river barges. The lightering station will be removed during the off-

season and hauled to Vancouver or Seattle for contract work, repairs and re-stocking for the next barge season.

Barging up the Kuskokwim River (Figure 3-3) is only possible during the four months of ice-free flow, approximately June 1 to September 30. Barges will take approximately five days to make the 480mi round trip from Johnson Crossing to Jungjuk Creek. Contract barges and tugs will be used for all ocean and river transport.

The barge landing site at Jungjuk Creek is designed to facilitate a four-month barging season coupled with a nine-month minimum supply inventory. Offloading facilities for two barges will be established. Crews will work around the clock unloading the barges that will arrive at a rate of approximately 1.6 barges per day. A total of ten river barges will be required to meet the freight requirements, assuming a total round trip time of seven days, including loading and unloading.

An estimate of the quantity of material transported to the mine every year is as detailed in Table 3.4.4.1 below:

Table 3.4.4.1: Average Annual Barged Material Supply

Material	Construction Phase (t)	No. of Barges	Operating Phase (t)	No. of Barges
Fuel	5M gal (16,000)	25	16M gal (52,000)	80
Explosives	10,000	11	38,000	42
Mine consumables	5,000	6	4,000	5
Mill consumables	80,000	89	60,000	67
Other	35,000	39	3,000	4
Total	**146,000**	**170**	**157,000**	**198**

The majority of the supplies are transported and stored in watertight shipping containers allowing sheltered storage for extended periods of time. Loose items that require sheltered storage are housed in a warehouse at the mine site. A large lay-down area is required for the Jungjuk Creek landing site and is serviced with a fleet of four container forklifts and three flatbed, tractor-trailer trucks. A detailed site plan of the Jungjuk Creek landing has not been developed and will require a detailed engineering review of the area prior to design.

A 13M gal diesel tank farm will store nine months supply of diesel fuel for the site and will enable 200,000 gal capacity fuel barges to be unloaded efficiently using a series of pumps and pipelines. A smaller tank farm will be located at the mine site for mine and plant mobile equipment, ANFO production and emergency diesel generators.

Transport of material from the barge landing at Jungjuk Creek to the mine will be done throughout the year predominantly with 40ft long, tractor-trailer units each capable of handling 2 x 20ft or 1 x 40ft sea containers. Removable fuel cassettes will be used to transport diesel from the main tanks to the open pit fuel tanks. Based on the freight volumes listed in Table 3.4.4.1. Approximately 6,000 truckloads/yr (17/day) are required during the construction years and 6,300 (18/day) are required for the on-going operations.

The capital cost of the barge lightering station and the Jungjuk Creek landing facilities are estimated to be $60M and include all site work, buildings and mobile equipment.

Barging costs are estimated to be $350/t for the construction phase and $250/t for the operations phase and are developed from an adjusted contractor bid for trips from the Seattle/Vancouver area to the mine site.

3.4.5 Electrical Power Supply

There are three distinct phases for power supply to the Project: 1) construction; 2) grid tie-in; and 3) new coal-fired generation capability supply by Golden Valley Electric Association. The cost and timing of the three phases are shown in Table 3.4.5.1 below.

Table 3.4.5.1: Power Supply and Unit Cost by Phase/Yr (60ktpd)

Phase/Years		Phase 1 2007-2012	Phase 2 2013-2015	Phase 3 2016 and Beyond
Power Supply		On-site Diesel Generation	Intertie (Grid) Connection	Coal-fired Plant
Unit Power Cost	$/kWh	0.34	0.11	0.06
Power Line Maint.	$M/yr	0	1.0	1.0
Capital Cost	$M	28	385	0
Power Requirement	MW	15	140	140

Phase 1: Diesel Generated Power

The existing camp facilities will continue to be supported by diesel power generation while the Project permitting process takes place. Upon receipt of the applicable permits, the construction phase of the Project begins and the site will be supported by additional diesel generators.

Power consumption estimates for the construction phase are:

- Camp and ancillary demand   5MW
- Construction   5MW
- Pre-strip mining (one shovel)   5MW

    Total   **15MW**

Several options of generator size and configuration are available. For this Preliminary Assessment, it was assumed that nine (n+1) CAT 3516B generator sets rated at 1.825eMW prime power each at 480V and 60Hz will be used. The generators are housed in their own building located in close proximity to the mill and pit diesel fuel tanks.

When the grid intertie line is established, the diesel generators will be utilized as back-up emergency power in the event of an intertie power line failure. The emergency power will be used to provide indefinite back-up power to the employee camp, critical mill equipment, emergency lighting, critical pumps, water treatment facilities, heat tracing cables, communication equipment and computer systems.

Phase 2: Intertie Power

The proposed power line connecting the mine to the Anchorage-Fairbanks power grid will take an estimated seven years to complete and will be comprised of four years of permitting the power line and three years of construction.

The intertie line will run from Nenana, approximately 40mi west of Fairbanks to the minesite via a 350mi long, 230kV overhead power line. The estimated cost of the power line is $1M/mi and would be constructed using helicopters and trail access as suitable. The construction would be implemented on four fronts: N-E from Donlin; N-E from McGrath; and S-W from McGrath; and S-W from Nenana. Figure 3-1 shows the proposed route of the intertie powerline and the location of power supply phases.

There is not currently enough power in the Fairbanks-Anchorage grid to supply the +-140MW requirement of the Donlin Creek operation. Golden Valley Electric Association (GVEA) would have to add a 60MW gas turbine generator to its North Pole facility (10mi SE of Fairbanks) to meet the energy requirement. GVEA would also rely on the closure of the Fort Knox mine to obtain an additional 30MW of power for the system. If Fort Knox runs longer than expected, then GVEA would be required to build a second gas-turbine generator for the Donlin Project. GVEA currently has a permit to construct one additional 60MW gas power plant.

Phase 3: Coal-fired Power

Coal-fired power is anticipated to be phased in as a source of power for the Project upon the successful permitting of a mine-mouth coal-fired generation plant located at the Usibelli Coal Mine near Healy, Alaska. It is envisioned that the permitting and construction of the coal plant will take approximately ten years. The coal-fired plant will be permitted, funded, and operated by GVEA.

The use of coal-fired power will significantly reduce power costs over the existing intertie power sources. The coal plant is expected to produce power at $0.06/kWh versus the intertie cost of $0.11/kWh.

The Usibelli Mine has 50Mt of permitted mine reserves of "Sub-bituminous C" coal plus a significant coal resource base. Production from the mine is currently 1.2Mt per year and has the ability to expand capacity by another 1.7Mt per year. The Usibelli mine has been in operation since 1943.

It should be noted that if the intertie power line or coal-fired plant are not successfully permitted within the time frame allocated there would likely be a significant negative impact on the Project.

The capital cost of the gas turbine generator(s), transformers and the coal-fired plant will be borne by GVEA. The unit price of power, quoted by GVEA, has a capital repayment allowance built into it. The owners of the Donlin Project bear the liability of complete repayment of capital to GVEA and should the Project fail to repay the power company through on-going energy payments, then other forms of re-payment would have to be determined.

Alternative Power Generation

Several alternative energy sources may be feasible for the Project but were not included in the scope of this study. A peat-fired power plant in proximity of the Project may be possible based on potential peat resources in the area. A significant amount of work is required to verify potential positive contribution to the Project of a peat-fired power plant and understand the peat resource base, the environmental impact and the overall power production cost. Wind generation is also a possibility but only a small portion of the power requirements (approximately 20%) could be met with wind generation, if it is feasible and economic.

3.4.6 Buildings & Ancillary Facilities

A detailed design of buildings and other facilities has not yet been undertaken, but sufficient capital and operating expenditure is allotted for a typical operation of this size, complexity and location. Ancillary buildings include a diesel tank farm, generator building, accommodation for 450 employees, dry, warehouse, offices, shops, barge off-loading infrastructure, explosive magazines and security.

There appears to be sufficient space within the leased area for all planned facilities and storage areas.

3.5 Support Labor

A total support team of 161 people is required to conduct all of the support duties of the operation excluding direct mine and mill employees. Almost one-half of the 161 support staff are employed in material transport/warehousing roles, albeit that some of the positions will be seasonal as they will be associated with the heavy demands of the summer barging season.

Figure 3-1: Map of Central Alaska



Source: Expedia.com Modified by: NovaGold

Showing approximate proposed route of intertie powerline and location of power supply phases.

Figure 3-2: Material Flow Diagram



Figure 3-3: Kuskokwim River



Showing the Lightering site at Johnson Crossing and the Jungjuk Creek offloading site.

4   HISTORY (ITEM 8)

Table 4.1 summarizes the work history of the various operators at Donlin Creek. Since 1974 Calista Corporation has held the mineral rights to the property. Since that time any work on the property has been either for or through lease agreements with Calista.

Table 4.1: Work History Summary

Year	Company	Work Performed	Results
1909 to 1956	Various prospectors and placer miners	Gold discovered on Donlin Creek in 1909. Placer mining by hand, underground and hydraulic methods.	Total placer gold production of approximately 30,000oz.
1970 to 1996	Robert Lyman and heirs	Resumed sluice mining in Donlin area and placer mined Snow Gulch.	800oz Au recovered in the first year of operation in Snow Gulch.
1974, 1975	Resource Associates of Alaska (RAA)	Regional mineral potential evaluation for Calista Corporation. Soil grid and 3 bulldozer trenches dug in Snow area.	Soil, rock and vein samples return anomalous gold values. Trench rock sample results range from 2ppm Au to 20ppm Au.
1984 to 1987	Calista Corporation	Minor work. Various mining company geologists visit property.	
1986	Lyman Resources	Placer drilling finds abundant gray, sulphide-rich clay near Quartz Gulch.	Initial discovery of Far Side (Carolyn) prospect.
1987	Calista Corporation	Rock sampling of ridge tops and auger drill sampling of Far Side prospect.	Anomalous gold values obtained from auger holes
1988, 1989	Western Gold Exploration and Mining Co. (WestGold)	Airborne geophysics, geologic mapping and soil sampling over most of Project area. Total of 13,525m of D-9 Cat trenching at all prospects. Over 15,000 soil, rock chip and auger samples collected. 947m of AX core drilling, 404m (239 holes) of auger drilling and 10,423m of RC drilling (125 holes). First metallurgical tests and petrographic work.	Initial work identified eight prospects with encouraging geology ± Au values (Snow, Dome, Quartz, Carolyn, Queen, Upper Lewis, Lower Lewis and Rochelieu). Drilling at most of these prospects led to identification of the Lewis areas as having the best bulk-mineable potential.
1993	Teck Exploration Ltd.	1,400m of D-9 Cat trenching and two 500m soil lines in Lewis area. Petrographic, fluid inclusion and metallurgical work.	Expanded Lewis mineralized zone and identified new mineralized areas within the property.
1995 to 2000	PDUS	87,383m of core, 11,909m of RC drilling and 8,493m of trenching. Environmental work.	Discovery of American Creek Magnetic Anomaly (ACMA) when testing an aeromag anomaly. Numerous mineral resource calculations.
2001, 2002	NovaGold	39,092m of core, 11,589m of RC drilling, 89.5m of geotechnical drilling and 268m of water monitoring holes. Updated resource estimate.	Expanded the ACMA resource.
2003 to 2005	PDUS	25,448m of core and 5,979m of RC drilling	Infill drilled throughout the resource area. Discovered a calcium carbonate resource.
2006	Barrick (In Progress)	Approximately 80,000m of core drilling planned	Planned drilling programs to target resource conversion, resource expansion, property exploration and geotechnical/engineering issues.

4.1   1996 Work

Major activities included:

- Building a 75-person Weatherhaven tent camp;

- Constructing a 1,500m (5,000ft) airstrip on American Ridge;

- Constructing more than 4km (2.5mi) of new road between camp and mineral prospects;

- Drilling a total of 34,995m (144 holes, both core and RC);

- Assaying more than 21,000 drill, rock and soil samples; and

- Excavating more than 2,500m of trenches for sampling and mapping purposes in southeast Lewis area.

Most core drilling was on Lewis and Queen ridges, but eight core holes were drilled on the Dome, Far Side (formerly Carolyn) and Snow prospects. Seven RC drillholes were located at the southern end of an aeromagnetic anomaly southwest and west of Lewis Ridge. Four water wells were drilled for camp and drilling purposes.

Metallurgical studies were conducted on both sedimentary- and igneous-hosted ore from the Lewis area.

4.2   1997 Work

The goal of the 1997 exploration program was to develop a structural/geologic model of the Lewis/Queen area that would assist in determining mineralization controls. The following tasks were completed during 1997:

- 8,129m of RC drilling in 52 holes concentrated in wetlands and environmentally sensitive areas;

- 15,771m of HQ core drilled in 67 holes across the property;

- 4,222m of trenches excavated and a detailed geologic and mineralization map completed in the Lewis area;

- air-photos taken of the Donlin Creek Project area;

- 25 line km of max-min (EM) geophysical survey completed in the ACMA, 400 and southern Lewis areas;

- 1,800 line km of aeromagnetic survey completed at 50m line spacing and 50m elevation over the property;

- More than 600 soil samples collected in the ACMA and 400 areas;

- 2,100m of 1996 and 1997 trenches reclaimed in the Lewis area; and

- Continuation of baseline environmental studies.

4.3   1998 Work

The main tasks completed in 1998 include:

- 24,131m of HQ core drilled in 96 holes, mainly in the Lewis, Queen and ACMA areas (ACMA discovered when testing a magnetic anomaly);

- 1,904m of trenching and mapping in the Lewis/Vortex areas and 150m of trenching and mapping in the ACMA area (includes re-trenching and re-mapping of older trenches);

- Air-photos taken of the Donlin Creek Project area from the airstrip to Dome at 1:20,000 scale;

- Geological reconnaissance within the Donlin Creek property boundary;

- Ongoing reclamation of trenches throughout the property; and

- Continuation of baseline environmental studies.

4.4   1999 Work

Two programs were completed during 1999: an exploration drilling program focused in the ACMA/400 area, and a property-wide exploration program to locate other higher-grade prospects. Tasks and programs completed in 1999 include:

- 9,189 total m of core drilled in 33 holes;

- 646 soil samples and 92 rock samples collected;

- 17.7km of IP and resistivity lines completed;

- 2,237m of trenching and mapping (Dome, Queen, Far Side and Vortex);

- Property-wide 1:10,000 geological mapping;

- Ongoing reclamation of trenches throughout the property (900m reclaimed in 1999); and

- Continued baseline environmental studies.

4.5   2000 PDUS Work

Work during 2000 included an IP/resistivity survey and a drill program to test IP/resistivity anomalies coincident with soil geochemistry anomalies generated in the Dome-Quartz area. Tasks and programs completed in 2000 include:

- 41.6km of IP/resistivity lines;

- 1,403m of core drilled in 7 holes from the Dome and Quartz areas;

- Completion of a supplemental resource economic study; and

- Continued baseline environmental studies.

4.6   2001 NovaGold Work

NovaGold began fieldwork on the Project in 2001 after finalization of a joint venture agreement with PDUS. Work in 2001 included the following:

- 7,403m of HQ core drilled in 42 holes from the ACMA area; and

- 822m of trenching in the Lewis area.

4.7   2002 NovaGold Work

NovaGold continued work on the property in 2002 focusing on expanding both the ACMA resource and defining mineralization and new resource in adjacent prospect areas (Aurora, 400, Akivik as well as Vortex). Work in 2002 included the following:

- 39,092m of HQ core in 194 holes from the ACMA, Aurora, 400, Akivik and Vortex areas;

- 89.5m of HQ core in 2 geotechnical holes from Anaconda Creek;

- 11,589m of exploration RC drilling and sampling in 147 holes from the ACMA, Akivik, Aurora and Nuno areas;

- 268m of RC drilling in 5 water monitoring wells;

- Resource estimation and preliminary assessment in accordance with NI 43-101 (AMEC, 2002a and 2002b);

  o Measured and Indicated: 104.1Mt at 3.00gpt (1.5gpt cut-off), and

  o Inferred: 129.1Mt at 3.11gpt (1.5gpt cut-off).

- Contracted an updated economic study; and

- Continued baseline environmental studies.

4.8 2003 PDUS Work

PDUS elected to return as operator in 2003 as per the joint venture agreement. Work in 2003 included the following:

- Updated the resource estimation in accordance with NI 43-101 based on NovaGold's 2002 and previous drill programs (AMEC, 2003);

  o Measured and Indicated: 117.4Mt at 2.9gpt (1.5gpt cut-off), and

  o Inferred: 142.4Mt at 3.1gpt (1.5gpt cut-off).

- Calcium carbonate investigations; and

- Internal economic reviews.

4.9 2004 PDUS Work

PDUS only conducted environmental and geotechnical studies in 2004. Work in 2004 included the following:

- 2,335m of RC drilling and sampling in 17 condemnation holes;

- 852m of HQ core in 3 geotechnical holes;

- Geologic mapping and sampling for carbonate-rich material; and

- Continued environmental baseline studies.

4.10 2005 PDUS Work

PDUS focused on resource conversion, geotechnical investigation and environmental baseline studies in 2005. Work in 2005 included the following:

- 24,596m of HQ core (resource infill, geotechnical, condemnation) in 90 holes from the ACMA, Akivik, 400 Vortex, Lewis and Far East areas;

- 3,644m of RC drilling and sampling in 30 condemnation, water well and calcium carbonate exploration holes;

- 154m in 28 auger holes for geotechnical purposes;

- 22 test pits for geotechnical purposes;

- Continued environmental studies; and

- Continued internal economic reviews.

4.11 2006 Barrick Work (In Progress)

Barrick continues to focus on resource conversion, geotechnical investigation and environmental studies in 2006. The work plan for 2006 includes the following:

Approximately 70,000m of resource infill, exploration and condemnation core drilling; and

Approximately 10,000m of geotechnical/engineering core drilling.

4.12 Resource History

4.12.1 1989 WestGold

The first known resource estimate is an historical resource completed in 1989 by WestGold. No information is available regarding the personnel or methodology involved. The resource is not 43-101 compliant and no CIM definitions were used in stating the historical resource. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 1989. The historical resource was 3 million tonnes at average grade of 2.50ppm (218,908oz Au) at a 1ppm cut-off.

4.12.2 1993 Teck Exploration Ltd.

Additional drilling by Teck Exploration Ltd. resulted in an updated historical resource of 3.9 million tonnes at an average grade of 3.15gpt Au (393,000oz Au). No cutoff grade is available for the stated resource. The resource is not NI 43-101 compliant and no CIM definitions were used in stating the historical resource. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 1993.

4.12.3 2002 NovaGold

In 2002, AMEC (formerly MRDI) completed an NI 43-101 compliant Preliminary Assessment on the Donlin Creek Project (AMEC 2002a and 2002b). The resource is NI 43-101 compliant and CIM definitions were used in stating the resource. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 2002. The mineral resource as of 2002 is presented in Tables 4.12.3.1 and 4.12.3.2.

Table 4.12.3.1: January 24, 2002 Donlin Creek Measure and Indicated Resources

Cut-off Grade Au gpt	Measured			Indicated			Measured + Indicated		
	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
1.5	6.593	3.35	0.710	97.530	2.98	9.329	104.123	3.00	10.040
2.5	3.846	4.34	0.537	48.941	4.00	6.296	52.787	4.03	6.833
3.5	2.225	5.36	0.383	24.705	5.04	4.002	26.930	5.06	4.385

Table 4.12.3.2: January 24, 2002 Donlin Creek Inferred Resources

Cut-off Grade Au gpt	Inferred		
	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
1.5	129.144	3.11	12.921
2.5	66.984	4.20	9.043
3.5	36.806	5.22	6.183

4.12.4 2003 PDUS

In April 2003, AMEC (AMEC 2003) updated the resource estimate to include drilling information acquired since January 2002. The resource is NI 43-101 compliant and CIM definitions were used in stating the resource. It was constrained to a conceptual pit generated at a US$450/oz gold pricing. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 2003. The mineral resource as of 2003 is presented in Tables 4.12.4.1 and 4.12.4.2.

Table 4.12.4.1: April 2003 Donlin Creek Measured and Indicated Resources

Cut-off Grade Au gpt	Measured			Indicated			Measured + Indicated		
	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
1.5	7.9	3.1	0.799	109.5	2.9	10.343	117.4	3.0	11.142

Table 4.12.4.2: April 2003 Donlin Creek Inferred Resources

Cut-off Grade Au gpt	Inferred		
	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
1.5	142.2	3.1	14.308

4.12.5 2006 PDUS

In December 2005 and January 2006, PDUS updated the Donlin Creek Project resource model to include the drilling information acquired during the 2005 PDUS drilling campaign. Kevin Francis, P.Geo., an employee of NovaGold confirmed that the resource estimate is 43-101 compliant and CIM definitions were used in stating the resource (NovaGold, 2006). The cutoff grade was calculated using a US$400 gold price and a mining operation processing 30,000 to 40,000tpd. The resource estimate was constrained to a conceptual pit generated at a US$450/oz gold price. (Table 4.12.5.1) The resource model is relevant because it is the current resource model. However, the cutoff grade is no longer relevant because this Preliminary Assessment confirms the economic viability of a higher throughput and is reflective of current gold prices.

Table 4.12.5.1: January 19, 2006 Donlin Creek Project Mineral Resource Summary @ 1.2gpt Cut-off Grade

	Tonnes (Mt)	Au (gpt)	Contained Au (koz)
1.2gpt Au Cut-off (US$400/oz Au)			
Measured Mineral Resource	16.1	2.84	1,469
Indicated Mineral Resource	151.1	2.75	13,360
Measured + Indicated Mineral Resources	**167.2**	**2.76**	**14,829**
Inferred Mineral Resource	**156.0**	**2.72**	**13,643**

5 GEOLOGICAL SETTING (ITEM 9)

5.1 Regional Geology

The Cretaceous Kuskokwim Group, a post accretionary basin-fill flysch sequence, is the dominant stratigraphic unit found in the region (Figure 5-1). Estimated to be up to 12km thick, the Kuskokwim Group consists primarily of lithic sandstone (greywacke) with lesser interbeds of carbonaceous shale and siltstone. Generally the Kuskokwim Group displays no penetrative metamorphic fabric, but does contain localized zones of open to isoclinal folds.

The Kuskokwim Group has been intruded and locally overlain by Late Cretaceous to early Tertiary intrusions, dikes, sills and subaerial volcanic rocks. Many of the dikes appear to have been emplaced along or near NE-trending extensional zones. Plutonic rocks are comprised of monzonite, quartz monzonite, syenite, granodiorite and granite, and both intrude and are overlain by coeval volcanic rocks. Higher level porphyritic rhyodacite and rhyolite dikes and sills occur throughout the region. Contacts between the igneous dikes and sedimentary rocks of the Kuskokwim Group are typically sharp and without hornfelsed margins. K-Ar ages indicate two intrusive events, one around 71 Ma and the other around 65 Ma.

The Donlin Creek Project area lies between two major NE-trending right lateral faults: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north (see Figure 5-1). The region contains abundant NE to ENE-trending and NW to WNW-trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek regions is inferred to be right-lateral on NE structures and left lateral on NW faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement are speculative.

5.2 Property Geology

The Donlin Creek property geology is illustrated in Figure 5-2. The main rock types are greywacke, shale and siltstone of the Kuskokwim Group and intrusive porphyry units associated with a 65 million year old igneous event. Greywacke is dominant in the northern part of the resource area (Lewis, Rochelieu, Queen, Akivik) while shale-rich areas are common in the southern part of the resource area (ACMA, South Lewis). The overall bedding strikes NW and dips 10° to 50° SW. Numerous dikes and sills intrude the Donlin Creek sedimentary rocks, with the bulk of the igneous units occurring in a NE-trending corridor about 8km long. The dikes and sills range from a few meters to more than 60m in width and are composed of porphyritic rhyodacite and rhyolite and lesser mafic units. Sills are common in the ACMA and southern Lewis areas (shale dominant stratigraphy), whereas dikes dominate in the areas to the northeast (greywacke dominant stratigraphy).

The porphyritic rhyodacite has been divided into five units (RDXB, RDA, RDXL, RDX, RDF) of similar composition and mineralogy. These units are temporally and spatially related and reflect textural and perhaps temporal variations of a related intrusive phase. Differences include amount and size of phenocrysts, fineness of groundmass and overall color. The most abundant and thickest phase is the RDX, which is characterized by abundant large phenocrysts (about 30%) in a fine-grained crystalline groundmass. RDA refers to intrusive phases that contain somewhat smaller and less-abundant phenocrysts in an aphanitic groundmass with flow banded chill margins common at contacts. RDXL is a unique-looking RDX-like unit, with phenocrysts

occurring commonly as coarse lath-like crystals. RDXB, sometimes called blue porphyry because of its dark grey to bluish grey groundmass, typically contains large (>1cm) feldspar phenocrysts. RDF is a fine-grained porphyritic felsic unit with fine phenocrysts in an aphanitic groundmass. It is interpreted to represent the earliest phase of the felsic intrusive activity.

Mafic dikes and sills occur throughout the property. They are less common than the felsic intrusive rocks and generally are highly altered. They appear to be the oldest intrusive phase in the property.

High- and low-angle, NNE- and NW-trending faults reflect the dominant structural trends. These major structures, formed as a result of NNE directed compressional events, are clearly evident in the property geology and aeromagnetic data. Mineralization is structurally and lithologically controlled along NNE-trending extensional zones and is best developed where those zones intersect favorable host lithologies such as felsic intrusive dikes and sills and greywacke. Mineralization occurs within a pronounced NE-trending aeromagnetic low that is related to a low magnetic signature in the intrusive rocks, magnetite destructive alteration and thermal metamorphism of the surrounding sedimentary rocks.

5.3   Deposit Geology

5.3.1 Stratigraphy

A rough stratigraphy for the Cretaceous Kuskokwim Formation occurring within the Donlin Creek resource area was developed in 2002 and is shown below in Table 5.3.1.1.

Table 5.3.1.1: Generalized Stratigraphy of the Donlin Creek Project

Assigned Nomenclature	Principal Rock Type	Apparent Thickness
'Upper Greywacke'	Greywacke	100+ meters - open up
'Upper Siltstone'	Siltstone/Shale	50m
'Main Greywacke'	Greywacke	80m
'Main Shale'	Shale/Argillite	to 140m (with sill thicknesses incl.)
'Basal Greywacke'	Greywacke	200+ meters, open down

There is considerable complexity within this sequencing. Transition zones of rhythmically inter-bedded shales and sandstones are common, making absolute stratigraphic breaks difficult to determine.

Numerous thin ash units varying in width from a few millimeters to as much as 10cm occur throughout the section but are best preserved within low energy shale and argillite intervals such as the Main Shale.

The overall stratigraphic section dips moderately to the south but locally is folded along EW to NNW fold axes as a consequence of N to NNE directed compression. Low to moderately N-dipping reverse faults formed in response to compression ramp-up fold hinges along competency boundaries between shale and greywacke-dominant sections. In general, the low angle reverse faults result in only minor steepening of the stratigraphy adjacent to the faults.

5.3.2 Local Lithologies

Age relationships of the various intrusive phases at Donlin Creek show a narrowly confined period of intrusive emplacement during the upper Cretaceous in a NNE-directed, regionally

compressive regime. A wide variety of intrusive phases of generally felsic composition, form a complex pattern of anastomosing sills and dikes within that compressive regime. Table 5.3.2.1 summarizes the current nomenclature and apparent temporal relationships between the various intrusive units.

Table 5.3.2.1: Intrusive Lithologies within the Donlin Creek Resource Area

Name	Code	Relative Age
Blue Porphyry	RDXB	Youngest
Aphanitic Flow-banded Porphyry	RDA	▼
Lathe-rich Porphyry	RDXL	▼
Crystalline Porphyry	RDX	▼
Fine-grained Porphyry	RDF	▼
Mafic Dikes	MD	Oldest

In a few local instances there appear to be discrepancies in these observed relationships, particularly between RDX and RDXL, which seem to have some temporal overlap. There are a few instances where RDX appears to cut earlier RDXL.

The ACMA, South Lewis, Aurora, 400 deposits are hosted mainly in multiple felsic sill phases intruding a dominantly shale sedimentary sequence (Figure 5-4). All five intrusive phases are present. A low angle reverse fault (Lo fault) extends across the resource area from ACMA to South Lewis cutting those deposits. This fault may have played a role in controlling intrusive extent in these areas.

The North Lewis, Queen, Rochelieu, Vortex and Akivik deposits are hosted mainly in multiple felsic dike phases, intruding a predominately greywacke sedimentary sequence ('Basal Greywacke'), (Figure 5-3).

NovaGold believes the Donlin Creek geology to be well understood and able to provide a basis for resource estimation.

Figure 5-1: Donlin Creek Regional Geology



After Miller et al, 2000

Figure 5-2: Main Trend Geology



Piekenbrock and Petsel, 2003

Figure 5-3: Donlin Creek Resource Area Geology



Piekenbrock and Petsel, 2003

Figure 5-4: ACMA Geologic Section – 40400E



Piekenbrock and Petsel, 2003

6   DEPOSIT TYPES (ITEM 10)

Two distinct styles of gold-rich mineralization (Dome-Duqum style and ACMA-Lewis style) occur within the Donlin Creek trend. The Dome-Duqum mineralization, an early, high-temperature porphyry style, is characterized by fracture-controlled stockwork, laminated quartz-only veins containing varying proportions of Cu, Zn, Bi, Ag, Te, Se and local native gold mineralization. Silicification is locally associated with the veins. This style of mineralization occurs in the northern part of the property at the Dome and Duqum prospects and is not a part of the current resource estimate (Figure 5-2). Contact metamorphism (hornfelsing) of the sedimentary rocks adjacent to host intrusives is common in areas containing this style of mineralization. Cross-cutting relationships were established in trench mapping during the 1999 field season that indicate the relative older age of the Dome mineralization.

The ACMA-Lewis style of mineralization is consistent with an epithermal gold model reflecting a later low-temperature, low-sulfidation epithermal system. This system constitutes the main mineralizing event at the Donlin Creek property and is the sole style of mineralization within the current resource area. The ACMA-Lewis style of mineralization, characterized by an Au-As-Sb-Hg geochemical signature, consists of sheeted quartz and sulphide only veinlets and abundant disseminated arsenopyrite. The bulk of the gold occurs in the lattice structure of arsenopyrite. Stibnite, realgar and native arsenic are commonly observed associated with zones of higher-grade gold mineralization but do not appear themselves to host any significant gold mineralization compared to arsenopyrite. Disseminated gold-bearing arsenopyrite can also be found adjacent to veinlets and veinlet zones as broad selvages as well as in fracture/contact zones within structurally favorable lithologies. Mineralization is best developed within the intrusive rocks and to a much lesser extent, the sedimentary rocks particularly the more massive greywacke. Sedimentary units in areas of ACMA-Lewis mineralization typically show no contact metasomatic effects.

7   MINERALIZATION (ITEM 11)

Gold mineralization at Donlin Creek is primarily structurally controlled along NNE-trending extensional zones and is best developed where those zones intersect favorable host lithologies, specifically intrusive dykes and sills, and greywacke. Disseminated mineralization is also present with highest concentrations typically adjacent to veinlets and veinlet zones.

The resource area contains multiple veinlet types of slightly different mineralogic characteristics which represent an alteration and mineralization paragenesis developed from a single hydrothermal fluid. The earliest gold-bearing mineralization occurs as sulphide-rich, (pyrite dominant) quartz-poor veins (V1) progressing into a quartz-dominant (with variable arsenopyrite) vein phase (V2) that with further development transitions to veins containing native arsenic, stibnite and realgar (V3) and lesser quartz. The last phase of veining consists of a more broadly oriented carbonate-quartz vein set (V4) and has the lowest gold grade of vein types. Some cross cutting relationships have been documented to verify the relative ages of the vein types. Though individual veinlets are typically thin (< 1cm), vein density can range up to 5-10 veins/m.

The orientation of the mineralized veinlets typically subparallels the main compressive structural regime axis (NNE). The V1-V3 vein sets increase markedly in gold grade while maintaining a generally consistent NNE-strike and SE-dip (Table 7.1).

Table 7.1 shows the consistency of orientation and changing grade among the various vein types in the mineralization at Lewis and ACMA.

Table 7.1: Vein Type Grade and Orientation for the Donlin Creek Deposit

Vein Type	Dominant Mineralogy	Grade* Au (gpt)	Average Orientation (azimuth/dip)	Relative Age
V1	Sulphide	2.7	020/67	Oldest
V2	Quartz-Sulphide	3.9	022/68	▼
V3	NA, St, Re	7.4	028/72	▼
V4	Carbonate	0.6	028/65	Youngest

* Represents average of 1-3m core samples containing veins of the respective vein type.
Note: Results are from combined data of the 2002 and 2001 NovaGold vein orientation studies.

Zones of veining, and associated sulphide mineralization, occur throughout the resource area. Vein zones can range from 2m-35m in width and are characterized by multiple vein types that can exhibit slightly varying orientations even though the general trend of the zones is consistently NNE with a SE dip.

Vein zones occur within larger, continuous zones, or mineralized "corridors", throughout the resource area. Within the 'corridors', intrusive rocks are typically altered to ammonia illite with intense and more structured or crystalline illites associated with higher-grade zones of mineralization. Broad haloes of admixed illite and kaolinite surround the illite-rich mineralized corridors and show no significant grade.

The mineralized zones in ACMA exhibit the strongest vertical continuity within the resource area with mineralization occurring over a vertical extent of +400m (depth of current drilling). Mineralization remains open to depth.

8   EXPLORATION (ITEM 12)

Two major exploration/drill programs were conducted within the resource area at Donlin Creek between 2002 and 2005; one by NovaGold (2002) and the other by PDUS (2005).   Both programs are discussed below.

8.1   2002 NovaGold

NovaGold exploration work in 2002 consisted of diamond core drilling (39,092m) and RC drilling (11,589m). Drilling occurred throughout the resource area but was concentrated in the western part of the resource area centered on ACMA. The purpose of the program was to extend known mineralized zones and potentially define new zones. A reverse circulation drill was used primarily to explore for zones of new mineralization with follow-up core drilling to better define the mineralized ones. The program was successful in expanding mineralization beyond the ACMA and 400 areas resulting in the discovery of the Aurora and Akivik zones. The initial step-out drilling was based on an approximate 100m x 100m grid spacing with a subsequent 50m x 50m drill spacing dependent on initial results. The majority of core holes were drilled to the north and inclined at 60° from horizontal to better intersect both sill contacts and veinlet zones.

NovaGold also re-logged select pre-2001 core holes in order to develop an updated lithology and structure model. These data aided in planning the exploration drilling. The drilling was done by T and J Enterprises (rotary reverse circulation) and Boart Longyear (core) under the direction of NovaGold and is described in more detail under section 9 of the Preliminary Assessment.

8.2   2005 PDUS

The PDUS exploration work in 2005 consisted of infill diamond core drilling (24,596m) and RC drilling (3,644m). The majority of the core drilling was done in the Lewis and ACMA areas in order to reduce drillhole spacing in select areas containing inferred resource. A rough 80m x 60m grid for the new in-fill holes was used. This spacing proved optimal using the existing drillholes. Core holes were drilled westerly with an average inclination of 60° from horizontal to best intersect vein zones mineralized corridors.

The drilling was done by T and J Enterprises (rotary reverse circulation) and Boart Longyear (core) under the direction of PDUS and is described in more detail under Section 9 of the Preliminary Assessment.

9   DRILLING (ITEM 13)

9.1   2002 NovaGold

NovaGold completed extensive drilling throughout the resource area in 2002 with core drilling totaling 39,092m in 194 drillholes and reverse circulation (RC) drilling totaling 11,589m in 147 holes.

Core holes ranged in depth from 17m to 572m and averaged 201.5m. The program utilized four diamond drill rigs contracted from Boart Longyear, and used standard wireline equipment and HQ diameter core. Drilling was well supervised, the sites were clean and safe, and work was efficiently conducted.

Holes were primarily drilled at a declination of between 60° and 70° and oriented to the north to optimize intersection of both sill and mineralization corridors. Down-hole surveys were taken about every 30m using a reflex camera.

The RC holes ranged in depth from 30.5m to 140m and averaged 79m. The program utilized a single RC drill contracted from T and J Enterprises, a Montana-based drill company. The RC drilling was well supervised, the sites were clean and safe, and work was efficiently conducted.

Drillhole collars were located respective to a property grid. Proposed drillhole collars were located using a Garmin GPS while final, completed collars were surveyed with an Ashtech GPS utilizing post-processing software for ±0.1 m accuracy. The Project uses the UTM coordinate system.

Standard logging and sampling conventions were used to capture information from the drill core and, where applicable, RC chips. The core was logged in detail using paper forms with the resulting data entered into the main database (Access$^{©}$ database) either by the logging geologist or a technician. Five types of logged data were captured in separate tables: Lithology, Mineralization, Alteration (visual), Structural and Geotechnical. Remarks for each were also captured. Data for the Lithology table was recorded in a two to four letter alpha code representing each of the identified lithologic units. The Mineralization table captured visual percent veining (by type) and sulphide mineralogy (pyrite, arsenopyrite, stibnite and realgar). The Alteration table captured specific alteration features including iron oxides and carbonate alteration using a qualitative scale. Structural data capture included the type of structure and their orientation measurements relative to core axis. In addition numerous oriented core measurements in select core holes were determined using clay-impression methodology. The Geotechnical table records percent recovery and RQD for the entire hole, and fracture intensity where warranted. The protocols and coding are similar to those used by PDUS during its drilling campaigns.

In the fall of 2001, a preliminary study of alteration variability was undertaken on hand samples using a PIMA short-wave infrared spectrometer (SWIR). Based on those results, a PIMA was again utilized in early 2002 to ascertain alteration mineralogy in relation to detailed logging observations, as well as, assay and geochemical results. That study successfully demonstrated that SWIR spectrometry was efficient in defining alteration assemblages controlling the distribution of gold grade.

A more serviceable, high throughput ASD SWIR spectrometer was subsequently used in 2002 in order to collect alteration data for the entire Donlin Creek resource area. Virtually all core holes

within the ACMA, Aurora, 400 and Akivik areas, including core from previous drill campaigns, were analyzed using the spectrometer during the 2002 field season. A significant portion of drill core from the South Lewis and Vortex areas has also been completed.

Drill core has been well handled and is currently maintained on site at Donlin Creek. Data collection was found to be consistent from hole to hole and between different loggers. Core recovery in the intrusive units, both where mineralized and unmineralized, was excellent, usually exceeding 90% and often reaching 100% recovery. Recovery in the shale dominant sediments was more variable, ranging from 80% to >95%. Overall, the 2002 drill program and data capture were conducted in a competent manner.

9.2   2005 PDUS

The 2005 PDUS drilling program at Donlin Creek utilized both core and RC drills. Core drilling totaled 24,596m in 90 drillholes whereas reverse circulation (RC) drilling totaled 3,644m in 30 holes.

Core drilling focused on in-fill drilling primarily in the ACMA and Lewis areas. Core holes ranged in depth from 79m to 544m and averaged 273m. The program utilized three diamond drill rigs contracted from Boart Longyear, and used standard wireline equipment and HQ diameter core. Drilling was well supervised, the sites were clean and safe, and work was efficiently conducted. Most holes were oriented in a NW orientation and drilled at a declination of between 50° and 60°.

The RC holes ranged in length from 102m and 201m, and averaged 121.5m. As in 2002, both drill programs were well supervised, the sites were clean and safe, and work was efficiently done.

Down-hole and collar survey methods, logging conventions and data entry procedures were the same as used in 2002. Alteration data was again collected using an ASD SWIR spectrometer. Core recovery was excellent. Overall, the 2005 drill program and data capture were conducted in a competent manner.

9.3   2006 Barrick Drilling

Barrick is midway through a 80,000m drilling program exceeding including mostly infill drilling but also including some exploration and geotechnical drilling. The infill program is targeted at upgrading inferred resources. Once the program is complete, NovaGold will update the geologic model and the resource estimate toward the end of 2006.

Barrick is using the same sample preparation, handling, and security policies used by PDUS and NovaGold. A rigorous QA/QC program including blanks, standard reference material and duplicate samples is being utilized by Barrick. This is the same protocol utilized by PDUS and NovaGold to ensure that the assay lab is operating in control.

Drill hole assay composites for the 1995-2005 drilling campaigns are attached as Appendix C. The composites were calculated using drilled length and may or may not represent true width of the drilled mineralized zone.

10 SAMPLING METHODOLOGY & APPROACH
(ITEM 14)

The sampling protocol for both the 2002 NovaGold and 2005 PDUS programs was the same. For core, the logging geologist marked the sample intervals, typically 2m in length within major rock types (intrusive vs. sediment). Due to rheology differences of the various rock types sample intervals were broken at main lithologic contacts and locally at significant mineralization changes. Sample intervals could be extended to 3m in weakly to unmineralized core. Both sample intervals used are well within the width of the average mineralized zone in the resource area. Typically the entire hole was sampled with the exception of a few holes that encountered significant intercepts of unmineralized shale/siltstone. Core recovery was good to excellent resulting in quality samples with little to no bias. This sampling approach is considered sound and appropriate for this style of gold mineralization. The majority of the core drilling was focused within the resource area specifically for geologic control and to best define zones of mineralization for the resulting resource estimate

After logging, the core was digitally photographed and cut in half using diamond core saws. Specific attention to core orientation was maintained during core sawing to ensure the best representative sampling. One-half of the core was returned to the core box for storage at site and the other bagged for sample processing.

RC samples were continuously collected during drilling at 1.524m (5ft) intervals using a standard rotary sample splitter. A roughly 25% split of the total drilled material was collected for analysis. RC drilling was predominantly used on the margins of the resource area mainly for exploration/condemnation purposes.

Significant 2m composited assays for the Donlin Creek Project are shown in Appendix C. Only values greater than 3gpt Au are shown.

There are no known drilling and/or recovery factors that could materially impact accuracy.

11 SAMPLE PREPARATION, ANALYSES & SECURITY (ITEM 15)

11.1 Prior to 2005

Sample preparation, quality assurance and quality control for assays prior to 2002 were analyzed by AMEC and reported in their March 2002 Technical Report (AMEC, 2002b). Samples drilled in 2002 were analyzed by AMEC and reported in their July 2003 Prefeasibility Update report (AMEC, 2003). AMEC determined the assays and the database was suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005.

11.2 2005

Sample preparation and analyses were consistent for both the 2002 NovaGold program and the 2005 PDUS program.

Initial sample preparation, for both core and RC samples, was done at site utilizing the same sample protocol method PDUS established during its earlier campaigns. Sample preparation was conducted and supervised by employees of PDUS. In 2005, the sample preparation lab was under the control of PDUS. This initial sample preparation entailed the following steps:

1. The entire sample is dried in an oven heated to 85°C to 90°C for 12 hours.

2. The sample is put into trays for processing through a jaw crusher. The sample tag stays with the sample.

3. Blank samples (one of the three QA/QC control samples) are inserted into the sample stream (see 6. below).

4. The sample is put through the jaw crusher where the end product passes 70% minus 10 mesh (2mm).

5. The sample is then passed through a riffle splitter four to six times to obtain a suitable amount of sample (150g to 300g, usually in the low 200s). The final fraction is put into a pulp bag and marked, and the remainder is put back into the original sample bag.

6. Two additional control samples, Standard Reference Material (SRM) and a duplicate, are inserted at this stage. Control samples (SRM, duplicate, blank) are included in every batch of samples (20 samples per batch). The SRM is already processed to a pulp and is inserted as approximately 50g amounts. The blank is prepared by processing a sample from a bin of gravel-size crushed rock by passing it through the jaw crusher and riffle-splitting to approximately 200g. When a duplicate is required, the sample is passed through the riffle splitter once, and each half is split again to obtain an approximate 200g sample. The sample process lab is kept very clean and orderly, and all equipment is well maintained.

The sample shipment procedure is as follows:

1. Boxed coarse sample splits were flown from the Donlin camp to Aniak via Vanderpool Flying Service and delivered to Frontier Flying Service.

2. Samples were then shipped from Aniak via Frontier Flying Service to the ALS Chemex lab facility in Fairbanks, Alaska. All sample shipments were accompanied by a Frontier Flying Service waybill. This allowed tracking of every sample from the time it left camp until it was received by ALS Chemex.

3. Sample numbers were entered into the ALS Chemex database in Fairbanks prior to shipment of the samples to the ALS Chemex laboratory in North Vancouver, British Columbia, where they are pulverized and analyzed.

Once at the Vancouver ALS Chemex laboratory the samples were pulverized into a pulp (to better than 90% minus 150 mesh, or 100μm) and analyzed by a 1-assay ton method, wherein a 29.17g sub-sample was taken from the pulp sample, fire assayed and analyzed using an atomic absorption spectroscopy (AAS) finish. Samples that assayed 10 g Au/t or more were re-assayed by a fire assay/gravimetric finish (2002 NovaGold) or an "ore grade" AAS technique (2005 PDUS). ALS Chemex is a nationally certified laboratory.

Rigorous quality assurance programs were in place for virtually all the samples to be used in the ACMA and Lewis mineral resource estimate. PDUS created four in-house control standard reference materials or standards. Two were used consistently throughout PDUS's earlier campaigns and NovaGold's 2001-2002 work: Geological Gold Standard C and Geological Gold Standard D. These standards were made according to an accepted methodology of homogenization and round-robin assaying. The certification process was supervised by PDUS's assay team. One or both standards were inserted in all batches, depending on the range of expected values.

The two PDUS standards were exhausted during the 2005 PDUS program necessitating the purchase of additional standard material. Three standards were acquired: two from Analytical Solutions Ltd. (Oreas 6Pb and Oreas 7Pb) and one from CDN Resource Laboratories Ltd. (CDN-GS-3). These standards were also made according to an accepted methodology of homogenization and round-robin assaying.

The performance of the standards was monitored and batches that fell outside of accepted limits were reassayed and the original assays were replaced. An exception to this protocol was made for batches containing negligible gold values. Overall, with monitoring, the assays were kept within acceptable limits and demonstrating of assay process.

Duplicate samples (coarse rejects prepared at site) were used to evaluate the analytical laboratory's sample preparation and analytical precision. The scatter about 0% relative difference is symmetric, suggesting no bias in the assay process. As such, NovaGold considers the duplicate program to have performed well and to indicate good reproducibility of the gold values.

Blanks samples were included to check for the presence of contamination in both sample preparation and assaying. PDUS had collected a large container of uncrushed unmineralized gravel for use as the blank material. Almost all values (>99%) lie below 0.10gpt Au and average of 0.007gpt Au. The blank sample program worked well and demonstrates negligible contamination in the sample preparation process.

The results of the Donlin Creek quality assurance programs using coarse reject duplicates, blanks and SRM and the review of sampling procedures, security and analytical procedures

demonstrated to SRK that the quality of the assay database is sufficient for use in estimating mineral resource.

12 DATA VERIFICATION (ITEM 16)

12.1 Prior to 2005 Campaign

As a test of data integrity, the data used to estimate the January 2002 Donlin Creek mineral resources reported in the February and March 2002 Technical Reports (AMEC 2002a, and 2002b), and July 2003 mineral resource update (AMEC, 2003) were checked several ways. AMEC concluded that the assay and survey database used for the Donlin Creek mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

AMEC initially conducted a 5% check of randomly chosen drill holes in each of the ACMA and Lewis regions and checked gold values against the original electronic assay certificates. No errors were uncovered. AMEC also checked the down-hole survey data. Camera shots were read for the check drill holes and compared to those stored in the resource database. A significant transcription error rate was found in all regions. As a result, NovaGold instituted a 100% check of the camera shot readings. AMEC re-checked the survey data after this work was completed and found no errors. Collar coordinates were checked against the database entries. AMEC checked three randomly chosen drill collars with a GPS unit. Readings obtained matched those entered in the database.

12.2 2005 Campaign

NovaGold conducted a 100% check of 2005 drillhole Au assays within the resource area against electronic assay certificates. An error rate of less than 1.5% was uncovered. NovaGold also checked all 2005 collar and down-hole survey data. Electronic downhole survey files were read for the drillholes and compared to those stored in the resource database.

Kevin Francis, P.Geo, verified the integrity of the 2005 data for the January 20, 2006 Donlin Creek Technical Report and determined it was sufficiently free of error to be adequate for resource estimation.

The resource model used for this SRK Preliminary Assessment is unchanged since the January 20, 2006 Donlin Creek Technical Report. No revalidation of the data is warranted.

13 ADJACENT PROPERTIES (ITEM 17)

Information on adjacent properties is not applicable to this Preliminary Assessment.

14 MINERAL PROCESSING & METALLURGICAL TESTING (ITEM 18)

14.1 Metallurgical Test Work

Metallurgical testing of the Donlin Creek mineralized zones has been ongoing for the past decade. The test results to date support the process flow sheet summarized in this section. The following laboratories have performed metallurgical tests on samples of the Donlin Creek resource:

- PDUS, Inc. – general amenability tests;

- Newmont Mining Corporation – flotation with nitrogen;

- Hazen Research, Inc. – flotation, CIL, and grindability;

- G&T – batch flotation concentrates for tests by Dynatec;

- Dynatec – pressure oxidation (POX) tests and CIL;

- AMTEL – mineralogical characterization of gold occurrence;

- SGS Lakefield – grindability and separation of pyrite/arsenopyrite;

- Polysius Corp. – high-pressure grinding roll evaluation; and

- Dorr-Oliver EIMCO – tailings thickening.

The behavior of the material to be concentrated can be characterized as follows:

- It is medium-hard with a BWi of approximately 15kWh/t;

- The gold occurs interstitially in arsenopyrite and is very refractory;

- Little or no gold is associated with pyrite;

- There is no visible free gold;

- The sulfides are susceptible to rapid surface oxidation;

- The sulfide sulfur content is low, less than 1.5% $S^=$;

- The arsenic content averages about 0.37% As;

- The carbonate content is less than 4% CO_3; and

- The natural pH is in the range 7.0 - 8.0.

The intrusive material is more responsive to sulfide concentration by flotation than the sedimentary rock type is and, following oxidation, the sulfide concentrate from the intrusive rock type is more amenable to cyanidation by CIL. Flotation in the absence of oxygen, Newmont's "N2TEC" technology, typically yields 3% higher recovery on intrusive material and 7% on sedimentary. Overall recoveries through cyanidation of the oxidized flotation concentrate using N2TEC were 90 - 95% on intrusive and 71 - 79% on sedimentary with an expected average of 90.6% recovery to doré on a calculated blend of 81.3% intrusive and 18.7% sedimentary.

14.2 Process Description

The process flowsheet envisioned begins with tertiary crushing followed by primary ball milling. However, consideration should also be given to SAG milling of coarse ore with pebble crushing and secondary ball mills since tertiary crushing of damp sticky ore can be difficult and primary ball mills do not perform well on particles coarser than 12mm. Single-stage flotation using nitrogen as the aeration medium would produce a sulfide concentrate that would be oxidized in an autoclave, and then fed to a conventional CIL circuit, followed by refining of precious metals to produce doré containing about 81% Au and 19% Ag. Acid generated during oxidation would be partially neutralized with alkaline flotation tailings, then fully neutralized with lime. A cryogenic oxygen plant would supply oxygen to the autoclave and nitrogen to the grinding mills and flotation cells. A schematic of the process flowsheet is shown in Figure 14-1.

14.3 Process Design Criteria

From the metallurgical testwork the following process design criteria have been determined:

- Average ball mill work index = 15;

- Flotation feed size = 80% passing 74μ (200-mesh);

- Weight recovery into a flotation concentrate = 12 - 18%;

- Autoclave conditions: 50 minutes at 220ºC and 325psig with oxygen;

- CIL parameters: pH 10.5 and 2.7kg NaCN/t concentrate for 40 hours;

- Overall gold recovery to doré = 90.6%;

- Doré composition = 81% Au + 19% Ag; and

- Final tailings thickener underflow density = 50% solids.

14.4 Power Requirements

The processing facility will consume more electrical energy per tonne of mill feed than a conventional CIL plant due to the demands of the main air compressor in the oxygen plant (about 20kW per daily tonne of oxygen capacity). Total power requirements are summarized in a separate section of this Preliminary Assessment.

14.5 Process Labor Requirements

A facility treating 60ktpd of Donlin Creek ore will require a total of 176 staff and hourly personnel as presented in Table 14.5.1 below:

Table 14.5.1: Process Labor Requirements, 60ktpd

Position	Units
Process Manager	1
Chief Metallurgist	1
Metallurgists	3
Chief Assayer	1
Assayers	18
Refiners	4
Process General Foreman	1
Process Shift Foremen	8
Maintenance General Foreman	1
Maintenance/Electrical Foremen	3
Operators and Laborers	84
Mechanics, Electricians, Instrument Technicians	51

14.6 Conclusions & Recommendations for Additional Testwork

The property has various ore types that have very different metallurgical that likely affect mine planning and more detailed scheduling may aid the economics.

Two corporate laboratories and five contract laboratories, all highly reputable, were responsible for various metallurgical testing programs as summarized at the beginning of this section. Usually, tests were conducted on blended composites of Donlin Creek drill core or RC samples that had been crushed to pass a 10-mesh (1.651 mm) sieve aperture. Composites were assayed in duplicate or triplicate using standard fire assay procedures or fire assay with an AAS finish. Trace element determinations were made by ICP.

In most instances, flotation feed pulps were prepared by batch grinding in a laboratory ball mill to a product size of 80% passing 200-mesh (0.074 mm). Flotation tests were conducted in batch aerated cells with sample capacities of 500 grams and 1,000g and typically at an initial pulp density of 20 to 35% solids. With the exception of recent preliminary tests that employed re-flotation of rougher concentrates under alkaline conditions to separated pyrite from auriferous arsenopyrite, flotation only produced rougher concentrates. Flotation tests using nitrogen as the aeration medium were carried out in hooded cells receiving pure nitrogen gas under a positive pressure.

Given the intimate association of gold and silver with arsenopyrite, direct cyanidation of both untreated samples and flotation concentrate resulted in less than 10% of the precious metals dissolving during cyanidation.   Batch autoclave oxidation tests and continuous multi-compartment tests led to the prediction of 50 minutes retention time at 220ºC and 325 psig with oxygen as preferred design conditions.

Cyanidation of the oxidized flotation concentrates was effected in small agitated vessels and in aerated bottles at typically ambient conditions. The results of this work led to selection of pH 10.5 and 2.7kg NaCN per tonne of concentrates for process design criteria at a total CIL residence time of 40 hours.

All laboratories did not necessarily rely on the same analytical procedures for test products, but dried samples were typically pulverized in a ring-and-puck apparatus, then blended and bagged prior to analysis. Weighed portions were either digested and the solutions analyzed by AAS or they were fire assayed with or without an AAS finish. Test products' weights and assays were then used to compute a calculated head assay, which could be compared with the head assay of

the composite to assess reliability of test results. In nearly all cases, agreement was within a few percent – well within industry standards.

Some sense of the degree to which samples submitted for metallurgical testwork are representative of the resource can be derived from the fact that most of the composites tested had head assays that compared well with a predicted life-of-mine grade of 2.17gpt Au. Perhaps of greater significance to a metallurgist is the fact that the samples tested were all extremely refractory, ensuring that the intended treatment flowsheet should be effective even if the gold exhibits variable behavior during the project's life. As a final point, there was no visible gold in the samples that were characterized mineralogically and duplicate assays revealed no evidence of a nugget effect.

Since nearly all of the gold is associated with arsenopyrite and essentially none is with pyrite, separation of pyrite from arsenopyrite in one or more stages of cleaning, perhaps after regrinding of the rougher concentrate, should be studied. If this could be done without sacrificing a significant amount of gold, the sizes of the oxidation autoclave and the oxygen plant could be reduced, along with proportionate reductions in requirements for electrical energy and lime. On the other hand, rejection of pyrite from the rougher concentrate might increase the acid generating potential of the tailings.

Figure 14-1: Process Flowsheet



15 MINERAL RESOURCE ESTIMATE (ITEM 19)

15.1 Introduction

The current resource estimates at Donlin Creek, presented in Table 15.1.1, are based on the PDUS Donlin Creek Project 2005 Mineral Resource Estimation Update Report, December 2005 (the "PDUS Report").

It should be noted the Inferred category of mineral resources, as listed in table 15.1.2 below, are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is absolutely no certainty that the resources listed in Table 15.1.1 below will lead to an economically viable project. The mineral resources have been classified using logic consistent with the CIM definitions incorporated in NI 43-101. The mineralization of the Project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred resource categories. Based upon a processing throughput rate of 60ktpd and a gold price of US$500, a cutoff grade of 0.76gpt is reasonable. A tabulation of this resource model was the subject of a NovaGold press releases dated August 24, 2006 and August 31,2006 slight differences are due to differences in mine design software packages.

Kevin Francis P.Geo., an employee of NovaGold, is the qualified person responsible for this resource estimate.

Table 15.1.1: Measured and Indicated Mineral Resources at Various Au Cut-off Grades

Cut-off Grade Au gpt	Measured			Indicated			Measured + Indicated		
	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
0.5	21	2.4	1.6	213	2.2	15.4	234	2.3	17.0
0.6	21	2.5	1.6	207	2.3	15.3	227	2.3	16.9
0.7	20	2.5	1.6	200	2.4	15.1	220	2.4	16.7
0.76*	20	2.56	1.6	196	2.39	15.0	215	2.4	16.6
0.8	19	2.6	1.6	193	2.4	14.9	212	2.4	16.5
0.9	18	2.7	1.6	184	2.5	14.7	202	2.5	16.3
1	18	2.7	1.5	175	2.6	14.4	193	2.6	15.9
1.1	17	2.8	1.5	166	2.7	14.1	183	2.7	15.6
1.2	16	2.9	1.5	157	2.7	13.8	173	2.8	15.3
1.3	15	3.0	1.5	148	2.8	13.4	163	2.8	14.9
1.4	14	3.1	1.4	140	2.9	13.1	154	2.9	14.5
1.5	14	3.2	1.4	132	3.0	12.7	145	3.0	14.1

* 0.76gpt Au Base Case

Table 15.1.2: Inferred Mineral Resources at Various Cut-off Grades

Cut-off Grade Au gpt	Inferred		
	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
0.5	248	2.2	17.5
0.6	241	2.2	17.4
0.7	233	2.3	17.2
0.76*	227	2.34	17.1
0.8	223	2.4	17.0
0.9	213	2.4	16.7
1	202	2.5	16.4
1.1	189	2.6	15.9
1.2	179	2.7	15.5
1.3	167	2.8	15.1
1.4	157	2.9	14.6
1.5	146	3.0	14.1

* 0.76gpt Au Base Case

The resource estimation methodology and resulting model are based on the following aspects:

- For the geologic model, ten mineralized domains were designed: Five in the intrusive dikes and sills and five in the sediments;

- For the mineralization model Probability Assisted Constrained Kriging ("PACK"), mineralized areas were designed by a combination of higher assay grades and illite alteration. A semi-automated approach based on results of indicator kriging was used;

- The orientations of the best directions of continuity have been guided by the geological controls on the mineralization. Geologists have identified corridors of mineralization throughout the area of interest aligned at an azimuth of approximately 20°, dipping 70° to the southeast; and

- The variogram models were derived from gold grades above 1.5gpt.

15.2 January 2006 Technical Report

In January 2006, NovaGold authored a Technical Report on the Donlin Creek Project which updated the resource with geologic and assay information obtained during the 2005 drilling campaign. The report has been summarized as follows.

The mineral resource estimates for the Donlin Creek Project were calculated by PDUS. The estimates were made from 3-dimensional block models utilizing PDUS's in-house mine planning software (OP). Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging. Acceptable mineralized envelops were defined through PACK. This method limited the waste intervals of the intrusive units at ACMA from diluting the grades in the mineralized regions and honored the significant contribution of greywacke-hosted mineralization together with mineralized felsic intrusive units at Lewis. Extreme high gold grades were capped (in the 2m composite database).

Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drillhole composites and geology. Good agreement was

observed. Global and local bias checks in block models, using nearest-neighbor estimated values versus the ordinary kriged values, found no evidence of bias.

The logic for mineral resource classification of ACMA and Lewis was consistent with the CIM definitions referred to in NI 43-101. The Indicated mineral resource category is supported by the present drilling grids over the ACMA and Lewis deposits (nominal 25m to 35m). The Measured mineral resource category is supported only in localized areas of the two deposits within intrusive that have a nominal drill grid spacing of about 15m. Inferred mineralization is limited to a reasonable expectation of mining by a preliminary US$450/oz Au pit shell.

The mineralization of the Donlin Creek Project as of January 19, 2006, is classified as Measured, Indicated and Inferred Mineral Resources. The classified Mineral Resources are shown in Table 15.2.1. NovaGold selected a cut-off grade of 1.2gpt Au as being representative of the large-scale open pit mining operation that would potentially be economic at gold prices of US$400/oz Au gold and constrained by a US$450/oz conceptual open pit.

The 2006 mineral resource estimates for Donlin Creek Project show an increase in resources over the April 2003 mineral resource estimates. This increase is the cumulative result of increases in gold price assumption and change in processing throughput rate.

Table 15.2.1: Donlin Creek Project Mineral Resource Summary @ 1.2gpt Cut-off Grade as of January 19, 2006

	Tonnes (Mt)	Au (gpt)	Contained Au (koz)
1.2gpt Au Cut-off (US$400/oz Au)			
Measured Mineral Resource	16.1	2.84	1,469
Indicated Mineral Resource	151.1	2.75	13,360
Measured + Indicated Mineral Resources	**167.2**	**2.76**	**14,829**
Inferred Mineral Resource	**156.0**	**2.72**	**13,643**

15.3 Resource Validation

The following validation exercises were carried out on the block model:

- Review of the estimation methodology;

- Checks of the estimation parameters used in the estimation process;

- Checks of the PACK mineralization model, including a comparison with the geology model;

- Comparison of local "well-informed" block grades with composites contained within those blocks; and

- Comparison of average assay grades with average block grade estimates along different directions – swath plots.

SRK reviewed the basic concepts behind the resource estimation methodology. The mineralization model, cutting of high-grade outliers, estimation parameters and resource classification as described in the PDUS Report. SRK concluded that the methodology and results are reasonable and based on industry-accepted methods (i.e. CIM compliant) and possibly conservative in terms of contained metal at the 0.76gpt Au cutoff grade. Nevertheless, some

aspects of the methodology should be reviewed in future resource estimate updates. A detailed discussion of the potential improvements to the methodology and implications thereof is presented in Section 15.4 of this Preliminary Assessment.

Estimation parameters described in the PDUS Report were compared with the parameters actually used for the estimation (runstreams). Search ellipsoids in some mineralized domains are not aligned with modeled anisotropy axes. The differences could be 5° to 10° in plunge. Normally, there is a perfect alignment between the search ellipsoid axes and the modeled anisotropy. These differences may result from estimation test runs that have not been discussed in the PDUS Report. Overall, no inaccuracies have been noted.

PACK mineralized envelopes within which resource estimates have been made have been defined as presented in the PDUS Report, with one exception. According to the report, in the Lewis Intrusive domain, probability thresholds more than 0.33 were used for the definition of the mineralized domain. However, it appears that block estimates have been made for probabilities as low as 0.20. In addition, approximately 2000 blocks have been estimated in areas with missing PACK values. This difference between the reported and the actual mineralized envelopes should be further investigated.

Figure 15-1 shows a comparison of the local "well-informed" estimated block grades with composites contained within those blocks in the Lewis domain. On average, the estimated block grades are almost identical to the composite assays. In addition, the estimated block grade estimates are smoother than the assay grades. This is indicated by the thick white line. The thick white line that runs through the middle of the cloud is the result of a piece-wise linear regression smoother. Generally, at lower concentrations the estimates are higher and at higher concentrations they are lower. As expected, this behavior is similar for all other domains with the average composite grades being very similar to the average estimated grades.

The last check involved calculating de-clustered average assay grades and comparing them with average block estimates along east-west oriented swaths, north-south oriented swaths and horizontal swaths. As shown in Figure 15-2 in the Lewis Intrusive domain the average composite assay grades and the average estimated grades are similar in all directions. The same can be shown in all other domains.

Overall, the resource validation showed that the current resource estimates are unbiased and based on parameters described in the PDUS Report. Notwithstanding this unbias, there are some aspects of the estimation methodology, which merit further investigation and are discussed in the following section.

15.4 Opportunities and Risks

Several elements of the estimation methodology have a substantial influence on the final estimated tonnage and grade. In particular, definition of the PACK mineralized envelope, orientations of best directions of continuity and variogram models. During the Preliminary Assessment considerable time has been spent by both NovaGold and SRK to assess dilution during mining. A short discussion of the results is presented below.

15.4.1 PACK Mineralized Envelopes

The mineralized envelopes have been developed to assist in the estimation process. The extent and shape of the envelopes is very much dependent on the indicator variogram models chosen

which depends on the final probability thresholds used. Although the actual indicator variogram models have not been presented, there is some indication from the almost isotropic search envelopes that the indicator variogram models are also close to isotropic. This is particularly true in the Lewis Intrusive domain. If this is the case, this is not representative of the current understanding of the controls of the mineralization at an azimuth of approximately 20°, dipping 70° to the southeast.

Properly designed mineralized envelopes should include most of the metal at a reasonable cut-off grade (CoG). In other words, if estimates are made without the envelopes the estimated metal content should be similar to the envelope restricted metal content. It appears that at Donlin Creek this is not the case. SRK re-estimated the resources in the Lewis and the ACMA domains with the parameters specified in Pass I (Table 10 in the PDUS Report). First, the resources were re-estimated within the PACK mineralized envelopes as in 2005, and from the data that belonged to the envelopes. Second, the resources were re-estimated with the same parameters but with the PACK envelopes removed, and from all data, including those outside the envelopes. The results indicate that up to 8% more metal could be gained at a 1.2gpt cut-off without the mineralized envelopes. At lower cut-offs this potential metal increase will be higher. Naturally, when the mineralized envelopes are not used, estimated grades at higher cut-offs will be lower. Part of the metal is probably gained from areas that should have been estimated even with the envelopes applied. This was a semi-automatic procedure that in some instances produced islands of "waste" within the mineralized envelopes (see Figure 15-3).

A potential methodology that could be used to better assess the grades could include three zones: "well mineralized", "weakly mineralized" and "unmineralized". In the estimation of each zone the data could be used from the next zone, but not the unmineralized zone.

This approach would create a block model where grade smearing is constrained, but with minimal use of hard boundaries during the estimation.

It should be emphasized that the final probability thresholds chosen for the mineralized envelopes were defined in 2005 and based on a somewhat lower gold price. In the present evaluation, the actual grade threshold considered for mining has been reduced from 1.2gpt to 0.76gpt. Therefore, potential ore will be found in areas that have not been previously estimated.

15.4.2 Orientation of Best Direction of Continuity – Geological Controls

In the current model, gold mineralization is considered to be lithologically and structurally controlled. In other words, the intrusive dikes and sills are preferred hosts to mineralization, where they are transected by a number of north-northeast trending structural corridors (elevated vein frequency). The current estimate uses a global anisotropy oriented north-northeast, which is parallel to the dikes and structural corridors, but transects the perpendicular sills. This configuration allows optimal treatment of grade continuity within the dikes, but depending on the relative strength of the lithological versus structural controls on mineralization, may under-represent the mineralization in the sills.

The potential control of the perpendicular sills should be supported by experimental variograms of grade continuity. However, variogram maps provided in the PDUS Report do not convey any compelling evidence for a preferred direction of grade continuity, in a north-northeast or any other direction. Given that the dikes and sills are perpendicular to each other, preferential mineralization along each of these units may cancel out anisotropic behavior in either direction.

This could be tested with dike- and sill-specific variogram models. It is unknown whether or not this was done.

A further consequence of the orthogonal relationship may be a poor correlation between the modeled mineralized envelope and the sills. Examination of the mineralized envelope relative to the geology model revealed some indication that different anisotropies were used locally. Figure 15-4 shows an abrupt change in the interpolation direction across a north-dipping fault. The anisotropy changes from vertical in the footwall to south dipping in the hanging wall. This configuration successfully captures the change in dip of the sills in most sections, and supports the interpretation of preferred mineralization in the sills. However, the same figure shows a spurious extension of a south-dipping portion of the mineralized envelope beyond a vertical dike (Figure 15-4). These features are not described in any of the reports that SRK reviewed.

15.4.3 Variogram Models

The variogram models have been defined on a high-grade sub-population of composite assays above 1.5gpt. This leads to very short ranges of continuity in the first structure model of around 6.0m. The use of a high-grade sub-population as the basis for variogram analysis usually leads to a model that has a higher nugget effect and a shorter range of influence. Both of these factors tend to make the kriged estimate move closer to the overall average. It would be useful to revisit this approach, especially in view of the new, lower cut-off values considered for mining. It is possible that the effect of changes to the variogram models are not substantial, but it would still be worth studying how the resources would change with the modified ranges of continuity, based either on a lower threshold for a high-grade sub-population or based on all of the data.

15.4.4 Resource Classification

The current resource classification is based on a combination of search ellipsoid radii, octant information and distance to the nearest drillhole. Potential blocks that could be assigned to measured or indicated categories were estimated from the first estimation pass with the longest search radii at 45-50m. Based on octant information, only the interpolated blocks with a minimum of two drillholes were assigned to one of the two categories. A small proportion of extrapolated blocks were assigned to the measured or indicated resource categories if the nearest drillhole was within 75% of the longest search radius.

This approach is based on search ellipsoid radii that in turn are based on ranges of continuity from variogram models. Modeled ranges of continuity are quite often used in the industry as first pass indicators for resource classification. As discussed in Section 15.4.3 there is some uncertainty regarding the actual ranges of grade continuity in the modeled domains. There is a strong possibility that the current variogram model ranges of continuity are too short. If that were the case, then a consistent approach would require an increase of the search ellipsoid radii in the first pass and this would result in a potential increase in the indicated resource.

In the current estimates almost 50% of the resource has been assigned to the inferred category. A potential for re-assignment of some of that resource to the indicated category could be pursued in two ways. First, the resource classification could be assisted with results from indicator kriging (IK). With the experience gained by using IK to create the PACK envelopes it would be relatively straightforward to run IK at a 0.76gpt cut-off. The results from the IK could be interpreted as a probability that a block is in fact part of the economic resource. Only those blocks with a higher chance of being economic could be classified as measured or indicated.

Second, repeated simulation of block grades could provide a very good tool for resource classification.

15.4.5 Level of Smoothing

Block estimated grades should not only be unbiased but should also exhibit a variability comparable to the SMU grade variability expected during mining. Current resources and subsequent assessments of the level of smoothing are based on 10 x 10 x 5m blocks. PDUS assessed that there is an acceptable level of smoothing within the intrusives whereas the estimates in the sediments appeared a bit too smooth in comparison with the theoretical volume-variance model. The assessment may be substantially different if a different variogram model is applied. Following up on a discussion in Section 15.4.3 it is entirely possible that longer ranges of continuity with lower nugget effects could be justifiably modeled. The lower nugget effect would increase the variability of theoretical block estimates, and potentially be indicative of too smooth estimates both in the intrusives and the sediments.

PDUS's conclusions will have to be re-assessed not only because of the potential modifications to variogram models but also because of a potential increase in the size of the SMU blocks. PDUS's mine plan called for a 40,000tpd pit while the NovaGold/SRK plan uses 60ktpd. The increase in the production may require bigger equipment and an increase in the SMU block size. In summary, it is recommended that the variability of block estimates be re-assessed based on updated variogram models and potentially an updated SMU block size.

15.4.6 Dilution

NovaGold assessed the extent of dilution by checking composite assay grades on either side of the mineralized-unmineralized contact (*Donlin Creek Dilution Grade, August 23, 2006 memo*). The contact was evaluated from mineralized envelopes provided by PDUS. NovaGold concluded that in the sediments the dilution grade will be 0.61gpt and in the intrusives the dilution grade will be around 1.1gpt.

SRK approached the assessment in a similar manner. As in the NovaGold study, composite assay grades on either side of the mineralized-unmineralized contact were checked, with one important difference. Instead of using the mineralized envelopes provided by PDUS, the actual resource block model was used as an indicator of the boundary along which dilution will take place. Each composite assay grade can be located either within an estimated block or within a block that has not been estimated. General changes in grade between the composites in estimated blocks and the composites in immediately adjacent unestimated blocks in both the sediments and the intrusives are shown in Figure 15-5. The dilution grade from 1m of contact waste rock would probably be not much different from the grade indicated in Figure 15-5 at 0.0 distance. SRK is of the opinion that direct comparison based on actually estimated and unestimated blocks better reflected dilution grade that may take place during mining. This grade was assumed to be 0.62gpt as in the base case mine plan. NovaGold's higher dilution grade was used as part of a sensitivity analysis.

15.4.7 Upside Resource Potential

In addition to the resources currently contained in the US$500 pit, considerable potential exists to expand those resources beyond the current measured, indicated and inferred gold resources. A prime example of this potential is demonstrated where the principal ore-hosting sill package reaches a slightly overturned position along the southern limb of the Donlin anticline and

continues to carry significant mineralization to depth below ACMA as well as along strike both east and west. Mineralization remains strong along the southern margin of the ACMA deposit and exhibits significant quantities of stibnite, realgar and native arsenic along with concomitantly higher gold grades. Gradients in the grade and intensity of mineralization are gradual and highlight the potential to expand the resource both laterally and at depth below the US$500 pit.

In light of the continuity mineralization which remains open at depth and marginally from the currently defined resource, and the continuity of the ore-hosting sills which have been demonstrated to extend over 3km in strike, a nominal 200m extension pit has been modeled around the base case US$500 pit as a reasonable target for exploration immediately adjacent to the current Donlin resource.

Within the 200m extension around the Base Case US$500 pit, an additional 202-268Mt of potentially mineralized material having a grade of 2.2gpt to 2.4gpt gold is projected based on PDUS's lithologic modeling. Within the Base Case US$500 pit, 49% of all intrusive material is mineralized. The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. A range of the potential mineralized material in the 200m pit extension is presented in Table 15.4.7.1 below.

Table 15.4.7.1: Exploration Opportunity of the Expansion Pit

	% Mineralized Intrusive Rock	Potential Grade (Au gpt)	Potential Mineralized Tonnage (Mt)	Potential Gold Content (Moz in situ)
Low Range	37%	2.2gpt to 2.4gpt	202	15
High Range	49%	2.2gpt to 2.4gpt	268	20

In addition to the resource potential occurring in the immediate vicinity of the Base Case US$500 pit, a number of conceptual targets exist to the east of the ACMA deposit and south of the Lewis deposit. One of the principal controls for high grade at Donlin Creek is the intersection between feeder dikes and sills. These intersections form curvilinear shapes crossing the paired Donlin syncline and overturned anticline. At ACMA, the intersection of the RDXL feeder dike with sills in the overturned Donlin anticline localizes higher-grade material, probably due to increased fluid flow through increased tensional fracturing at the intersection. The RDXL intersection is one of the fundamental spatial controls of the ACMA deposit. Three analogous structural targets similar to this ACMA intersection exist in the quadrant south of Lewis and east of ACMA and remain untested. The Lewis Vortex and Rochelieu areas occur at the intersection of the other feeder dikes with the sill package on the northern limb of the Donlin syncline but drilling has yet to pursue these three intersections south, and at depth, across the Donlin anticline.

Importantly, the recently drilled DC06-1144 in East ACMA area lies just 250m west of the next such structural intersection on the southern limb of the Donlin anticline to the east of ACMA. DC06-1144, which collared within the edge of the base case resource pit, cut 194m grading 3.64gpt Au including six intervals beyond the resource pit totaling 115m grading 3.62gpt Au and bottoming in mineralization. The drill hole provides direct evidence that mineralization of significant width and grade projects to this intersection, which is as yet untested.

Throughout the Donlin Creek Joint Venture Property additional exploration targets remain to be tested and include:

- The Western Magnetic anomaly a NNE-trending low aeromagnetic anomaly occurring to the west of the Lewis and north or Akivik. The anomaly, which is approximately 150m wide by 3500m long, has had two exploration holes to date. DC97-383 and DC97-384 drilled west of Queen on a coincident Au and As soil anomaly within the magnetic low intersected rhyodacite dikes returning grades of 11m of 3.05gpt Au and 11.2m of 3.04gpt Au, respectively;

- The Duqum prospect southwest of Dome Ridge where three drill holes totaling 1043m were completed in 1997 testing coincident Au, As and Hg soil anomalies. Drill highlights include DC97-387 with 8m of 3.5gpt Au, DC97-388 with 14m of 4.5gpt Au and DC97-389 with 10m of 4.0gpt Au and 20m of 3.4gpt Au;

- The Dome area approximately 4km north of ACMA where nine core holes were completed in mineralization developed in a coarser-grained deeper-seated porphyritic rhyodacite. Drill highlights include DC96-250 with 99m of 2.1gpt Au and DC97-392 with 64m of 2.8gpt Au and 97.9m of 3.0gpt Au; and

- The Far Side target consisting of a zone of NW and NE-trending rhyodacite dikes on the NW limits of the known mineralized system has been explored by three drill holes totaling 735m. Results include DC96-254 with 16.8m of 4.47gpt Au; DC96-255 with 16.0m of 2.49gpt Au and DC96-256 with 15.6m of 5.85gpt Au.

The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

15.5 Conclusions

SRK reviewed the basic concepts behind the resource estimation methodology. The mineralization model, cutting of high-grade outliers, estimation parameters and resource classification as described in the PDUS Report were examined. Furthermore, actual estimation runs were checked against the parameters presented in the report. In addition, local "well-informed" block grades were compared with composites contained within those blocks. All composite assays grades were also compared with all block estimates along different directions, swath plots.

SRK concluded that the methodology was reasonable and based on industry-accepted methods. Nevertheless, some of the aspects of the methodology should be reviewed in future resource estimates. Potentially, mineralized envelopes, orientations of best directions of continuity, and variogram models should be reviewed. The highest impact for resource estimates is probably associated with the definition of the mineralized envelopes. Re-defining the envelopes may lead to an overall higher estimated metal content at ore cut-offs. Some SRK comparisons made in the Lewis and ACMA domains on estimates with mineralized envelopes removed suggest that up to 8% more metal could be gained at a 1.2gpt cut-off. At lower cut-offs this potential increase may be higher. The increase would be associated with somewhat lower estimated grades and higher tonnage than presented in the current model.

The mineral resources have been classified using logic consistent with the CIM definitions incorporated in NI 43-101. The mineralization of the Project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred resource categories. Based upon a processing throughput rate of 60ktpd and a gold price of US$500/oz, a cutoff grade of 0.76gpt is reasonable. A tabulation of this resource model constrained within a conceptual open pit based on a gold price of US$500/oz was the subject of a NovaGold press releases dated August 24, 2006 and August 31, 2006 and slight differences are due to differences in mine design software packages.

Based on the fact that 49% of all intrusive material within the pit model is mineralized, there is a potential within the 200m extension for an additional 202 –268Mt of potential mineralized material having a grade of 2.2gpt to 2.4gpt gold. The potential quantity and grade of this mineralized material is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The qualified persons are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, mining, metallurgical, infrastructure, or other relevant issues that may have a material impact on mineral resources.

Figure 15-1: Comparison of Block Estimates with Composite Assays in the Lewis Domain



Figure 15-2: Declustered Average Composite Grades Compared to Block Estimates in the Lewis Intrusive Domain



Figure 15-3: Example of the Mineralized Envelope and Block Estimates



Figure 15-4: North-Northeast Trending Section through ACMA Area (Looking SE)



Showing relationship between sills (blue) and mineralized envelope (magenta = intrusive -hosted, green = sed-hosted). Assay composites are shown as red points. Note abrupt change in anisotropy, across the fault in the center of image, from moderately south dipping to vertical. Also note the south-dipping extrapolation of the intrusive-hosted envelope to the south of a vertical sill (right side of image).

Figure 15-5: Changes in Composite Assay Grades



At contact between estimated an unestimated blocks.

16 ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES (ITEM 25)

Information regarding additional requirements for development properties and production properties is not applicable to this report.

17 OTHER RELEVANT DATA & INFORMATION
(ITEM 20)

17.1 Mine Operation

This Preliminary Assessment is based on mining of the Donlin Creek deposit at a processing rate of 60ktpd. The size of the Donlin resource, combined with the seeking the most efficient mining operation possible and maintaining reasonable vertical advance rates made the 60ktpd rate appropriate. 60ktpd (or about 21Mtpy) would put the Donlin Project in a high-medium sized class for gold mines. All of the technology, methods and equipment chosen for the mine are industry-standard and well proven.

To meet the processing rate, the total mining rate for ore and waste averages 330ktpd and reaches approximately 450-500ktpd in some years. Relatively high mining rates and low mining costs are achieved by utilizing the some of the largest mining equipment presently available to the industry. The study envisages a fully owner operated project.

The Preliminary Assessment mine plan is based on Donlin Creek data provided to NovaGold by the Project manager over the course of project analysis, knowledge of the property by NovaGold staff, and general industry experience at other large-scale open pit operations by the study team. Specific Donlin Creek data utilized for mine planning includes a geological model of the deposit, a draft November 2005 PDUS preliminary assessment report, and a number of site drawings.

The Preliminary Assessment reported herein is preliminary in nature and applies value to inferred resources, so is not adequate for estimation of Donlin Creek ore reserves. Approximately 50% of the total Donlin Creek resources are in the inferred category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mined reserves. There is no certainty that the Preliminary Assessment will be realized. A pre-feasibility or feasibility study based only on measured and indicated resources is required to determine mineral reserves.

Preliminary Assessment mine planning and costing was prepared by NovaGold consultant GR Technical Services ("GRTech" or "GRTS") and reviewed by SRK. SRK is in general agreement with the approach taken and assumptions made by GRTS during the preparation of the mine plan as discussed below.

Mining costs were done on a first principles basis and are detailed in Appendix B.

17.1.1 Pit Optimization

Lerch-Grossman pit optimization was conducted by GRTS with MineSight's MSEP software, based on a gold price of $500/oz. Other optimization parameters were derived partially from previous studies and include:

- Marketing, refining, and shipping costs/deductions of $2.83/oz;

- Mine operating costs of $0.88/t of rock mined, excluding rehandling;

- Process costs of $9.58/t milled;

- Process recovery averaging 90.6% but variable by block. Process recovery by mineralization type averages as follows;

- o   ACMA intrusives: average 96% recovery,

- o   ACMA sediments: average 87% recovery,

- o   Lewis intrusives: average 89% recovery, and

- o   Lewis sediments: average 84% recovery.

- Pit slopes ranging from 30° to 48° depending on azimuth, with flatter slopes in the NE and SW.

Based on the above revenue and cost assumptions a marginal net smelter return (NSR) cut-off value of $10.99/t excluding royalties was derived, which equates to a CoG of approximately 0.76gpt Au in situ. The optimum breakeven pit shell, where revenue equals cost on an incremental basis, was chosen to guide ultimate pit design. Two smaller internal pit shells, generated with lower gold prices, were chosen to guide stage pit designs.

17.1.2 Pit Design

The Donlin Creek deposit is composed of two connected zones: Lewis in the northeast and ACMA to the southwest. Utilizing three pit optimization shells as guides, three stage pits were designed for each zone. A seventh stage pit was designed to mine the "pillar" between the zones and achieve the ultimate pit configuration. The ultimate pit configuration is shown in Figure 17-1. Further detail on staged pits can be found in the GRTS report, presented in Appendix B.

The conceptual stage and ultimate pits designs are based on 15m waste mining benches and catchberms at 30m vertical intervals. The haulage ramps are 34m wide with a 10% gradient. In lower benches with less traffic, 24m wide single lane ramps are utilized. The conceptual pit designs are considered adequate for scoping level assessment. During subsequent project analysis further mine planning will be necessary to resolve a number of residual access and scheduling issues.

17.1.3 Mineable Quantities

This scoping-level assessment of Donlin Creek is preliminary in nature and includes inferred resources, so is not adequate for ore reserve estimation. The preliminary mineralization quantities above cut-off grade within the ultimate pit are referred to as Run of Mine (RoM) in this section. Approximately 50% of total RoM, mill feed, and contained and recovered gold is founded on inferred resources.

Cut-off Grade

The cut-off value utilized in this Preliminary Assessment is $10.99/t NSR on an undiluted basis, which equates to a CoG of 0.69gpt recoverable gold or approximately 0.76gpt Au in situ.

Dilution

It is expected that approximately 1m of contact waste rock will dilute the RoM blocks. Based on an analysis of the RoM block waste contact area this 1m contact dilution equates to 12.8% dilution on a tonnage basis. Due to the grade interpolation procedure only some of the waste blocks, generally those within the mineralized dykes and sills, have grades assigned. Based on a statistical analysis of these waste block grades and extrapolating results to all waste adjacent to RoM blocks, it was estimated that dilution will grade 0.62gpt Au. Mining dilution is therefore estimated at 12.8% at a grade of 0.62gpt.

Mining Losses

Mining losses are estimated at 3%. This represents isolated mineralized blocks that will likely not be recovered, losses associated with selectively mining ore on 7.5m benches versus the 5m high blocks utilized in the resource model, and occasional misdirected truckloads.

An analysis of drillhole composites adjacent to mineralization-waste contacts indicates that the mineralized envelopes utilized to constrain block model grade interpolation may be too restrictive, especially considering the lower CoGs utilized in this scoping study. A new block model based on less constrained grade envelopes may contain additional mineralization that would help offset mining losses.

Stage Pit Quantities

Contained quantities in the stage pits are summarized in Table 17.1.3.1, and include 12.8% dilution at 0.62gpt Au and 3% mining losses as per Base Case.

Table 17.1.3.1: Mineable Quantities

Stage	RoM Quantity*		Recovery	Contained	Recovered	Total Mined		Stripping Ratio
Pit	Mt	gpt Au**	%**	Au, Moz*	Au, Moz*	Waste Mt	Ore+Waste Mt	waste t:ore t
ACMA Stage 1	80	2.73	93.6%	7.0	6.5	257	336	3.2
ACMA Stage 2	114	2.20	93.9%	8.1	7.6	632	745	5.5
ACMA Stage 3	23	2.00	95.0%	1.5	1.4	244	266	10.7
Subtotal	216	2.37	93.9%	16.5	15.5	1,132	1,349	5.2
Lewis Stage 1	65	2.09	87.1%	4.4	3.8	126	191	1.9
Lewis Stage 2	102	2.00	87.1%	6.6	5.7	230	332	2.3
Lewis Stage 3	80	1.96	87.5%	5.0	4.4	508	588	6.4
Subtotal	247	2.01	87.2%	16.0	13.9	864	1,111	3.5
Stage 7	19	1.75	89.7%	1.1	0.9	96	115	5.1
Total	**482**	**2.16**	**90.6%**	**33.6**	**30.4**	**2,092**	**2,574**	**4.3**

* Approximately 50% RoM quantity and contained and recovered gold is founded on inferred resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mined reserves. There is no certainty that the Preliminary Assessment will be realized.
** Au grades & recoveries approximate - need confirmation

For the purposes of this Preliminary Assessment it is assumed that 33% of the pit waste rock is potentially acid generating (PAG) and 67% is not acid generating (NAG).

17.1.4 Mine Production Schedule

The mine production schedule based on Table 17.1.3.1 quantities is summarized in Table 17.1.4.1.

Base Case

Table 17.1.4.1: Mine Production Schedule

Period	RoM Production kt	Waste Stripping kt	Total Mined RoM+Waste kt	RoM Rehandle kt	Total Hauled kt	Mill Feed Quantity kt	Mill Feed Au Grade gpt	Mill Feed Recovery %
PPN-2	1,572	9,828	11,400	-	11,400	-	-	-
PPN-1	6,288	39,311	45,599	-	45,599	-	-	-
Year 1	46,876	99,993	146,870	40	146,910	21,910	2.67	87.0%
Year 2	39,930	106,349	146,279	621	146,900	21,900	3.01	86.5%
Year 3	27,512	119,398	146,910	-	146,910	21,910	2.91	93.5%
Year 4	28,558	133,350	161,909	-	161,909	21,910	3.22	93.6%
Year 5	26,320	135,588	161,908	-	161,908	21,910	2.90	93.8%
Year 6	61,329	120,365	181,694	176	181,870	21,870	2.83	86.5%
Year 7	35,117	126,939	162,056	-	162,056	21,910	3.26	89.5%
Year 8	26,905	137,137	164,041	-	164,041	21,890	2.33	93.5%
Year 9	21,905	108,701	130,605	5,741	136,346	21,900	2.15	93.0%
Year 10	6,788	137,909	144,697	17,202	161,899	21,900	1.61	88.8%
Year 11	24,487	97,422	121,909	-	121,909	21,910	2.88	94.3%
Year 12	14,411	98,126	112,536	9,353	121,889	21,890	2.11	93.7%
Year 13	6,254	77,974	84,229	17,661	101,890	21,890	1.50	88.9%
Year 14	6,977	78,402	85,378	16,521	101,899	21,900	1.52	91.4%
Year 15	11,285	68,021	79,307	13,612	92,919	21,900	1.67	92.4%
Year 16	11,628	94,682	106,310	13,588	119,898	21,900	1.67	89.0%
Year 17	16,521	87,983	104,504	9,533	114,037	21,900	1.83	88.8%
Year 18	9,112	40,146	49,258	15,313	64,571	21,900	1.31	88.6%
Year 19	9,445	31,780	41,224	14,907	56,132	21,900	1.34	88.5%
Year 20-22	43,093	142,681	185,773	23,118	208,892	63,764	1.66	89.0%
Total	**482,311**	**2,092,085**	**2,574,396**	**157,387**	**2,731,783**	**479,864**	**2.17**	**90.6%**

Note: The tonnes and ounces in this table includes Inferred Mineral Resources which are not, and may never be, proven to be economic

Key features of the mine plan include:

- To improve project economics the production schedule incorporates a cut-off grade optimization strategy that maximizes mill head grades early in the mine life by selectively feeding the plant with higher grade RoM encountered in the stage pits. Lower grade near cut-off mineralization is hauled to stockpiles and reclaimed in later years. Over the mine life stockpiled quantities increase to a maximum of 125Mt by Year 9, before declining to 2Mt in Year 22;

- Overall, the production plan is considered adequate for preliminary assessment purposes. In the first 15 years of the operation stage, pit mining rates are quite aggressive by large open pit standards, with vertical advance averaging six 15m benches mined annually. It is expected that several instances of stage pit annual vertical advance in excess of eight benches mined annually can be alleviated through future scheduling changes and pit redesigns that will marginally advance stripping requirements;

- Haul cycle time estimates are based on utilizing two waste dumps: a North Dump located on the slope above Crooked Creek to the north of the pit and an East Dump located in America Creek east of the pit. In the production schedule, the North Dump is utilized for ACMA Stage 1 NAG waste and about half the ACMA Stage 2 NAG waste. Remaining NAG waste and all PAG waste is destined for the East Dump. Dump layouts are illustrated in other sections of this report; and

- Mining in ACMA Stage 3 commences in Year 11. Prior to this Crooked Creek must be diverted around the pit crest to allow mining to proceed. It is expected that a significant portion of the waste rock from this stage can be backfilled into depleted mining areas.

17.1.5 Mine Fleet

Mine Operation

The mine is scheduled to operate 24 hours/day for 355 days/year with four operations crews working 12-hour shifts on a 14-day rotation. It is expected that ten days will be lost due to weather, shutdowns etc.

Mechanical availability estimates range from 78% to 89% for the major equipment and is typically in the 82-85% range.

It is estimated that, when equipment is not down for maintenance or parked, 10.5 operating hours will be achieved in the scheduled 12-hour shift, after allowances for scheduled delays such as breaks, shift change, and equipment startup checks.

During the 10.5 operating hours other unscheduled operating delays will occur, including lost productive time for fueling, queuing, blast delays etc, which will reduce operating efficiency and equipment productivity. Operating efficiency varies from 83% (i.e. a 50-minute hour) for support equipment to 95% for hauling.

Drilling

Both ore and waste will be drilled on 15m benches by 311mm electric rotary drills on an 8.2 x 8.2m pattern. Blasthole cuttings will be sampled for grade control purposes. Over the LoM, four waste drills and two ore drills are required. In addition, three replacement drills are included in fleet acquisitions.

An auxiliary 150mm drill is included in the equipment fleet for pit highwall pre-shear drilling.

Blasting

The mine will utilize bulk explosives delivered to the blasthole by an explosives supplier. It is assumed that 50% emulsion and 50% ANFO explosives will be utilized, and that the blastholes will be single primed with non-electric detonators. The explosives powder factor is estimated at 0.3kgpt.

Loading

Waste loading will be carried out by P&H 4100 electric shovels, which are utilized in many large surface operations. A four-unit fleet will be needed to meet waste loading requirements.

Ore loading will be carried out by one O&K RH400 hydraulic shovel operating on 7.5m split benches to improve ore selectivity. Over the mine life one replacement hydraulic shovel is required.

One Le Tourneau L-2350 Wheel Loader will rehandle ore from stockpile and will tram ore to the crusher when the pit is not operating. Machine operating hours are not considered to be excessive so no replacement units are included.

Hauling

All ore, waste and rehandle material is scheduled to be hauled by Cat 797B mining trucks with a payload estimated at 345t. Over the mine life the truck fleet peaks at 36 units. No replacement trucks are included in equipment requirements. Instead a major refurbishment of 22 units is included within mine operating costs, with each refurbishment estimated to cost one-third the price of a new truck.

Major Support Equipment

Major support equipment includes:

- Seven bulldozers, including two Cat D11R and three Cat D10T tracked units, and two Cat 844H rubber-tired units. Over the mine life two Cat 10Ts are replaced;

- Three graders, including two Cat 16H and one Cat 24H graders. Over the mine life four replacement Cat 16H and two replacement Cat 24H graders are included in the plan; and

- One Cat 789C 48,000gal capacity water truck.

Equipment Fleet Summary

The mine equipment fleet is summarized in Table 17.1.5.1.

Table 17.1.5.1: Mine Equipment Fleet

	PPN	Year 1	Year 2	Year 3	Year 4	Year 5	Yr 6-10	Yr 11-15	Year 16+
Waste Drills	2	3	3	3	4	4	4	3	3
Ore Drills	1	2	2	2	2	2	2	2	1
Shovel-PH4100	2	3	3	3	4	4	4	3	3
Hyd Svl- OK RH400	1	1	1	1	1	1	1	1	1
Loader- L2351	-	1	1	1	1	1	1	1	1
Trucks-Cat797B	10	21	21	26	30	30	36	36	27
Graders	2	3	3	3	3	3	3	3	3
Bulldozers	7	7	7	7	7	7	7	7	6
Water Truck	1	1	1	1	1	1	1	1	1
Other Support Units	28	28	29	29	29	29	29	29	29

17.1.6 Mine Personnel Requirements

Mine personnel requirements were determined to support the mine equipment, production schedule and operating plans. Requirements for pre-production and the first 19 years are summarized in Table 17.1.6.1.

Table 17.1.6.1: Mine Personnel Requirements

	PPN	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19-22
Supervisory & Technical Personnel																				
Operations Supervision	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8
Mine Supervision/Planning	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18
Mine Engineering & Survey	16	16	16	16	16	16	16	16	16	16	16	16	12	12	12	12	12	12	12	12
Geology & Grade Control	4	14	14	14	14	14	14	14	14	14	14	14	8	8	8	8	8	7	7	7
Total Staff	*46*	*56*	*56*	*56*	*56*	*56*	*56*	*56*	*56*	*56*	*56*	*56*	*46*	*46*	*46*	*46*	*46*	*45*	*45*	*45*
Operations Workforce																				
Drill Operator	8	20	20	16	20	20	24	20	20	16	16	16	16	12	12	12	16	12	8	8
Blasters	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8
Shovel Operator	12	16	20	16	20	20	20	20	20	24	24	16	20	20	20	20	20	20	16	16
Haul Truck Driver	36	76	76	92	108	104	100	108	124	120	76	120	92	56	56	64	76	84	48	40
Grader Operator	7	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	11	10	10
Track Dozer Operator	10	10	10	10	9	9	9	9	9	9	9	9	10	8	8	8	7	6	6	6
Scraper Operator	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Crusher Operator	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Water Truck Operator	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Fuel Truck Operator	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Total Operations Hourly	*86*	*145*	*149*	*157*	*180*	*176*	*176*	*180*	*196*	*192*	*149*	*185*	*161*	*119*	*119*	*128*	*142*	*146*	*101*	*94*
Maintenance Workforce																				
Electrician	4	8	8	8	12	12	12	12	12	12	8	12	8	8	8	8	8	8	4	4
HD Mechanic	20	40	40	44	52	48	52	52	56	52	40	52	44	28	28	32	36	40	24	20
LD Mechanic	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
Machinist	4	8	8	8	8	8	8	8	8	8	8	8	8	4	4	8	8	8	4	4
Crane Operator	0	1	2	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0
Welder	3	6	5	6	7	7	7	7	7	6	6	6	6	4	4	4	5	5	3	2
Tireman	1	2	1	2	2	2	2	2	2	2	2	2	2	1	1	1	2	2	1	1
Laborer Service Man	2	2	2	2	2	2	2	2	2	2	2	2	3	3	3	3	2	3	3	3
Total Maintenance Hourly	*38*	*71*	*71*	*75*	*88*	*84*	*88*	*88*	*92*	*88*	*71*	*87*	*75*	*53*	*53*	*60*	*66*	*70*	*43*	*38*
Total Mine Workforce	*170*	*272*	*276*	*288*	*324*	*316*	*320*	*324*	*344*	*336*	*276*	*328*	*282*	*218*	*218*	*234*	*254*	*261*	*189*	*177*

17.2 Tailings & Waste Management Facilities

17.2.1 Introduction

The proposed Donlin Creek mining and processing operation will produce approximately 21.9Mt of tailings per year (average 60ktpd, 365 operating days per year) during a 22-year project life. Approximately 471Mt of tailings will be produced during the life of the Project. Approximately 362 million m³ of storage capacity will be required to accommodate the 471Mt of tailings at an assumed stored dry density of 1.3t/m³. The tailings storage facility (TSF) has been sited as a staged zoned earthfill/rockfill embankment with a downstream seepage collection toe drain, reclaim water pipeline and tailings delivery pipeline. The first stage includes the starter embankment with a crest elevation of 218m sited to impound two years of mining production, which is approximately 43.8Mt of tailings. The ultimate embankment will be constructed to an elevation of 280m, which will impound 471Mt of tailings. The assumptions upon which the siting of the facility is based are provided in Section 17.2.3 and a detailed discussion of the TSF features is provided in Section 17.2.2.

Approximately 2.1Bt of waste rock will be generated from the development of the pit. Waste rock management has been identified as a critical component of the Project given the volume of material to be moved. Based on previous studies it is assumed that approximately a third of the waste rock is PAG and will require special handling. Two waste rock dumps are proposed at this time, a north dump site that is north of the pit and to the south of Crooked Creek and an east dump site in American Creek and to the east of the pit. The waste rock dump north of the pit(s) has been assumed to consist entirely of NAG material. The capacity of the North Dump is 400Mt and has been sited at this location to minimize the initial mine operation costs. The remaining waste rock, both PAG and NAG, will be located in American Creek. This dump will cross the American Creek drainage. As a result, a diversion channel will be required to divert stormwater to the Omega Gulch drainage to prevent water from going into the pit during large storm events. The dump in American Creek also includes for the requirement to stockpile up to 62Mt of low-grade ore as close as possible to the primary crusher site. The assumptions for siting the dumps and low-grade stockpile are provided in Sections 17.2.3 and 17.2.2, respectively.

The proposed TSF, Waste Rock Dumps and Low Grade Stockpile are shown on Figure 17-2 and 17-3.

17.2.2 Project Assumptions

Assumptions for the Tailings Storage Facility

- Mill Site Elevation 280m;

- Required Tailings Volume = 471Mt;

- Required Water Volume = PMP + Operating Pond;

- Freeboard = 2m;

- Stored Density = 1.3t/m³;

- Tailings Properties;

  o 50% Solids Content, and

- o 2.66 S.G.

- Production Rate;

  - o 60ktpd.

- Zoned Rockfill Embankment;

  - o Mine Placed Downstream Rockfill,

  - o Sloping Core Zone – Contractor Placed,

  - o Upstream Rockfill Placed by Contractor,

  - o 2 Year Starter Embankment, and

  - o Phased Construction – Expansion Every 5 Years.

- Closure Requirement;

  - o 1m NAG Waste Over Tailings, and

  - o 30cm Topsoil.

- Supernatant Reclaim;

  - o 1,300m^3/hr – 60ktpd.

- Operating Costs;

  - o Tailing Deposition by Gravity First 11 Years,

  - o Power cost $0.11/kWh (years 1-3) and $0.06/kWh (year 4+), and

  - o Operator cost $60,000/year (4 operators on rotation).

Assumptions for Waste Rock Dumps

- Overall Slope = 3:1;

- Intermediate Slope = 1.5:1;

- Lift Height = 30m;

- Stored Density = 2t/m^3;

- Required Volumes;

  - o Total Waste Volume = 1.9Bt,

  - o PAG Dump = 630Mt (33% of total), and

  - o NAG Dump = 1.27Bt.

- Closure Requirement;

  - o 1m NAG Waste Over PAG,

  - o 30cm Topsoil Over PAG and NAG,

  - o Seepage/Runoff From PAG Dump and TSF Collected and Pumped Back to TSF During Operation, and

     o Seepage from TSF Directed to Pit at Closure (Conveyance Line Assumed to be Gravity and Sized for 1500m³/hr).

Assumptions for Low Grade Ore Stockpile

- Overall Slope = 3:1;

- Intermediate Slope = 1.5:1;

- Lift Height = 30m;

- Stored Density = 2t/m³ ;

- Required Volume Maximum 62Mt; and

- Lined Runoff Pond Sited Below Stockpile, with Runoff Collected and Pumped to Mill.

17.2.3 TSF Embankment

The TSF embankment has been sited as a staged earthfill/rockfill structure founded on bedrock. The ultimate TSF embankment is approximately 120m high with 2.0:1 (2.0 horizontal to 1 vertical) and 1.8:1 upstream and downstream slopes, respectively. The embankment is a zoned earthfill/rockfill structure consisting of a sloping low permeability (seal) zone composed of fine-grained materials (primarily silts and weathered shale). The slopes of the low permeability zone are 2.0:1 and 1.7:1 upstream and downstream, respectively. Immediately downstream of the low permeability zone is the filter zone, consisting primarily of native sands and weathered bedrock in the general area. This zone is approximately 5m wide and extends from the base of the structure at foundation level to the crest. Outside of the seal and filter zones are the random fill zones, which consist primarily of mine waste rock generated from the mining operations. The slope of the upstream of the embankment will be protected by placing oversize material (cobbles and boulders) generated from the waste rock. The TSF embankment section can be referenced on Figure 17-3.

All zones of the TSF embankment will be founded on bedrock present at the site. Zones of notably soft bedrock in the foundation areas will require removal to a depth where firm bedrock material is encountered. The side areas of removal will not exceed 1:1 in slope. Prior to fill placement on foundation areas, the exposed rock will be dried and all deleterious materials will be removed. Any loose rock that is not clearly in place and formational in nature will be removed from foundation areas. Beneath the seal zone open apertures in excess of 6mm in the bedrock foundation will be filled with dental concrete and slush grouted to ensure that embankment fill does not pipe into the foundation.

The geometries described above are dependent upon the strengths of the various materials within the embankment. The site-specific geotechnical data available for the proposed tailings disposal site are limited. Further, no information has been collected on suitable construction materials for the impoundment embankments and basin. However, from general experience on projects in Alaska, it is likely that the suitable construction materials will be available within the site area or can be produced from processing locally available natural materials.

At this level of assessment, it has been assumed that suitable and sufficient fine-grained material will be available to construct a seal zone and suitable natural alluvial sands and gravels can be obtained from the near surface alluvial deposits for filter and drainage blanket materials. It is anticipated that sandy clay and silt material can be obtained from the younger alluvium and

weathered shale in the general vicinity of the Project, and that sandy/silty gravels can be obtained from the older alluvial deposits situated in the valley/drainage bottoms. It has been assumed that the rockfill will consist of waste rock hauled and placed by the mine.

Tailings Impoundment & Reclaim Pond

The tailings impoundment area like the embankment will be constructed in phases to minimize upfront capital costs. A starter facility with a two-year storage capacity will be initially constructed with phased construction completed in order to maintain at least five years of production capacity. The seepage flow from the tailings would be expected to be small considering that the TSF embankment will be founded on bedrock and the permeability of the tailings is expected to be relatively low ($<1 \times 10^{-6}$cm/s).

Tailings will be deposited from the embankment and along the southern impoundment limits resulting in a water pond pushed to the northern limits of the TSF. Work within the impoundment area will be limited with no foundation stripping, subgrade preparation or drainage system planned. Large trees of commercial value will be logged with the remaining smaller trees, bushes and vegetation left in place.

Water from the impoundment water pool will be returned to the mill for re-use in the process via an overland carbon steel/high density polyethylene (HDPE) pipeline. Water will be pumped from the impoundment using a skid-mounted pump and floating intake system. This system has been sized for the study assuming a total of 1,300m³/hr will be required to be pumped to the mill. Details of the reclaim system are provided in Table 17.2.3.1:

Table 17.2.3.1: Reclaim Water System

Description	Starter	Ultimate
Quantity	1,300m³/hr	1,300m³/hr
Length of Line	4500m	8550 m
Size of Line	660mm (26in) ID	660mm (26in) ID
Lift (Drop)	60m	0m
Pump(s)	2-900HP (1800HP Total)	1-900 P

Tailings Conveyance & Distribution System

The tailings will be conveyed via gravity and/or pumped as slurry (presently assumed to be at 50% solids content) from the mill, overland, and through a pressure rated 711mm dia. carbon steel with HDPE liner pipeline to the tailings impoundment. At the embankment, the conveyance pipeline will tie in to a distribution header that extends the length of the embankment. The distribution header will be fitted with tee connections (assumed on 50m centers for the study) that will be fitted with isolation valves and a hose connector. During periods of distribution line maintenance (repairs or adding length) tailings slurry will be single-point discharged directly into the impoundment. Based on an assumed mill elevation of 280m, the tailings can initially flow by gravity to each facility with pumping ultimately being required as the embankment is raised.

To avoid erosion during tailings deposition, the tailings will be deposited through thin wall HDPE drop bars laid on the slope that will have holes drilled along the top to allow the tailings to be deposited at beach level. Water liberated from the tailings will be collected in a free water pool or supernatant pond formed at the tailings beach/ground interface. The water will be

pumped back to the mill for re-use. Details of the tailings conveyance system are provided in Table 17.2.3.2:

Table 17.2.3.2: Tailings Conveyance System

Description	Starter	Ultimate
Slurry (50% solids content)	5,940tph	5,940tph
Length of Conveyance Line	8000m	8750m
Lift (Drop)	(60m)	0m
Line Size	711mm (28in) ID	711mm (28in) ID
Pump(s)	gravity	2-500HP (1000HP Total)

Underdrainage Collection Pond

The underdrainage collection pond will collect seepage drainage from the embankment and impoundment for routing back to the impoundment reclaim pond. The pond is sized to store approximately 24 hours of projected underdrainage flows from the embankment and impoundment as well as the anticipated runoff from the embankment footprint due to a 100-year/24-hour storm event.

The conceptual design for the underdrainage collection pond provides for a synthetic liner with a leak collection and recovery system (LCRS). Evacuation of water collected in the pond will be via a decant sump located on the pond slope at the pond bottom low point. The water will be pumped back to the impoundment pond.

Waste Rock Dump & Low Grade Stockpile

At this level of assessment it has been assumed that the waste rock dumps can be placed on existing surfaces without performing stripping and/or clearing and grubbing operations. The waste rock dumps were modeled with 30m lifts having 1.5H:1V intermediate slopes and 45m setbacks between each lift resulting in a composite slope of 3H:1V. The overall height of the dumps varied between 240 and 390m as measured from the toe to the crest. It is envisioned that the top dump surface will be sloped to promote surface water runoff towards temporary/permanent diversion channels around the perimeter of the dump.

Waste Rock Dump Diversion Channels

Surface water diversion channels are required to direct surface water runoff from the waste rock dumps through engineered channels and culverts. The channels will be both temporary and permanent, where permanent channels will remain throughout the life of the facility. Temporary designation refers to channels that will be removed with the construction of the dump expansions.

The permanent channels will be armored with riprap as required to prevent erosion of the channel. A maintenance road will be provided adjacent to the channel to allow access for repair of the erosion protection should it be required.

Temporary diversion channels designed for the peak flow for a lesser event such as the 10-year/24-hour storm will need to be constructed at the outer limits of the footprint of each phased impoundment expansion. It is envisioned that these channels will be sited adjacent to a perimeter access road located at the toe of the dumps. Since these channels are temporary, it is

envisioned that armoring of the channels with riprap will not be completed except at the tie-in to the permanent channel(s).

17.3 Operating Costs

Operating cost estimates for Donlin Creek are reported for the following cost centers:

- Mining;

- Processing;

- Support (G&A);

- Shipping & Refining; and

- Royalty.

LoM operating costs are estimated to average $17.44/t of milled ore ($275.82/oz Au) as developed by SRK. LoM operating costs are summarized in Table 17.4.1.

Table 17.4.1: Operating Cost Summary

Item Description	Life of Mine Cost ($millions)	Unit Cost
Mining (including rehandle)	2,364	$0.92/t-mined
Processing	4,599	$9.58/ore t-milled
Mining Consumables	196	$0.41/ore t-milled
G&A	511	$1.06/ore t-milled
Refining	152	$5.00/$payable-oz
Shipping	7.6	$0.25/$payable-oz
NSR (royalties)	538	$1.12/t-milled
Cash Cost	**8,366**	**$17.44/t-milled**
		$276/Au-oz

Mining consumables includes a provision for the freight of mining supplies to the site. Refining and shipping costs are typical for the industry. Royalty is calculated as 1.5% to 4.5% NSR based on gold price.

17.4 Capital Costs

The capital cost estimates used in this analysis were developed initially by NovaGold based upon information derived from past studies on the Donlin Creek Project and the company's local knowledge. This initial estimate was reviewed and adjusted by SRK to reflect SRK's extensive experience with project development worldwide. SRK believes that the capital costs herein are reasonable and fair given the nature and scope of this Preliminary Assessment.

The initial capital requirement totals $2.0 billion, excluding permitting, feasibility study, EIS, exploration, first fills and capital spares ($113M). Life of mine sustaining capital equates to $427M. The timing of capital cost expenditures has also been estimated and included in the economic model. All cost estimates in the economic model are subject to a 15% contingency. LoM capital costs are summarized in Table 17.4.1.

Table 17.4.1: Capital Cost Summary

	Cost ($M)
Direct Costs	
PLANT SITE & ROADS	42
PRIMARY CRUSHER	17
COARSE ORE STOCKPILE 7,000 t live	5
SECONDARY & TERTIARY CRUSHERS	30
FINE ORE STOCKPILE 30,000 t live	10
CONVEYING	29
GRINDING & FLOTATION FACILITIES	149
OXIDATION FACILITIES (AUTOCLAVE)	133
LEACHING FACILITIES (CIL)	23
REFINERY	26
WATER SUPPLY	58
SHOPS AND WAREHOUSE	46
GENERAL OFFICE	6
ASSAY LABORATORY	5
ANCILLARY BUILDINGS	4
OPEN PIT	129
ON SITE POWER Generation and Distribution	58
TAILING DISPOSAL	59
PORT FACILITIES	60
OXYGEN PLANT & STORAGE	55
PERMANENT ACCOMMODATIONS	32
Total Direct Costs (ex power line)	**976**
Indirect Costs	
CONSTRUCTION OVERHEADS	95
OPERATIONS OVERHEAD	28
PROJECT MANAGEMENT	87
DESIGN AND ENGINEERING	63
WAREHOUSE INVENTORY	46
FREIGHT	105
Indirect Costs	**423**
Construction Costs	**1,399**
Contingency	210
Subtotal Construction (ex Power Line)	**1,609**
Intertie Powerline (with contingency)	408
Total Construction Cost (with contingency)	**2,017**
EIS & PERMITTING	20
FEASIBILITY STUDY	11
EXPLORATION COST	10
FIRST FILLS	52
CAPITAL SPARES	13
START-UP SPARES	7
Permitting, Exploration, Studies, 1st fills, Spares Subtotal*	**113**
Total Capital	**2,130**
Sustaining Capital (LoM)	
Mining Equipment Replacement	259
Milling Equipment Replacement	35
Anaconda Creek Tailings Dam	105
SRK Plant & Roads	11
SRK Airport	2
SRK Water Supply & Treatment	16
Sustaining Capital	**427**

* Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

17.5 Taxes & Royalties

Royal Bank of Canada ("RBC") provided direction on all applicable Federal and State tax, including State license and State tax holiday concessions. Local property and regional taxes were also included.

Royalties were calculated at 1.5% to 4.5% of the Net Smelter Return (NSR) as per existing royalty agreements.

17.6 Economic Analysis

This section summarizes the results of an economic analysis, which was prepared using the criteria presented in this Preliminary Assessment report. Caution should be exercised when reviewing these results, as they are necessarily based on certain assumptions. The results should therefore be considered indicative of what a detailed feasibility could conclude.

SRK prepared the technical-economic and financial model for Donlin Creek. The economic model is based on a model developed by RBC. Year 2007 was used as the start date of the economic analysis. All project costs prior to 2007 are assumed to be sunk costs.

17.6.1 Model Assumptions

General technical-economic modeling parameters used in the model are summarized in Table 17.6.1.1. SRK's analysis estimates pre-tax free cash flow and also provides an estimate of initial and on-going capital cost requirements. These inputs were then incorporated into the RBC financial model where taxes were applied. The analysis assumes Q2 2006 US dollars, and there is no provision for inflation or currency devaluation.

The model assumes a gold price of $500.00/oz and a silver price of US$8.30/oz, as provided by RBC.

Table 17.6.1.1: Economic Model Assumptions

Parameter	Values
Production:	
Pre-Production Period	2 years
Mine Start Date	2013
Mine Life (after Pre-Production)	22 years
LoM Ore Tonnage	482.3Mt
LofM Mill Head Grade	2.171gpt
Contained Gold	33.5Moz
Metallurgical Recovery	90.6%
Payable Gold	30.3Moz
Payable Silver	7.2Moz
Target Production Rate	60ktpd
Market Prices:	
Gold(US$/oz)	US$500.00
Silver (US$/oz)	US$8.30

17.6.2 Economic Results

Table 17.6.2.1 shows net present values ("NPVs") at varying discount rates and project payback for the Base Case scenario. It should be noted that the NPV calculation utilizes cash flows from

2007 onward, including the three years (2007-2009) of pre-construction costs related to permitting, EIS, feasibility study, engineering design, etc.

Table 17.6.2.1: 60ktpd Base Case Economic Analysis Results

Item	Result
$NPV_{0\%}$	$3,009M
$NPV_{5\%}$	$1,001M
Internal rate of return$_{5\%}$	12.1%
Payback period$_{5\%}$	Year 5

Cash costs for the Base Case are summarized in Tables 17.6.2.2 and 17.6.2.3. In the first seven years of production at Donlin Creek the mine would have an average annual production of 1.885Moz of gold at a cash cost of US$223/oz. LoM average annual production would be 1.379Moz at a cash cost of US$276/oz. This results in an average annual after tax operating cash flow for the first seven years of US$482 million.

Table 17.6.2.2: Operating Cash Costs

Item	Result
Years 1-7	$223/oz of gold
LoM	$276/oz of gold

Table 17.6.2.3: Total Cash Costs

Item	Result
Years 1-7	$303/oz of gold
LoM	$362/oz of gold

A pre-tax free cashflow, based upon the information presented in this report, was developed for Base Case modeled as summarized in Table 17.6.2.4. Base Case assumes 12.8% dilution and 3% mining loss, and a production rate of 60ktpd. The results have been incorporated into the RBC financial model where tax calculations were done and provided to NovaGold to assist in its valuation of Donlin Creek.

Table 17.6.2.4: Economic Results*

	Units	Factor	Total Avg Base Case
Material Inventory			
Production Rate	ktpd		60.0
strip ratio	wst:ore		4.34
Waste Tonnes	kt		2,092,085
Ore Tonnes	kt		482,311
Tonnes Mined	**kt**		**2,574,396**
Stockpile/Rehandle Tonnes	kt		157,387
Recovered Gold & Silver			
Milled Tonnes	**kt**		**479,864**
Gold Grade	gpt		2.17
Contained Ounces	**koz-Au**		**33,487**
Mill Recovery	%		90.6%
Mill Ounces Recovered	**koz-Au**		**30,332**
Payable Mill Ounces	koz-Au	100%	30,333
Payable Silver	koz-Ag		7,203
Revenue			
Gold Price	$/oz		
Silver Price	$/oz		
Gold & Silver Revenue	$000s		15,226,232
Interest Income Inclusion	$000s	5%	50,818
Revenue	**$000s**		**15,281,245**
Operating Expenses (units)			
Mining (incl. Rehandle)	$/t-mined		0.92
Milling - all	$/t-milled		9.58
Mining Consumables	$/t-milled		0.41
Tailings (included in mill costs)	$/t-mined		0.00
General & Administrative	$/t-mined		1.06
Environmental	in G&A		-
Marketing - WGC	$/payable-oz		0.00
Refining per oz / JM	$/payable-oz		5.00
Shipping	$/payable-oz		0.25
Operating Expenses (units)			
Mining (incl. Rehandle)	$000s		2,363,859
Milling - all	$000s		4,598,490
Mining Consumables	$000s		196,133
Tailings	$000s		0
General & Administrative	$000s		510,637
Environmental	in G&A		0
Marketing - WGC	$000s		0
Refining - Salt Lake City	$000s		151,664
Shipping	$000s		7,583
NSR (1.5% / 4.5%)	$000s		537,951
Total Operating Costs	**$000s**		**8,366,317**
Accounting Depreciation	$000s		2,603,467
Total Costs	**$000s**		**10,969,784**
Earnings before Tax	**$000s**		**4,311,461**
Pre-Tax Free Cash Flow	**$000s**		**6,914,928**
Capital Costs			
Engineering / Feasibility Study	$000s		11,000
Exploration	$000s		10,000
EIS and Permitting	$000s		20,000
Development Capex	$000s		2,089,000
Sustaining Capital	$000s		427,000
Total Capital	**$000s**		**2,557,000**
Decommissioning Costs	$000s		90,000
Total	**$000s**		**2,647,000**

* pre-tax

17.6.3 Sensitivity Analysis

Project sensitivities were analyzed on the after tax Base Case and are shown in Tables 17.6.3.1 and 17.6.3.4.

Sensitivity factors for capital and operating costs are expressed as a percent of the Base Case estimate of each parameter. Given a $500/oz Base Case price, gold price sensitivity is performed assuming a market price of $450/oz, $600/oz and $700/oz. Each sensitivity was performed independently of the other, and not in combination.

The results suggest that the Project will be most sensitive to gold price. The analysis also suggests that the Project will be equally sensitive to capital and operating cost parameters. Indicative results conclude that NovaGold should advance the Project to the next stage.

Table 17.6.3.1: Capital & Operating Cost Sensitivity (NPV$_{0\%}$, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	3,520	3,265	3,009	2,753	2,497
Operating	3,953	3,481	3,009	2,568	2,072

* after tax

Table 17.6.3.2: Capital and Operating Cost Sensitivity (NPV$_{5\%}$, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	1,383	1,192	1,001	810	619
Operating	1,446	1,224	1,001	789	538

* after tax

Table 17.6.3.3: Gold Price Sensitivity (NPV$_{0\%}$, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV$_{0\%}$	2,123	3,009	3,930	4,821	6,615

* after tax

Table 17.6.3.4: Gold Price Sensitivity (NPV$_{5\%}$, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV$_{5\%}$	554	1,001	1,453	1,888	2,761

* after tax

It should be noted that the NPV calculation utilizes cash flows from 2007 onward, including the three years (2007-2009) of pre-construction costs such as permitting, EIS, feasibility study, engineering design, etc.

This economic assessment is preliminary in nature, and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that results of this Preliminary Assessment will be realized.

Figure 17-1: Ultimate Pit



Figure 17-2: Tailings and Waste Management Facilities



Figure 17-3: TSF Embankment Sections



18 INTERPRETATION & CONCLUSIONS (ITEM 21)

18.1 Conclusions

The Project will exploit a world-class deposit in a remote location with undoubted infrastructure and logistics challenges. Nevertheless this Preliminary Assessment demonstrates attractive economics of a conventional open-pit mining operation at a production rate of 60ktpd. The Project is based on the assumptions of a US$500/oz Au conceptual pit model, a US$500/oz Au price and a 60ktpd mill processing rate. Costs appropriate with this level of study have been estimated from first principles and form the basis of the economic analysis of the Project on a 100% basis.

The Donlin Creek resource is condusive to mining at a rate of 60ktpd using a large truck and shovel fleet and conventional open pit mining techniques. Suitable tailings and waste dump storage locations are available within proximity of the mine and plant.

The Project as conceived will employ practices, technology and equipment, which are all proven in the mining sector. Project risks are therefore principally associated with permitting and implementation.

As illustrated in Table 18.1.1 the economic analysis indicates the net present values ("NPVs") at varying discount rates and project payback for the Base Case scenario. It should be noted that the NPV calculation utilizes cash flows from 2007 onward, including the three years (2007-2009) of pre-construction costs related to permitting, EIS, feasibility study, engineering design, etc. The Project sensitivity analysis indicates that the Project is most sensitive to gold price followed by changes to operating costs and capital costs.

Table 18.1.1: 60ktpd Base Case Economic Analysis Results

Item	Result
$NPV_{0\%}$	$3,009M
$NPV_{5\%}$	$1,001M
Internal rate of return$_{5\%}$	12.1%
Payback period$_{5\%}$	Year 5

This Preliminary Assessment includes inferred Resources which are preliminary in nature and are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized.

18.2 Risks

- PAG rock volume and treatment;

- Transportation logistic;

- Project and powerline permitting;

- Coal-fired power plant permitting (GVEA); and

- Inferred Resources usage in economic analysis.

18.3 Opportunities

18.3.1 Modify Existing Resource Estimate

A number of opportunities exist to improve on the current resource estimate. These are listed below according to their area of influence. SRK is of the view that a re-estimation of the resources using less constrained modeling techniques will likely result in the delineation of a higher resource tonnage, a lower grade and more contained gold.

Mineralized envelopes:

- Re-designing the PACK (2005) mineralized envelopes to better reflect the current project economics would likely result in an increased metal content. SRK comparisons made in the Lewis and ACMA domains on estimates with the mineralized envelopes removed suggest that up to 8% more metal could be gained at a 1.2gpt cut-off. At lower cut-offs this potential metal increase will be higher; and

- It should be emphasized that the final probability thresholds chosen for the mineralized envelopes were defined in 2005 and based on a somewhat lower gold price. In the present evaluation, the actual grade threshold considered for mining has been reduced from 1.2gpt to 0.76gpt. Therefore, potential ore may be found in areas that have not been previously estimated.

Orientation of Best Direction of Continuity – Geological Controls:

- Use two preferred directions of continuity – one for dykes and one for sills, in order to best capture mineralization in both intrusive styles, rather than just one.

Variogram Models:

- Use of a lower grade threshold for modeling variograms would be more appropriate considering the new lower grade cut-off values considered for mining, and may result in better grade continuities in the resource estimate.

Resource Classification:

- Part of the current classification criteria is a function of the search radii defined on the basis of the variogram model. Increased grade continuity modeled with the changes to the variogram models recommended above would support larger search ellipse radii and consequently upgrade more blocks from inferred to indicated category; and

- Additional tools such as indicator kriging (IK) and repeated simulation of block grades may also help to improve the resource classification

18.3.2 Exploration Potential

In light of the continuity mineralization which remains open at depth and marginally from the currently defined resource; and the continuity of the ore-hosting sills which have been demonstrated to extend over 3km in strike, a nominal 200m extension pit has been modeled around the base case US$500 pit as a reasonable target for exploration immediately adjacent to the current Donlin Creek resource.

Within the 200m extension around the base case US$500 pit, an additional 544Mt of potentially mineralized intrusive material is projected based on PDUS's lithologic modeling. Within the

base case US$500 pit, 49% of all intrusive material is mineralized. The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

In addition to the resource potential occurring in the immediate vicinity of the Base Case US$500 pit, a number of conceptual targets exist to the east of the ACMA deposit and south of the Lewis deposit.

18.3.3 Powerline

There may be an opportunity to gain financial support from the government, either in whole or in part, for the construction of the intertie power line. The proposed line could service local communities along its path, McGrath being one, and significantly reduce the long-term power costs to these communities. The total potential cost savings if the government funded the entire intertie power line is $408M.

19 RECOMMENDATIONS (ITEM 22)

The next two phases of work on the property are currently being undertaken by Barrick. The first phase to be completed before a prefeasibility report is in-fill diamond drilling to support the re-classification of Inferred Mineral Resources to a higher classification and the corresponding resource estimate update. This drilling is planned to cost several million dollars.

After a new resource estimate has been established with measured and indicated resources, the Donlin Creek property should then continue to be advanced to a pre-feasibility study level once the necessary support information has been obtained. A prefeasibility study for a complex project such as this one will likely cost over $750,000 and take six months or more to complete.

Recommendations for the Project are:

- Investigate variogram subdomains to determine if results can be improved;

- Reassess the SMU block size in light of increased throughput to 60ktpd;

- Reestimate gold grades using an estimation plan more appropriate for a lower grade range than used in December 2005;

- Continue in-fill drilling to attempt to improve the Inferred Resource category material to Indicated or Measured Resources;

- Re-do the resource estimation based on infill drilling results;

- Conduct a preliminary feasibility study; and

- Continue base line environmental monitoring.

20 REFERENCES (ITEM 23)

MEC (2002a), *Technical Report, Donlin Creek Project, Alaska, NI 43-101F1 Technical Report filed by NovaGold Resources, Inc.*

AMEC (2002b), *Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska, NI43-101F1 Technical Report* filed by NovaGold Resources, Inc.

AMEC (2003), *Prefeasibility Study – Status Report, Donlin Creek Project, Draft*, internal report for PDUS

Jutras, M., (2005), *Donlin Creek Project 2005 Mineral Resource Estimation Update Report, December 2005*, internal PDUS report

Miller, L., Ebert, S., Kowalczyk, P., Petsel, S., McAtee, J., Goldfarb, R., Miller, M.L. and Dodd, S. (2000), *Geology, mineralization, and exploration at the Donlin Creek project, southwestern Alaska [abs.]: British Columbia and Yukon Chamber of Mines Cordilleran Roundup, Abstracts,* p. 45.

NovaGold Resources, Inc., (2006), *Donlin Creek Project 43-101 Technical Report NI43-101F1 Technical Report*, filed by NovaGold Resources, Inc.

Piekenbrock, J.R. and Petsel, S.A. (2003), *Geology and Interpretation of the Donlin Creek Gold Deposit, Alaska*, private Report to NovaGold Resources

PDUS Technical Services Limited (2005), Draft *Donlin Creek Preliminary Assessment Report*

21 GLOSSARY

21.1 Mineral Resources & Reserves

Mineral Resources

The mineral resources and mineral reserves have been classified according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

21.2 Definitions

Assay: The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure: All other expenditures not classified as operating costs.

Composite: Combining more than one sample result to give an average result over a larger distance.

Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing: Initial process of reducing ore particle size to render it more amenable for further processing.

Cut-off Grade (CoG):   The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution: Waste, which is unavoidably mined with ore.

Dip: Angle of inclination of a geological feature/rock from the horizontal.

Fault: The surface of a fracture along which movement has occurred.

Footwall: The underlying side of an orebody or stope.

Gangue: Non-valuable components of the ore.

Grade: The measure of concentration of gold within mineralized rock.

Hangingwall: The overlying side of an orebody or slope.

Haulage: A horizontal underground excavation which is used to transport mined ore.

Hydrocyclone: A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.

Igneous: Primary crystalline rock formed by the solidification of magma.

Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

Level: Horizontal tunnel the primary purpose is the transportation of personnel and materials.

Lithological: Geological description pertaining to different rock types.

LoM Plans: Life-of-Mine plans.

LRP: Long Range Plan.

Material Properties: Mine properties.

Milling: A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral/Mining Lease: A lease area for which mineral rights are held.

Mining Assets: The Material Properties and Significant Exploration Properties.

Ongoing Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.

Ore Reserve: See Mineral Reserve.

Pillar: Rock left behind to help support the excavations in an underground mine.

RoM: Run-of-Mine.

Sedimentary: Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Shaft: An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

Sill: A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Smelting: A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope: Underground void created by mining.

Stratigraphy: The study of stratified rocks in terms of time and space.

Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide: A sulfur bearing mineral.

Tailings: Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening: The process of concentrating solid particles in suspension.

Total Expenditure: All expenditures including those of an operating and capital nature.

Variogram: A statistical representation of the characteristics (usually grade).

21.3 Units of Measure & Abbreviations

The metric system is used throughout this report with the exception of gold and silver quantities which are reported in troy ounces, or unless otherwise stated. All currency is in US dollars. Market prices are reported in US$/oz of gold and silver. Abbreviations used in this report are shown in Table 21.3.1.

Table 21.3.1: Units of Measure & Abbreviations

Abbreviation	Unit or Term
ANFO	ammonium nitrate fuel oil (explosive)
Bt	billion tonnes
ºC	degrees centigrade
CAA	Clean Air Act
CEQ	Council of Environmental Quality
cm	centimeter
CoG	cut-off grade
CWA	Clean Water Act
dia.	diameter
EIS	Environmental Impact Statement
g	gram
gpt	grams per metric ton
GVEA	Golden Valley Electric Association
GRTS	GR Technical Services
ha	hectare ($10,000 m^2$)
HDPE	high density polyethylene
kg	kilogram ($1,000 g$)
IK	indicator kriging
km	kilometer ($1,000 m$)
kV	kilovolt ($1,000 V$)
kW	kilowatt ($1,000 W$)
kWh	kilowatt-hour
kWh/t	kilowatt-hours per metric ton
LoM	life-of-mine
l	liter
LCRS	leak collection and recovery system
lps	liters per second
m	meter
m^2	square meter
m^3	cubic meter
mm	millimeter
msl	mean sea level
Mt	million metric tonnes
MW	mega-watt
NAG	non acid generating
NEPA	National Environmental Policy Act
NSR	net smelter return
oz	troy ounce ($31,1035 g$)
PAG	potentially acid generating
POX	pressure oxidation
QA/QC	quality assurance/quality control
QP	Qualified Person
RC	rotary circulation (drilling)
ROD	Record of Decision
t	metric ton, or tonne
tph	metric tonnes per hour
tpd	metric tonnes per day
tpy	metric tonnes per year
TSF	tailings storage facility
USACE	United States Army Corps of Engineers
USEPA	United States Environmental Protection Agency

Appendix A
Certificates of Consent

Stanton P. Dodd, MSc., P. Geo.
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4
Telephone: (604) 669 6227
Fax: (604) 669 6272
E-mail: stan.dodd@novagold.net

CERTIFICATE OF AUTHOR

I, Stanton P. Dodd, do hereby certify that:

1.   I am a Senior Project Geologist of:

NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4

2.   I graduated from Western Washington University, Bellingham, WA with a Master of Science in Geology in 1981.

3.   I am a Licensed Professional Geologist in the State of Washington, License No. 190.

4.   I have a total of 30 years work experience as a geologist in mineral exploration and engineering geology. I have worked throughout the western United States (including Alaska) as well as Kazakhstan.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI-43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes of NI 43-101.

6.   I am responsible for the preparation of sections 4 through 9 of the technical report titled *Preliminary Assessment Donlin Creek Gold Project,* dated September 20th, 2006, (the "Technical Report") relating to the Donlin Creek property. I was Project Geologist for the Donlin Creek Project from March 2005 until August 2006 and was responsible for the exploration program and geologic modeling. I was at site the majority of time between March 2005 - August 2005 and February 2006 - July 2006. Previously I acted as Project Geologist for the project from 1996-1999 while with Placer Dome US. I am an author of the January 20, 2006 technical report titled *Donlin Creek Project, 43-101 Technical Report* relating to the Donlin Creek property.

7.   I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.   I am not independent of the issuer but do qualify to author this report as outlined in section 5.3.3 (Author of Technical Report) of National Instrument 43-101.

9.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.   I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of September, 2006.



Stanton P. Dodd, MSc., P. Geo.





Kevin A. Francis, P. Geo
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4
Tel: (604) 669 6227
Fax: (604) 669 6272
E-mail: kevin.francis@novagold.net

CERTIFICATE OF AUTHOR

I, Kevin A. Francis, do hereby certify that:

1) I am a Professional Geologist, and Resource Manager of:

   NovaGold Resources, Inc.
   Suite 2300 – 200 Granville Street
   Vancouver, B.C. V6C 1S4

2) I graduated from the University of Colorado, Boulder, Colorado, a Master of Science degree in Geology from the University of Colorado in 1987.

3) I am registered as a Professional Geologist in the state of Utah (5311425-2250).

4) I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, gold, and silver in the United States, Canada, Mexico, Russia, and Southeast Asia; exploration data evaluation, geological modeling and resource modeling of gold, copper, iron, platinum, palladium, manganese and industrial mineral deposits in the United States, Canada, Ukraine, Mexico, Peru, Chile, Brazil, and South Africa.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI-43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person for the purposes of NI 43-101.

6) I am responsible for the preparation of Sections 10 through 13, and 15 of the technical report titled *Preliminary Assessment Donlin Creek Gold Project,* dated 20 September 2006 (the "Technical Report") relating to the Donlin Creek property. I visited the Donlin Creek Project on July 10, 2006. I am an author of the January 20, 2006 technical report titled *Donlin Creek Project, 43-101 Technical Report* relating to the Donlin Creek property.

7) I am not independent of the issuer but do qualify to assist in the preparation of this report as outlined in Section 5.3 (3) of National Instrument 43-101.

8) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

10) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 20th day of September 2006.



Kevin A. Francis, P.Geo.



Gordon Doerksen, B.S., P.E.
SRK Consulting (Canada) Inc.
Suite 800-1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Telephone: (604) 681-4196
Fax: (604) 687-5532
Email: gdoerksen@srk.com

CERTIFICATE of AUTHOR

I, Gordon Doerksen, do hereby certify that:

1. I am a Registered Professional Mining Engineer (PE) in good standing in the State of Wyoming (#7055). I am a Principal Mining Consultant employed by:

SRK Consulting (Canada) Inc.
Suite 800-1066 West Hastings St.
Vancouver, B.C., Canada V6E 3X2

2. I graduated with a Bachelor of Science degree in Mining Engineering from Montana College of Mineral Science and Technology (Montana Tech) in 1991.

3. I am a member of the Canadian Institute of Mining (CIM). I am a founding registered member of the Society for Mining, Metallurgy, and Exploration (SME), and a member of the International Society of Explosive Engineers (ISEE)

4. I have worked continuously as a mining professional since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the supervision of the compilation of Sections 1, 14, 16-21, portions of Section 3 and the Executive Summary of the Preliminary Assessment report titled "Preliminary Assessment Donlin Creek Gold Project, Alaska" and dated September 20, 2006 (the "Preliminary Assessment").

7. I visited the Donlin Property on September 11, 2006.

8. I have not had prior involvement with the Donlin, Alaska property.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Preliminary Assessment, the omission to disclose which makes the Preliminary Assessment misleading.

10. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Preliminary Assessment

has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Preliminary Assessment with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Preliminary Assessment.

Dated this 20th Day of September, 2006.





Gordon Doerksen
Principal Mining Consultant

4550 North Territory Place
Tucson, AZ, 85750-1885
TEL (520)520-3355
FAX (520)529-3943
tpmacon1@aol.com

1. I am the President of T. P. McNulty and Associates, Inc.

2, I graduated with a Bachelors Degree in Chemical Engineering from Stanford University in 1960, obtained an Masters Degree in Mineral Processing from Montana School of Mines in 1963 and, finally, earned a Doctorate in Metallurgical Engineering from Colorado School of Mines in 1966.

3. I am a member of The American Institute of Mining, Metallurgical, and Petroleum Engineers (The Metallurgical Society and The Society for Mining, Metallurgy, and Exploration) and Mining and Metallurgical Society of America. I am an elected member of the National Academy of Engineering. I am also a Registered Professional Engineer (Number 24789) in the State of Colorado.

4. I have worked as a metallurgist for over 40 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for preparation of Topic 14, Item 18, of the technical report entitled *NovaGold Resources, Inc. – Preliminary Assessment – Donlin Creek Gold Project* and dated September 12, 2006, relating to the Donlin Creek property in southwestern Alaska.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared to the best of my knowledge in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of September, 2006.

Terence P. McNulty   COLORADO
REGISTERED
Signature of Qualified Person   PROFESSIONAL ENGINEER

Terence P. McNulty, Ph. D., P. Eng (signed)   Terence Patrick McNulty
                                                            24789 (sealed)

4550 North Territory Place
Tucson, AZ, 85750-1885
TEL (520)529-3355
FAX (520)529-3943
tpmacon1@aol.com

CONSENT OF AUTHOR

To Whom It May Concern

I, Terence P. McNulty, do hereby consent to the filing of the written disclosure of the technical report entitled *NovaGold Resources, Inc. –Preliminary Assessment – Donlin Creek Gold Project* and dated September 12, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in documents filed by NovaGold Resources, Inc., and to the filing of the Technical Report with securities regulatory authorities.

Dated this 20th Day of September, 2006.

Terence P. McNulty   COLORADO
REGISTERED
Signature of Qualified Person   PROFESSIONAL ENGINEER

                                                                      Terence Patrick McNulty
                                                                              24789

Terence P. McNulty, Ph. D., P. Eng.

                                                                   Professional Engineers Stamp

SRK Consulting

Engineers and Scientists

SRK Consulting (U.S.), Inc.
3275 West Ina Road. Suite 240
Tucson, Arizona
USA 85741
e-mail kblack@srk.com
web: www.srk.com
Tel: 520.544.3688
Fax: 520.544.9853

CERTIFICATE of AUTHOR

I, Kenneth Purcell Black, P. Eng. (Province of Ontario, Canada), do hereby certify that:

1. I am a Principal Consultant, Geo-Environmental with:

   SRK Consulting (US), Inc.
   3275 West Ina Road, Suite 240
   Tucson, Arizona, USA, 85741

   ("SRK") is an international firm of consulting engineers and scientists and have been practicing in this profession since 1972. I have been employed with SRK since 2006.

2. I graduated with a degree in Mining Engineering from the Technical University of Nova Scotia in 1972.

3. I am a member of the Professional Engineers Ontario (4023016).

4. I have worked as a mining and environmental engineer for a total of 32 years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 2 of the "Preliminary Assessment Donlin Creek Gold Project, Alaska dated September 12, 2006 (the "Preliminary Assessment")

7. I have not visited Donlin Property.

8. I have not had prior involvement with the Donlin, Alaska property.

9. I am not aware of any material fact or material change with respect to the subject matter of the Preliminary Assessment to the best of my knowledge, information and belief, the Preliminary Assessment contains "available"

Group Offices in:	North American Offices:	
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445
	Vancouver	604.681.4196
	Yellowknife	867-699-2430

scientific and technical information that is required to be disclosed to make the Preliminary Assessment not misleading.

10. I am independent of the issuer applying the test in section 1.5 of NI 43-101.

11. I have read NI 43-101 and Form 43-101F1, and the Preliminary Assessment has been prepared in the compliance with that instrument and form.

12. I consent to the filing of the Preliminary Assessment with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Preliminary Assessment.

Dated this 20th of September, 2006.

Kenneth Black

Kenneth Black, P Eng Ontario, BS Mining



SMITH WILLIAMS CONSULTANTS, INC.

304 Inverness Way South • Suite 490 • Englewood, Colorado 80112-5828
Phone: (303) 433-0262 • Fax: (303) 433-0362 • www.goswc.com

September 20, 2006   Project 1091

CERTIFICATE of AUTHOR

I, Derek T. Wittwer, Professional Engineer, do hereby certify that:

1.   I am a Senior Engineer of:

Smith Williams Consultants, Inc.
304 Inverness Way South
Suite 490
Englewood, Colorado 80112-5828

2.   I graduated with a degree in Civil Engineering Technology from the University of
Southern Colorado in 1993.

3.   I am a registered Professional Engineer in the State of Colorado of the United States of
America.

4.   I have worked as an engineer for a total of 13 years since my graduation from the
university.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101
("NI 43-101") and certify that by person of my education, affiliation with a professional
association (as defined in NI 43-101) and past relevant work experience, I fulfill the
requirements to be a "qualified person" for the purposes of NI 43-101.

6.   I am responsible for the preparation of section 17 as applicable to Tailings and Waste
Management Facilities of the technical report titled Preliminary Assessment Donlin
Creek Gold Project, Alaska, and dated September 2006 ("the Technical Report") related
to the Tailings and Waste Management Facilities.

7.   I have not had prior involvement with the property that is the subject of the Technical
Report.

8.   I am not aware of any material fact or material change with respect to the subject matter
of the Technical Report that is not reflected in the Technical Report, the omission to
disclose which makes the Technical Report misleading.

9.   I am independent of the issuer applying all of the tests in section 1.5 of National
Instrument 43-101.


10.   I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.   I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this twentieth day of September, 2006

_____
Signature of Qualified Person

DEREK T. WITTWER
Print name of Qualified Person

Appendix B

GR Technical Services Report

GR Technical Services

FILE

From: Tracey Meintjes/Jim Gray

Date: 12 September 2006
Re: Donlin Creek Scoping Study – Mine Section

1.1 Summary

An optimized scoping level 60,000 tpd mill feed schedule was developed for the Donlin Creek mine. Detailed pit phases were engineered from the results of a Lerchs-Grossman (LG) sensitivity analysis, and yielded the Phase reserves in the table below. The Phase reserves in the table below include a 12.8% dilution for blocks that contain both waste and ore above cutoff grade, and mining losses of 5%.

Cut-off grade for the Phase reserves in the table below is $10.99/t Net Smelter Return (NSR) and the estimated resources includes measured, indicated and inferred classes.

Table 1 Summarized Pit Delineated Resources for Donlin Creek

PHASE	INSITU ORE (kBCMS)	INSITU ORE (kT)	RUN OF MINE (kT)	WASTE TOTAL (kT)	ROM S/R (t/t)	DILUTED GRADES		
						AU (g/t)	RAU (g/t)	NSR ($/t)
A612	27,247	72,607	79,723	256,525	3.2	2.727	2.553	40.8
A622i	38,988	103,785	113,958	631,875	5.5	2.200	2.066	33.0
A632i	7,812	20,753	22,787	243,899	10.7	2.001	1.900	30.4
Total ACMA	74,047	197,145	216,468	1,132,299	5.2	2.373	2.228	35.6
L612	22,396	59,652	65,497	125,650	1.9	2.085	1.817	29.0
L622i	34,825	92,744	101,835	230,263	2.3	2.002	1.743	27.9
L632i	27,255	72,565	79,674	508,002	6.4	1.964	1.718	27.5
Total Lewis	84,476	224,961	247,006	863,915	3.5	2.012	1.755	28.0
D612i	6,455	17,156	18,837	95,870	5.1	1.748	1.568	25.1
Total Resource	**164,978**	**439,262**	**482,311**	**2,092,084**	**4.3**	**2.164**	**1.960**	**31.3**

The total ROM tonnes at 482 million tonnes matches the 452 millions tonnes derived from the MII LG economic pit limit based on $500/oz gold. When the LG routine is restricted to only using MI resources for revenues, the pit limit is reduced to 327 million tonnes (Including all MII resource classes within the pit shell.

1.2 Introduction

A Preliminary Assessment Report (PAR) study on Donlin Creek was completed by Placer Dome Technical Services Limited (PD) in November 2005. The project is revised in this study by NovaGold at a scoping level and uses Measured, Indicated and inferred ore classes.

The entire mine planning for the Donlin Creek mineral property is based on work done with MineSight® a suite of software well proven in the Industry. This includes the resource model, pit optimization (Minesight Economic Planner, MSEP), detailed pit design, and optimized production scheduling (Minesight Strategic Planner, MS-SP).

In addition to the geological information used for the block model, other data used for the mine planning includes the base economic parameters, mining cost data derived from supplier estimates and historical data, geotechnical slope design parameters, metallurgical recoveries, and project design plant costs and through put rates obtained from the PAR. All currency in this report are $US.

1.3 Project Production Rate Consideration

A number of factors are considered in establishing an appropriate mining and processing rate, the key ones are discussed below in relation to Donlin Creek:

- Resource size: Typically, a "reserve tail" of at least 50% is preferred i.e. the mine is projected to continue for 50% beyond the projected payback period. For a base metal mine, this usually requires a minimum 15 to 20 year life of mine. Mine life is set at 12.5 to 20 years; as for anything beyond this, time value discounting shows insignificant contribution to Net Present Value (NPV) of the project, and capital investment typically is targeted at projects with payback of 3 to 5 years.

- Unit Capacity: Generally, unit operating costs are lower using the largest possible equipment for a single train. In the case of the proposed SAG mills, this is about a 38 foot diameter, although at least two 40 foot diameter units have now been proven in operations elsewhere. Depending on ore hardness, and considering a single primary mill, throughputs of up to 80,000 tpd are possible depending on final grind size selection.

- Operational Constraints: Practical considerations with respect to the number of operating mining faces required to achieve a production rate in relation to the pit geometry.

- Construction Constraints: Physical size and weight of equipment and shipping limits can determine the maximum size of available units.

- Project Financial Performance: Generally, economies of scale can be realized at higher production rates and lead to reduced unit operating costs. These are tempered to the above mentioned physical constraints and generally higher capital requirements for higher tonnage throughputs.

- Higher production rates generally pay back sunk capital at a faster rate, thereby improving project NPV.

Determining the optimal production rate is an iterative exercise. The Donlin Creek Scoping PAR Study – 2004 considered the above factors and selected a production rate of 40,000 tpd ore as a base case for project design and costing. Economics were significantly enhanced by higher throughput scenarios and after testing different throughputs, the scoping study has subsequently been based on an optimum mill throughput of 60,000 tpd ore.

1.4 Mine Planning 3D Block Model and MineSight Project

GR Technical Services has collated data from NovaGold, to form a MineSight project, which forms the basis of the mine planning for the 2006 Scoping Study.

The MineSight project called "Donlin06R2" is initialized by creating a project setup file (don210.dat) and project control file (don2.prj). The project and model dimensions are:

Model Limits	Minimum	Maximum	Size	Number
X	538000	544000	10	600
Y	6877000	6881000	10	400
Z	-500	450	5	190

1.4.1 Mine Planning 3 D Block model set up.

A 3D Block Model (3DBM) for the Donlin Creek project has been supplied by NovaGold. The 3DBM was created by Placer Dome (PD) and contained the following items:

- X, Y, Z,
- Au g/t
- Rock
- Class
- topo proportion
- SG

The 3DBM supplied by NovaGold has been imported into a MineSight 3DBM by GR Tech as "don215.dat" for mine planning. This 3DBM includes additional items used for mine planning.

1.4.1.1 Grade items

The items in "don215.dat", their source and descriptions are listed below:

- Au (g/t)
  Interpolate gold grade from PD model.

- RAU (g/t)
  Calculated Metallurgical recovered gold grade based on N2TEC metallurgical testwork in PD presentation file.

rock types:	AU Met Recovery (%)
Lewis intrusives	88.37
Lewis sediments	83.62
ACMA intrusives	96.45
ACMA sediments	86.59

- Rock
  Integer value representing rocktype as follows:

  1 – mineralized intrusives Lewis
  2 - mineralized sediments Lewis

3 - mineralized intrusives Acma
4 - mineralized sediments Acma
5 - mineralized intrusives Akivik
6 - mineralized sediments Akivik
7 - mineralized intrusives 400
8 - mineralized sediments 400
9 - mineralized intrusives Aurora
10 - mineralized sediments Aurora

- Class
  Integer class item representing classification of confidence of existence as follows:

  1 - Measured and Indicated
  2 - Inferred

- Topo (%)
  Percentage of block below topography. This item is the topo proportion item from the PD model multiplied by 100.

- Topo2
  Percentage of block below Vulcan topography surface "topo.00t" supplied by NovaGold

- SG(tonne/m^3)
  Specific gravity

- NSR

Cutoff grades are determined using the Net Smelter Return (NSR) in $/tonne which is calculated using Net Smelter Prices (NSP). The NSR (Net of offsite charges) is used as a cutoff item for break-even ore/waste selection and for the grade bins for cashflow optimization. The net smelter price is based on base case metal prices, offsite transportation, and refining charges. The NSP estimation is shown in the table below:

Base Price	500	$/Oz
Off Sites from 2005 Cash Flow		
Marketing	1.75	$/Oz
Refining	0.38	$/Oz
less payable	0.45	$/Oz
shipping	0.25	$/Oz
NSP	497.2	$/Oz
NSP	15.98	$/grm

The NSR formula is:

NSR = RAU(g/t) x $15.98/grm

1.5   Economic Pit Limits, Mine Plan

1.5.1   Introduction

The economic pit limit is determined using the MS-EP optimization routines in MineSight which are based on the Lerchs Grossman (LG) algorithm. The LG algorithm runs against the 3D Block model, evaluating the costs and revenues of the blocks within potential pit shells. The routine uses input costs, net smelter prices, plant recoveries, and overall slope angles, and expands downwards and outwards from previous interim economic 3d surfaces, until the last increment is at break-even economics. Additional cases are included in the analysis to evaluate the sensitivities of various project parameters. Economic pit limit is determined for each pit area using data from the mine planning 3D Block model described above, and MineSight Gridded Surface Files (GSF) created for each pit area. The resultant LG pits are stored in GSF don213.pi2.

The PAR restricted the economic pit limit from mining out the creek west of the pit area. This scoping study assumes that diversion of the creek at the end of the mine life will enable the creek to be mined out, and the restriction has been removed.

1.5.2   Pit Slopes

Pit slope angles in the PAR are broken into three pit areas. This scoping study combined the PAR slope sectors into a single data set. Transition sectors were also added to PAR slope sectors. The pit slope sectors used in this scoping study LG pits and detailed pit designs are listed in the table below.

Table 2 Overall Pit Slope

Azimuth Sector (degrees)	Overall Pit Slope Angle (degrees)
0.0	33.0
10.0	30.0
50.0	48.0
200.0	30.0
240.0	48.0
300.0	45.0
330.0	48.0
340.0	42.0
350.0	39.0
360.0	36.0

1.5.3   LG Mining and Process Costs

Mining cost of $0.88 and process cost of $9.58 used to generate the LG pits are based on 4% escalated unit costs from the PAR.

1.5.4   Sensitivity Cases

The economic pit limits are based on the current cost and metal price assumptions, but are applied to ~20 years of mine life. Since these economic parameters are estimates, the sensitivity of the ultimate economic pit limits need to be evaluated. This is done by varying the economic parameters in series of cases. The pit shells from these cases are also used to select pit pushbacks or phases. For each case being tested the series of LG pit shells are determined by keeping mining costs constant and varying the estimated net smelter metal prices (NSP). The LG revenue also uses process recovered metal grades described in the model setup above.

The base case (100% case in the tables below) uses market prices of $US 500/oz for gold. The cases of pit expansions within each sensitivity series are determined by using a percentage of the market price for all metals and the subsequent Net Smelter Price (NSP) is calculated. The NSP for each LG Price Case is listed in the table below*.*

Table 3 Price sensitivity

GSF	Price Case	Market	NSP
Pit #		Au	Au
		US$/oz	US$/gm
Pit01	10%	50	1.60
Pit02	20%	100	3.20
Pit03	30%	150	4.79
Pit04	40%	200	6.39
Pit05	50%	250	7.99
Pit06	60%	300	9.59
Pit07	70%	350	11.19
Pit08	80%	400	12.78
Pit09	90%	450	14.38
Pit10	100%	**500**	**15.98**
Pit11	110%	550	17.58
Pit12	120%	600	19.18
Pit13	130%	650	20.77
Pit14	140%	700	22.37
Pit15	150%	750	23.97

Economic Pit Limits

The pit resources for the price sensitivity cases are shown in the graph below. Each pit shell is cumulative of the previous case shown before it.

Figure 1 LG Pit Price Sensitivity



* Note: No dilution or mining loss assumed in the LG resource estimates in the above graph

Price Case 10 (base case metal prices) has been chosen as the economic pit limit for Donlin Creek. The price sensitivity graph above shows that the economic pit limit is not sensitive to price. The figures below show the plan view of the 100% LG case relative to the crusher for orientation, and selected cross sections showing all the LG price cases.

Figure 2 100% LG Case Plan View



Figure 3 LG Pits - Cross Section at North 6,879,070 viewing from the south



Figure 4 LG Pits – ACMA Cross Section at North 6,879,070 viewing from the south



Figure 5 LG Pits – Lewis Cross Section at North 6,879,070 viewing from the south



The thick blue line in the above sections represents the 100% LG price case. The sections confirm that the 100% price case mines out most of the ore blocks.

An additional case has been run in the scoping study to determine the effect on the Economic pit limit from Inferred Resource blocks. Revenues from the Inferred blocks are set to zero and the blocks costed as waste. The resultant pit contains 327 million tonnes of MII resources within the MI pit shell which is a reduction of 124 million tonnes from the base case (Case 10)

1.6   Mining Loss And Dilution

The PAR report assumed that the increased ROM tonnes from dilution would equal the lost ROM tonnes from mining loss and with a net effect of 3% grade dilution. Inspection of the block model indicates that the effect of dilution was underestimated in the PAR. Due to the narrow, Vein type, mineralized zones in the 3D block Model, the high incidence of isolated ore blocks or ore blocks in contact with waste blocks and large sized mining equipment, GR Tech considers that a greater level of dilution will occur than stated in the PAR. The GRTech dilution estimation follows.

The MineSight routine "gndiln.dat" has been used to calculate the number of waste blocks which touch an ore block (measured and indicated) in the 3D Block Model. The dilution edge value is written into an integer item "DILN". This routine only assesses neighbor blocks on a bench and does not consider the bench above or below. Whole block dilution should cover most of the effects of material above and below whereas this evaluation is considering the recovery and dilution effects as the shovel extracts ore while it advance across a bench. Therefore the gndiln routine should create a reasonable evaluation across the bench. The program checks for waste blocks east, west, north and south of the ore block

It is assumed that blocks with a DILN of 1 will have minimum mining dilution and almost 100% mining recovery because they can be mined in separate ore and waste blasts which will minimize the mixing at ore/waste boundaries. The other contact blocks will be diluted along their edges since they will be mixed in the blast throw along their edges and the shovels will not be able to separate the material as defined in the pre-blasted block. More edges will result in more dilution.

The bench plan below illustrates the dilution edges with a cutoff grade of $10.99/t at 215m bench. The displayed block item is the DLNE1 value from 0 to 4 and the legend indicates which colours represent the number of contact edges for the blocks. i.e. Red blocks are isolated ore blocks with 4 waste contact edges (ore completely surrounded by waste.) The dotted blocks are blocks above cutoff grade.

Figure 6 Donlin Dilution Edges



A hydraulic shovel will be attempting to separate the ore and waste after the blast (in mixed blasts) Assuming the operator can dig into a block on average 1m bucket depth for each edge of the DILN blocks the following then applies

Each block of ore has an estimated 1,325 tonnes (10mx10mx5m x 2.65 t/m^3)

Therefore dilution for each edge of a block:

$$(1\ m\ \ x\ 10m\ x\ 5m\ x\ 2.65t/m^3\ ) =\ 133\ tonnes$$

This will result in the following dilution:

o   1 edge blocks. 1 X 133 = 133 tonne or 133/1,325 = 10%

o   2 edge blocks. 2 X 133 = 265 tonne or 265/1,325 = 20%

o   3 edge blocks. 2 X 133 = 398 tonne or 398/1,325 = 30%

o   4 edge blocks. 4 X 133 = 530 tonne or 530/1,325 = 40%

Histogram and frequency distribution for waste edge contacts is shown below:



```
    #      CUM.        UPPER
  FREQ.    FREQ        LIMIT  0        20        40        60        80       100
  -----    -----       -----  +.........+.........+.........+........+.........+
 116204   0.326       1.0000  +****************.                                 +
  93091   0.587       2.0000  +*************              .                      +
  92483   0.846       3.0000  +*************                            .        +
  39945   0.958       4.0000  +******                                          .+
  14999   1.000       5.0000  +**                                               .
  -----    -----       -----  +.........+.........+.........+........+.........+
 356722   1.000               0        20        40        60        80       100
```

Table 4 Weighted Dilution Estimation

Number of Contacts	Number of Blocks	% Distribution	Dilution Applied %	Weighted Dilution %
0	116,204	33%	0.0%	0.0%
1	93,091	26%	10.0%	2.6%
2	92,483	26%	20.0%	5.2%
3	39,945	11%	30.0%	3.4%
4	14,999	4%	40.0%	1.7%
Total	356,722			12.8%

Dilution grades are estimated by determining the grades of the envelope of waste in contact with ore blocks. This is estimated by statistic analysis of grades in Measured and Indicated blocks below the design basis cutoff of $10.99.

The histogram and frequency distribution of NSR in waste blocks is shown below:



```
    #      CUM.        UPPER
  FREQ.    FREQ        LIMIT   0        20        40        60        80       100
  -----    -----       -----   +.........+.........+.........+........+.........+
  10071   0.104       0.5000   +*****.                                           +
   3585   0.141       1.0000   +**    .                                          +
   3497   0.177       1.5000   +**       .                                       +
   2089   0.199       2.0000   +*          .                                     +
   2422   0.224       2.5000   +*            .                                   +
   1995   0.245       3.0000   +*             .                                  +
   2646   0.272       3.5000   +*               .                                +
   3076   0.304       4.0000   +**                .                              +
   3750   0.343       4.5000   +**                  .                            +
   4227   0.386       5.0000   +**                    .                          +
   3645   0.424       5.5000   +**                      .                        +
   3972   0.465       6.0000   +**                         .                     +
   5188   0.519       6.5000   +***                          .                   +
   5525   0.576       7.0000   +***                             .                +
   4264   0.620       7.5000   +**                                .              +
   4204   0.664       8.0000   +**                                  .            +
   4835   0.714       8.5000   +**                                     .         +
   5693   0.773       9.0000   +***                                       .      +
   4163   0.816       9.5000   +**                                          .    +
   5395   0.871      10.0000   +***                                           . +
   4910   0.922      10.5000   +***                                             . +
   6389   0.988      11.0000   +***                                              .
   1131   1.000      11.5000   +*                                                .
  -----    -----       -----   +.........+.........+.........+........+.........+
  96672   1.000                0        20        40        60        80       100
```

Table 5 Waste block grade distribution by NSR cutoff

Cutoff	Weight	%	cum %	NSR	AU	RAU	cum NSR	cum AU	cum RAU
				$/t	g/t	g/t	$/t	g/t	g/t
0.0	96,672	8.2%	100.0%	5.82	0.403	0.364	7.73	0.536	0.484
0.5	86,601	7.3%	91.8%	6.47	0.448	0.405	7.90	0.548	0.495
1.0	83,016	7.0%	84.5%	6.73	0.466	0.421	8.03	0.557	0.502
1.5	79,519	6.7%	77.5%	6.97	0.483	0.436	8.14	0.565	0.510
2.0	77,430	6.5%	70.8%	7.11	0.493	0.445	8.26	0.573	0.517
2.5	75,008	6.3%	64.3%	7.27	0.504	0.455	8.37	0.581	0.524
3.0	73,013	6.2%	57.9%	7.40	0.512	0.463	8.49	0.590	0.531
3.5	70,367	5.9%	51.8%	7.55	0.523	0.473	8.62	0.599	0.540
4.0	67,291	5.7%	45.8%	7.73	0.536	0.484	8.76	0.609	0.548
4.5	63,541	5.4%	40.1%	7.94	0.551	0.497	8.91	0.619	0.557
5.0	59,314	5.0%	34.8%	8.17	0.567	0.511	9.06	0.630	0.567
5.5	55,669	4.7%	29.8%	8.36	0.581	0.523	9.21	0.640	0.576
6.0	51,697	4.4%	25.1%	8.57	0.595	0.536	9.37	0.651	0.586
6.5	46,509	3.9%	20.7%	8.83	0.614	0.553	9.53	0.663	0.597
7.0	40,984	3.5%	16.8%	9.12	0.634	0.571	9.70	0.675	0.607
7.5	36,720	3.1%	13.3%	9.35	0.650	0.585	9.85	0.685	0.616
8.0	32,516	2.7%	10.2%	9.56	0.665	0.598	10.00	0.696	0.626
8.5	27,681	2.3%	7.5%	9.80	0.681	0.613	10.16	0.708	0.636
9.0	21,988	1.9%	5.1%	10.08	0.702	0.631	10.33	0.720	0.646
9.5	17,825	1.5%	3.3%	10.28	0.716	0.644	10.47	0.730	0.655
10.0	12,430	1.0%	1.8%	10.53	0.734	0.659	10.63	0.742	0.665
10.5	7,520	0.6%	0.7%	10.74	0.749	0.672	10.77	0.753	0.674
11.0	1,131	0.1%	0.1%	11.00	0.7757	0.6884	11.00	0.776	0.688

The number of waste blocks in the cutoff grade 4.5 to 10.99 is 40%, and it is reasonable to assume that waste envelope grades will be this material. The **weighted dilution grades** are therefore:

- o NSR   8.91 $/t
- o AU   0.619 %
- o RAU   0.557 g/t

A subsequent dilution evaluation by NovaGold based on Drill hole information, considered that PD' 3D Block Model grade interpolation used a hard zone boundary and didn't consider grades outside the grade boundary. Since much of the dilution will come from the 'waste' side of the grade boundary, NovaGold employed contact analysis to determine the grade profile across the unmineralized / mineralized contact in the drill hole composites, as defined by PD in December 2005. Contact analysis indicates that in mined blocks of sediment, the average dilution grade would be around 0.7 g/t declining to 0.6 g/t six metres away from the contact, very similar to the value employed by GR Tech. However, the dilution grade of mined intrusive blocks averages around 1.2 g/t up to 6 metres away from the contact of mined intrusive blocks.

GR Tech is of the opinion that It is more appropriate to use the Nova Gold contact analysis results to estimate the different dilutions indicated for the Intrusives and the Sediments. Since the purpose of the scoping study is to estimate the future more detailed evaluation of the project, and future 3D block modeling will include a soft boundary interpolation of gold grades into the material surrounding the grade boundary, then presumably the material in contact with the 'ore' boundary will be similar to the grades indicated in Nova Gold's contact analysis. It has been indicated that this will also add extra tonnes above cutoff grade to the pit delineated resource.

The after blast separation of ore and waste in the pit is determined by the placement of the ore/waste boundary in the ore control system. With the high unit value of the ore and with a relatively high strip ratio, it is assumed the ore grade boundary in the pit will be set to take extra dilution to keep mining losses to a minimum. However other losses do occur in carry back, spillage, and stockpile reclaim etc. In the LG pit limit exercise, the mining recovery was conservatively set at 95% (5% loss). However from the above discussion it is indicated future modeling will increase the material above cutoff grade by using a soft boundary for interpolation. For the scoping study another way of doing this is to increase the mining recovery to 97%. GR Tech is of the opinion that since this 'extra' recovery is being used to simulate the increased material from extending the model interpolation boundary, it will be at the grade indicated by Nova Gold's contact study. But since this cannot be confirmed at this time, SRK has requested a more conservative approach is to use the 97% mining recovery but grade all the dilution at the lower 0.619 gpt.

1.7 Detailed Pit Designs

GRT has completed scoping level pit designs demonstrating the viability of accessing and mining economically mineable resources at the Donlin Creek site. The designs are developed using MineSight® software, geotechnical pit slope angles discussed above, regulated standards for road widths, and minimum mining widths based on efficient operation for the size of mining equipment chosen for the project.

1.7.1 LG Phase Selection

The LG pits previously discussed are used to evaluate alternatives for determining the economic pit limit and the best pushbacks or phases to begin detailed design work on. LG pits provide a geometrical guide to detailed pit designs. Among the details will be the addition of roads and bench access, removal of impractical mining areas with a width less than the minimum, and insuring the pit slopes meet the detailed geo-technical recommendations.

The 100% price cases LG pits discussed above is the economic pit limits for Donlin Creek. Small pit phases exist within the economic pit limits that are economically mineable at lower metal prices. When considered at Base Case economics these lower price case pits have higher NSR values due to lower strip ratios or better grades than the full economic pit limit. Mining these pits as phases from higher NSR to lower NSR, maximizes revenue and minimizes mining cost at the start of mining operations and thereby shortens the project capital payback and improves the project cash flow.

The first phases or starter pits require some practical mining constraints. The starter pits must:
- Provide sufficient ore to sustain the mill operations for at least 1 year.
- The pit should not be too narrow to avoid excessive vertical bench mining rate.

The pit areas are examined to find the lowest LG Price Case that can sustain mining operations.

Waste from the starter pits must also be pre-stripped to expose ore for plant start up. For the Donlin Creek project, pre-stripping must also provide significant quantities of construction material, especially for the starter tailings dam. Costs are reduced and the project NPV is improved, if the construction material is mined from the earlier pit phases, rather than an outside borrow pit. This also has a significant influence on the size of the pits selected for the starter pits.

The LG shells used to guide detailed pit expansions are :

- Phase 1 = Pit 03 (30% price case)
- Phase 2 = Pit 04 (40% price case)
- Phase 3 = Pit 10 (100% price case)

1.7.2 Haul Road Widths

Haul road widths are designed according to the BC Mines Act.

For dual lane traffic the mines act requires a travel width of not less than 3 times the width of the widest haulage vehicle used on the road.

Where single lane traffic exists, the mines act requires a travel width of not less than 2 times the width of the widest haulage vehicle used on the road.

Shoulder barriers should be at least 3/4 of the height of the largest tire on any vehicle hauling on the road along the edge of the haulage road wherever a drop-off greater than 3 m exists. The shoulder barriers are designed at 1.5:1 (H:V). The width of the barrier is excluded from the travel width.

Ditches can be included within the travel width allowance. For crowned haul roads, the width of this ditch allowance is 4.5m. Ditches are not added to the in-pit highwall roads as there is adequate water drainage at the edge of the road between the crowned surface and lateral embankments such as highwalls or lateral impact berms. During run off, when water is flowing, this ditch allowance can still be used as lateral clearance for haul trucks and driven on if required to avoid obstructions. In practice, excavated ditches in haul roads quickly get filled in by road grading; and when maintained as open ditches can create a hazard if haul trucks or light vehicles catch a wheel in them. Avoiding the addition of ditch width to the 3-truck travel width on the in-pit high wall roads can significantly reduce the pit waste stripping.

The haul road design basis includes the following data:

- Largest Vehicle Overall Width (CAT 797B)   9.8   m
- Maximum Tire Height (59/80R63)   4.0   m
- Minimum Haul road outside berm height   3.0   m
- Berm Width   4.5   m
- Ditch Width   4.5   m
- Double lane highwall haul road allowance   **34.2**   m
- Double lane external haul road allowance   **47.4**   m
- Single lane highwall haul road allowance   **24.4**   m
- Single lane external haul road allowance   **37.6**   m

1.7.3 Variable Berm width

Pit designs for Donlin Creek are designed honouring overall wall angles, a fixed excavation face angle (70°) and variable safety berm widths with a minimum 11m width. Where haul roads intersect designed safety benches, the haul road width is counted towards the safety berm width for the purpose of calculating the maximum inter-ramp wall angle. While this design standard reduces stripping requirements for access construction it may mean an increase in the frequency of clean-up required to keep haul roads free of ravel. Operating experience from the earlier pit phases may justify changing the way berms and ramps are considered in future designs.

1.7.4 Bench height

The Donlin Creek pit designs anticipate mining of 15 metre benches in a double benching arrangement so that safety berms of at least 11m width are separated vertically by 30 metres of elevation. Ore will be blasted in 15m benches and mined in 7.5m benches to improve selectivity.

1.7.5 Design Results

The selected LG phases have been used as guides for the development of the detailed pit designs. Three incremental phases are built for each of the Lewis and ACMA pit areas, and a final cumulative phases mines material common to the two pit areas. The designed phases are shown in the figures below.

Figure 7 ACMA Phase 1 - A612



Figure 8 ACMA Phase 2 - A622



Figure 9 ACMA Phase 3 - A632



Figure 10 Lewis Phase 1 - L612



Figure 11 Lewis Phase 2 - L622



Figure 12 Lewis Phase 3 - L632



Figure 13 Ultimate Cumulative Phase - D612



The following tables list the waste and ore reserves for each incremental pit phase. Pit reserves have been estimated using the MineSight ® PITRES routine with the following parameters:

- Ore waste NSR cutoff grade of $ 10.99 / t
- Dilution = 12.8 %
- Dilution grades:
  - Sedimentary AU = 0.61 g/t
  - Intrusive AU = 0.61 g/t
- Mining Loss of 3 %
- Topo2 is used as the Ore% item to account for any air blocks.
- SG from the 3DBM value and defaults of 2.65 tonnes/m^3 for ore and waste respectively.
- Topo item was not used as the pit partials are clipped to the pre-production topography.

Table 6 Phase Resource for A612

Zone	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	20,538	54,426	59,759			2.631	2.533	40.5
Sediments	6,709	18,182	19,964			3.013	2.611	41.7
TOTAL	**27,247**	**72,607**	**79,723**	**256,525**	**3.2**	**2.737**	**2.553**	**40.8**

Table 7 Phase Resource for A622

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	31,146	82,529	90,619			2.130	2.047	32.7
Sediments	7,842	21,256	23,338			2.471	2.141	34.2
TOTAL	**38,988**	**103,785**	**113,958**	**631,875**	**5.5**	**2.200**	**2.066**	**33.0**

Table 8 Phase Resource for A632

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	6,916	18,327	20,123			1.963	1.889	30.2
Sediments	896	2,425	2,664			2.285	1.981	31.7
TOTAL	**7,812**	**20,753**	**22,787**	**243,899**	**10.7**	**2.001**	**1.900**	**30.4**

Table 9 Phase Resource for L612

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	17,367	46,022	50,532			1.870	1.656	26.5
Sediments	5,029	13,630	14,966			2.808	2.358	37.7
TOTAL	**22,396**	**59,652**	**65,497**	**125,650**	**1.92**	**2.085**	**1.817**	**29.0**

Table 10 Phase Resource for L622

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES		
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	27,176	72,019	79,080			1.778	1.573	25.1
Sediments	7,648	20,726	22,756			2.782	2.336	37.3
TOTAL	**34,825**	**92,744**	**101,835**	**230,263**	**2.3**	**2.002**	**1.743**	**27.9**

Table 11 Phase Resource for L632

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES		
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	21,585	57,200	62,805			1.828	1.619	25.87
Sediments	5,670	15,365	16,870			2.471	2.088	33.4
TOTAL	**27,255**	**72,565**	**79,674**	**508,002**	**6.4**	**1.964**	**1.718**	**27.5**

Table 12 Phase Resource for D612

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES		
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	5,717	15,156	16,639			1.503	1.374	22.0
Sediments	738	2,001	2,198			3.601	3.037	48.5
TOTAL	**6,455**	**17,156**	**18,837**	**95,870**	**5.1**	**1.748**	**1.568**	**25.1**

Table 13 Total Pit Resource for All Phases

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES		
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	130,445	345,679	379,556			2.015	1.864	29.8
Sediments	34,532	93,582	102,753			2.714	2.314	37.0
TOTAL	**164,977**	**439,261**	**482,309**	**2,092,085**	**4.3**	**2.164**	**1.960**	**31.3**

1.7.6 Mine Load and Haul Equipment Selection

A recent fleet matching study conducted for NovaGold's Galore Creek project which has similar production rates to Donlin Creek, indicated that the lowest cost/tonne fleet of cable shovels and haul trucks are in the size ranges of the P&H4100XPB cable shovel matched with the Caterpillar 797B haulers. This is also the loader/truck combination that provides the lowest cost/tonne method for moving material at Donlin Creek. It is recommended that this sized fllet fleet be used for primary production in the Donlin Creek mining pit.

Similarly the lowest cost/tonne fleet of hydraulic shovels and trucks are the Terex O&K RH400 hydraulic shovel matched with the Caterpillar 797B hauler sized units. A hydraulic shovel is required for ore mining to improve selectivity, minimize dilution, and minimize reduced bucket fill factor incurred as a result f the low (7.5m) bench height used in ore mining.

The lowest cost/tonne fleet of wheel loaders and trucks is in the size range of the Letourneau L-2350 wheel loader matched with the Caterpillar 797B haulers. A wheel loader is required as back up for production loaders that are mechanically unavailable, and for loading material on the stockpile.

1.7.7   Production Schedule

1.7.7.1 Introduction

The mine production schedule was developed with MineSight Strategic Planner (MS-SP), a comprehensive long range scheduling tool for open pit mines. It is typically used to produce a life-of-mine schedule that will maximize the Net Present Value of a property subject to user specified conditions and constraints. Annual production requirements, mine operating considerations, product prices, recoveries, destination capacities, equipment performance and operating costs are used to determine the optimal production schedule. Scheduling results are presented by period as well as cumulatively and include:

- Tonnes and Grade mined by period broken down by material type, bench and mining phase.

- Truck and Shovel requirements by period in number of units and number of operating hours

- Tonnes transported by period to different destinations (mill, stockpiles and waste dumps)

The production schedule uses 12 month periods where 'Year -1' is prestripping and 'Year1' is the first year of mill feed.

1.7.7.2 Schedule Criteria

The Donlin Creek schedule setup included:

- Trucks efficiencies are based on the equipment operations efficiency of 95%. Haul cycle times were estimated from simulations with CAT's FPC program. The simulations assumed a 90% operator efficiency, no bunching , and no speed limit.

- The hydraulic shovel (RH400) operations efficiency was set to 90% with a 3.25 min Cat 797 loading time.

- The P&H4100XPB uses 90% operations efficiency with a 3.03 min Cat 797 loading time.

The wheel loader (L2350) uses 85% operations efficiency in design criteria.

Material types are defined in the table below:

Table 14 Material Types Defined For MS-SP

NSR Grade Bin	Reserve Class
Low ($10.99/t – $12.50/t)	Low Grade
Mid ($12.50/t – $15.00/t)	Mid Grade
Hi1 ($15.00/t – $17.50/t)	High Grade Bin 1
Hi2 ($17.50/t – $20.00/t)	High Grade Bin 2
Hi3 ($20.00/t – $22.50/t)	High Grade Bin 3
Hi4 ($22.50/t – $25.00/t)	High Grade Bin 4
Hi5 ($25.00/t – $27.50/t)	High Grade Bin 5
Hi6 >$27.50/t	High Grade Bin 6

Table 15 Destination definitions are definitions for MS-SP:

Destination ID	Destination
Waste1	NPAG
Waste2	PAG

Mining precedence's are required to specify the phase mining order based on relative location of the phases. For example if the phases represent progressive expansions of a single hole in the ground then the first expansion must stay ahead of the second expansion and so on. The Donlin Creek precedence's are:

- o   A612 before A612

- o   A622 before A623

- o   L612 before L612

- o   L622 before L623

- o   A632 and L632 before D612

-    The primary program objective in each period is to maximized NPV

There are 355 operating days scheduled and 21 hours per day.

Annual mill feed of 21,900 ktpa is targeted based on 60,000 tonnes/day ore milling.

Haul and Return Times are estimated using simulations from CAT's FPC program. Productivity calculations used the following criteria:

- o   For all benches in all pits the haul times, return times and fuel burn are linearly interpolated based on the calculated haul and return times.

- o   The haul and return times were derated by 90% operator efficiency.

- o   Dump and Manoeuvre time of 1.5 minutes was used.

- o   The derated haul, return, dump and manoeuvre times are added and used as the cycle time in Strategic Planner. The linear interpolation of truck cycle times is carried out for all phases from all benches to all estimated destinations.

Cut off Grade Optimization

The mill feed grade can be increased by sending low and mid grade classes to stockpiles whilst simultaneously preventing stockpile reclaim. The mill feed rate is maximized and this effectively increases the revenue per tonne milled of ore. Stockpiling ore also results in increased total mined rock and the mine cost per tonne milled ore also increases. At some point the cost of mining more material will exceed the incremental revenue from the higher grade ore milled.

The base case schedule (Schedule 3.1) for this scoping study uses a ROM cutoff grade of $20/t by directing Higrade Bin 2 to the mid grade stockpile in Years 1 to 5.

Additional cases have been run to evaluate potential NPV improvement by increasing the ROM cutoff grade in Years 1 to 5. The ROM Au grades for these scenarios are compared in the graph below.

Figure 14 Comparison of Cutoff Grade Cases



The above cutoff grade cases show that a significant ROM grade improvement is possible in the early years of the project by increasing the ROM cutoff grade.

Schedule Results
The summarized production schedule results are shown in the table below.

Table 15 Summarised Production Schedule

		Year-1	Year1	Year2	Year3	Year4	Year5-9	Year10-14	Year15-19	Year20-22	LOM
ORE Mined											
Ore mined to crusher	kTonnes	-	21,870	21,280	21,910	21910	103,563	48,754	42,546	40,645	322,477
Au	g/t	0.000	2.669	3.046	2.911	3.215	2.770	2.628	2.311	2.311	2.656
RAu	g/t	0.000	2.322	2.634	2.721	3.009	2.523	2.455	2.062	2.062	2.410
ROM Mill Feed mined to stockpiles	kTonnes	7,860	25,007	18,651	5,602	6,648	68,012	10,162	15,444	2,447	159,834
Total ORE Mined	kTonnes	7,860	46,876	39,931	27,512	28,558	171,575	58,916	57,991	43,093	482,311
ROM reclaim from stockpiles	kTonnes	-	40	621			5916	60,737	66,954	23,118	157,387
Au	g/t	-	2.285	1.594			1.380	1.357	1.092	0.879	1.176
RAu	g/t	-	1.594	1.498			1.368	1.352	1.063	0.803	1.150
Total Stockpile Inventory	kTonnes	7,860	32,827	50,857	56,458	63,107	125,202	74,628	23,119	2,447	2,447
Total ROM Mill Feed to Mill	kTonnes	0	21,910	21,900	21,910	21,910	109,480	109,491	109,500	63,764	479,864
Au	g/t	-	2.668	3.005	2.911	3.215	2.695	1.923	1.566	1.664	2.171
RAu	g/t	-	2.312	2.600	2.721	3.009	2.453	1.768	1.402	1.482	1.966
Waste											
Mined Sub Grade to Waste	kTonnes	-	-	-	-	-	-	-	-	-	-
Waste Mined	kTonnes	49,138	99,993	106,349	119,398	133,350	628,730	489,833	322,612	142,681	2,092,085
Total Waste Mined	kTonnes	49,138	99,993	106,349	119,398	133,350	628,730	489,833	322,612	142,681	2,092,085
Waste Types:											
NPAG	kTonnes	33,674	62,700	73,331	80,982	89,243	423,389	341,048	214,867	98,353	1,417,589
PAG	kTonnes	15,463	37,293	33,018	38,416	44,108	205,340	148,785	107,745	44,328	674,496
SR (Total Waste/ ROM)		-	4.6	4.9	5.4	6.1	5.7	4.5	2.9	2.2	4.4
Total Material *Mined*	kTonnes	56,999	146,870	146,279	146,910	161,909	800,305	548,749	380,603	185,774	2,574,396
Total Material *Moved*	kTonnes	56,999	146,900	146,900	146,910	161,909	806,222	609,486	447,556	208,891	2,731,783

1.7.8 Pit End of Period Maps

The end of period surfaces are shown year by year in the figures below.

Figure 15 End of Year -1



Figure 16 End of Year 1



Figure 17 End of Year 2



Figure 18 End of Year 3



Figure 19 End of Year 4



Figure 20 End of Year 5



Figure 21 End of Year 6



Figure 22 End of Year 7



Figure 23 End of Year 8



Figure 24 End of Year 9



Figure 25 End of Year 10



Figure 26 End of Year 11



Figure 27 End of Year 12



Figure 28 End of Year 13



Figure 29 End of Year 14



Figure 30 End of Year 15



Figure 31 End of Year 16



Figure 32 End of Year 17



Figure 33 End of Year 18



Figure 34 End of Year 19



Figure 35 End of Life of Mine



2. Files References

The Pit resource files referenced in this report are:

Pit	File name	MS Run #
A612	A612K.RPT	874
A622i	A622KI.RPT	882
A632i	A632KI.RPT	884
L612	L612K.RPT	878
L622i	L622KI.RPT	885
L632i	L632KI.RPT	886
D612i	D612KI.RPT	888

Appendix C
Significant 2m Composited Gold Assays

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-674	2	4.01	DC01-585	2	4.562
DC02-674	2	7.552	DC01-585	2	15.65
DC02-676	2	3.192	DC01-585	2	11.15
DC02-684	2	3.692	DC01-585	2	8.196
DC02-684	2	4.128	DC01-585	2	5.551
DC02-684	2	4.131	DC01-585	2	3.8
DC02-695	2	3.116	DC01-585	2	18.25
DC02-696	2	3.741	DC01-585	2	4.223
DC02-696	2	5.765	DC01-585	2	12.98
DC02-696	2	4.293	DC01-585	2	4.931
DC02-696	2	4.316	DC01-585	2	4.006
DC02-697	2	4.624	DC01-585	2	14.21
DC02-697	2	6.532	DC01-585	2	8.037
DC02-697	2	5.151	DC01-585	2	4.654
DC02-697	2	7.614	DC01-585	2	6.234
DC02-697	2	8.169	DC01-585	2	4.547
DC02-697	2	6.008	DC01-585	2	4.543
DC02-697	2	5.464	DC01-585	2	5.781
DC02-697	2	5.04	DC01-585	2	3.14
DC02-697	2	6.916	DC01-585	2	5.179
DC02-697	2	3.002	DC01-585	2	14.93
DC02-698	2	6.055	DC01-585	2	10.57
DC02-698	2	4.86	DC01-586	2	6.129
DC02-698	2	6.13	DC01-586	2	15.761
DC02-698	2	7.49	DC01-586	2	17.311
DC02-698	2	10.689	DC01-586	2	13.931
DC02-698	2	4.532	DC01-586	2	10.71
DC02-699	2	6.116	DC01-586	2	5.511
DC02-699	2	4.246	DC01-586	2	3.243
DC02-700	2	3.622	DC01-586	2	4.166
DC02-700	2	4.056	DC01-586	2	6.843
DC02-700	2	6.247	DC01-586	2	14.479
DC02-700	2	5.268	DC01-586	2	6.933
DC02-700	2	5.403	DC01-586	2	4.537
DC02-700	2	4.662	DC01-586	2	3.883
DC02-700	2	3.16	DC01-586	2	5.379
DC02-708	2	6.745	DC01-586	2	5.475
DC02-708	2	5.869	DC01-586	2	5.544
DC02-712	2	4.669	DC01-586	2	5.705
DC02-722	2	3.885	DC01-586	2	3.442
DC02-722	2	3.837	DC01-586	2	4.399
DC02-722	2	4.732	DC01-586	2	4.177
DC02-722	2	5.583	DC01-586	2	3.708
DC02-722	2	6.315	DC01-586	2	4.655
DC02-722	2	5.333	DC01-586	2	5.263
DC02-722	2	5.08	DC01-586	2	7.36
DC05-1025	2	4.299	DC01-586	2	15.747
DC05-1025	2	3.259	DC01-586	2	12.134
DC05-1025	2	4.379	DC01-586	2	5.626
DC05-1025	2	7.935	DC01-586	2	4.239
DC05-1025	2	6.341	DC01-586	2	4.09

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1025	2	7.241	DC01-586	2	5.997
DC05-1025	2	10.659	DC01-586	2	6.1
DC05-1025	2	5.421	DC01-586	2	4.875
DC05-1025	2	7.357	DC01-586	2	3.747
DC05-1026	2	3.081	DC01-587	2	4.733
DC05-1027	2	4.343	DC01-587	2	6.62
DC05-1027	2	3.292	DC01-587	2	4.154
DC05-1027	2	3.231	DC01-587	2	6.449
DC05-1027	2	6.31	DC01-587	2	8.152
DC05-1027	2	4.602	DC01-587	2	6.702
DC05-1027	2	5.34	DC01-587	2	11.33
DC05-1027	2	5.35	DC01-587	2	9.664
DC05-1027	2	3.122	DC01-587	2	3.252
DC05-1027	2	3.944	DC01-587	2	3.175
DC05-1027	2	3.74	DC01-587	2	10.14
DC05-1027	2	3.407	DC01-587	2	11.16
DC05-1027	2	4.575	DC01-587	2	6.261
DC05-1027	2	4.89	DC01-587	2	3.896
DC05-1027	2	4.102	DC01-587	2	17.47
DC05-1027	2	3.201	DC01-587	2	5.879
DC05-1027	2	3.348	DC01-587	2	12.8
DC05-1027	2	3.006	DC01-587	2	9.137
DC05-1027	2	5.28	DC01-587	2	6.098
DC05-1027	2	7.388	DC01-587	2	6.485
DC05-1027	2	5.403	DC01-587	2	24.25
DC05-1027	2	4.816	DC01-587	2	20.91
DC05-1028	2	4.457	DC01-587	2	30
DC05-1028	2	4.153	DC01-587	2	6.188
DC05-1028	2	3.119	DC01-587	2	3.95
DC05-1028	2	11.443	DC01-587	2	5.383
DC05-1028	2	7.557	DC01-587	2	5.175
DC05-1028	2	8.677	DC01-587	2	4.405
DC05-1028	2	5.047	DC01-588	2	9.433
DC05-1028	2	3.754	DC01-588	2	4.625
DC05-1029	2	5.47	DC01-588	2	3.298
DC05-1029	2	4.5	DC01-589	2	3.846
DC05-1029	2	6.51	DC01-589	2	3.266
DC05-1029	2	7.93	DC01-589	2	3.23
DC05-1029	2	9.356	DC01-592	2	7.211
DC05-1029	2	4.08	DC01-592	2	8.976
DC05-1029	2	6.2	DC01-592	2	5.353
DC05-1029	2	3.98	DC01-593	2	5.401
DC05-1029	2	6.025	DC01-593	2	8.193
DC05-1029	2	7.1	DC01-593	2	9.513
DC05-1031	2	6.546	DC01-593	2	15.153
DC05-1031	2	3.397	DC01-593	2	7.817
DC05-1031	2	9.28	DC01-593	2	3.74
DC05-1031	2	7.516	DC01-593	2	7.23
DC05-1031	2	5.165	DC01-593	2	8.282
DC05-1031	2	3.66	DC01-593	2	6.902
DC05-1031	2	30	DC01-594	2	4.41

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1031	2	7.345	DC01-594	2	4.275
DC05-1032	2	4.075	DC01-594	2	3.595
DC05-1032	2	7.312	DC01-594	2	4.937
DC05-1032	2	8.875	DC01-594	2	3.031
DC05-1032	2	6.02	DC01-594	2	4.14
DC05-1032	2	8.12	DC01-594	2	3.154
DC05-1032	2	3.16	DC01-594	2	5.275
DC05-1032	2	4.97	DC01-595	2	3.067
DC05-1032	2	13.6	DC01-595	2	5.437
DC05-1032	2	4.96	DC01-595	2	3.505
DC05-1032	2	3.18	DC01-595	2	4.808
DC05-1033	2	6.19	DC01-595	2	6.97
DC05-1033	2	3.13	DC01-595	2	9.666
DC05-1033	2	5.08	DC01-595	2	11.104
DC05-1033	2	4.766	DC01-595	2	14.985
DC05-1033	2	4.06	DC01-595	2	11.087
DC05-1033	2	6.11	DC01-595	2	6.672
DC05-1033	2	6.42	DC01-595	2	5.152
DC05-1033	2	7.75	DC01-595	2	3.422
DC05-1033	2	16.8	DC01-595	2	4.041
DC05-1033	2	6.07	DC01-595	2	3.673
DC05-1033	2	14.6	DC01-595	2	3.449
DC05-1033	2	3.74	DC01-595	2	3.778
DC05-1033	2	6.12	DC01-595	2	3.8
DC05-1033	2	7.33	DC01-595	2	3.376
DC05-1033	2	8.81	DC01-595	2	5.162
DC05-1033	2	11.95	DC01-595	2	4.977
DC05-1033	2	24.1	DC01-595	2	9.376
DC05-1033	2	28	DC01-595	2	6.056
DC05-1033	2	13.6	DC01-595	2	3.019
DC05-1033	2	17.65	DC01-595	2	9.171
DC05-1033	2	10.25	DC01-595	2	18.37
DC05-1034	2	3.03	DC01-595	2	14.307
DC05-1034	2	3.55	DC01-595	2	29.609
DC05-1034	2	5.865	DC01-595	2	21.796
DC05-1034	2	5.22	DC01-595	2	3.038
DC05-1034	2	8.84	DC01-595	2	3.307
DC05-1034	2	4.17	DC01-595	2	3.944
DC05-1035	2	18.905	DC01-595	2	6.047
DC05-1035	2	8.009	DC01-595	2	8.654
DC05-1035	2	3.229	DC01-595	2	5.336
DC05-1035	2	3.657	DC01-595	2	4.39
DC05-1035	2	4.951	DC01-595	2	4.363
DC05-1035	2	3.402	DC01-595	2	3.994
DC05-1035	2	4.263	DC01-595	2	3.437
DC05-1035	2	5.515	DC01-595	2	5.055
DC05-1035	2	9.466	DC01-595	2	8.714
DC05-1035	2	3.168	DC01-595	2	5.099
DC05-1035	2	6.564	DC01-595	2	3.118
DC05-1035	2	5.066	DC01-596	2	11.215
DC05-1035	2	5.16	DC01-596	2	10.393

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1035	2	5.899	DC01-596	2	6.544
DC05-1036	2	3.995	DC01-596	2	8.486
DC05-1036	2	4.235	DC01-596	2	9.075
DC05-1036	2	4.435	DC01-596	2	8.588
DC05-1036	2	3.815	DC01-596	2	3.194
DC05-1036	2	4.625	DC01-596	2	4.302
DC05-1036	2	15.735	DC01-596	2	8.149
DC05-1036	2	15.515	DC01-596	2	11.668
DC05-1036	2	3.205	DC01-596	2	11.926
DC05-1037	2	3.96	DC01-597	2	3.934
DC05-1037	2	4.8	DC01-597	2	5.804
DC05-1037	2	7.745	DC01-597	2	6.732
DC05-1037	2	7.42	DC01-597	2	7.574
DC05-1037	2	6.66	DC01-597	2	3.733
DC05-1037	2	5.97	DC01-597	2	5.639
DC05-1037	2	13.7	DC01-597	2	23.848
DC05-1037	2	19.1	DC01-597	2	26.619
DC05-1037	2	11.9	DC01-597	2	11.304
DC05-1037	2	12.1	DC01-597	2	9.219
DC05-1037	0.8	12.2	DC01-597	2	14.324
DC05-1038	2	3.721	DC01-597	2	12.538
DC05-1038	2	3.058	DC01-597	2	6.972
DC05-1038	2	3.734	DC01-597	2	14.684
DC05-1038	2	3.915	DC01-597	2	30
DC05-1039	2	3.12	DC01-597	2	30
DC05-1039	2	3.97	DC01-597	2	30
DC05-1039	2	3	DC01-597	2	4.459
DC05-1039	2	3.63	DC01-597	2	5.727
DC05-1039	2	3.54	DC01-597	2	5.362
DC05-1039	2	3.27	DC01-597	2	7.968
DC05-1039	2	3.88	DC01-597	2	3.321
DC05-1039	2	7.78	DC01-597	2	4.22
DC05-1039	2	10	DC01-597	2	4.935
DC05-1039	2	3.94	DC01-597	2	3.013
DC05-1048	2	9.316	DC01-597	2	3.477
DC05-1048	2	4.73	DC01-597	2	6.887
DC05-1049	2	3.598	DC01-597	2	9.802
DC05-1068	2	4.71	DC01-598	2	7.729
DC05-1068	2	5.735	DC01-598	2	5.333
DC05-1068	2	3.163	DC01-598	2	6.606
DC05-1068	2	3.427	DC01-599	2	7.353
DC05-1068	2	6.942	DC01-599	2	3.568
DC05-1068	2	12.185	DC01-599	2	5.605
DC05-1068	2	11.2	DC01-599	2	4.255
DC05-1068	2	4.33	DC01-599	2	3.081
DC05-1068	2	5.87	DC01-599	2	3.643
DC05-1068	2	4.83	DC01-599	2	5.954
DC05-1068	2	24.8	DC01-599	2	6.034
DC05-1068	2	3.59	DC01-599	2	3.023
DC05-1070	2	3.24	DC01-599	2	5.128
DC05-1070	2	4.3	DC01-599	2	6.654

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1070	2	6.68	DC01-600	2	3.342
DC05-1070	2	5.06	DC01-600	2	7.537
DC05-1070	2	4.14	DC01-600	2	10.06
DC05-1070	2	4.121	DC01-600	2	3.536
DC05-1070	2	3.38	DC01-600	2	3.444
DC05-1072	2	6.135	DC01-600	2	30
DC05-1072	2	5.34	DC01-600	2	30
DC05-1072	2	3.05	DC01-600	2	11.043
DC05-1072	2	5	DC01-600	2	9.555
DC05-1072	2	8.456	DC01-600	2	14.898
DC05-1072	2	3.01	DC01-600	2	25.028
DC05-1074	2	4.34	DC01-600	2	30
DC05-1088	2	3.027	DC01-600	2	3.515
DC05-1088	2	3.289	DC01-602	2	3.471
DC05-1088	2	6.673	DC01-602	2	8.785
DC05-1088	2	10.009	DC01-602	2	9.58
DC05-1088	2	3.605	DC01-602	2	4.037
DC05-1088	2	4.065	DC01-602	0.4	9.582
DC05-1088	2	4.012	DC01-603	2	3.511
DC05-1088	2	4.406	DC01-603	2	4.284
DC05-1088	2	3.794	DC01-603	2	19.813
DC05-1088	2	3.869	DC01-603	2	9.306
DC05-1088	2	3.665	DC01-603	2	7.651
DC05-1088	2	6.686	DC01-603	2	5.353
DC05-1088	2	6.636	DC01-603	2	15.555
DC05-1090	2	3.025	DC01-603	2	10.662
DC05-1090	2	5.97	DC01-603	2	3.207
DC05-1090	2	5.693	DC01-603	2	8.976
DC05-1090	2	3.93	DC01-603	2	9.275
DC05-1090	2	3.12	DC01-603	2	4.978
DC05-1090	2	3.257	DC01-603	2	10.053
DC05-1090	2	3.729	DC01-603	2	7.771
DC05-1090	2	5.308	DC01-603	2	10.981
DC05-1090	2	13.277	DC01-603	2	8.654
DC05-1090	2	4.359	DC01-603	2	5.566
DC05-1098	2	17.492	DC01-605	2	8.801
DC05-1099	2	4.59	DC01-605	2	14.694
DC05-1099	2	4.18	DC01-605	2	19.252
DC05-1099	2	8.838	DC01-605	2	6.087
DC05-1099	2	5.565	DC01-605	2	7.926
DC05-1099	2	5.175	DC01-605	2	6.504
DC05-1099	2	5.65	DC01-605	2	4.858
DC05-1099	2	6.43	DC01-605	2	3.364
DC05-1099	2	7.46	DC01-605	2	3.091
DC05-1099	2	7.37	DC01-607	2	9.025
DC05-1099	2	3.106	DC01-607	2	9.903
DC05-1099	2	3.502	DC01-607	2	7.663
DC05-1099	2	5.86	DC01-607	2	3.354
DC05-1099	2	3.763	DC01-607	2	5.493
DC05-1100	2	4.965	DC01-607	2	4.29
DC05-1100	2	3.371	DC01-607	2	3.617

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1100	2	4.931	DC01-607	2	5.813
DC05-1101	2	3.452	DC01-607	2	4.421
DC05-1101	2	4.805	DC01-607	2	11.883
DC05-1101	2	4.13	DC01-607	2	5.306
DC05-1101	2	5.096	DC01-607	2	4.337
DC05-1101	2	3.603	DC01-607	2	4.464
DC05-1102	2	3.55	DC01-607	2	7.161
DC05-1102	2	4.54	DC01-607	2	19.909
DC05-1102	2	4.479	DC01-607	2	21.939
DC05-1102	2	3.4	DC01-607	2	18.34
DC05-1102	2	3.23	DC01-607	2	24.822
DC05-1102	2	3.19	DC01-607	2	10.734
DC05-1102	2	7.881	DC01-607	2	17.384
DC05-1102	2	3.03	DC01-607	2	17.209
DC05-1102	2	4.33	DC01-607	2	30
DC05-1103	2	3.49	DC01-607	2	30
DC05-1103	2	4.41	DC01-607	2	30
DC05-1103	2	6.62	DC01-607	2	30
DC05-1103	2	4.88	DC01-607	2	9.816
DC05-1104	2	4.638	DC01-607	2	6.434
DC05-1104	2	18.772	DC01-607	2	9.897
DC05-1104	2	15.41	DC01-607	2	4.055
DC05-1104	2	10.35	DC01-607	2	4.334
DC05-1104	2	11.24	DC01-607	2	5.424
DC05-1104	2	9.634	DC01-607	2	5.176
DC95-162	2	3.357	DC01-608	2	7.972
DC95-162	2	3.312	DC01-608	2	3.405
DC95-162	2	5.033	DC01-608	2	3.636
DC95-162	2	4.957	DC01-608	2	13.923
DC95-162	2	3.32	DC01-608	2	7.855
DC95-162	2	4.712	DC01-608	2	3.999
DC95-163	2	3.988	DC01-608	2	6.779
DC95-163	2	3.324	DC01-608	2	6.316
DC95-163	2	5.75	DC01-609	2	3.697
DC95-163	2	3.113	DC01-609	2	5.07
DC95-163	2	4.331	DC01-609	2	8.3
DC95-163	2	3.003	DC01-609	2	6.815
DC95-163	2	3.94	DC01-609	2	7.503
DC95-163	2	4.098	DC01-609	2	9.278
DC95-163	2	4.391	DC01-609	2	7.586
DC95-163	2	3.054	DC01-609	2	4.22
DC95-163	2	8.419	DC01-609	2	5.394
DC95-163	2	4.865	DC01-611	2	8.282
DC95-163	2	8.56	DC01-611	2	3.588
DC95-164	2	4.713	DC01-611	2	3.881
DC95-164	2	5.28	DC01-611	2	4.406
DC95-164	2	5.05	DC01-611	2	4.828
DC95-164	2	4.01	DC01-611	2	9.473
DC95-164	2	4.29	DC01-611	2	3.942
DC95-164	2	7.15	DC01-611	2	3.753
DC95-165	2	3.368	DC01-611	2	5.75

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-165	2	4.846	DC01-611	2	4.862
DC95-165	2	5.004	DC01-611	2	3.085
DC95-165	2	3.16	DC01-611	2	5.91
DC95-165	2	3.466	DC01-611	2	5.638
DC95-165	2	3.39	DC01-611	2	4.594
DC95-165	2	7.301	DC01-611	2	3.173
DC95-165	2	3.141	DC01-611	2	3.345
DC95-165	2	4.084	DC01-611	2	4.74
DC95-165	2	4.984	DC01-611	2	3.591
DC95-165	2	4.71	DC01-611	2	3.567
DC95-165	2	5.25	DC01-611	2	8.506
DC95-165	2	3.891	DC01-611	2	9.601
DC95-165	2	5.471	DC01-611	2	8.419
DC95-165	2	10.87	DC01-611	2	10.333
DC95-165	2	8.17	DC01-611	2	10.274
DC95-165	2	5.108	DC01-611	2	8.608
DC95-166	0.2	7.37	DC01-611	2	12.251
DC95-166	2	7.735	DC01-611	2	8.035
DC95-166	2	10.227	DC01-611	2	4.255
DC95-166	2	4.095	DC01-611	2	3.941
DC95-166	2	4.06	DC01-611	2	12.42
DC95-166	2	3.01	DC01-611	2	7.94
DC95-166	2	4.83	DC01-611	2	4.493
DC95-166	2	5.25	DC01-611	2	6.275
DC95-166	2	3.08	DC01-611	2	3.332
DC95-166	2	14.14	DC01-611	2	3.251
DC95-166	2	6.86	DC01-611	2	5.511
DC95-166	2	13.02	DC01-611	2	8.294
DC95-166	2	4.06	DC01-611	2	4.919
DC95-166	2	6.914	DC01-611	2	3.241
DC95-166	2	6.622	DC01-611	2	8.943
DC95-166	2	3.151	DC01-611	2	4.342
DC95-166	2	3.07	DC01-613	2	3.912
DC95-167	2	7.53	DC01-613	2	5.291
DC95-167	2	14.075	DC01-613	2	7.31
DC95-167	2	10.54	DC01-613	2	5.999
DC95-167	2	19.2	DC01-613	2	4.326
DC95-167	2	20.6	DC01-613	2	5.22
DC95-167	2	14.758	DC01-613	2	4.495
DC95-167	2	5.433	DC01-613	2	3.335
DC95-167	2	8.77	DC01-613	2	3.741
DC95-167	2	6.085	DC01-613	2	15.764
DC95-168	2	9.424	DC01-613	2	30
DC95-168	2	5.294	DC01-613	2	24.247
DC95-169	2	3.247	DC01-613	2	3.599
DC95-169	2	3.193	DC01-613	2	7.928
DC95-169	2	3.13	DC01-613	2	4.56
DC95-169	2	3.57	DC01-613	2	4.005
DC95-169	2	3.308	DC01-613	2	4.069
DC95-169	2	7.454	DC01-613	2	3.042
DC95-169	2	4.558	DC01-613	2	5.7

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-169	2	4.178	DC01-613	2	4.167
DC95-169	2	13.565	DC01-613	2	4.335
DC95-169	2	8.432	DC01-613	2	3.666
DC95-169	2	4.776	DC01-613	2	7.332
DC95-169	2	7.128	DC01-613	2	13.256
DC95-169	2	3.646	DC01-613	2	6.666
DC95-174	2	3.02	DC01-615	2	5.21
DC95-174	2	4.174	DC01-615	2	4.802
DC95-174	2	7.165	DC01-615	2	3.63
DC95-174	2	3.325	DC01-615	2	7.863
DC95-174	2	4.608	DC01-615	2	15.195
DC95-174	2	3.91	DC01-615	2	11.645
DC95-174	2	4.045	DC01-615	2	12.858
DC95-175	2	3.703	DC01-615	2	14.746
DC95-175	2	6.486	DC01-615	2	7.2
DC95-175	2	3.06	DC01-615	2	8.883
DC95-175	2	3.128	DC01-615	2	3.237
DC95-175	2	3.22	DC01-617	2	3.606
DC95-176	2	3.265	DC01-617	2	7.442
DC95-176	2	3.25	DC01-617	2	3.929
DC95-176	2	5.164	DC01-617	2	4.71
DC95-177	2	4.279	DC01-617	2	4.518
DC95-177	2	4.229	DC01-617	2	3.437
DC95-177	2	3.056	DC01-617	2	6.686
DC95-177	2	3.822	DC01-617	2	6.46
DC95-179	2	3.4	DC01-617	2	14.8
DC95-179	2	3.13	DC01-617	2	8.632
DC95-179	2	3.409	DC01-617	2	4.299
DC95-179	2	4.723	DC01-617	2	6.463
DC95-180	2	3.842	DC01-617	2	9.337
DC95-180	2	8.84	DC01-619	2	9.738
DC95-180	2	4.098	DC01-619	2	9.502
DC95-180	2	4.045	DC01-619	2	12.305
DC95-180	2	4.37	DC01-619	2	14.952
DC95-180	2	3.165	DC01-619	2	13.062
DC95-180	2	3.83	DC01-619	2	15.169
DC95-184	2	5.641	DC01-619	2	9.529
DC95-184	2	3.726	DC01-619	2	9.499
DC95-185	2	6.32	DC01-619	2	9.143
DC95-186	2	3.198	DC01-619	2	7.445
DC95-186	2	3.391	DC01-619	2	6.622
DC95-188	2	3.608	DC01-619	2	7.254
DC95-188	2	3.805	DC01-619	2	5.736
DC95-188	2	3.48	DC01-619	2	3.815
DC95-188	2	5.896	DC01-619	2	8.734
DC95-188	2	9.837	DC01-619	2	5.5
DC95-188	2	20.924	DC01-619	2	11.271
DC95-190	2	7.75	DC01-619	2	21.837
DC95-190	2	4.59	DC01-619	2	15.012
DC95-190	2	5.07	DC01-619	2	12.805
DC95-190	2	3.26	DC01-619	2	13.3

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-191	2	5.24	DC01-619	2	19.07
DC95-191	2	4.026	DC01-619	2	10.16
DC95-191	2	3.045	DC01-619	2	3.083
DC95-191	2	4.109	DC01-619	2	4.279
DC95-191	2	6.258	DC01-619	2	7.852
DC95-191	2	8.23	DC01-619	2	7.065
DC95-191	2	7.859	DC01-619	2	4.155
DC95-191	2	3.33	DC01-619	2	3.086
DC95-191	2	7.21	DC01-621	2	4.528
DC95-191	2	4.96	DC01-621	2	8.442
DC95-191	2	3.74	DC01-621	2	5.564
DC95-191	2	8.5	DC01-621	2	5.14
DC95-191	2	3.67	DC01-621	2	4.243
DC95-191	2	4.53	DC01-622	2	4.514
DC95-191	2	5.35	DC01-622	2	3.183
DC95-191	2	3.15	DC01-622	2	4.365
DC95-191	2	4.94	DC01-622	2	5.926
DC95-191	2	5.14	DC01-622	2	3.3
DC95-193	2	6.252	DC01-622	2	3.621
DC95-193	2	3.79	DC01-622	2	3.31
DC95-193	2	4.888	DC01-623	2	6.6
DC95-193	2	9.74	DC01-624	2	4.094
DC95-193	2	12	DC01-624	2	3.719
DC96-194	2	4.641	DC01-625	2	7.297
DC96-194	2	4.654	DC01-625	2	7.704
DC96-194	2	6.118	DC01-625	2	7.516
DC96-194	2	5.667	DC01-625	2	10.51
DC96-194	2	13.364	DC01-625	2	28.53
DC96-194	2	5.771	DC01-625	2	11.04
DC96-194	2	3.755	DC01-625	2	4.161
DC96-194	2	4.806	DC01-625	2	10.46
DC96-194	2	3.645	DC01-625	2	5.57
DC96-195	2	5.84	DC01-625	2	3.732
DC96-195	2	9.125	DC01-625	2	7.011
DC96-195	2	4.97	DC01-625	2	12.59
DC96-195	2	19.6	DC01-625	2	22.5
DC96-195	2	4.03	DC01-625	2	7.717
DC96-195	2	17.3	DC01-625	2	14.663
DC96-195	2	4.1	DC01-625	2	5.721
DC96-195	2	4.19	DC01-625	2	22.89
DC96-195	2	5.39	DC01-625	2	4.755
DC96-195	2	6.592	DC01-625	2	3.131
DC96-195	2	3.655	DC01-625	2	6.491
DC96-195	2	7.139	DC01-625	2	6.334
DC96-196	2	3.89	DC01-625	2	5.564
DC96-196	2	4.87	DC01-625	2	6.025
DC96-196	2	5.1	DC01-625	2	11.22
DC96-197	2	4.475	DC01-625	2	5.097
DC96-197	2	4.18	DC01-625	2	6.926
DC96-197	2	5.305	DC01-625	2	5.986
DC96-197	2	6.155	DC01-625	2	3.416

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-197	2	7.865	DC01-626	2	4.337
DC96-197	2	6.96	DC01-626	2	3.181
DC96-197	2	3.49	DC01-626	2	3.238
DC96-197	2	6.155	DC02-672	2	3.53
DC96-197	2	3.845	DC02-672	2	6.098
DC96-198	2	6.938	DC02-672	2	3.627
DC96-198	2	3.481	DC02-672	2	5.525
DC96-198	2	5.108	DC02-673	2	3.02
DC96-198	2	3.12	DC02-673	2	6.679
DC96-198	2	3.241	DC02-673	2	10.257
DC96-198	2	3.532	DC02-673	2	10.206
DC96-198	2	5.979	DC02-673	2	12.601
DC96-198	2	9.271	DC02-673	2	12.566
DC96-199	2	3.61	DC02-673	2	10.989
DC96-199	2	7.65	DC02-673	2	6.871
DC96-199	2	5.67	DC02-675	2	8.371
DC96-199	2	16.8	DC02-675	2	9.369
DC96-199	2	3.15	DC02-675	2	4.776
DC96-199	2	4.234	DC02-675	2	3.149
DC96-199	2	6.83	DC02-675	2	4.929
DC96-200	2	3.66	DC02-675	2	5.807
DC96-200	2	4.88	DC02-675	2	6.826
DC96-203	2	3.959	DC02-675	2	6.689
DC96-203	2	4.43	DC02-675	2	5.23
DC96-203	2	5.86	DC02-675	2	4.08
DC96-203	2	3.71	DC02-675	2	6.998
DC96-203	2	4.44	DC02-675	2	10.09
DC96-203	2	6.45	DC02-675	2	12.857
DC96-205	2	3.695	DC02-675	2	7.875
DC96-205	2	3.955	DC02-675	2	10.012
DC96-206	2	9.787	DC02-675	2	3.835
DC96-206	0.5	3.69	DC02-675	2	5.498
DC96-206	2	3.48	DC02-675	2	4.623
DC96-206	2	7.052	DC02-675	2	4.48
DC96-206	2	6.848	DC02-675	2	5.746
DC96-208	2	4.202	DC02-675	2	5.736
DC96-209	2	3.065	DC02-675	2	4.43
DC96-209	2	5.066	DC02-675	2	5.355
DC96-209	2	3.245	DC02-675	2	3.078
DC96-209	2	3.826	DC02-675	2	7.503
DC96-209	2	6.018	DC02-675	2	5.767
DC96-209	2	9.025	DC02-675	2	5.86
DC96-210B	2	3.718	DC02-675	2	6.43
DC96-211	2	3.893	DC02-675	2	3.294
DC96-212	2	9.539	DC02-675	2	5.31
DC96-212	2	4.801	DC02-675	2	4.764
DC96-212	2	3.458	DC02-675	2	3.784
DC96-212	2	5.894	DC02-675	2	4.308
DC96-212	2	4.689	DC02-675	2	14.812
DC96-213	2	3.036	DC02-675	2	11.423
DC96-213	2	3.101	DC02-675	2	8.079

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-213	2	3.893	DC02-675	2	7.426
DC96-213	2	4.51	DC02-675	2	4.356
DC96-213	2	4.731	DC02-677	2	6.44
DC96-213	2	4.021	DC02-677	2	3.912
DC96-213	2	3.711	DC02-677	2	6.116
DC96-213	2	3.407	DC02-677	2	5.913
DC96-213	2	3.539	DC02-677	2	3.433
DC96-213	2	6.398	DC02-677	2	3.987
DC96-213	2	4.235	DC02-677	2	11.776
DC96-213	2	5.032	DC02-677	2	4.113
DC96-213	2	3.113	DC02-677	2	9.551
DC96-214	2	5.28	DC02-677	2	6.887
DC96-214	2	3.35	DC02-677	2	3.409
DC96-214	2	3.964	DC02-677	2	10.668
DC96-214	2	10.015	DC02-677	2	12.669
DC96-214	2	10.615	DC02-677	2	18.104
DC96-215	2	6.45	DC02-677	2	3.683
DC96-215	2	8.05	DC02-677	2	6.957
DC96-215	2	3.28	DC02-677	2	5.881
DC96-215	2	5.09	DC02-677	2	9.934
DC96-215	2	8.3	DC02-677	2	4.755
DC96-215	2	14.2	DC02-677	2	6.311
DC96-216	2	7.3	DC02-677	2	17.64
DC96-216	2	3.03	DC02-677	2	18.99
DC96-217	2	3.17	DC02-677	2	30
DC96-217	2	3.69	DC02-677	2	5.674
DC96-217	2	5.8	DC02-677	2	11.284
DC96-217	2	12.6	DC02-677	2	7.491
DC96-217	2	3.94	DC02-677	2	3.271
DC96-217	2	4.9	DC02-677	2	4.98
DC96-217	2	10.1	DC02-677	2	4.464
DC96-217	2	7.4	DC02-677	2	7.66
DC96-217	2	4.24	DC02-677	2	5.92
DC96-217	2	8.85	DC02-677	2	5.304
DC96-217	2	3.44	DC02-677	2	10.141
DC96-217	2	3	DC02-677	2	6.426
DC96-217	2	3.74	DC02-677	2	9.358
DC96-217	2	3.07	DC02-677	2	8.783
DC96-218	2	4.534	DC02-677	2	6.484
DC96-218	2	3.43	DC02-677	2	6.183
DC96-218	2	7.75	DC02-677	2	9.33
DC96-218	2	3.59	DC02-677	2	7.257
DC96-218	2	3.64	DC02-677	2	16.186
DC96-218	2	10.5	DC02-677	2	11.699
DC96-218	2	3.13	DC02-679	2	3.003
DC96-218	2	5.9	DC02-679	2	5.937
DC96-219	2	8.104	DC02-679	2	10.366
DC96-219	2	17.58	DC02-679	2	6.469
DC96-219	2	11.378	DC02-679	2	4.068
DC96-219	2	4.944	DC02-679	2	3.741
DC96-219	2	3.68	DC02-679	2	4.286

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-219	2	9.372	DC02-679	2	5.149
DC96-219	2	4.314	DC02-679	2	5.205
DC96-219	2	6.676	DC02-679	2	4.949
DC96-220	2	3.305	DC02-679	2	5.624
DC96-220	2	30	DC02-679	2	6.346
DC96-220	2	3.314	DC02-679	2	9.437
DC96-220	2	8.005	DC02-679	2	3.851
DC96-220	2	6.38	DC02-679	2	10.029
DC96-221	2	3.384	DC02-679	2	7.421
DC96-221	2	4.785	DC02-679	2	7.133
DC96-221	2	4.256	DC02-679	2	4.522
DC96-223	2	4.9	DC02-679	2	3.206
DC96-223	2	4.147	DC02-679	2	3.634
DC96-223	2	3.5	DC02-679	2	9.664
DC96-223	2	3.16	DC02-679	2	16.799
DC96-223	2	4.52	DC02-679	2	15.011
DC96-223	2	3.015	DC02-679	2	7.907
DC96-223	2	4.985	DC02-681	2	3.882
DC96-223	2	4.113	DC02-681	2	5.682
DC96-223	2	3.947	DC02-681	2	3.553
DC96-223	2	17.127	DC02-681	2	5.255
DC96-223	2	8.455	DC02-681	2	3.317
DC96-223	2	3.263	DC02-681	2	3.715
DC96-224	2	3.535	DC02-681	2	5.735
DC96-224	2	6.01	DC02-681	0.8	7.21
DC96-224	2	3.21	DC02-681	1.2	4.77
DC96-224	2	4.726	DC02-681	1.8	5.547
DC96-225	2	3.65	DC02-681	1	6.13
DC96-226	2	3.324	DC02-681	2	3.906
DC96-226	2	3.67	DC02-681	2	5.682
DC96-226	2	4.84	DC02-681	2	6.38
DC96-226	2	8.08	DC02-681	2	3.84
DC96-226	2	3.35	DC02-681	2	3.496
DC96-226	2	7.83	DC02-681	2	4.764
DC96-226	2	3.196	DC02-681	2	7.76
DC96-226	2	5.3	DC02-681	2	9.127
DC96-226	2	6.3	DC02-681	2	6.18
DC96-227	2	3.391	DC02-681	2	16.19
DC96-227	2	10.1	DC02-681	2	24.237
DC96-227	2	5.78	DC02-681	2	13.756
DC96-227	2	5.53	DC02-681	2	3.407
DC96-227	2	12.3	DC02-681	2	5.101
DC96-227	2	15.5	DC02-681	2	4.945
DC96-228	2	8.762	DC02-681	2	4.197
DC96-229	2	3.17	DC02-681	2	3.25
DC96-229	2	4.06	DC02-681	2	9.561
DC96-229	2	5.8	DC02-681	2	7.188
DC96-229	2	3.19	DC02-681	2	3.588
DC96-230	2	3.48	DC02-683	2	3.508
DC96-230	2	3.05	DC02-683	2	6.815
DC96-230	2	4.46	DC02-683	2	6.4

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-230	2	3.76	DC02-683	2	4.452
DC96-230	2	3.87	DC02-683	2	5.919
DC96-230	2	5.02	DC02-683	2	12.589
DC96-230	2	11.4	DC02-683	2	4.74
DC96-230	2	7.15	DC02-683	2	3.16
DC96-231	2	4.84	DC02-683	2	5.157
DC96-231	2	4.72	DC02-683	2	3.327
DC96-231	2	3.98	DC02-683	2	16.146
DC96-231	2	3.546	DC02-683	2	7.44
DC96-231	2	3.05	DC02-683	2	5.392
DC96-232	2	3.06	DC02-683	2	3.522
DC96-232	2	6.056	DC02-683	2	4.132
DC96-232	2	3.334	DC02-704	2	4.148
DC96-232	2	3.074	DC02-857	2	3.903
DC96-232	2	4.99	DC02-857	2	3.716
DC96-232	2	4.572	DC02-857	2	3.489
DC96-232	2	6.601	DC02-857	2	3.84
DC96-232	2	5.396	DC02-857	2	6.49
DC96-232	2	3.338	DC02-857	2	6.399
DC96-232	2	7.008	DC02-857	2	5.287
DC96-232	2	7.94	DC02-857	2	3.57
DC96-232	2	30	DC02-857	2	3.65
DC96-232	2	8.684	DC02-857	2	3.42
DC96-232	2	3.377	DC02-857	2	4.098
DC96-232	2	5.415	DC02-857	2	4.405
DC96-233	2	3.42	DC02-857	2	4.37
DC96-233	2	3.635	DC02-857	2	4.193
DC96-233	2	5.32	DC02-857	2	4.204
DC96-233	2	11.5	DC02-859	2	3.747
DC96-233	2	3.49	DC02-859	2	3.141
DC96-233	2	4.925	DC02-859	2	3.488
DC96-233	2	3.28	DC02-859	2	4.255
DC96-233	2	14.6	DC02-859	2	6.438
DC96-233	2	8.925	DC02-859	2	6.052
DC96-234	2	8.015	DC02-859	2	5.299
DC96-234	2	9.282	DC02-859	2	11.756
DC96-234	2	3.009	DC02-859	2	4.799
DC96-234	2	3.077	DC02-859	2	6.37
DC96-235	2	3.73	DC02-859	2	7.401
DC96-235	2	3.305	DC02-859	2	4.732
DC96-235	2	5.403	DC02-859	2	6.982
DC96-235	2	4.125	DC02-859	2	13.583
DC96-235	2	4.85	DC02-859	2	13.375
DC96-235	2	5.765	DC02-859	2	9.235
DC96-235	2	3.352	DC02-859	2	5.786
DC96-235	2	4.245	DC02-859	2	9.753
DC96-235	2	5.321	DC02-859	2	12.439
DC96-235	2	3.076	DC02-859	2	9.428
DC96-235	2	4.801	DC02-859	2	5.99
DC96-235	2	3.873	DC02-859	2	3.145
DC96-236	2	3.238	DC02-859	2	5.368

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-236	2	3.592	DC02-859	2	4.264
DC96-236	2	3.654	DC02-859	2	3.139
DC96-236	2	4.404	DC02-859	2	4.28
DC96-237	2	3.517	DC02-859	2	15.563
DC96-237	2	3.78	DC02-859	2	6.161
DC96-237	2	3.733	DC02-859	2	9.831
DC96-237	2	3.216	DC02-859	2	13.224
DC96-237	2	3.072	DC02-859	2	12.306
DC96-237	2	3.483	DC02-859	2	4.496
DC96-237	2	7.599	DC02-859	2	4.189
DC96-237	2	7.785	DC02-859	2	3.724
DC96-237	2	4.33	DC02-859	2	4.327
DC96-237	2	5.062	DC02-859	2	5.598
DC96-237	2	6.526	DC02-859	2	3.917
DC96-237	2	4.354	DC02-859	2	10.153
DC96-237	2	4.371	DC02-859	2	3.535
DC96-237	2	6.919	DC02-859	2	3.192
DC96-237	2	5.945	DC02-859	2	3.435
DC96-237	2	15.224	DC02-859	2	3.719
DC96-237	2	8.539	DC02-859	2	6.208
DC96-237	2	4.185	DC02-859	2	4.675
DC96-241	2	7.147	DC02-859	2	4.017
DC96-241	2	4.28	DC02-861	2	7.339
DC96-241	2	3.47	DC02-861	2	11.37
DC96-241	2	3.062	DC02-861	2	11.292
DC96-241	2	3.432	DC02-861	2	9.031
DC96-241	2	3.48	DC02-861	2	10.511
DC96-241	2	3.833	DC02-861	2	22.738
DC96-241	2	4.166	DC02-861	2	25.336
DC96-241	2	3.815	DC02-861	2	14.71
DC96-241	2	6.063	DC02-861	2	3.956
DC96-241	2	4.133	DC02-861	2	4.963
DC96-241	2	6.084	DC02-861	2	3.075
DC96-241	2	3.265	DC02-861	2	4.182
DC96-241	2	8.838	DC02-861	2	5.775
DC96-241	2	3.457	DC02-861	2	7.414
DC96-241	2	7.993	DC02-861	2	7.896
DC96-241	2	5.535	DC02-861	2	3.511
DC96-241	2	7.512	DC02-863	2	5.339
DC96-241	2	10.325	DC02-863	2	7.523
DC96-241	2	7.505	DC02-863	2	15.041
DC96-241	2	8.262	DC02-863	2	3.331
DC96-241	2	10.587	DC02-863	2	3.857
DC96-241	2	7.392	DC02-863	2	13.735
DC96-241	2	5.17	DC02-863	2	7.123
DC96-241	2	3.088	DC02-863	2	6.07
DC96-241	2	10.53	DC02-863	2	11.657
DC96-241	2	3.974	DC02-863	2	9.227
DC96-241	2	4.235	DC02-863	2	8.116
DC96-241	2	4.56	DC02-863	2	10.996
DC96-241	2	9.998	DC02-863	2	6.233

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-241	2	7.737	DC02-863	2	4.387
DC96-241	2	4.963	DC02-863	2	3.858
DC96-241	2	11.25	DC02-863	2	11.468
DC96-241	2	8.422	DC02-863	2	8.222
DC96-241	2	3.475	DC02-863	2	12.274
DC96-241	2	8.08	DC02-863	2	5.98
DC96-241	2	8.912	DC02-863	2	5.424
DC96-241	2	4.385	DC02-863	2	3.525
DC96-243	2	6.772	DC02-863	2	7.248
DC96-243	2	3.378	DC02-863	2	20.679
DC96-243	2	7.038	DC02-863	2	14.723
DC96-243	2	4.666	DC02-863	2	13.76
DC96-243	2	5.359	DC02-863	2	3.843
DC96-243	2	4.455	DC02-863	2	4.006
DC96-243	2	12.295	DC02-863	2	4.136
DC96-243	2	7.351	DC02-863	2	6.69
DC96-243	2	5.738	DC02-863	2	14.124
DC96-243	2	4.917	DC02-863	2	5.749
DC96-243	2	11.362	DC02-863	2	4.379
DC96-243	2	4.71	DC02-864	2	3.636
DC96-243	2	9.56	DC02-864	2	3.627
DC96-244	2	10.515	DC02-864	2	5.607
DC96-244	2	30	DC02-864	2	3.848
DC96-244	2	26.17	DC02-864	2	10.497
DC96-244	2	18.14	DC02-864	2	3.891
DC96-244	2	27.49	DC02-864	2	13.433
DC96-244	2	30	DC02-864	2	13.448
DC96-244	2	30	DC02-864	2	3.66
DC96-244	2	26.837	DC02-864	2	3.93
DC96-244	2	18.887	DC02-864	2	3.572
DC96-244	2	21.308	DC02-864	2	5.268
DC96-244	2	30	DC02-864	2	3.858
DC96-244	2	21.555	DC02-864	2	6.32
DC96-244	2	25.44	DC02-864	2	3.27
DC96-244	2	9.24	DC02-864	2	4.045
DC96-244	2	5.21	DC02-864	2	3.241
DC96-244	2	16.24	DC02-865	2	3.914
DC96-244	2	3.192	DC02-866	2	4.12
DC96-244	2	3.424	DC02-866	2	3.293
DC96-244	2	4.655	DC02-866	2	6.842
DC96-244	2	12.459	DC02-866	2	13.794
DC96-244	2	30	DC02-866	2	4.874
DC96-244	2	30	DC02-866	2	4.465
DC96-244	2	26.265	DC02-866	2	6.802
DC96-244	2	8.203	DC02-866	2	5.244
DC96-244	2	30	DC02-866	2	6.297
DC96-244	2	12.107	DC02-866	2	8.743
DC96-244	2	30	DC02-866	2	9.709
DC96-244	2	11.552	DC02-866	2	6.901
DC96-244	2	4.601	DC02-866	2	3.28
DC96-244	2	4.333	DC02-866	2	5.46

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-247	2	3.95	DC02-866	2	8.543
DC96-247	2	3.17	DC02-866	2	3.428
DC96-247	2	4.952	DC02-866	2	4.426
DC96-247	2	14.5	DC02-866	2	23.619
DC96-247	2	7.75	DC02-866	2	30
DC96-247	2	4.04	DC02-866	2	9.544
DC96-248	2	3.39	DC02-866	2	6.952
DC96-248	2	7.6	DC02-866	2	4.688
DC96-248	2	7.2	DC02-866	2	4.874
DC96-248	2	5.43	DC02-866	2	5.674
DC96-248	2	4.09	DC02-866	2	3.762
DC96-248	2	5.6	DC02-866	2	8.19
DC96-248	2	7	DC02-866	2	6.115
DC96-248	2	3.68	DC02-866	2	3.523
DC96-249	2	7.165	DC02-866	2	12.299
DC96-249	2	3.472	DC02-866	2	6.402
DC96-249	2	4.063	DC02-866	2	3.628
DC96-249	2	3.616	DC02-866	2	6.443
DC96-249	2	12.296	DC02-866	2	3.381
DC96-249	2	6.497	DC02-867	2	4.4
DC96-249	2	12.677	DC02-867	2	3.053
DC96-249	2	25.22	DC02-867	2	3.434
DC96-249	2	10.675	DC02-867	2	6.073
DC96-249	2	9.604	DC02-867	2	4.632
DC96-249	2	6.006	DC02-867	2	4.132
DC96-258	2	6.537	DC02-867	2	4.233
DC96-258	2	6.525	DC02-867	2	3.586
DC96-258	2	7.25	DC02-867	2	7.002
DC96-258	2	8.675	DC02-867	2	3.043
DC96-258	2	6.837	DC02-867	2	9.922
DC96-258	2	5.845	DC02-867	2	23.825
DC96-258	2	5.586	DC02-867	2	18.993
DC96-258	2	5	DC02-867	2	6.743
DC96-258	2	5.04	DC02-868	2	5.316
DC96-258	2	5.612	DC02-868	2	5.453
DC96-258	2	4.95	DC02-868	2	6.08
DC96-258	2	3.953	DC02-868	2	11.441
DC96-258	2	5.625	DC02-868	2	9.525
DC96-258	2	5.183	DC02-868	2	4.611
DC96-258	2	6.128	DC02-868	2	3.705
DC96-259	2	3.774	DC02-868	2	5.802
DC96-260	2	5.8	DC02-868	2	6.122
DC96-260	2	20.8	DC02-868	2	4.33
DC96-260	2	20.47	DC02-868	2	7.6
DC96-260	2	11.4	DC02-869	2	19.3
DC96-260	2	3.4	DC02-869	2	6.864
DC96-260	2	4.32	DC02-869	2	7.642
DC96-260	2	13.8	DC02-869	2	3.372
DC96-260	2	8.8	DC02-869	2	5.148
DC96-260	2	3.83	DC02-869	2	4.93
DC96-263	2	3.165	DC02-869	2	3.022

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-263	2	3.96	DC02-869	2	5.119
DC96-264	2	3.64	DC02-869	2	6.289
DC96-264	2	5.98	DC02-869	2	7.743
DC96-265	2	6.106	DC02-869	2	3.39
DC96-265	2	5.596	DC02-869	2	5.826
DC96-265	2	3.994	DC02-869	2	3.398
DC96-265	2	5.73	DC02-869	2	5.29
DC96-265	2	4.53	DC02-869	2	6.849
DC96-265	2	5.7	DC02-869	2	10.369
DC96-265	2	3.858	DC02-869	2	9.246
DC96-265	2	3.116	DC02-869	2	3.756
DC96-265	2	3.066	DC02-869	2	7.739
DC96-265	2	3.087	DC02-869	2	4.707
DC96-265	2	3.08	DC02-869	2	7.527
DC96-265	2	3.874	DC02-869	2	3.653
DC96-265	2	11.3	DC02-869	2	5.974
DC96-265	2	12.026	DC02-869	2	4.049
DC96-265	2	3.944	DC02-869	2	3.836
DC96-265	2	8.635	DC02-869	2	3.793
DC96-265	2	25.6	DC02-869	2	3.828
DC96-265	2	6.636	DC02-870	2	5.021
DC96-266	2	3.016	DC02-870	2	6.427
DC96-266	2	3.097	DC02-870	2	3.444
DC96-266	2	4.733	DC02-870	2	3.516
DC96-266	2	3.737	DC02-870	2	3.158
DC96-266	2	4.684	DC02-870	2	4.354
DC96-266	2	3.39	DC02-870	2	7.204
DC96-266	2	3.219	DC02-870	2	5.308
DC96-267	2	3.59	DC02-870	2	3.984
DC96-267	2	3.3	DC02-870	2	3.888
DC96-267	2	7.25	DC02-870	2	7.9
DC96-267	2	3.04	DC02-870	2	14.344
DC96-267	2	3.17	DC02-870	2	20.099
DC96-267	2	3.17	DC02-870	2	19.982
DC96-268	2	5.17	DC02-870	2	19.899
DC96-268	2	9	DC02-870	2	14.167
DC96-268	2	5.05	DC02-870	2	8.184
DC96-268	2	5.3	DC02-870	2	6.578
DC96-268	2	3.14	DC02-870	2	12.236
DC96-269	2	3.23	DC02-870	2	4.392
DC96-269	2	3.45	DC02-870	2	3.609
DC96-269	2	4.9	DC02-870	2	3.214
DC96-269	2	6.25	DC02-870	2	3.13
DC96-269	2	4.33	DC02-870	2	4.925
DC96-269	2	4.72	DC02-870	2	5.676
DC96-269	2	6.2	DC02-870	2	5.832
DC96-269	2	7.5	DC02-870	2	12.064
DC96-269	2	3.54	DC02-870	2	5.146
DC96-269	2	3.58	DC02-870	2	4.958
DC96-269	2	7.15	DC02-870	2	8.04
DC96-269	2	3.83	DC02-870	2	5.574

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-269	2	6.95	DC02-870	2	4.662
DC96-269	2	6.01	DC02-870	2	8.161
DC96-269	2	10.1	DC02-870	2	10.745
DC96-269	2	6.35	DC02-870	2	9.805
DC96-269	2	18.5	DC02-870	2	3.855
DC96-269	2	3.47	DC02-870	2	4.318
DC96-269	2	3.24	DC02-870	2	3.54
DC96-269	2	4.96	DC02-870	2	5.02
DC96-272	2	3.24	DC02-870	2	5.116
DC96-274	2	3.381	DC02-870	2	3.474
DC96-274	2	4.808	DC02-870	2	7.242
DC96-274	2	4.072	DC02-870	2	4.058
DC96-274	2	4.584	DC02-870	2	5.25
DC96-274	2	4.648	DC02-870	2	3.556
DC96-274	2	4.488	DC02-870	2	3.612
DC96-274	2	3.154	DC02-872	2	3.843
DC96-274	2	3.599	DC02-872	2	7.228
DC96-274	2	6.457	DC02-872	2	4.899
DC96-274	2	11.005	DC02-872	2	3.61
DC96-274	2	6.935	DC02-872	2	6.5
DC96-274	2	3.442	DC02-876	2	3.412
DC96-274	2	3.236	DC02-878	2	6.93
DC96-275	2	4.292	DC02-878	2	4.35
DC96-275	2	6.433	DC02-878	2	16.526
DC96-275	2	5.951	DC02-878	2	16.938
DC96-275	2	13.007	DC02-878	2	17.828
DC96-275	2	4.852	DC02-878	2	11.98
DC96-275	2	3.77	DC02-878	2	15.291
DC96-275	2	3.126	DC02-878	2	15.188
DC96-275	2	6.804	DC02-878	2	11.215
DC96-275	2	7.997	DC02-878	2	3.67
DC96-275	2	5.651	DC02-880	2	3.12
DC96-275	2	4.389	DC02-880	2	3.401
DC96-275	2	3.819	DC02-880	2	4.585
DC96-275	2	3.345	DC02-881	2	4.25
DC96-276	2	3.88	DC02-881	2	11.86
DC96-276	2	4.86	DC02-881	2	12.919
DC96-276	2	5.01	DC02-881	2	7.62
DC96-276	2	9.05	DC02-881	2	4.375
DC96-276	2	7.15	DC02-881	2	4.215
DC96-276	2	3.43	DC02-881	2	3.155
DC96-276	2	5.87	DC02-881	2	4.335
DC96-276	2	3.07	DC02-881	2	3.38
DC96-279	2	3.438	DC02-881	2	10.302
DC96-280	2	3.123	DC02-881	2	7.91
DC96-280	2	3.632	DC02-882	2	3.474
DC96-280	2	4.608	DC02-882	2	3.995
DC96-281	2	3.83	DC02-882	2	3.23
DC96-282	2	3.185	DC02-882	2	3.65
DC96-282	2	3.745	DC02-882	2	4.707
DC96-282	2	3.28	DC02-882	2	6.366

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-282	2	5.01	DC02-882	2	4.172
DC96-282	2	4.655	DC02-882	2	8.64
DC96-282	2	3.74	DC02-882	2	25.742
DC96-282	2	21.54	DC02-882	2	11.521
DC96-282	2	30	DC02-882	2	7.079
DC96-282	2	23.11	DC02-882	2	5.346
DC96-282	2	6.54	DC02-882	2	14.853
DC96-282	2	7.18	DC02-882	2	18.638
DC96-282	2	4.34	DC02-883	2	10.302
DC96-282	2	3.535	DC02-885	2	4.38
DC96-282	2	3.87	DC02-885	2	3.807
DC96-282	2	4.425	DC02-885	2	3.593
DC96-282	2	3.085	DC02-885	2	3.73
DC96-282	2	10.275	DC02-885	2	5.86
DC96-283	2	3.39	DC02-885	2	4.56
DC96-284	2	3.706	DC02-885	2	3.379
DC96-284	2	3.974	DC02-885	2	7.2
DC96-284	2	3.284	DC05-1013	2	4.792
DC96-284	2	5.784	DC05-1013	2	7.348
DC96-284	2	3.99	DC05-1013	2	5.824
DC96-284	2	7.95	DC05-1013	2	4.167
DC96-284	2	4.95	DC05-1013	2	6.232
DC96-284	2	3.104	DC05-1013	2	5.498
DC96-284	2	3.592	DC05-1013	2	3.824
DC96-284	2	8.19	DC05-1013	2	4.17
DC96-284	2	6.132	DC05-1013	2	3.836
DC96-286	2	5.193	DC05-1013	2	5.23
DC96-286	2	3.243	DC05-1013	2	8.146
DC96-287	2	3.181	DC05-1013	2	6.62
DC96-287	2	4.822	DC05-1013	2	4.566
DC96-287	2	3.15	DC05-1013	2	4.048
DC96-287	2	5.504	DC05-1013	2	4.228
DC96-287	2	5.503	DC05-1013	2	4.362
DC96-287	2	9.524	DC05-1013	2	3.756
DC96-289	2	5.942	DC05-1013	2	4.838
DC96-289	2	7.276	DC05-1013	2	8.562
DC96-289	2	5.494	DC05-1013	2	4.046
DC96-289	2	8.51	DC05-1013	2	12.195
DC96-289	2	4.9	DC05-1013	2	23.43
DC96-289	2	4.082	DC05-1013	2	15.19
DC96-289	2	7.368	DC05-1013	2	10.91
DC96-289	2	3.142	DC05-1013	2	5.306
DC96-289	2	9.392	DC05-1013	2	3.747
DC96-289	2	5.19	DC05-1013	2	4.539
DC96-289	2	3.778	DC05-1013	2	8.576
DC96-289	2	3.348	DC05-1013	2	15.683
DC96-289	2	3.448	DC05-1013	2	14.683
DC96-289	2	3.128	DC05-1013	2	30
DC96-289	2	4.898	DC05-1013	2	6.324
DC96-289	2	5.34	DC05-1013	2	4.686
DC96-290	2	4.034	DC05-1013	2	5.798

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-290	2	6.442	DC05-1013	2	10.31
DC96-290	2	3.112	DC05-1013	2	5.009
DC96-290	2	3.546	DC05-1013	2	3.274
DC96-290	2	3.852	DC05-1013	2	8.265
DC96-290	2	5.648	DC05-1013	2	3.165
DC96-290	2	5.454	DC05-1013	2	13.964
DC96-290	2	3.636	DC05-1013	2	22.08
DC96-290	2	4.954	DC05-1013	2	9.988
DC96-290	2	3.884	DC05-1013	2	7.366
DC96-290	2	3.188	DC05-1013	2	7.22
DC96-290	2	4.304	DC05-1013	2	5.528
DC96-290	2	4.13	DC05-1013	2	3.648
DC96-290	2	5.504	DC05-1015	2	3.408
DC96-290	2	6.78	DC05-1018	2	3.083
DC96-290	2	4.536	DC05-1018	2	4.436
DC96-290	2	4.518	DC05-1018	2	5.242
DC96-290	2	5.22	DC05-1018	2	7.223
DC96-291	2	3.635	DC05-1018	2	7.506
DC96-291	2	5.24	DC05-1018	2	8.128
DC96-291	2	3.26	DC05-1018	2	9.459
DC96-291	2	3.635	DC05-1018	2	6.179
DC96-291	2	4.925	DC05-1018	2	3.097
DC96-291	2	7.015	DC05-1018	2	3.361
DC96-291	2	5.49	DC05-1018	2	4.4
DC96-291	2	4.11	DC05-1018	2	3.951
DC96-291	2	3.44	DC05-1018	2	5.107
DC96-291	2	5.96	DC05-1018	2	6.619
DC96-291	2	5.425	DC05-1018	2	4.42
DC96-291	2	3.335	DC05-1018	2	3.75
DC96-292	2	5.58	DC05-1018	2	7.064
DC96-292	2	3.99	DC05-1018	2	6.171
DC96-292	2	3.525	DC05-1018	2	3.707
DC96-292	2	3.476	DC05-1018	2	5.478
DC96-292	2	5.17	DC05-1018	2	4.094
DC96-292	2	5.5	DC05-1018	2	6.541
DC96-292	2	4.34	DC05-1018	2	4.329
DC96-293	2	7.86	DC05-1018	2	6.456
DC96-293	2	27.2	DC05-1018	2	7.358
DC96-293	2	4.81	DC05-1018	2	4.689
DC96-295	2	4.605	DC05-1018	2	4.14
DC96-295	2	3.74	DC05-1018	2	5.221
DC96-295	2	4.02	DC05-1018	2	4.237
DC96-295	2	4.365	DC05-1018	2	5.46
DC96-296	2	3.56	DC05-1018	2	6.25
DC96-296	2	5.53	DC05-1018	2	5.366
DC96-296	2	4.43	DC05-1018	2	6.844
DC96-296	2	4.6	DC05-1018	2	6.259
DC96-296	2	4.02	DC05-1018	2	5.488
DC96-296	2	11.9	DC05-1018	2	8.257
DC96-296	2	4.41	DC05-1018	2	6.342
DC96-297	2	6.14	DC05-1018	2	9.338

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-297	2	4.86	DC05-1018	2	11.914
DC96-297	2	4.15	DC05-1018	2	5.54
DC96-297	2	6.329	DC05-1018	2	4.59
DC96-297	2	14.095	DC05-1018	2	7.214
DC96-297	2	3.9	DC05-1018	2	3.591
DC96-298	2	5.88	DC05-1018	2	3.568
DC96-299	2	8.94	DC05-1018	2	6.523
DC96-299	2	3.01	DC05-1018	2	3.891
DC96-299	2	9.41	DC05-1018	2	7.463
DC96-299	2	22.8	DC05-1018	2	19.157
DC96-299	2	4.71	DC05-1018	2	19.436
DC96-299	2	7.84	DC05-1018	2	7.772
DC96-299	2	6.48	DC05-1018	2	3.726
DC96-299	2	3.26	DC05-1018	2	3.802
DC96-299	2	3.41	DC05-1018	2	3.649
DC96-299	2	16.6	DC05-1018	2	3.941
DC96-299	2	16.4	DC05-1018	2	6.635
DC96-299	2	3.08	DC05-1018	2	4.864
DC96-299	2	10.6	DC05-1019	2	3.852
DC96-299	2	9.52	DC05-1019	2	4.762
DC96-299	2	7.31	DC05-1019	2	3.406
DC96-299	2	5.59	DC05-1019	2	8.229
DC96-299	2	7.09	DC05-1019	2	4.076
DC96-300	2	3.12	DC05-1019	2	10.938
DC96-300	2	4.185	DC05-1019	2	10.193
DC96-300	2	3.22	DC05-1020	2	3.004
DC96-300	2	3.125	DC05-1020	2	7.63
DC96-300	2	5.168	DC05-1020	2	3.092
DC96-300	2	5.38	DC05-1020	2	5.115
DC96-300	2	7.16	DC05-1023	2	5.4
DC96-300	2	5.35	DC05-1023	2	3.738
DC96-300	2	3.2	DC05-1052	2	3.501
DC96-300	2	4.085	DC05-1052	2	5.564
DC96-300	2	3.61	DC05-1052	2	3.674
DC96-300	2	5.32	DC05-1052	2	4.967
DC96-300	2	8.13	DC05-1052	2	6.517
DC96-300	2	3.555	DC05-1052	2	4.412
DC96-301	2	7.366	DC05-1052	2	10.679
DC96-301	2	3.621	DC05-1052	2	9.001
DC96-301	2	3.108	DC05-1052	2	6.527
DC96-301	2	3.661	DC05-1052	2	4.116
DC96-302	2	3.722	DC05-1052	2	3.722
DC96-302	2	3.188	DC05-1052	2	3.425
DC96-302	2	3.464	DC05-1052	2	3.168
DC96-302	2	4.499	DC05-1052	2	3.055
DC96-303	2	6.55	DC05-1052	2	3.03
DC96-303	2	4.2	DC05-1052	2	5.498
DC96-303	2	3.09	DC05-1052	2	5.2
DC96-303	2	4.42	DC05-1052	2	4.753
DC96-303	2	6.98	DC05-1052	2	3.653
DC96-303	2	4.53	DC05-1052	2	4.001

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-303	2	9.83	DC05-1052	2	5.309
DC96-303	2	8.9	DC05-1052	2	3.778
DC96-303	2	7.65	DC05-1052	2	18.845
DC96-304A	2	3.2	DC05-1052	2	18.56
DC96-304A	2	3.29	DC05-1052	2	8.093
DC96-304B	2	3.93	DC05-1052	2	9.519
DC96-305	2	5.55	DC05-1052	2	7.984
DC97-399	2	3.3	DC05-1052	2	3.407
DC97-399	2	3.63	DC05-1052	2	4.745
DC97-404	2	3.374	DC05-1052	2	6.389
DC97-404	2	4.351	DC05-1052	2	3.865
DC97-404	2	5.23	DC05-1052	2	3.173
DC97-404	2	5.695	DC05-1052	2	10.523
DC97-404	2	3.223	DC05-1052	2	5.979
DC97-404	2	3.429	DC05-1052	2	5.764
DC97-404	2	10.348	DC05-1052	2	7.555
DC97-404	2	6.629	DC05-1052	2	3.06
DC97-404	2	3.712	DC05-1053	2	3.623
DC97-406	2	3.16	DC05-1053	2	7.454
DC97-406	2	3.635	DC05-1053	2	4.938
DC97-406	2	4.261	DC05-1053	2	4.695
DC97-406	2	4.27	DC05-1053	2	3.127
DC97-408	2	8	DC05-1053	2	3.57
DC97-408	2	3.21	DC05-1053	2	4.25
DC97-408	2	3.18	DC05-1053	2	5.169
DC97-409	2	3.53	DC05-1053	2	3.26
DC97-409	2	4.66	DC05-1053	2	6.107
DC97-409	2	3.45	DC05-1053	2	5.366
DC97-409	2	3.18	DC05-1054	2	7.195
DC97-409	2	4.57	DC05-1054	2	6.598
DC97-409	2	5.11	DC05-1054	2	6.818
DC97-409	2	3.74	DC05-1054	2	6.841
DC97-409	2	6.05	DC05-1054	2	6.263
DC97-409	2	7.32	DC05-1054	2	5.408
DC97-409	2	17.1	DC05-1054	2	6.614
DC97-410	2	3.36	DC05-1054	2	6.712
DC97-410	2	3.02	DC05-1054	2	3.722
DC97-410	2	3.48	DC05-1054	2	3.936
DC97-410	2	3.12	DC05-1054	2	4.315
DC97-410	2	3.96	DC05-1054	2	8.473
DC97-410	2	3.71	DC05-1054	2	4.151
DC97-411	2	4.47	DC05-1054	2	3.494
DC97-411	2	7.28	DC05-1054	2	7.606
DC97-411	2	4.76	DC05-1054	2	7.518
DC97-411	2	12.155	DC05-1054	2	6.317
DC97-411	2	11.1	DC05-1054	2	3.633
DC97-411	2	14.2	DC05-1054	2	3.552
DC97-411	2	4.08	DC05-1054	2	3.811
DC97-411	2	4.97	DC05-1054	2	4.972
DC97-411	2	5.09	DC05-1054	2	4.579
DC97-411	2	9.19	DC05-1054	2	6.948

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-411	2	5.21	DC05-1054	2	13.206
DC97-411	2	11.098	DC05-1054	2	8.929
DC97-411	2	8.147	DC05-1054	2	4.944
DC97-411	2	3.393	DC05-1054	2	4.486
DC97-411	2	4.065	DC05-1054	2	4.774
DC97-411	2	3.77	DC05-1057	2	3.43
DC97-411	2	6.56	DC05-1057	2	3.8
DC97-411	2	3.12	DC05-1057	2	3.69
DC97-411	2	3.53	DC05-1057	2	3.02
DC97-411	2	17.6	DC05-1057	2	5.98
DC97-411	2	11.1	DC05-1057	2	10.581
DC97-411	0.2	11.1	DC05-1057	2	6.631
DC97-412	2	7.96	DC05-1057	2	5.37
DC97-412	2	12.1	DC05-1057	2	4.03
DC97-412	2	3.33	DC05-1057	2	6.33
DC97-412	2	4.04	DC05-1057	2	3.3
DC97-412	2	6.639	DC05-1057	2	3.5
DC97-412	2	3.73	DC05-1057	2	5.75
DC97-412	2	3.07	DC05-1057	2	4.85
DC97-412	2	6.81	DC05-1057	2	3.46
DC97-412	2	3.92	DC05-1057	2	4.44
DC97-412	2	8.22	DC05-1057	2	4.13
DC97-412	2	17.2	DC05-1057	2	4.35
DC97-413	2	5.52	DC05-1057	2	4.19
DC97-413	2	4.42	DC05-1057	2	4.2
DC97-413	2	3.58	DC05-1057	2	4.71
DC97-413	2	3.649	DC05-1057	2	6.505
DC97-414	2	3.19	DC05-1057	2	5.7
DC97-414	2	4.78	DC05-1057	2	4.786
DC97-415	2	5.244	DC05-1057	2	3.035
DC97-415	2	3.722	DC05-1057	2	6.94
DC97-415	2	3.218	DC05-1057	2	6.98
DC97-415	2	6.323	DC05-1057	2	7.38
DC97-416	2	4.6	DC05-1057	2	3.8
DC97-416	2	6.15	DC05-1057	2	9.18
DC97-416	2	5.75	DC05-1058	2	5.58
DC97-418	2	4.4	DC05-1058	2	5.17
DC97-418	2	4.38	DC05-1058	2	6.37
DC97-418	2	6.1	DC05-1058	2	4.71
DC97-418	2	6.33	DC05-1058	2	5.43
DC97-419	2	3.045	DC05-1058	2	10.7
DC97-419	2	5.41	DC05-1058	2	6.62
DC97-419	2	3.185	DC05-1058	2	3.48
DC97-419	2	4.81	DC05-1058	2	8.69
DC97-419	2	4.061	DC05-1058	2	8.81
DC97-420	2	4.74	DC05-1058	2	5.05
DC97-420	2	4.18	DC05-1058	2	5.62
DC97-421	2	7.23	DC05-1058	2	8.56
DC97-421	2	5.2	DC05-1058	2	3.89
DC97-421	2	3.4	DC05-1058	2	5.42
DC97-421	2	11.8	DC05-1058	2	10.7

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-421	2	4.66	DC05-1058	2	11.9
DC97-421	2	3.519	DC05-1058	2	3.84
DC97-421	2	11.1	DC05-1058	2	4.37
DC97-421	2	9.14	DC05-1058	2	5.666
DC97-421	2	3.39	DC05-1058	2	7.09
DC97-421	2	4.78	DC05-1058	2	5.386
DC97-421	2	4.11	DC05-1058	2	3.87
DC97-421	2	6.56	DC05-1058	2	7.55
DC97-421	2	3.6	DC05-1058	2	8.84
DC97-421	2	6.14	DC05-1058	2	7.149
DC97-421	2	5.33	DC05-1060	2	7.675
DC97-421	2	7.96	DC05-1060	2	10.675
DC97-421	2	12.211	DC05-1060	2	10.4
DC97-421	2	8.171	DC05-1060	2	8.315
DC97-421	2	4.955	DC05-1060	2	3.714
DC97-421	2	7.94	DC05-1060	2	3.8
DC97-421	2	10.2	DC05-1060	1.9	3.632
DC97-421	2	10.765	DC05-1061	2	4.242
DC97-421	2	4.555	DC05-1061	2	4.879
DC97-421	2	7.815	DC05-1061	2	5.68
DC97-421	2	11.1	DC05-1061	2	3.534
DC97-421	2	4.963	DC05-1061	2	3.791
DC97-422	2	3.235	DC05-1061	2	3.478
DC97-422	2	3.861	DC05-1061	2	7.457
DC97-422	2	3.52	DC05-1061	2	9.998
DC97-422	2	6.07	DC05-1061	2	5.741
DC97-424	2	3.29	DC05-1061	2	3.802
DC97-424	2	5.35	DC05-1061	2	4.944
DC97-424	2	3.84	DC05-1061	2	5.555
DC97-424	2	10.8	DC05-1061	2	6.441
DC97-424	2	21.9	DC05-1061	2	16.19
DC97-424	2	8.49	DC05-1061	2	15.48
DC97-424	2	5.36	DC05-1061	2	5.012
DC97-424	2	3.84	DC05-1061	2	9.342
DC97-424	2	9.35	DC05-1061	2	3.356
DC97-424	2	4.19	DC05-1061	2	8.731
DC97-424	2	3.13	DC05-1061	2	4.175
DC97-424	2	3.04	DC05-1061	2	4.789
DC97-424	2	4.79	DC05-1061	2	26.031
DC97-424	2	8.42	DC05-1061	2	11.985
DC97-424	2	4.01	DC05-1061	2	6.746
DC97-424	2	5.99	DC05-1061	2	9.185
DC97-424	2	4.23	DC05-1061	2	8.231
DC97-425	2	4.64	DC05-1061	2	5.572
DC97-425	2	4.54	DC05-1061	2	7.598
DC97-425	2	4.89	DC05-1061	2	5.677
DC97-425	2	4.95	DC05-1061	2	6.142
DC97-425	2	3.03	DC05-1061	2	6.294
DC97-425	2	4.57	DC05-1061	2	4.04
DC97-425	2	7.49	DC05-1061	2	15.27
DC97-425	2	3.83	DC05-1061	2	17.564

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-425	2	3.95	DC05-1061	2	13.028
DC97-425	2	3.91	DC05-1061	2	6.798
DC97-425	2	3.46	DC05-1061	2	18.72
DC97-425	2	4.4	DC05-1061	2	16.872
DC97-425	2	5.56	DC05-1061	2	3.951
DC97-425	2	7.12	DC05-1061	2	4.182
DC97-425	2	9.87	DC05-1061	2	4.263
DC97-425	2	13.5	DC05-1061	2	15.306
DC97-425	2	4.51	DC05-1061	2	4.211
DC97-425	2	9.38	DC05-1061	2	3.55
DC97-425	2	10.5	DC05-1061	2	4.026
DC97-425	2	8.99	DC05-1061	2	4.064
DC97-425	2	4.07	DC05-1061	2	4.8
DC97-425	2	3.82	DC05-1061	2	6.319
DC97-425	2	3.56	DC05-1061	2	3.079
DC97-425	2	3.94	DC05-1061	2	10.8
DC97-425	2	3.18	DC05-1063	2	3.35
DC97-425	2	8.72	DC05-1063	2	5.84
DC97-425	2	4.29	DC05-1063	2	8
DC97-425	2	3.65	DC05-1063	2	3.55
DC97-425	2	4.64	DC05-1063	2	14.1
DC97-425	2	7.76	DC05-1063	2	30
DC97-425	2	4.01	DC05-1063	2	30
DC97-425	2	3.13	DC05-1063	2	5.31
DC97-425	2	4.22	DC05-1063	2	10.271
DC97-425	2	8.62	DC05-1063	2	17.53
DC97-425	2	5.7	DC05-1063	2	10.005
DC97-425	2	3.55	DC05-1063	2	12.325
DC97-425	2	7.258	DC05-1063	2	7.955
DC97-426	2	5.12	DC05-1063	2	3.883
DC97-426	2	3.926	DC05-1063	2	6.789
DC97-426	2	5.26	DC05-1063	2	7.896
DC97-426	2	9.57	DC05-1063	2	3.82
DC97-426	2	4.94	DC05-1063	2	4.634
DC97-426	2	5.23	DC05-1063	2	7.37
DC97-426	2	3.6	DC05-1063	2	9.675
DC97-426	2	3.29	DC05-1063	2	6.05
DC97-426	2	5.613	DC05-1063	2	8.27
DC97-426	2	8.14	DC05-1063	2	10.75
DC97-427	2	3.86	DC05-1063	2	6.5
DC97-427	2	7.44	DC05-1063	2	3.411
DC97-427	2	4.98	DC05-1063	2	9.522
DC97-427	2	4.88	DC05-1063	2	10.05
DC97-428	2	3.39	DC05-1063	2	3.39
DC97-428	2	4.973	DC05-1063	2	3.51
DC97-428	2	3.878	DC05-1063	2	4.75
DC97-428	2	7.243	DC05-1063	2	7
DC97-428	2	4.306	DC05-1063	2	3.09
DC97-428	2	3.171	DC05-1063	2	5.6
DC97-428	2	3.38	DC05-1065	2	3.651
DC97-428	2	9.994	DC05-1065	2	3.75

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-428	2	9.098	DC05-1065	2	3.75
DC97-428	2	4.517	DC05-1065	2	3.144
DC97-428	2	8.482	DC05-1065	2	6.84
DC97-428	2	7.971	DC05-1065	2	4.105
DC97-428	2	3.841	DC05-1065	2	4.781
DC97-436	2	4.92	DC05-1065	2	5.198
DC97-436	2	6.61	DC05-1065	2	4.81
DC97-436	2	9.6	DC05-1065	2	12.425
DC97-436	2	4.4	DC05-1065	2	21.2
DC97-436	2	4.4	DC05-1065	2	5.307
DC97-436	2	5.802	DC05-1065	2	4.242
DC97-437	2	5.35	DC05-1065	2	7.92
DC97-437	2	3.1	DC05-1065	2	9.351
DC97-437	0.5	4.08	DC05-1065	2	7.432
DC97-440	2	3.02	DC05-1065	2	13.462
DC97-447	2	6.71	DC05-1065	2	24
DC97-447	2	4.56	DC05-1065	2	10.822
DC97-447	2	3.34	DC05-1065	2	13.956
DC97-447	2	3.65	DC05-1065	2	13.508
DC97-447	2	10.1	DC05-1065	2	3.746
DC97-447	2	3.08	DC05-1065	2	3.083
DC97-447	2	5.326	DC05-1065	2	7.03
DC97-447	2	11.7	DC05-1065	2	4.16
DC97-447	2	3.61	DC05-1065	2	7.781
DC97-448	2	3.24	DC05-1065	2	14.5
DC97-448	2	4.92	DC05-1065	2	8.025
DC97-448	2	4.03	DC05-1065	2	6.455
DC97-448	2	4.85	DC05-1065	2	7.263
DC97-448	2	30	DC05-1065	2	6.995
DC97-448	2	3.63	DC05-1065	2	3.934
DC98-453	2	3.76	DC05-1065	2	3.115
DC98-453	2	14.422	DC05-1065	2	3.34
DC98-454	2	3.685	DC05-1065	2	6.254
DC98-454	2	4.005	DC05-1065	2	5.41
DC98-454	2	4.617	DC05-1065	2	3.31
DC98-454	2	5.12	DC05-1065	2	3.338
DC98-454	2	4.886	DC05-1065	2	3.032
DC98-454	2	8.544	DC05-1065	2	5.095
DC98-454	2	3.075	DC05-1065	2	3.866
DC98-454	2	3.02	DC05-1065	2	3.418
DC98-454	2	3.47	DC05-1065	2	3.336
DC98-454	2	3.925	DC05-1065	2	6.584
DC98-454	2	3.26	DC05-1065	2	7.196
DC98-454	2	3.6	DC05-1065	2	6.05
DC98-454	2	3.815	DC05-1065	2	4.15
DC98-454	2	5.655	DC05-1065	2	10.8
DC98-454	2	5.865	DC05-1065	2	8.113
DC98-454	2	4.707	DC05-1065	2	19.594
DC98-454	2	4.937	DC05-1065	2	16.055
DC98-454	2	7.015	DC05-1065	2	5.98
DC98-454	2	4.425	DC05-1065	2	20.172

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-454	2	4.42	DC05-1065	2	16.47
DC98-454	2	3.37	DC05-1065	2	6.92
DC98-454	2	7.37	DC05-1065	2	3.621
DC98-454	2	4.12	DC05-1065	2	5.02
DC98-454	2	4.529	DC05-1065	2	4.942
DC98-454	2	3.869	DC05-1065	2	3.539
DC98-454	2	3.965	DC05-1065	2	4.65
DC98-455	2	3.027	DC05-1065	2	3.71
DC98-455	2	4.566	DC05-1065	2	6.729
DC98-455	2	3.882	DC05-1065	2	5.562
DC98-455	2	8.282	DC05-1065	2	4.465
DC98-455	2	5.659	DC05-1065	2	6.623
DC98-455	2	6.052	DC05-1065	2	9.81
DC98-455	2	3.003	DC05-1065	0.9	9.81
DC98-455	2	5.896	DC05-1067	2	4.079
DC98-455	2	14.243	DC05-1067	2	3.36
DC98-455	2	4.928	DC05-1067	2	3.06
DC98-455	2	6.478	DC05-1067	2	3.24
DC98-455	2	4.877	DC05-1067	2	4.07
DC98-455	2	5.339	DC05-1067	2	4.22
DC98-455	2	5.247	DC05-1067	2	6.033
DC98-455	2	11.994	DC05-1067	2	4.416
DC98-455	2	6.793	DC05-1067	2	4.91
DC98-455	2	13.975	DC05-1067	2	4.885
DC98-455	2	5.253	DC05-1067	2	4.692
DC98-455	2	9.04	DC05-1067	2	9.819
DC98-455	2	9.067	DC05-1067	2	5.404
DC98-455	2	3.819	DC05-1067	2	4.967
DC98-455	2	3.121	DC05-1067	2	5.855
DC98-455	2	11.334	DC05-1067	2	5.205
DC98-456	2	3.72	DC05-1067	2	4.94
DC98-456	2	4.64	DC05-1067	2	6.353
DC98-456	2	3.03	DC05-1067	2	4.357
DC98-456	2	4.36	DC05-1067	2	3.68
DC98-456	2	5.04	DC05-1067	2	9.283
DC98-456	2	7.9	DC05-1067	2	3.933
DC98-456	2	3.9	DC05-1067	2	5.76
DC98-456	2	9.7	DC05-1067	2	3.503
DC98-456	2	9.8	DC05-1067	2	4.067
DC98-456	2	13.7	DC05-1067	2	6.249
DC98-456	2	7.1	DC05-1067	2	3.342
DC98-456	2	3.4	DC05-1067	2	4.586
DC98-456	2	4.02	DC05-1067	2	4.931
DC98-457	2	3.046	DC05-1067	2	5.784
DC98-457	2	3.122	DC05-1067	2	3.842
DC98-457	2	3.593	DC05-1067	2	5.036
DC98-457	2	4.161	DC05-1067	2	5.452
DC98-457	2	3.949	DC05-1067	2	6.131
DC98-458	2	8.485	DC96-235	2	6.062
DC98-458	2	4.68	DC97-397	2	3.65
DC98-458	2	3.039	DC97-397	2	3.88

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-458	2	7.133	DC97-397	2	4.73
DC98-458	2	12.872	DC97-397	2	3.13
DC98-458	2	3.835	DC97-397	2	4.06
DC98-458	2	7.053	DC97-397	2	5.7
DC98-458	2	11.435	DC97-397	2	5.24
DC98-459	2	7.27	DC97-397	2	5.27
DC98-459	2	4.92	DC97-397	2	7.624
DC98-459	2	5.79	DC97-397	2	3.55
DC98-459	2	4.97	DC97-397	2	5.198
DC98-459	2	6.46	DC97-397	2	3.5
DC98-459	2	6.16	DC97-397	2	3.38
DC98-459	2	22.2	DC97-398	2	11.9
DC98-459	2	10	DC97-398	2	3.03
DC98-459	2	5.82	DC97-398	2	7.14
DC98-459	2	5.76	DC97-398	2	10.2
DC98-459	2	16.8	DC97-438	2	3.36
DC98-459	2	18.5	DC97-441	2	6.47
DC98-459	2	11.3	DC97-441	2	7.06
DC98-459	2	15	DC97-445	2	3.35
DC98-459	2	30	DC97-445	2	10.4
DC98-460	2	5.47	DC97-445	2	10.3
DC98-460	2	4.01	DC98-449	2	10
DC98-460	2	4.81	DC98-449	2	5.52
DC98-461	2	5.142	DC98-449	2	5.37
DC98-461	2	3.47	DC98-449	2	4.805
DC98-461	2	4.06	DC98-449	2	9.8
DC98-461	2	3.62	DC98-449	2	7.15
DC98-461	2	4.22	DC98-449	2	6.45
DC98-462	2	7.5	DC98-449	2	3.76
DC98-462	2	3.05	DC98-449	2	3.36
DC98-462	2	3.494	DC98-449	2	3.36
DC98-462	2	5.455	DC98-449	2	4.46
DC98-462	2	3.72	DC98-449	2	3.48
DC98-462	2	3.07	DC98-449	2	4.04
DC98-462	2	3.9	DC98-449	2	4.62
DC98-462	2	4.74	DC98-449	2	3.14
DC98-462	2	8.25	DC98-449	2	3.4
DC98-463	2	3.828	DC98-449	2	4.08
DC98-463	2	5.486	DC98-449	2	7.05
DC98-463	2	7.947	DC98-449	2	10.7
DC98-463	2	9.073	DC98-449	2	4.5
DC98-463	2	6.855	DC98-449	2	7.3
DC98-463	2	3.934	DC98-501	2	3.14
DC98-463	2	5.296	DC98-501	2	3.3
DC98-463	2	5.31	DC98-501	2	3.14
DC98-463	2	3.048	DC98-501	2	3.645
DC98-463	2	3.975	DC98-501	2	3.97
DC98-463	2	9.168	DC98-501	2	11.1
DC98-463	2	6.469	DC98-501	2	6.16
DC98-463	2	5.472	DC98-501	2	3.1
DC98-463	2	5.741	DC98-501	2	4.08

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-463	2	5.403	DC98-501	2	3.12
DC98-463	2	11	DC98-501	2	3.3
DC98-463	2	11.495	DC98-501	2	5.05
DC98-463	2	13.615	DC98-501	2	5.3
DC98-463	2	8.133	DC98-501	2	5.68
DC98-463	2	12.441	DC98-501	2	4.08
DC98-463	2	21.805	DC98-501	2	4.13
DC98-463	2	24.65	DC98-501	2	3.49
DC98-463	2	14.03	DC98-502	2	12
DC98-463	2	4.724	DC98-502	2	9.12
DC98-465	2	3.31	DC98-502	2	17.6
DC98-465	2	6.2	DC98-502	2	24.2
DC98-465	2	3.8	DC98-502	2	4.17
DC98-465	2	8.05	DC98-502	2	3.32
DC98-465	2	3.67	DC98-502	2	3.87
DC98-465	2	7.97	DC98-502	2	6.25
DC98-465	2	6.82	DC98-502	2	9.28
DC98-465	2	3.36	DC98-502	2	30
DC98-465	2	3.04	DC98-502	2	30
DC98-467	2	4.045	DC98-502	2	17.3
DC98-467	2	4.76	DC98-502	2	13.228
DC98-467	2	16.6	DC98-502	2	4.94
DC98-467	2	8.15	DC98-506	2	8.61
DC98-467	2	8.3	DC98-506	2	8.43
DC98-467	2	3.68	DC98-506	2	7.41
DC98-467	2	3.23	DC98-506	2	3.43
DC98-467	2	6.95	DC98-506	2	4.558
DC98-467	2	8.65	DC98-513	2	5.73
DC98-467	2	4.72	DC98-513	2	10.5
DC98-467	2	6.25	DC98-513	2	9.65
DC98-467	2	3.207	DC98-513	2	3.43
DC98-468	2	8.792	DC98-513	2	4.12
DC98-468	2	4.926	DC98-513	2	7.86
DC98-468	2	4.389	DC98-513	2	3.98
DC98-468	2	3.279	DC98-516	2	3.731
DC98-468	2	3.804	DC98-516	2	4.23
DC98-468	2	6.223	DC98-516	2	5.001
DC98-468	2	5.777	DC98-516	2	3.254
DC98-468	2	11.493	DC98-518	2	3.37
DC98-469	2	3.36	DC98-518	2	4.2
DC98-469	2	3.456	DC98-518	2	5.19
DC98-469	2	3.554	DC98-518	2	6.41
DC98-469	2	4.52	DC98-518	2	8.5
DC98-469	2	5.48	DC98-518	2	8.33
DC98-469	2	3.92	DC98-518	2	6.64
DC98-469	2	3.196	DC98-518	2	4.8
DC98-469	2	5.891	DC98-518	2	3.181
DC98-469	2	3.216	DC98-518	2	3.16
DC98-470	2	4.319	DC98-518	2	3.22
DC98-470	2	3.385	DC98-518	2	9.11
DC98-470	2	3.25	DC98-518	2	12.48

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-471	2	14.958	DC98-518	2	11.73
DC98-471	2	10.98	DC98-518	2	3.03
DC98-471	2	17.9	DC98-519	2	3.58
DC98-471	2	3.835	DC98-519	2	6.06
DC98-471	2	4.02	DC98-519	2	5.15
DC98-471	2	7.136	DC98-519	2	15.5
DC98-473	2	4.772	DC98-519	2	8.53
DC98-473	2	9.623	DC98-519	2	7.38
DC98-473	2	11.607	DC98-519	2	5.46
DC98-473	2	3.67	DC98-519	2	4.46
DC98-473	2	3.867	DC98-519	2	3.1
DC98-473	2	3.787	DC98-519	2	5.79
DC98-473	2	3.919	DC98-519	2	4.16
DC98-473	2	10.026	DC98-519	2	6.49
DC98-475	2	7.947	DC98-519	2	12.1
DC98-475	2	3.259	DC98-519	2	8.76
DC98-475	2	3.04	DC98-519	2	27.5
DC98-475	2	5.787	DC98-519	2	16.1
DC98-475	2	7.536	DC98-519	2	7.84
DC98-475	2	3.02	DC98-519	2	9.02
DC98-475	2	13.466	DC98-519	2	9.79
DC98-476	2	7.07	DC98-519	2	7.81
DC98-476	2	9.63	DC98-519	2	5.77
DC98-476	2	9.94	DC98-519	2	6.383
DC98-476	2	4.54	DC98-522	2	3.69
DC98-476	2	5.09	DC98-522	2	6.59
DC98-476	2	7.26	DC98-522	2	14.903
DC98-476	2	4.18	DC98-522	2	3.38
DC98-476	2	3.68	DC98-522	2	30
DC98-476	2	7.35	DC98-522	2	28.898
DC98-477	2	3.6	DC98-522	2	4.35
DC98-477	2	8.38	DC98-522	2	10.8
DC98-477	2	5.17	DC98-522	2	4.97
DC98-477	2	3.35	DC98-522	2	4.59
DC98-477	2	3.66	DC98-522	2	15.08
DC98-478	2	4.273	DC98-522	2	5.07
DC98-478	2	4.074	DC98-522	2	6.62
DC98-478	2	3.765	DC98-523	2	5.44
DC98-478	2	5.225	DC98-523	2	3.54
DC98-478	2	4.77	DC98-523	2	3.53
DC98-478	2	8.389	DC98-523	2	4.815
DC98-478	2	10.852	DC98-523	2	3.55
DC98-478	2	9.238	DC98-523	2	5.565
DC98-478	2	10.129	DC98-523	2	3.56
DC98-478	2	5.502	DC98-523	2	7.65
DC98-478	2	4.116	DC98-523	2	15.9
DC98-478	2	4.095	DC98-523	2	7.76
DC98-478	2	14.008	DC98-523	2	3.04
DC98-478	2	14.631	DC98-523	2	3.89
DC98-478	2	18.947	DC98-523	2	4.07
DC98-478	2	3.793	DC98-523	2	4.24

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-479	2	3.69	DC98-523	2	4.645
DC98-479	2	3.145	DC98-523	2	4.07
DC98-479	2	3.08	DC98-525	2	3.3
DC98-479	2	3.14	DC98-525	2	4.72
DC98-479	2	5.38	DC98-525	2	3.141
DC98-479	2	5.01	DC98-528	2	4.735
DC98-479	2	4.07	DC98-528	2	10.02
DC98-479	2	15.4	DC98-528	2	8.455
DC98-480	2	6.95	DC98-528	2	9.355
DC98-480	2	6.65	DC98-528	2	8.76
DC98-480	2	3.13	DC98-528	2	5.981
DC98-481	2	6.209	DC98-528	2	5.49
DC98-481	2	5.798	DC98-528	2	3.75
DC98-481	2	6.87	DC98-528	2	5.67
DC98-481	2	6.636	DC98-528	2	7.74
DC98-481	2	4.287	DC98-528	2	9.19
DC98-481	2	5.258	DC98-528	2	4.454
DC98-481	2	3.148	DC98-528	2	5.12
DC98-481	2	8.473	DC98-528	2	3.305
DC98-481	2	6.069	DC98-528	2	8.655
DC98-481	2	4.497	DC98-528	2	9.16
DC98-481	2	3.872	DC98-528	2	7.995
DC98-481	2	4.108	DC98-528	2	12.6
DC98-481	2	3.339	DC98-528	2	5.345
DC98-481	2	6.126	DC98-528	2	3.315
DC98-481	2	4.765	DC98-534	2	13.14
DC98-481	2	4.505	DC98-534	2	11.25
DC98-481	2	5.09	DC98-534	2	3.135
DC98-481	2	4.87	DC98-534	2	4.84
DC98-481	2	3.155	DC98-534	2	5.37
DC98-482	2	3.02	DC98-534	2	3.81
DC98-482	2	3.42	DC98-534	2	4.585
DC98-482	2	4.77	DC98-534	2	12.235
DC98-483	2	4.2	DC98-534	2	15.6
DC98-483	2	4.35	DC98-534	2	18.1
DC98-483	2	3.124	DC98-534	2	9.661
DC98-483	2	4.33	DC98-534	2	7.1
DC98-483	2	3.876	DC98-534	2	18.9
DC98-483	2	5.356	DC98-536	2	3.606
DC98-483	2	4.101	DC98-536	2	4.5
DC98-484	2	4.245	DC98-536	2	5.702
DC98-484	2	3.8	DC98-536	2	7.439
DC98-484	2	9.34	DC98-536	2	10.739
DC98-484	2	12.725	DC98-536	2	4.391
DC98-484	2	7.315	DC98-536	2	4.332
DC98-484	2	3.925	DC98-536	2	4.727
DC98-484	2	5.285	DC98-536	2	4.831
DC98-484	2	3.985	DC98-536	2	5.683
DC98-486	2	4.72	DC98-536	2	5.333
DC98-486	2	4.56	DC98-536	2	3.708
DC98-486	2	6.5	DC98-536	2	4.041

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-486	2	4.5	DC98-536	2	3.088
DC98-486	2	3.57	DC98-538	2	6.719
DC98-486	2	3.42	DC98-538	2	5.615
DC98-486	2	7.24	DC98-538	2	3.308
DC98-486	2	11.9	DC98-538	2	10.317
DC98-486	2	12.4	DC98-538	2	12.72
DC98-486	2	5.29	DC98-538	2	9.918
DC98-486	2	4.08	DC98-538	2	13.487
DC98-486	2	14.4	DC98-538	2	12.294
DC98-486	2	19.8	DC98-538	2	5.079
DC98-486	2	3.56	DC98-538	2	3.223
DC98-486	2	12	DC98-538	2	5.173
DC98-486	2	4.29	DC98-538	2	3.919
DC98-486	2	6.25	DC98-538	2	9.781
DC98-486	2	5.05	DC98-538	2	7.693
DC98-486	2	8.987	DC98-538	2	6.725
DC98-486	2	18.25	DC98-538	2	5.476
DC98-487	2	6.383	DC98-538	2	8.86
DC98-487	2	16.319	DC98-538	2	7.428
DC98-487	2	3.32	DC98-538	2	4.456
DC98-487	2	3.35	DC98-539	2	7.175
DC98-487	2	8.15	DC98-539	2	19.306
DC98-487	2	5.8	DC98-539	2	26.1
DC98-487	2	26.4	DC98-539	2	6.57
DC98-487	2	15	DC98-539	2	4.082
DC98-487	2	3.9	DC98-539	2	3.4
DC98-487	2	16.611	DC98-539	2	8.53
DC98-487	2	25.8	DC98-539	2	7.83
DC98-488	2	3.42	DC98-539	2	13.339
DC98-488	2	10.1	DC98-539	2	4.16
DC98-488	2	7.93	DC98-539	2	3.56
DC98-488	2	5.2	DC98-539	2	3.992
DC98-488	2	4.18	DC98-539	2	5
DC98-488	2	5.51	DC98-539	2	3.41
DC98-488	2	3.55	DC98-539	2	3.5
DC98-488	2	3.82	DC98-539	2	6.45
DC98-489	2	4.44	DC98-539	2	6.59
DC98-489	2	4.25	DC98-539	2	7.516
DC98-489	2	4.76	DC98-541	2	8.1
DC98-489	2	5.019	DC98-541	2	5.38
DC98-489	2	5.863	DC98-541	2	3.145
DC98-489	2	15.6	DC98-541	2	3.01
DC98-489	2	13.9	DC98-541	2	3.1
DC98-489	2	4.46	DC98-541	0.3	3.89
DC98-489	2	7.87	DC98-542	2	3.535
DC98-489	2	5.82	DC98-542	2	11.845
DC98-489	2	6.87	DC98-542	2	17.568
DC98-489	2	10.3	DC98-543	2	4.09
DC98-489	2	5.66	DC98-543	2	6.06
DC98-489	2	4.34	DC98-543	2	3.629
DC98-489	2	3.47	DC98-543	2	5.5

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-489	2	11.8	DC98-543	2	5.66
DC98-489	2	3.99	DC98-543	2	6.28
DC98-489	2	3.51	DC98-543	2	16.6
DC98-489	2	10.3	DC98-543	2	9.58
DC98-489	2	10.2	DC98-543	2	5.205
DC98-489	2	12.5	DC98-543	2	8.62
DC98-489	2	10.625	DC98-543	2	8.88
DC98-489	2	8.87	DC98-543	2	8
DC98-489	2	4.81	DC98-543	2	6.46
DC98-489	2	12.4	DC98-543	2	3.65
DC98-489	2	9.01	DC98-543	2	8.85
DC98-489	2	8.8	DC98-543	2	12.9
DC98-489	2	21.1	DC98-543	2	11.144
DC98-489	2	18	DC98-543	2	3.39
DC98-489	2	6	DC98-543	2	4.02
DC98-489	2	8.31	DC98-543	2	6.18
DC98-489	2	23.3	DC98-543	2	13.1
DC98-489	2	4.29	DC98-543	2	7.761
DC98-489	2	3.58	DC98-543	2	3.06
DC98-489	2	11.6	DC98-543	2	7.075
DC98-489	2	5.69	DC99-545	2	3.807
DC98-489	2	3.029	DC99-545	2	4.001
DC98-490	2	3.29	DC99-545	2	3.354
DC98-490	2	3.31	DC99-545	2	3.763
DC98-490	2	3.18	DC99-545	2	6.78
DC98-490	2	4.22	DC99-545	2	8.135
DC98-490	2	3.54	DC99-545	2	4.1
DC98-490	2	3.79	DC99-545	2	3.691
DC98-490	2	6.71	DC99-545	2	4.111
DC98-490	2	3.134	DC99-545	2	4.918
DC98-490	2	4.42	DC99-545	2	5.667
DC98-490	2	4.42	DC99-545	2	4.75
DC98-490	2	3.67	DC99-545	2	3.537
DC98-490	2	3.65	DC99-545	2	3.322
DC98-490	2	9.41	DC99-546	2	9.5
DC98-490	2	4.37	DC99-546	2	9.375
DC98-490	2	3.29	DC99-546	2	8.175
DC98-490	2	4.59	DC99-546	2	7.675
DC98-490	2	4.15	DC99-546	2	11.2
DC98-490	2	3.25	DC99-546	2	9.715
DC98-490	2	3.31	DC99-546	2	4.318
DC98-490	2	4.64	DC99-546	2	3.18
DC98-490	2	5.26	DC99-546	2	13.9
DC98-490	2	6.58	DC99-546	2	17.1
DC98-490	2	5.24	DC99-546	2	14.5
DC98-492	2	3.95	DC99-546	2	14.9
DC98-492	2	4.89	DC99-546	2	3.39
DC98-492	2	4.26	DC99-546	2	4.09
DC98-492	2	4.61	DC99-546	2	5.22
DC98-492	2	4.025	DC99-546	2	10.6
DC98-492	2	10.304	DC99-546	2	4.07

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-492	2	5.827	DC99-546	2	6.915
DC98-492	2	3.291	DC99-546	2	5.895
DC98-492	2	5.95	DC99-546	2	3.031
DC98-492	2	7.42	DC99-546	2	4.301
DC98-492	2	4.1	DC99-546	2	12.9
DC98-492	2	10.1	DC99-546	2	19.489
DC98-492	2	8.32	DC99-547	2	5.518
DC98-492	2	6.77	DC99-547	2	16.78
DC98-492	2	13	DC99-547	2	4.709
DC98-492	2	8.14	DC99-547	2	5.378
DC98-492	2	9.22	DC99-547	2	5.542
DC98-492	2	4.744	DC99-547	2	6.896
DC98-492	2	16.6	DC99-547	2	7.26
DC98-492	2	3.86	DC99-547	2	9.77
DC98-492	2	7.57	DC99-547	2	6.542
DC98-492	2	6.13	DC99-548	2	3.969
DC98-492	2	4.92	DC99-548	2	3.455
DC98-492	2	10.2	DC99-548	2	5.67
DC98-492	2	3.71	DC99-548	2	4.785
DC98-492	2	4.783	DC99-548	2	6.58
DC98-493	2	5.8	DC99-548	2	5.032
DC98-493	2	9.77	DC99-548	2	6.095
DC98-493	2	8.65	DC99-548	2	10.13
DC98-493	2	4.24	DC99-548	2	9.863
DC98-493	2	3.75	DC99-548	2	5.65
DC98-493	2	3.21	DC99-548	2	3.973
DC98-493	2	5.25	DC99-548	2	3.91
DC98-493	2	4.86	DC99-548	2	8.9
DC98-493	2	9.28	DC99-548	2	23.9
DC98-493	2	4.59	DC99-549	2	3.74
DC98-494	2	3.686	DC99-549	2	3.01
DC98-494	2	30	DC99-549	2	3.9
DC98-494	2	13.372	DC99-549	2	3.31
DC98-494	2	5.37	DC99-549	2	10.3
DC98-494	2	6.981	DC99-549	2	4.855
DC98-494	2	4.415	DC99-549	2	8.625
DC98-494	2	3.298	DC99-549	2	13.625
DC98-494	2	4.133	DC99-549	2	11.36
DC98-494	2	4.752	DC99-549	2	6.76
DC98-494	2	3.219	DC99-549	2	14.05
DC98-494	2	4.136	DC99-549	2	16.05
DC98-494	2	3.841	DC99-550	2	11.4
DC98-495	2	4.495	DC99-550	2	3.4
DC98-495	2	3.717	DC99-550	2	3.41
DC98-495	2	3.67	DC99-550	2	5.8
DC98-495	2	4.44	DC99-550	2	4.78
DC98-495	2	3.72	DC99-550	2	3.02
DC98-495	2	3.18	DC99-550	2	4.52
DC98-495	2	3.26	DC99-550	2	11.5
DC98-495	2	3.03	DC99-550	2	7.15
DC98-495	2	3.098	DC99-550	2	3.06

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-495	2	3.992	DC99-550	2	3.94
DC98-495	2	3.16	DC99-550	2	3.38
DC98-495	2	4.17	DC99-550	2	3.29
DC98-495	2	4.89	DC99-550	2	3.18
DC98-495	2	4.89	DC99-550	2	5.295
DC98-496	2	3.62	DC99-550	2	4.06
DC98-496	2	3.511	DC99-550	2	7.85
DC98-496	2	3.169	DC99-550	2	3.42
DC98-496	2	4.181	DC99-550	2	5.44
DC98-496	2	3.761	DC99-550	2	4.88
DC98-496	2	5.94	DC99-550	2	4.505
DC98-496	2	18.37	DC99-550	2	11.75
DC98-496	2	19.267	DC99-550	2	8.34
DC98-496	2	5.831	DC99-550	2	5.045
DC98-496	2	3.733	DC99-550	2	8.15
DC98-496	2	3.656	DC99-550	2	4.295
DC98-496	2	5.094	DC99-550	2	3.045
DC98-496	2	8.437	DC99-550	2	4.625
DC98-496	2	5.225	DC99-550	2	5.53
DC98-497	2	4.089	DC99-550	2	4.545
DC98-497	2	3.478	DC99-550	2	6.34
DC98-497	2	3.223	DC99-550	2	4.635
DC98-497	2	3.171	DC99-550	2	6.745
DC98-497	2	3.209	DC99-550	2	6.63
DC98-497	2	3.244	DC99-550	2	5.98
DC98-497	2	5.923	DC99-550	2	6.595
DC98-497	2	5.034	DC99-550	2	5.17
DC98-497	2	3.918	DC99-550	2	10.775
DC98-497	2	4.483	DC99-550	2	14.2
DC98-497	2	4.373	DC99-550	2	14.95
DC98-497	2	3.782	DC99-550	2	11.05
DC98-497	2	4.616	DC99-550	2	5.27
DC98-497	2	4.408	DC99-550	2	5.07
DC98-497	2	8.298	DC99-550	0.4	6.6
DC98-497	2	19.625	DC99-553	2	4.89
DC98-497	2	5.544	DC99-553	2	3.55
DC98-498	2	4.85	DC99-553	2	5.4
DC98-498	2	6.65	DC99-553	2	6.4
DC98-498	2	3.024	DC99-553	2	5.37
DC98-498	2	8.23	DC99-553	2	3.1
DC98-498	2	8.17	DC99-553	2	3.22
DC98-498	2	4.34	DC99-553	2	3.81
DC98-498	2	3.14	DC99-553	2	3.68
DC98-498	2	4.48	DC99-553	2	4.31
DC98-498	2	5.18	DC99-553	2	4.31
DC98-498	2	15.7	DC99-553	2	4.01
DC98-498	2	7.38	DC99-553	2	3.2
DC98-498	2	5.12	DC99-553	2	3.39
DC98-498	2	4.03	DC99-553	2	5.05
DC98-498	2	4.16	DC99-553	2	11.769
DC98-498	2	5.34	DC99-553	2	7.065

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-498	2	5.39	DC99-553	2	5.49
DC98-498	2	5.11	DC99-553	2	5.28
DC98-498	2	10.5	DC99-553	2	12.1
DC98-498	2	5.33	DC99-553	2	25.5
DC98-498	2	3.13	DC99-553	2	21.1
DC98-498	2	4.79	DC99-553	2	29.6
DC98-498	2	3.31	DC99-553	2	17.4
DC98-498	2	5.08	DC99-553	2	10.2
DC98-498	2	4.6	DC99-555	2	3.135
DC98-498	2	4.35	DC99-555	2	4.4
DC98-498	2	6.62	DC99-555	2	7.605
DC98-499	2	3.5	DC99-555	2	11.975
DC98-499	2	3.608	DC99-555	2	8.075
DC98-499	2	3.374	DC99-555	2	5.955
DC98-499	2	5.672	DC99-555	2	7.905
DC98-500	2	6.62	DC99-555	2	9.35
DC98-500	2	8.04	DC99-555	2	8.15
DC98-500	2	7.62	DC99-555	2	7.475
DC98-500	2	3.55	DC99-555	2	5.685
DC98-500	2	8.29	DC99-555	2	3.875
DC98-500	2	3.02	DC99-555	2	7.015
DC98-500	2	6.59	DC99-555	2	9.5
DC98-500	2	3.15	DC99-555	2	6.555
DC98-500	2	3.2	DC99-555	2	8.355
DC98-500	2	4.61	DC99-555	2	6.055
DC98-503	2	3.886	DC99-555	2	6.255
DC98-503	2	5.176	DC99-555	2	3.22
DC98-503	2	11.846	DC99-555	2	6.953
DC98-503	2	30	DC99-555	2	11.7
DC98-503	2	5.852	DC99-555	2	9
DC98-503	2	4.494	DC99-555	2	4.7
DC98-503	2	4.49	DC99-555	2	4.83
DC98-503	2	4.294	DC99-555	2	4.53
DC98-503	2	5.306	DC99-555	2	4.554
DC98-503	2	3.38	DC99-555	2	3.71
DC98-503	2	4.728	DC99-555	2	16
DC98-503	2	3.048	DC99-555	2	14.7
DC98-503	2	5.133	DC99-555	2	8.05
DC98-503	2	7.212	DC99-555	2	4.86
DC98-503	2	3.438	DC99-555	2	5.65
DC98-503	2	5.226	DC99-555	2	4.07
DC98-504	2	3.4	DC99-555	2	6.47
DC98-504	2	3.22	DC99-555	2	5.63
DC98-504	2	3.8	DC99-555	2	5.23
DC98-504	2	11.3	DC99-555	2	3.55
DC98-504	2	3.936	DC99-555	2	3.6
DC98-504	2	3.75	DC99-555	2	4.3
DC98-504	2	6.43	DC99-555	2	6.22
DC98-504	2	5.96	DC99-555	2	14.8
DC98-504	2	19.6	DC99-555	2	4.32
DC98-504	2	8.53	DC99-555	2	8.5

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-504	2	8.03	DC99-555	2	14.575
DC98-504	2	3.59	DC99-555	2	10.02
DC98-504	2	25.1	DC99-555	2	5.72
DC98-504	2	5.49	DC99-555	2	8.505
DC98-504	2	3.71	DC99-555	2	4.81
DC98-504	2	9.98	DC99-555	2	3.16
DC98-504	2	5.46	DC99-556	2	5.865
DC98-504	2	4.15	DC99-556	2	3.995
DC98-507	2	6.31	DC99-557	2	3.07
DC98-508	2	3.135	DC99-557	2	6.1
DC98-508	2	23.003	DC99-557	2	11.9
DC98-508	2	3.37	DC99-557	2	18.325
DC98-508	2	3.36	DC99-557	2	19.5
DC98-508	2	3.56	DC99-557	2	19
DC98-509	2	3.26	DC99-557	2	16.8
DC98-509	2	8.21	DC99-557	2	7.24
DC98-511	2	3.312	DC99-557	2	3.134
DC98-511	2	3.843	DC99-557	2	11.839
DC98-511	2	4.079	DC99-557	2	6.6
DC98-511	2	3.089	DC99-557	2	4.89
DC98-511	2	3.436	DC99-557	2	5.885
DC98-511	2	18.958	DC99-557	2	8.322
DC98-511	2	22.877	DC99-559	2	3.013
DC98-515	2	4.588	DC99-559	2	4.36
DC98-515	2	3.983	DC99-559	2	4.06
DC98-517	2	3.671	DC99-559	2	3.34
DC98-517	2	3.453	DC99-559	2	5.02
DC98-520	2	3.165	DC99-560	2	3.9
DC98-520	2	4.905	DC99-560	2	7.736
DC98-520	2	4.9	DC99-560	2	13.5
DC98-520	2	4.23	DC99-560	2	3.11
DC98-520	2	4.132	DC99-560	2	12.5
DC98-520	2	8.449	DC99-560	2	5.9
DC98-520	2	3.662	DC99-560	2	3.16
DC98-520	2	3.2	DC99-560	2	6.4
DC98-520	2	3.083	DC99-560	2	3.54
DC98-520	2	4.625	DC99-560	2	3.065
DC98-521	2	5.903	DC99-560	2	3.585
DC98-521	2	5.22	DC99-561	2	6.85
DC98-521	2	9.522	DC99-561	2	5.84
DC98-521	2	5.517	DC99-561	2	3.21
DC98-524	2	3.75	DC99-561	2	3.735
DC98-524	2	5.44	DC99-561	2	4.01
DC98-526	2	3.03	DC99-561	2	5.39
DC98-529	2	3.77	DC99-561	2	4.205
DC98-529	2	3.27	DC99-561	2	4.53
DC98-529	2	3.79	DC99-561	2	5.59
DC98-530	2	6.4	DC99-561	2	3.86
DC98-530	2	3.27	DC99-561	2	4.24
DC98-530	2	5.8	DC99-561	2	5.09
DC98-530	2	4.28	DC99-561	2	3.882

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-530	2	3.58	DC99-561	2	3.22
DC98-530	2	4.46	DC99-562	2	3.639
DC98-535	2	4.355	DC99-562	2	4.647
DC98-535	2	5.173	DC99-562	2	7.332
DC99-571	2	3.682	DC99-562	2	15.262
DC99-571	2	4.67	DC99-562	2	5.906
DC99-571	2	3.48	DC99-562	2	6.027
DC99-571	2	5.31	DC99-562	2	9.138
DC99-571	2	6.22	DC99-562	2	9.636
DC99-571	2	8.8	DC99-562	2	8.781
DC99-571	2	3.47	DC99-562	2	6.26
DC99-571	2	7.88	DC99-562	2	4.616
DC99-571	2	12.425	DC99-562	2	4.126
DC99-571	2	7.87	DC99-562	2	3.541
DC99-572	2	3.946	DC99-562	2	6.223
DC99-572	2	3.239	DC99-563	2	5.13
DC99-577	2	3.139	DC99-563	2	3.14
DC99-577	2	4.215	DC99-563	2	6.75
DCR96-306	2	3.579	DC99-563	2	7.6
DCR96-307	2	4.046	DC99-563	2	5.33
DCR96-308	2	3.802	DC99-563	2	8.7
DCR96-308	2	5.97	DC99-563	2	9.65
DCR96-308	2	5.782	DC99-563	2	7.4
DCR96-308	2	3.08	DC99-563	2	11.3
DCR96-308	2	9.982	DC99-563	2	3.15
DCR96-308	2	3.151	DC99-563	2	3.62
DCR96-309	2	4.075	DC99-563	2	3.3
DCR96-309	2	5.988	DC99-563	2	3.04
DCR96-309	2	22.819	DC99-563	2	3.13
DCR96-309	2	14.559	DC99-563	2	3.92
DCR96-309	2	3.764	DC99-564	2	4.22
DCR96-309	2	4.063	DC99-564	2	5.73
DCR96-309	2	3.442	DC99-564	2	4.98
DCR96-309	2	3.582	DC99-564	2	3.53
DCR96-309	2	10.992	DC99-564	2	3.82
DCR96-309	2	8.509	DC99-564	2	3.12
DCR96-309	2	6.166	DC99-564	2	3.545
DCR96-309	2	5.642	DC99-564	2	3.67
DCR96-309	2	5.354	DC99-564	2	3.315
DCR96-311	2	3.696	DC99-564	2	4.54
DCR96-311	2	3.902	DC99-564	2	3.01
DCR96-311	2	4.719	DC99-564	2	4.13
DCR96-311	2	9.048	DC99-564	2	4.605
DCR96-311	2	3.685	DC99-564	2	5.62
DCR96-311	2	5.942	DC99-564	2	4.375
DCR96-311	2	8.679	DC99-564	2	3.23
DCR96-311	2	3.166	DC99-564	2	3.45
DCR96-311	2	3.872	DC99-564	2	8.85
DCR96-311	2	6.157	DC99-564	2	5.97
DCR96-311	2	9.75	DC99-564	2	9.75
DCR96-311	2	3.026	DC99-566	2	3.951

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DCR96-311	2	3.052	DC99-566	2	4.795
DCR96-312	2	4.056	DC99-566	2	3.157
DCR96-312	2	9.327	DC99-566	2	3.839
DCR96-312	2	3.379	DC99-566	2	3.917
DCR96-319	2	6.138	DC99-566	2	3.401
DCR96-321	2	4.512	DC99-566	2	3.265
DCR96-321	2	8.16	DC99-566	2	3.1
DCR96-321	2	4.913	DC99-567	2	3.97
DCR96-323	2	3.051	DC99-567	2	4.24
DCR96-323	2	3.134	DC99-567	2	14.1
DCR96-323	2	4.212	DC99-567	2	7.1
DCR96-323	2	5.506	DC99-567	2	7.554
DCR96-324	2	13.473	DC99-567	2	3.3
DCR96-324	2	8.159	DC99-568	2	4.36
DCR96-324	2	8.143	DC99-568	2	4.1
DCR96-324	2	7.253	DC99-568	2	3.94
DCR96-324	2	8.53	DC99-568	2	3.17
DCR96-324	2	3.658	DC99-568	2	5.005
DCR96-324	2	7.015	DC99-568	2	7.45
DCR96-324	2	10.162	DC99-568	2	11.41
DCR96-324	2	6.123	DC99-568	2	4.387
DCR96-324	2	3.168	DC99-568	2	12.05
DCR96-324	2	7.464	DC99-568	2	8.96
DCR96-325	2	3.119	DC99-568	2	4.31
DCR96-325	2	4.682	DC99-568	2	4.38
DCR96-325	2	4.22	DC99-568	2	14.8
DCR96-325	2	3.538	DC99-569	2	3.33
DCR96-325	2	4.535	DC99-569	2	3.32
DCR96-325	2	5.761	DC99-569	2	4.555
DCR96-325	2	4.183	DC99-569	2	4.875
DCR96-325	2	4.195	DC99-569	2	5.075
DCR96-325	2	4.243	DC99-569	2	4.125
DCR96-325	2	4.618	DC99-569	2	3.65
DCR96-325	2	4.217	DC99-569	2	3.95
DCR96-325	2	6.488	DC99-569	2	3.34
DCR96-325	0.9	3.229	DC99-569	2	3.375
DCR96-326	2	9.765	DC99-569	2	3.705
DCR96-326	2	6.046	DC99-569	2	4.81
DCR96-327	2	6.888	DC99-569	2	3.24
DCR96-327	2	10.959	DC99-569	2	3.335
DCR96-327	2	6.475	DC99-573	2	3.052
DCR96-327	2	5.349	DGT05-1017	2	4.623
DCR96-327	2	6.974	DGT05-1017	2	3.759
DCR96-327	2	4.252	DR02-823	2	4.62
DCR96-327	2	3.6	DR02-823	2	11.525
DCR96-327	2	8.833	DR02-823	2	15.851
DCR96-327	2	3.06	DR02-823	2	13.258
DCR96-327	2	3.298	DR02-823	2	15.71
DCR96-327	2	7.148	DR02-823	2	8.202
DCR96-327	2	11.325	DR02-824	2	4.464
DCR96-327	2	5.635	DR02-826	2	3.32

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DCR96-327	2	4.3	DR02-826	2	3.57
DCR96-327	2	3.474	DR02-837	2	7.801
DCR96-327	2	4.053	DR02-837	2	9.14
DCR96-327	2	3.867	DR02-837	2	6.863
DCR96-327	2	3.018	DR02-837	2	5.164
DCR96-327	2	5.723	DR02-837	2	6.316
DCR96-327	2	4.357	DR97-342	2	4.839
DCR96-327	2	4.043	DR97-342	2	3.159
DCR96-327	2	8.352	DR97-342	2	6.205
DCR96-327	0.9	6.14	DR97-342	2	3.494
DCR96-328	2	3.699	DC01-619	2	5.822
DCR96-328	2	9.181	DC01-619	2	6.848
DCR96-328	2	18.116	DC01-619	2	8.017
DCR96-328	2	6.104	DC01-619	2	7.773
DCR96-328	2	3.291	DC01-619	2	6.146
DCR96-328	2	4.919	DC01-619	2	16.08
DCR96-328	2	3.123	DC01-619	2	11.09
DCR96-328	2	4.246	DC01-619	2	9.333
DCR96-328	2	8.988	DC01-619	2	8.495
DCR96-328	2	3.989	DC02-863	2	6.41
DCR96-328	2	4.594	DC02-863	2	3.465
DCR96-328	2	7.135	DC02-863	2	3.065
DCR96-328	2	18.69	DC02-863	2	4.962
DCR96-328	2	7.32	DC02-866	2	3.914
DCR96-328	2	3.252	DC05-1054	2	4.001
DCR96-328	2	3.126	DC05-1054	2	8.407
DCR96-328	2	3.652	DC05-1054	2	5.676
DCR96-328	2	6.576	DC05-1054	2	4.226
DCR96-328	2	3.644	AT99-2-3	2	3.71
DCR96-328	2	12.56	AT99-2-3	2	3.89
DCR96-328	2	8.903	AT99-2-4	2	7.15
DCR96-328	2	11.72	AT99-2-4	2	3.29
DCR96-328	0.9	14.1	AT99-2-4	2	4.75
DGT04-1012	2	3.29	DC01-585	2	3.212
DR02-662	2	4.029	DC01-585	2	5.844
DR02-662	2	3.369	DC01-585	2	4.857
DR02-662	2	4.56	DC01-587	2	3.63
DR02-663	2	4.055	DC01-587	2	9.33
DR02-778	2	3.16	DC01-589	2	3.344
DR02-785	2	8.732	DC01-596	2	7.084
DR02-785	2	6.107	DC01-596	2	9.046
DR02-786	2	6.454	DC01-597	2	5.105
DR02-786	2	8.65	DC01-597	2	4.31
DR02-786	2	8.425	DC01-597	2	4.742
DR02-786	2	6.346	DC01-597	2	3.443
DR02-786	2	6.65	DC01-597	2	4.585
DR02-786	2	4.213	DC01-597	2	5.621
DR02-786	2	7.055	DC01-597	2	6.002
DR02-788	2	3.385	DC01-597	2	6.865
DR02-844	2	3.386	DC01-599	2	3.762
DR02-844	2	4.427	DC01-600	2	9.716

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DR02-844	2	3.535	DC01-600	2	13.592
DR02-844	2	3.571	DC01-600	2	11.927
DR02-844	2	3.708	DC01-600	2	4.522
DR05-1003	2	3.69	DC01-605	2	6.347
DR97-338	2	6.34	DC01-605	2	7.489
DR97-338	2	3.218	DC01-605	2	8.163
DR97-350	2	3.538	DC01-605	2	3.607
DR97-350	2	8.664	DC01-608	2	8.034
DR97-350	2	7.703	DC01-608	2	3.634
DR97-350	2	4.285	DC01-608	2	7.575
DR97-350	2	5.572	DC01-608	2	4.024
DR97-350	2	4.28	DC01-609	2	3.572
DR97-350	2	4.022	DC01-609	2	4.128
DR97-350	2	7.027	DC01-609	2	15.588
DR97-350	2	9.05	DC01-609	2	5.675
DR97-350	2	8.714	DC01-611	2	7.24
DR97-350	2	9.105	DC01-611	2	3.171
DR97-350	2	5.758	DC01-611	2	10.271
DR97-350	2	7.736	DC01-611	2	3.26
DR97-350	2	4.266	DC01-611	2	9.461
DR97-350	2	6.193	DC01-611	2	11.135
DR97-350	2	3.95	DC01-613	2	7.891
DR97-351	2	4.362	DC01-613	2	18.445
DR97-351	2	7.198	DC01-613	2	4.639
DR97-352	2	4.376	DC01-615	2	12.134
DR97-352	2	12.223	DC01-615	2	14.763
DR97-352	2	3.928	DC01-617	2	4.221
DR97-352	2	30	DC01-617	2	5.639
DR97-352	2	30	DC01-619	2	20
DR97-352	2	13.807	DC01-625	2	15.104
DR97-352	2	8.125	DC01-625	2	9.652
DR97-352	2	6.708	DC01-625	2	6.949
DR97-352	2	13.18	DC01-625	2	12.96
DR97-352	2	19.22	DC01-625	2	5.826
DR97-352	2	3.979	DC01-625	2	7.545
DR97-352	2	4.526	DC02-672	2	4.697
DR97-352	2	5.986	DC02-681	2	20
DR97-352	2	3.34	DC02-681	2	20
DW02-831	2	11.434	DC02-681	2	20
DW02-831	2	6.697	DC02-681	2	8.536
DW02-831	2	14.909	DC02-683	2	4.998
LT-02	2	3.272	DC02-683	2	7.228
LT-04	2	3.525	DC02-683	2	7.55
LT-04	2	3.042	DC02-683	2	6.07
LT-04	2	5.059	DC02-683	2	13.551
LT-05	2	3.416	DC02-683	2	4.502
LT-05	2	7.171	DC02-683	2	6.84
LT-05	2	3.732	DC02-683	2	3.143
LT-07	2	4.95	DC02-683	2	3.151
LT-07A	2	3.341	DC02-683	2	5.363
LT-08B	2	3.201	DC02-857	2	4.725

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT-08B	2	4.283	DC02-859	2	3.922
LT-12B	2	3.151	DC02-859	2	3.428
LT-13	2	3.12	DC02-859	2	10.243
LT-13	2	4.625	DC02-859	2	7.687
LT-13	2	7.4	DC02-859	2	3.247
LT-13	2	5.41	DC02-859	2	3.305
LT-13	2	4.795	DC02-861	2	4.074
LT-13	2	4.18	DC02-861	2	9.284
LT-13	2	4.49	DC02-861	2	4.56
LT-13	2	4.06	DC02-861	2	3.944
LT-13	2	3.63	DC02-861	2	6.946
LT-13	2	4.86	DC02-861	2	11.83
LT-13	2	9.18	DC02-861	2	9.389
LT-13	2	4.71	DC02-861	2	7.86
LT-13	2	6.88	DC02-861	2	5.394
LT-13	2	4.38	DC02-862	2	6.792
LT-13	2	5.82	DC02-862	2	6.128
LT-13	2	3.305	DC02-863	2	12.534
LT-14A	2	11.096	DC02-863	2	3.539
LT-14A	2	6.918	DC02-863	2	20
LT-14A	2	5.137	DC02-863	2	3.522
LT-14A	2	3.202	DC02-863	2	3.695
LT-17	2	4.075	DC02-863	2	6.753
LT-17	2	3.527	DC02-863	2	7.347
LT-18E	2	3.733	DC02-863	2	4.678
LT-18F	2	3.014	DC02-863	2	4.788
LT-21D	2	5.156	DC02-863	2	5.024
LT-22	2	3.01	DC02-864	2	3.136
LT-23	2	3.4	DC02-864	2	3.82
LT-24	2	4.55	DC02-864	2	4.979
LT-24	2	3.065	DC02-865	2	4.256
LT-25B	2	3.773	DC02-865	2	6.854
LT-25B	2	7.45	DC02-865	2	5.214
LT-25B	2	3.675	DC02-865	2	5.222
LT-25B	2	3.3	DC02-865	2	4.604
LT-25C	2	3.05	DC02-865	2	4.418
LT-25C	2	3.725	DC02-865	2	12.151
LT-25C	2	5.35	DC02-865	2	15.521
LT-26	2	5.03	DC02-865	2	20
LT-26	2	3.03	DC02-865	2	18.432
LT-26	2	10	DC02-865	2	4.062
LT-26	2	5.95	DC02-865	2	3.492
LT-26	2	4.968	DC02-865	2	6.885
LT-27A	2	3.12	DC02-867	2	3.239
LT-27B	2	3.45	DC02-867	2	5.804
LT-27B	2	4.325	DC02-867	2	8.538
LT-27B	2	5.2	DC02-867	2	6.8
LT-27B	2	5.75	DC02-868	2	5.675
LT-27B	2	3.44	DC02-869	2	6.034
LT-27B	2	4.075	DC02-869	2	4.293
LT-27B	2	6.24	DC02-869	2	3.622

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT-27B	2	3.76	DC02-869	2	7.816
LT-27B	2	5.18	DC02-869	2	3.994
LT-27B	2	3.02	DC02-869	2	3.243
LT-27B	2	4.12	DC02-869	2	6.449
LT-27B	2	4.65	DC02-869	2	7.539
LT-27B	2	3.605	DC02-869	2	7.738
LT-32	2	5.642	DC02-869	2	4.454
LT-32	2	7.39	DC02-870	2	4.126
LT-32	2	3.865	DC02-872	2	3.836
LT01-60	2	3.286	DC02-878	2	7.02
LT01-60	2	3.091	DC02-878	2	6.24
LT01-60	2	3.051	DC02-881	2	3.85
LT01-60	2	3.038	DC05-1013	2	3.062
LT01-60	2	3.971	DC05-1013	2	7.302
LT01-61	2	6.133	DC05-1013	2	6.042
LT01-61	2	4.675	DC05-1018	2	3.213
LT01-61	2	3.217	DC05-1018	2	3.976
LT96-29B-2	2	7.95	DC05-1018	2	3.229
LT96-29B-2	1	7.95	DC05-1018	2	8.065
LT96-35-1	2	3.15	DC05-1052	2	6.406
LT96-36	2	3.69	DC05-1052	2	3.508
LT96-36	2	3.515	DC05-1057	2	5.22
LT96-36	2	3.34	DC05-1057	2	3.98
LT96-36	2	4.48	DC05-1057	2	11.3
LT97-13A-1	2	6.99	DC05-1057	2	8.566
LT97-13A-1	2	5.08	DC05-1057	2	12.43
LT97-13A-1	2	3.94	DC05-1057	2	15.455
LT97-13A1	2	3.35	DC05-1057	2	14.77
LT97-13A1	2	3.08	DC05-1057	2	5.46
LT97-13A1	2	4.13	DC05-1057	2	7.275
LT97-13A19	2	8.28	DC05-1057	2	3.38
LT97-13B-1	2	3.17	DC05-1059	2	4.03
LT97-13B-1	2	3.2	DC05-1059	2	3.518
LT97-17B-6	2	4.56	DC05-1059	2	5.1
LT97-17B-6	2	5.92	DC05-1059	2	9.2
LT97-17B-6	2	3.76	DC05-1059	2	3.402
LT97-17B-6	2	6.88	DC05-1059	2	4.64
LT97-17B-6	2	6.1	DC05-1059	2	3.29
LT97-17B-6	2	6.83	DC05-1059	2	3.22
LT97-17B-6	2	6.66	DC05-1059	2	6.478
LT97-24	2	3.23	DC05-1059	2	12.95
LT97-24	2	3.94	DC05-1060	2	3.342
LT97-24	2	9.36	DC05-1063	2	3.285
LT97-24	2	5.22	DC05-1063	2	4.005
LT97-24	2	13.3	DC05-1065	2	20
LT97-30-4	2	3.23	DC05-1065	2	3.614
LT97-30-4	2	4.21	DC05-1065	2	3.599
LT97-30-4	2	3.54	DC05-1067	2	3.634
LT97-30-4	2	3.79	DC96-277	2	5.21
LT97-30-4	2	4.46	DC97-438	2	6.15
LT97-30-4	2	3.22	DC97-442	2	3.365

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT97-30-4	2	3.76	DC97-442	2	9.425
LT97-30-4	2	4.67	DC97-442	2	8.508
LT97-30-4	2	9.77	DC97-445	2	3.805
LT97-30-4	2	4.29	DC97-445	2	7.83
LT97-30-4	2	3.14	DC97-445	2	3.67
LT97-30-4	2	21.6	DC98-449	2	8.416
LT97-30-4	2	4.2	DC98-502	2	3.01
LT97-30-4	2	9.34	DC98-502	0.1	3.01
LT97-30-4	2	3.8	DC98-514	2	7.434
LT97-30-4	2	22.4	DC98-514	2	10.94
LT97-30-4	2	17.5	DC98-514	2	10.514
LT97-31	2	6.11	DC98-514	2	3.32
LT97-40B	2	3.8	DC98-519	2	3.125
LT97-40B	2	24.7	DC98-522	2	13.9
LT97-40B	2	3	DC98-522	2	7.696
LT97-40B	2	6.66	DC98-522	2	4.331
LT97-40B	2	3.88	DC98-522	2	14.9
LT97-40B	2	3.95	DC98-522	2	6.42
LT97-40B	2	9.4	DC98-522	2	6.684
LT97-40B	2	4.79	DC98-522	2	6.124
LT97-40B	2	11.8	DC98-522	2	7.11
LT97-40B	2	4.86	DC98-522	2	4.247
LT97-40B	2	5.57	DC98-525	2	7.19
LT97-44-27	2	4.29	DC98-525	2	6.148
LT97-44-27	2	7.28	DC98-528	2	7.76
LT97-44-27	2	3.76	DC98-528	2	8.24
LT97-44-27	2	9.27	DC98-534	2	14.6
LT97-44-27	2	8.29	DC98-534	2	3.47
LT97-44-27	2	3.56	DC98-534	2	18.9
LT97-44-27	2	3.04	DC98-534	2	3.92
LT97-46-22	2	3.33	DC98-534	2	5.08
LT97-46-29	2	9.45	DC98-534	2	6.76
LT97-46-29	2	3.8	DC98-536	2	10.521
LT97-46-29	2	9.03	DC98-536	2	14.297
LT97-46-29	2	7.47	DC98-536	2	3.846
LT97-46-29	2	6.98	DC98-538	2	4.765
LT97-46-29	2	6.76	DC98-539	2	10.618
LT97-46-29	2	3.81	DC98-539	2	9.08
LT97-46-29	2	8.87	DC98-539	2	7.67
LT97-46-29	2	6.75	DC98-539	2	4.48
LT97-50-5	2	6.34	DC98-539	2	6.18
LT97-51	2	3.79	DC98-539	2	14.2
LT98-11-00	2	3.875	DC98-539	2	14.3
LT98-11-00	2	5.7	DC98-539	2	3.86
LT98-11-00	2	3.055	DC98-539	2	5.26
LT98-27-00	2	6.34	DC98-539	2	7.61
LT98-27-00	2	4.525	DC98-539	2	7.3
LT98-27-00	2	3.8	DC98-539	2	6.449
LT98-27-00	2	3.43	DC98-539	2	7.01
LT98-27-00	2	5.48	DC98-541	2	8.72
LT98-27-00	2	15.38	DC98-541	2	5.96

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT98-27-45	2	10.24	DC98-541	2	8.31
LT98-27120	2	4.4	DC98-541	2	5.92
LT98-27120	2	3.94	DC98-541	2	3.48
LT98-27120	2	7.75	DC98-543	2	4.68
LT98-27120	2	7.22	DC98-543	2	3.479
LT98-27120	2	3.13	DC98-543	2	7.95
LT98-28-00	2	3.4	DC99-545	2	5.32
LT98-32-1	2	3.98	DC99-545	2	5.651
LT98-32-1	2	6.66	DC99-546	2	6.8
LT98-32-1	2	7.24	DC99-546	2	3.2
LT98-32-1	2	5.785	DC99-546	2	20
LT98-32-1	2	4.33	DC99-546	2	9.15
LT98-32-1	2	4.35	DC99-548	2	7.499
LT98-52-55	2	4.08	DC99-549	2	11.295
LT98-52-55	2	3.47	DC99-550	2	4.53
LT98-52123	2	3.02	DC99-550	2	7.65
LT98-54-38	2	4.88	DC99-550	2	11.3
LT98-54-98	2	5.63	DC99-550	2	3.22
LT98-55A34	2	4.57	DC99-550	2	4.72
LT99-59-1	2	3.63	DC99-550	2	3.5
LT99-59-1	2	4.91	DC99-550	2	3.15
LT99-59-1	1	3.07	DC99-553	2	4.45
RC-009	2	4.021	DC99-553	2	3.94
RC-009	2	3.361	DC99-555	2	6.25
RC-009	2	23.349	DC99-555	2	5.41
RC-009	2	21.154	DC99-555	2	7.85
RC-009	2	8.743	DC99-555	2	3.975
RC-009	2	15.703	DC99-555	2	7.1
RC-009	2	4.423	DC99-555	2	3.3
RC-009	2	3.61	DC99-555	2	4.114
RC-009	2	4.636	DC99-555	2	3.225
RC-009	2	3.711	DC99-555	2	12.5
RC-010	2	4.805	DC99-555	2	17.35
RC-010	2	4.187	DC99-555	2	4.905
RC-013	2	3.529	DC99-555	2	4.157
RC-014	2	6.854	DC99-555	2	9.375
RC-014	2	3.307	DC99-555	2	3.795
RC-014	2	4.974	DC99-560	2	3.38
RC-014	2	5.542	DC99-560	2	5.55
RC-014	2	3.937	DC99-560	2	3.804
RC-014	2	6.131	DC99-560	2	4.84
RC-019	2	3.619	DC99-560	2	3.57
RC-019	2	5.177	DC99-560	2	4.5
RC-019	2	3.248	DC99-562	2	4.574
RC-019	2	3.55	DC99-562	2	4.584
RC-025	2	4.081	DC99-562	2	4.188
RC-025	2	5.621	DC99-562	2	3.437
RC-025	2	3.979	DC99-562	2	4.597
RC-025	2	4.55	DC99-563	2	3.078
RC-025	2	3.698	DC99-564	2	3.4
RC-025	2	3.041	DC99-566	2	8.741

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
RC-025	2	5.094	DC99-566	2	5.681
RC-025	2	3.854	DC99-566	2	3.194
RC-025	2	4.021	DC99-567	2	4.68
RC-025	2	3.936	DC99-567	2	4.835
RC-044	2	4.04	DC99-567	2	4.35
RC-045	2	5.758	DC99-567	2	3.855
RC-047	2	3.585	DC99-567	2	4.665
RC-047	2	3.399	DC99-567	2	7.929
RC-047	2	3.305	DC99-567	2	4.9
RC-048	2	4.625	DC99-567	2	19.2
RC-050	2	3.175	DC99-568	2	7.09
RC-050	2	7.818	DC99-568	2	3.045
RC-050	2	5.529	DC99-569	2	3.623
RC-050	2	3.917	DC99-569	2	8.475
RC-050	2	3.981	DC99-569	2	11.175
RC-052	2	3.32	DC99-569	2	5.23
RC-052	2	8.353	DGT05-1017	2	8.339
RC-052	2	6.523	DGT05-1017	2	3.458
RC-085	2	3.155	DGT05-1017	2	8.173
RC-086	2	12.552	DGT05-1017	2	13.531
RC-086	2	8.985	DGT05-1017	2	3.469
RC-087	2	4.561	DGT05-1017	2	10.353
RC-087	2	20.148	DGT05-1017	2	7.841
RC-090	2	8.591	DGT05-1017	2	13.453
RC-090	2	3.463	DGT05-1017	2	7.392
RC-091	2	4.835	DR02-826	2	4.805
RC-091	2	4.63	DR97-342	2	4.634
RC-091	2	10.065	DR97-342	2	6.487
RC-091	2	30	DR97-342	2	6.89
RC-091	2	5.024	DR97-342	2	5.37
RC-091	2	5.11	DR97-342	2	4.091
RC-091	2	3.035	DC01-611	2	3.754
RC-091	2	7.167	DC01-611	2	14.74
RC-091	2	4.149	DC01-611	2	3.302
RC-091	2	3.447	DC02-687	2	3.051
RC-092	2	5.161	DC02-687	2	4.415
RC-093	2	6.808	DC02-687	2	3.294
RC-098	2	3.232	DC02-687	2	3.395
RC-099	2	3.653	DC02-687	2	4.315
RC-105	2	4.125	DC02-687	2	4.062
RC-107	2	3.479	DC02-687	2	4.727
RC-107	2	4.638	DC02-688	2	5.739
RC-111	2	3.353	DC02-688	2	8.172
RC-111	2	5.697	DC02-688	2	8.365
RC-111	2	6.953	DC02-688	2	8.495
RC-112	2	4.716	DC02-688	2	3.11
RC-112	2	3.001	DC02-688	2	3.626
RC-113	2	5.158	DC02-688	2	3.824
RC-113	2	19.577	DC02-688	2	5.817
DC01-585	2	5.51	DC02-688	2	4.611
DC01-585	2	5.123	DC02-688	2	3.81

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC01-585	2	7.176	DC02-688	2	3.056
DC01-587	2	6.884	DC02-688	2	3.718
DC01-587	2	6.966	DC02-689	2	3.048
DC01-587	2	3.46	DC02-689	2	5.078
DC01-588	2	3.927	DC02-689	2	3.517
DC01-588	2	5.85	DC02-689	2	4.384
DC01-589	2	8.584	DC02-689	2	15
DC01-590	2	5.189	DC02-689	2	9.201
DC01-590	2	7.056	DC02-689	2	4.279
DC01-590	2	6.247	DC02-689	2	3.795
DC01-591	2	10.845	DC02-689	2	3.125
DC01-591	2	14.137	DC02-689	2	5.247
DC01-591	2	4.565	DC02-689	2	3.656
DC01-591	2	3.683	DC02-689	2	3.31
DC01-591	2	5.294	DC02-690	2	3.33
DC01-599	2	13.18	DC02-690	2	5.986
DC01-599	2	8.675	DC02-691	2	4.204
DC01-603	2	4.45	DC02-691	2	3.95
DC01-603	2	6.358	DC02-691	2	4.315
DC01-603	2	10.284	DC02-691	2	4.18
DC01-603	2	9.998	DC02-691	2	4.12
DC01-604	2	6.876	DC02-691	2	3.625
DC01-604	2	4.828	DC02-691	2	4.51
DC01-605	2	3.308	DC02-692	2	3.316
DC01-605	2	3.803	DC02-692	2	5.3
DC01-605	2	4.328	DC02-692	2	5.577
DC01-606	2	3.158	DC02-692	2	5.462
DC01-606	2	3.158	DC02-692	2	3.255
DC01-606	2	5.507	DC02-692	2	5.989
DC01-606	2	5.45	DC02-692	2	3.921
DC01-606	2	4.922	DC02-693	2	4.603
DC01-609	2	5.101	DC02-693	2	7.368
DC01-609	2	5.575	DC02-693	2	3.978
DC01-609	2	7.729	DC02-701	2	3.63
DC01-609	2	10.446	DC02-703	2	6.79
DC01-609	2	16.305	DC02-703	2	7.07
DC01-609	2	14.973	DC02-703	2	3.83
DC01-609	2	6.679	DC02-703	2	5.38
DC01-609	2	3.15	DC02-703	2	5.21
DC01-609	2	3.705	DC02-705	2	4.31
DC01-609	2	4.658	DC02-705	2	4.35
DC01-609	2	3.949	DC02-705	2	13.817
DC01-615	2	13.657	DC02-705	2	3.48
DC01-617	2	5.778	DC02-709	2	3.19
DC01-617	2	4.869	DC02-711	2	11.855
DC01-619	2	4.706	DC02-711	2	14.445
DC01-619	2	4.149	DC02-711	2	9.588
DC01-619	2	10.55	DC02-711	2	4.596
DC01-619	2	6.988	DC02-715	2	3.152
DC01-625	2	3.727	DC02-715	2	5.37
DC02-732	2	5.428	DC02-715	2	3.615

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-732	2	3.826	DC02-715	2	3.305
DC02-732	2	4.724	DC02-715	2	12.009
DC02-732	2	3.897	DC02-715	2	5.96
DC02-737	2	3.14	DC02-885	2	4.147
DC02-737	2	3.782	DC02-885	2	6.043
DC02-737	2	5.613	DC02-885	2	4.266
DC02-737	2	3.586	DC02-885	2	3.171
DC02-737	2	4.592	DC02-885	2	3.822
DC02-737	2	3.369	DC02-885	2	4.514
DC02-737	2	3.944	DC02-885	2	3.705
DC02-739	2	3.313	DC02-905	2	3.091
DC02-739	2	4.877	DC02-905	2	4.059
DC02-741	2	3.515	DC02-905	2	3.28
DC02-741	2	4.778	DC02-905	2	3.248
DC02-741	2	8.058	DC02-905	2	3.479
DC02-741	2	10.444	DC02-906	2	3.099
DC02-741	2	12.582	DC02-906	2	3.319
DC02-741	2	11.333	DC02-906	2	6.294
DC02-741	2	11.511	DC02-907	2	6.935
DC02-741	2	12.943	DC02-908	2	3.805
DC02-741	2	7.797	DC02-908	2	3.802
DC02-743	2	3.14	DC02-942	2	7.666
DC02-743	2	3.759	DC02-942	2	6.301
DC02-743	2	5.172	DC02-942	2	3.984
DC02-743	2	3.808	DC02-942	2	5.361
DC02-745	2	8.301	DC02-942	2	3.658
DC02-745	2	9.905	DC02-942	2	4.523
DC02-745	2	4.59	DC02-943	2	5.02
DC02-745	2	4.864	DC02-944	2	3.328
DC02-745	2	6.07	DC02-944	2	3.483
DC02-745	2	4.17	DC02-944	2	5.738
DC02-745	2	4.985	DC02-945	2	5.865
DC02-745	2	7.25	DC02-945	2	8.46
DC02-855	2	3.028	DC02-945	2	4.802
DC02-855	2	4.111	DC02-966	2	3.056
DC02-855	2	5.907	DC02-966	2	3.073
DC02-855	2	6.302	DC02-966	2	4.755
DC02-855	2	4.47	DC02-966	2	4.743
DC02-855	2	5.44	DC02-973	2	8.062
DC02-860	2	6.135	DC05-1030	2	3.845
DC02-860	2	4.46	DC05-1030	2	4.75
DC02-860	2	13.097	DC05-1030	2	4.35
DC02-860	2	20	DC05-1030	2	5.225
DC02-860	2	9.27	DC05-1030	2	4.575
DC02-860	2	11.28	DC05-1030	2	3.44
DC02-860	2	19.509	DC05-1030	2	3.77
DC02-862	2	3.05	DC05-1030	2	3.19
DC02-862	2	7.869	DC05-1030	2	5.019
DC02-862	2	3.251	DC05-1074	2	4.373
DC02-862	2	4.158	DC05-1074	2	4.88
DC02-862	2	5.459	DC05-1074	2	7.15

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-863	2	3.595	DC05-1074	2	3.99
DC02-864	2	3.822	DC05-1074	2	4.71
DC02-864	2	15.019	DC05-1074	2	3.47
DC02-865	2	3.545	DC05-1074	2	5.55
DC02-866	2	8.456	DC05-1074	2	3.205
DC02-866	2	7.413	DC05-1076	2	5.02
DC02-868	2	4.667	DC05-1076	2	3.8
DC02-868	2	3.346	DC05-1076	2	3.16
DC02-868	2	7.174	DC05-1076	2	4.77
DC02-868	2	3.38	DC05-1076	2	4.13
DC02-870	2	6.196	DC05-1076	2	3.49
DC02-870	2	9.335	DC05-1076	2	5.11
DC02-879	2	3.034	DC05-1076	2	3.235
DC02-879	2	5.694	DC05-1078	2	4.104
DC02-879	2	4.01	DC05-1078	2	8.694
DC02-879	2	3.474	DC05-1078	2	4.943
DC02-910	2	4.178	DC05-1078	2	3.038
DC02-910	2	4.906	DC05-1078	2	3.334
DC02-910	2	5.015	DC05-1078	2	9.923
DC02-910	2	3.142	DC05-1078	2	7.866
DC02-910	2	7.758	DC05-1080	2	6.6
DC02-910	2	6.492	DC05-1080	2	3.131
DC02-910	2	4.972	DC05-1080	2	3.16
DC02-910	2	3.215	DC05-1082	2	5.03
DC02-910	2	6.122	DC05-1082	2	3.139
DC02-910	2	3.441	DC05-1082	2	3.952
DC02-910	2	3.56	DC05-1082	2	4.82
DC02-911	2	6.125	DC05-1082	2	9.538
DC02-911	2	11.754	DC05-1082	2	5.725
DC02-911	2	8.402	DC05-1082	2	4.896
DC02-911	2	5.32	DC05-1082	2	3.866
DC02-911	2	8.264	DC05-1084	2	3.09
DC02-911	2	5.3	DC05-1086	2	4.467
DC02-911	2	6.407	DC05-1086	2	4.94
DC02-911	2	4.983	DC05-1086	2	3.822
DC02-911	2	6.555	DC05-1086	2	4.458
DC02-911	2	4.333	DC05-1086	2	4.267
DC02-912	2	3.126	DC05-1087	2	4.232
DC02-913	2	5.579	DC05-1087	2	3.428
DC02-913	2	5.26	DC05-1087	2	4.958
DC02-913	2	3.404	DC05-1087	2	5.92
DC02-913	2	7.296	DC05-1087	2	6.667
DC02-913	2	8.919	DC05-1087	2	9.348
DC02-913	2	11.203	DC05-1091	2	3.74
DC02-913	2	9.953	DC05-1091	2	3.08
DC02-913	2	7.226	DC05-1091	2	3.36
DC02-913	2	3.546	DC05-1091	2	3.77
DC02-915	2	3.347	DC05-1091	2	3.34
DC02-915	2	5.218	DC05-1091	2	3.62
DC02-915	2	3.745	DC05-1091	2	3.43
DC02-916	2	3.341	DC05-1091	2	3.37

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-916	2	3.343	DC05-1094	2	5.105
DC02-916	2	6.762	DC05-1094	2	3.476
DC02-917	2	6.706	DC05-1095	2	3.058
DC02-917	2	5.345	DC05-1095	2	6.059
DC02-917	2	3.124	DC05-1095	2	5.029
DC02-917	2	3.827	DC05-1097	2	4.532
DC02-917	2	3.922	DC05-1097	2	6.159
DC02-960	2	3.226	DC05-1097	2	5.926
DC02-962	2	3.607	DC05-1097	2	8.304
DC02-965	2	6.513	DC05-1097	2	11.34
DC02-965	2	4.639	DC05-1097	2	7.33
DC02-967	2	4.346	DC05-1097	2	6.521
DC05-1015	2	3.18	DC05-1097	2	5.554
DC05-1015	2	9.925	DC05-1097	2	7.761
DC05-1015	2	13.205	DC05-1097	2	8.464
DC05-1015	2	13.131	DC96-238	2	3.34
DC05-1015	2	3.214	DC96-238	2	4.54
DC05-1015	2	3.721	DC96-238	2	3.76
DC05-1015	2	3.129	DC96-238	2	4.59
DC05-1015	2	3.079	DC96-242	2	4.156
DC05-1016	2	3.97	DC96-242	2	4.433
DC05-1016	2	5.6	DC96-259	2	3.954
DC05-1016	2	10.3	DC96-259	2	6.306
DC05-1016	2	6	DC96-267	2	10.7
DC05-1016	2	3.8	DC96-267	2	4.52
DC05-1016	2	3.518	DC96-267	2	4.286
DC05-1016	2	3.914	DC96-267	2	7.75
DC05-1016	2	5.47	DC96-270B	2	5.69
DC05-1016	2	4.97	DC96-270B	2	7.05
DC05-1016	2	5.09	DC96-270B	2	7.3
DC05-1016	2	3.74	DC96-270B	2	7.98
DC05-1016	2	5.17	DC96-270B	2	3.66
DC05-1053	2	3.574	DC96-270B	2	3.13
DC05-1053	2	10.307	DC96-274	2	3.178
DC05-1053	2	7.401	DC96-288	2	3.588
DC05-1053	2	4.445	DC96-288	2	4.6
DC05-1053	2	11.498	DC97-397	2	3.186
DC05-1053	2	12.022	DC97-397	2	5.774
DC05-1053	2	6.94	DC97-397	2	15
DC05-1053	2	5.542	DC97-397	2	14.6
DC05-1053	2	9.439	DC97-397	2	14.8
DC05-1053	2	15.403	DC97-397	2	15
DC05-1053	2	11.677	DC97-397	2	11.3
DC05-1053	2	8.723	DC97-397	2	14.8
DC05-1053	2	10.35	DC97-397	2	8.318
DC05-1053	2	6.965	DC97-398	2	5.62
DC05-1053	2	4.837	DC97-398	2	4.4
DC05-1053	2	4.947	DC97-398	2	5.51
DC05-1053	2	7.263	DC97-410	2	5.55
DC05-1053	2	8.899	DC97-410	2	3.17
DC05-1053	2	3.297	DC97-419	2	3.11

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1053	2	4.416	DC97-419	2	5.11
DC05-1053	2	3.669	DC97-419	2	3.5
DC05-1053	2	4.251	DC97-419	2	6.4
DC05-1053	2	3.113	DC97-419	2	4.66
DC05-1053	2	5.865	DC97-434	2	3.77
DC05-1053	2	9.635	DC97-434	2	4.675
DC05-1053	2	16.62	DC97-434	2	4.83
DC05-1053	2	3.576	DC97-434	2	10.2
DC05-1053	2	5.905	DC97-434	2	3.8
DC05-1053	2	5.166	DC97-434	2	5.43
DC05-1054	2	7.604	DC97-434	2	5.99
DC05-1054	2	4.695	DC97-434	2	3.17
DC05-1054	2	7.876	DC97-434	2	3.36
DC05-1054	2	3.731	DC97-434	2	3.04
DC05-1054	2	3.115	DC98-451	2	4.678
DC05-1054	2	3.973	DC98-451	2	3.763
DC05-1054	2	9.003	DC98-451	2	3.217
DC05-1054	2	7.696	DC98-510	2	3.68
DC05-1054	2	6.227	DC98-510	2	3.113
DC05-1054	2	7.97	DC98-510	2	6.486
DC05-1054	2	7.694	DC98-510	2	3.28
DC05-1054	2	5.635	DC98-516	2	3.925
DC05-1054	2	3.864	DC98-516	2	3.172
DC05-1054	2	3.036	DC98-523	2	15
DC05-1054	2	5.139	DC98-523	2	15
DC05-1054	2	6.236	DC99-551	2	3.96
DC05-1054	2	4.83	DC99-556	2	3.93
DC05-1054	2	3.34	DC99-556	2	3.23
DC05-1054	2	5.638	DC99-556	2	3.625
DC05-1054	2	4.191	DC99-556	2	4.52
DC05-1055	2	3.026	DC99-556	2	4.39
DC05-1055	2	3.001	DC99-556	2	3.255
DC05-1055	2	4.081	DC99-556	2	3.045
DC05-1055	2	3.004	DC99-556	2	3.14
DC05-1055	2	3.201	DC99-557	2	5.15
DC05-1055	2	3.781	DC99-557	2	3.327
DC05-1055	2	3.784	DC99-563	2	4.25
DC05-1055	2	4.858	DC99-563	2	9.6
DC05-1055	2	4.294	DC99-563	2	8.8
DC05-1055	2	3.728	DC99-563	2	15
DC05-1055	2	3.237	DC99-563	2	7.15
DC05-1055	2	3.579	DC99-563	2	3.37
DC05-1055	2	4.863	DGT04-1010	2	3.24
DC05-1055	2	4.246	DR02-643	2	3.401
DC05-1055	2	5.551	DR02-643	2	4.491
DC05-1055	2	5.025	DR02-643	2	3.786
DC05-1055	2	3.13	DR02-643	2	3.869
DC05-1055	2	9.818	DR02-644	2	3.218
DC05-1056	2	4.712	DR02-644	2	4.443
DC05-1056	2	3.696	DR02-644	2	4.549
DC05-1056	2	3.272	DR02-644	2	3.119

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1056	2	3.678	DR02-644	2	3.713
DC05-1064	2	7.74	DR02-644	2	4.136
DC05-1064	2	7.487	DR02-645	2	3.591
DC05-1064	2	6.07	DR02-647	2	4.067
DC05-1066	2	5.402	DR02-647	2	3.981
DC05-1066	2	3.262	DR02-648	2	3.526
DC05-1066	2	4.865	DR02-648	2	6.35
DC05-1066	2	4.532	DR02-772	0.4	3.67
DC97-430	2	4.92	DR02-775	2	3.948
DC97-430	2	3.11	DR02-775	2	3.27
DC97-430	2	8.5	DR02-791	2	3.894
DC97-430	2	5.12	DR02-791	2	5.477
DC97-432	2	5.153	DR02-792	2	4.362
DC97-432	2	20	DR02-792	2	3.356
DC98-502	2	11.8	DR02-820	2	6.031
DC98-502	2	10.1	DR02-820	2	4.246
DC98-518	2	6.769	DR02-820	2	4.935
DC98-518	2	8.4	DR02-820	2	8.873
DC98-518	2	14.2	DR02-820	2	4.568
DC98-522	2	3.278	DR02-820	2	6.213
DC98-522	2	3.2	DR02-820	2	5.318
DC98-539	2	3.803	DR02-820	2	6.37
DC99-555	2	11	DR02-845	2	4.376
DC99-555	2	20	DR02-845	2	5.302
DC99-555	2	18.444	DR02-845	2	3.218
DC99-555	2	6.18	DR02-847	2	5.117
DC99-555	2	3.862	DR02-847	2	7.331
DC99-555	2	17.127	DR02-847	2	6.387
DC99-555	2	19.565	DR02-847	2	6.375
DC99-565	2	5.914	DR02-848	1.6	4.303
DC99-565	2	5.334	DR97-341	2	3.793
DC99-565	2	3.695	DR97-341	2	3.744
DC99-565	2	3.431	LT98-54184	2	9.34
DC99-565	2	4.023	LT98-54184	2	9.34
DC99-565	2	4.075	LT98-54184	2	5.73
DC99-565	2	7.378	LT98-54184	2	3.98
DC99-565	2	9.828	LT98-54264	2	5.01
DC99-565	2	9.094	AT98-1-5	2	4.5
DC99-565	2	20	DC01-611	2	14.535
DC99-567	2	6.75	DC01-611	2	29.6
DC99-567	2	5.895	DC02-687	2	3.92
DC99-567	2	3.87	DC02-687	2	3.075
DC99-567	2	4.355	DC02-687	2	5.562
DC99-567	2	3.675	DC02-687	2	4.503
DC99-570	2	3.07	DC02-687	2	3.786
DC99-570	2	3.07	DC02-687	2	3.791
DC99-570	2	3.07	DC02-687	2	3.703
DC99-570	2	3.51	DC02-687	2	3.903
DC99-570	2	3.97	DC02-687	2	5.515
DC99-570	2	3.55	DC02-687	2	4.959
DC99-573	2	3.293	DC02-689	2	3.909

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC99-573	2	7.61	DC02-703	2	3.01
DC99-573	2	4.285	DC02-709	2	3.85
DC99-573	2	4.874	DC02-711	2	5.56
DC99-573	2	9.814	DC02-715	2	5.131
DC99-573	2	8.815	DC02-715	2	3.499
DC99-573	2	8.29	DC02-715	2	3.979
DC99-573	2	4.981	DC02-715	2	4.06
DC99-573	2	3.058	DC02-715	2	18.634
DC99-573	2	6.171	DC02-715	2	5.716
DC99-573	2	3.081	DC02-723	2	30
DC99-573	2	10.658	DC02-723	2	30
DC99-573	2	14.39	DC02-723	2	18.649
DC99-573	2	3.99	DC02-723	2	9.468
DC99-573	2	5.202	DC02-723	2	9.323
DC99-573	2	6.193	DC02-723	2	6.437
DC99-574	2	3.25	DC02-723	2	3.581
DC99-574	2	4	DC02-723	2	15.156
DC99-574	2	3.54	DC02-727	2	4.773
DC99-574	2	5.594	DC02-727	2	3.002
DC99-574	2	4.75	DC02-727	2	8.827
DC99-574	2	3.19	DC02-727	2	12.655
DR02-633	2	3.308	DC02-727	2	5.51
DC01-585	2	6.552	DC02-727	2	9.954
DC01-590	2	4.086	DC02-748	2	3.797
DC01-590	2	5.7	DC02-748	2	3.613
DC01-591	2	3.648	DC02-748	2	5.363
DC01-599	2	11.27	DC02-749	2	5.23
DC01-605	2	12.653	DC02-749	2	14.846
DC01-605	2	4.558	DC02-749	2	4.39
DC01-605	2	3.009	DC02-749	2	4.321
DC01-607	2	9.895	DC02-749	2	4.5
DC02-737	2	4.967	DC02-749	2	12.027
DC02-737	2	5.307	DC02-749	2	5.321
DC02-875	2	3.044	DC02-749	2	3.551
DC02-875	2	3.935	DC02-854	2	16.858
DC02-910	2	3.207	DC02-854	2	11.234
DC02-913	2	3.883	DC02-854	2	4.135
DC05-1015	2	3.366	DC02-854	2	4.51
DC05-1015	2	3.042	DC02-854	2	3.27
DC05-1015	2	3.036	DC02-856	2	19.849
DC05-1015	2	4.774	DC02-856	2	25.231
DC05-1015	2	3.474	DC02-856	2	23.81
DC05-1015	2	5.702	DC02-858	2	3.013
DC05-1015	2	9.722	DC02-858	2	6.76
DC05-1015	2	12.673	DC02-858	2	3.355
DC05-1015	2	7.784	DC02-903	2	4.146
DC05-1016	1.1	3.44	DC02-903	2	4.162
DC05-1053	2	9.432	DC02-908	2	6.227
DC05-1053	2	15.488	DC02-908	2	7.656
DC05-1053	2	4.979	DC02-908	2	9.06
DC05-1053	2	9.686	DC02-908	2	11.205

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1055	2	3.216	DC02-908	2	12.33
DC05-1055	2	4.061	DC02-921	2	8.454
DC05-1055	2	3.828	DC02-921	2	13.133
DC05-1056	2	5.38	DC02-923	2	11.821
DC97-430	2	7.59	DC02-923	2	10.972
DC97-430	2	20	DC02-925	2	3.845
DC97-430	2	4.27	DC02-925	2	3.183
DC97-430	2	3.08	DC02-941	2	3.995
DC99-555	2	11	DC02-941	2	11.139
DC99-555	2	16.35	DC02-941	2	16.663
DC99-555	2	17.65	DC02-941	2	9.922
DC99-555	2	15.6	DC02-941	2	5.431
DC99-555	2	12.45	DC02-941	2	11.07
DC99-555	2	12.48	DC02-941	2	4.01
DC99-555	2	20	DC02-941	2	4.28
DC99-555	2	20	DC02-941	2	18.361
DC99-565	2	3.649	DC02-941	2	5.085
DC99-565	2	6.128	DC02-941	2	6.69
DC99-565	2	5.894	DC02-941	2	9.603
DC99-567	2	3.295	DC02-941	2	6.228
DC02-674	2	3.267	DC02-941	2	13.779
DC02-674	2	3.931	DC02-941	2	7.015
DC02-698	2	5.215	DC02-941	2	9.218
DC02-712	1.2	7.16	DC02-941	2	6.496
DC02-720	2	3.184	DC02-942	2	13.205
DC05-1025	2	3.447	DC02-942	2	4.667
DC05-1027	2	3.465	DC02-944	2	4.623
DC05-1028	2	3.716	DC02-944	2	4.215
DC05-1028	2	5.561	DC05-1065	2	14.644
DC05-1028	2	3.677	DC05-1065	2	5.258
DC05-1028	2	5.261	DC05-1065	2	10.848
DC05-1029	2	3.56	DC05-1065	2	5.333
DC05-1029	2	10.15	DC05-1074	2	3.03
DC05-1029	2	9.89	DC05-1081	2	4.619
DC05-1029	2	7.22	DC05-1081	2	7.821
DC05-1029	2	6.21	DC05-1081	2	4.537
DC05-1029	2	5.234	DC05-1081	2	16.149
DC05-1029	2	5.05	DC05-1081	2	12.656
DC05-1031	2	4.28	DC05-1081	2	3.774
DC05-1031	2	13.33	DC05-1081	2	10.337
DC05-1031	2	30	DC05-1081	2	26.535
DC05-1031	2	8.601	DC05-1081	2	30
DC05-1031	2	9.488	DC05-1081	2	9.887
DC05-1032	2	3.598	DC05-1081	2	5.292
DC05-1032	2	8.045	DC05-1081	2	3.754
DC05-1032	2	4.488	DC05-1081	2	13.345
DC05-1033	2	3.349	DC05-1081	2	10.728
DC05-1033	2	9.408	DC05-1087	2	3.107
DC05-1033	2	9.76	DC05-1087	2	7.018
DC05-1033	2	9.1	DC05-1087	2	3.298
DC05-1033	2	9.8	DC05-1089	2	8.361

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1033	2	3.13	DC05-1089	2	7.123
DC05-1033	2	3.5	DC05-1089	2	7.508
DC05-1033	2	7.53	DC05-1089	2	6.838
DC05-1035	2	4.359	DC05-1091	2	5.05
DC05-1035	2	4.544	DC05-1094	2	3.752
DC05-1035	2	3.137	DC05-1094	2	3.422
DC05-1035	2	9.49	DC05-1094	2	4.434
DC05-1035	2	8.529	DC05-1094	2	4.327
DC05-1035	2	25.3	DC05-1094	2	15.125
DC05-1035	2	4.336	DC05-1094	2	18.266
DC05-1035	2	10.829	DC05-1094	2	16.55
DC05-1035	2	8.729	DC05-1094	2	5.191
DC05-1036	2	3.625	DC05-1094	2	4.482
DC05-1048	2	4.365	DC05-1094	2	3.735
DC05-1048	0.1	5.55	DC05-1094	2	3.27
DC05-1068	2	4.81	DC05-1094	2	3.835
DC05-1068	2	3.661	DC05-1095	2	8.54
DC05-1068	2	3	DC05-1095	2	6.241
DC05-1068	2	4.37	DC05-1095	2	4.056
DC05-1072	2	9.404	DC05-1096	2	4.036
DC05-1072	2	9.091	DC05-1096	2	11.302
DC05-1088	2	5.013	DC05-1096	2	7.69
DC05-1090	2	6.324	DC05-1096	2	3.326
DC05-1098	2	9.335	DC05-1096	1	4.08
DC05-1098	2	22.298	DC05-1097	2	9.319
DC05-1098	2	5.473	DC96-204	2	3.89
DC05-1099	2	3.16	DC96-211	2	4.777
DC05-1099	2	6.855	DC96-232	2	5.464
DC05-1099	2	4.043	DC96-232	2	6.87
DC05-1099	2	3.13	DC96-232	2	3.368
DC05-1099	2	3.965	DC96-259	2	4.394
DC05-1100	2	3.495	DC96-259	2	7.916
DC05-1100	2	9.025	DC96-273	2	4.376
DC05-1101	2	4.346	DC96-273	2	3.092
DC05-1101	2	6.002	DC96-273	2	7.74
DC05-1101	2	5.996	DC96-273	2	9.364
DC05-1101	2	6.237	DC96-274	1	4.38
DC05-1101	2	10.373	DC96-275	2	6.424
DC05-1101	2	12.96	DC96-275	2	5.091
DC05-1102	2	5	DC96-275	2	4.31
DC05-1102	2	4.69	DC96-275	2	10.535
DC05-1102	2	12.75	DC96-275	2	9.552
DC05-1102	2	13.45	DC96-275	2	4.831
DC05-1102	2	16.5	DC96-275	2	4.03
DC05-1102	2	5.23	DC96-278	2	11.976
DC05-1102	2	3.69	DC96-278	2	5.466
DC05-1102	2	4.21	DC96-278	2	6.41
DC05-1102	2	4.55	DC96-278	2	3.053
DC05-1102	2	11.55	DC96-278	2	3.813
DC05-1102	2	7.51	DC96-278	2	4.298
DC05-1102	2	12.35	DC96-278	2	3.419

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1102	2	3.25	DC96-281	2	3.15
DC05-1102	2	3.16	DC96-283	2	3.31
DC05-1102	2	3.843	DC96-283	2	11.151
DC05-1102	2	3.78	DC96-283	2	3.95
DC05-1102	2	9.23	DC96-287	2	10.142
DC05-1103	2	3.29	DC96-287	2	6.448
DC05-1103	2	5.71	DC96-288	2	3.039
DC05-1103	2	5.71	DC96-288	2	5.173
DC05-1103	2	5.29	DC96-288	2	4.793
DC05-1103	2	4.44	DC96-293	2	3.194
DC05-1103	2	4.457	DC96-293	2	6.114
DC05-1103	2	8.38	DC97-395	2	18.072
DC05-1103	2	3.47	DC97-395	2	11.551
DC05-1103	2	5.26	DC97-395	2	3.057
DC05-1104	2	4.338	DC97-395	2	3.748
DC05-1104	2	4.866	DC97-395	2	4.024
DC05-1104	2	3.731	DC97-397	2	22.5
DC05-1104	2	8.178	DC97-397	2	3.32
DC05-1104	2	4.174	DC97-410	2	4.73
DC05-1104	2	11.712	DC97-410	2	6.22
DC05-1104	2	14.05	DC97-435	2	3.1
DC05-1104	2	4.478	DC97-435	2	3.45
DC95-162	2	6.217	DC98-452	2	12.977
DC95-162	2	7.624	DC98-452	1.8	6.164
DC95-162	2	4.586	DC99-569	2	8.8
DC95-162	2	5.672	DCR96-315	2	4.677
DC95-162	2	13.868	DCR96-315	2	5.431
DC95-162	2	12.012	DCR96-315	2	3.769
DC95-162	2	3.138	DCR96-331	2	3.099
DC95-168	2	4.409	DGT04-1010	2	7.438
DC95-168	2	5.64	DR02-639	2	16.106
DC95-168	2	10.627	DR02-639	2	4.061
DC95-169	2	8.348	DR02-644	2	4.622
DC95-169	2	5.562	DR02-644	2	4.223
DC95-169	2	8.012	DR02-668	2	6.164
DC95-169	2	11.544	DR02-668	2	10.036
DC95-169	2	5.222	DR02-752	2	15.547
DC95-169	2	10.038	DR02-752	2	23.667
DC95-169	2	8.308	DR02-752	2	5.071
DC95-169	2	13.534	DR02-752	2	4.873
DC95-169	2	11.536	DR02-752	2	4.349
DC95-169	2	4.424	DR02-775	2	4.49
DC95-169	2	3.136	DR02-790	2	4.957
DC95-175	2	3.94	DR02-790	2	6.488
DC95-175	2	6.66	DR02-792	2	7.079
DC95-175	2	4.333	DR02-792	2	4.752
DC95-175	2	11.438	DR02-792	2	4.002
DC95-178	2	5.008	DR02-792	2	3.859
DC95-178	2	7.727	DR02-792	2	3.063
DC95-178	2	4.494	DR02-792	2	3.571
DC95-178	2	10.202	DR02-792	2	3.762

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-178	2	3.323	DR02-792	2	3.977
DC95-178	2	4.592	DR02-792	2	3.307
DC95-178	2	3.114	DR02-805	2	5.867
DC95-180	2	24.053	DR02-806	2	6.315
DC95-180	2	8.755	DR02-806	2	4.357
DC95-180	2	8.06	DR02-806	2	6.219
DC95-188	2	3.946	DR02-806	2	3.999
DC95-188	2	13.284	DR02-807	2	10.951
DC95-191	2	20.571	DR02-816	2	8.697
DC95-191	2	3.02	DR02-816	2	9.882
DC96-194	2	5.957	DR02-816	2	3.486
DC96-194	2	5.102	DR02-816	1.4	5.15
DC96-194	2	6.76	DR02-820	2	3.843
DC96-194	2	3.907	DR02-820	2	3.449
DC96-194	2	4.2	DR02-820	2	3.232
DC96-194	2	7.374	DR02-820	2	3.312
DC96-194	2	3.683	DR97-335	2	5.06
DC96-194	2	5.097	DR97-335	2	4.145
DC96-194	2	9.45	DR97-336	2	10.634
DC96-194	2	8.608	DR97-336	2	3.51
DC96-194	2	6.269	DR97-337	1.3	3.15
DC96-194	2	5.283	DR97-337	1.7	3.857
DC96-194	2	5.75	DR97-340	2	5.97
DC96-194	2	7.388	DR97-340	2	4.95
DC96-194	2	10.938	DR97-340	2	5.697
DC96-194	2	5.239	DR97-345	2	7.889
DC96-195	2	6.5	DR97-345	2	14.236
DC96-195	2	3.06	DR97-345	2	14.787
DC96-195	2	15.3	DR97-379	2	3.38
DC96-195	2	5.95	DR97-379	2	3.564
DC96-195	2	3.74	DR97-379	2	3.74
DC96-195	0.2	3.74	DR97-379	2	3.591
DC96-197	2	7.3	DR97-379	2	7.061
DC96-197	2	3.58	DR97-379	2	5.594
DC96-197	2	3.44	DR97-382	2	3.228
DC96-197	2	7.101	DR97-382	2	8.143
DC96-197	2	8.805	LT98-54184	2	4.59
DC96-197	2	4.598	LT98-54264	2	3.21
DC96-197	2	3.21	LT98-54264	2	3.34
DC96-197	1.2	6.35	LT98-55B-3	2	4
DC96-198	2	4.61	LT98-55B-4	2	4.32
DC96-198	2	5.295	LT98-55B-4	2	10.2
DC96-198	2	15.952	LT98-55B-4	2	5.84
DC96-198	2	7.82	LT98-55B28	2	6.45
DC96-198	2	13.193	LT98-55B28	2	5.99
DC96-198	2	11.763	LT98-55B28	2	3.72
DC96-198	2	4.03	AT99-2-1	2	12.4
DC96-198	2	15.188	AT99-2-1	2	7.9
DC96-198	2	9.393	AT99-2-1	2	7.9
DC96-198	1.2	12.1	AT99-2-2	2	7.9
DC96-199	2	5.02	AT99-2-2	2	3.41

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-200	2	4.844	AT99-2-2	2	14.5
DC96-200	2	3.183	AT99-2-2	2	3.18
DC96-205	2	4.255	DC01-590	2	4.123
DC96-207	2	3.088	DC01-590	2	3.283
DC96-207	2	3.042	DC01-601	2	7.26
DC96-207	2	5.552	DC01-601	2	4.742
DC96-207	2	5.966	DC01-601	2	5.84
DC96-207	2	4.284	DC01-601	2	5.185
DC96-208	2	3.397	DC01-601	2	3.786
DC96-209	2	3.279	DC01-601	2	6.871
DC96-209	2	16.012	DC01-601	2	4.386
DC96-209	2	8.881	DC01-601	2	5.096
DC96-209	2	3.771	DC01-604	2	3.825
DC96-211	2	4.043	DC01-604	2	5.239
DC96-211	2	4.65	DC01-606	2	3.166
DC96-211	2	7.1	DC01-610	2	4.063
DC96-211	2	12.1	DC01-610	2	4.962
DC96-211	2	6.87	DC01-610	2	4.639
DC96-211	2	4.545	DC01-610	2	6.616
DC96-213	2	5.566	DC01-610	2	3.902
DC96-213	2	8.09	DC01-610	2	3.869
DC96-213	2	6.359	DC01-612	2	3.904
DC96-215	2	8.75	DC01-612	2	4.097
DC96-215	2	3.87	DC01-612	2	10.963
DC96-215	2	3.73	DC01-612	2	5.696
DC96-216	2	5.78	DC01-612	2	5.71
DC96-216	2	5.85	DC01-612	2	3.549
DC96-216	2	5.09	DC01-612	2	6
DC96-217	2	4.49	DC01-612	2	7.362
DC96-218	2	9.1	DC01-612	2	5.871
DC96-218	2	3.55	DC01-612	2	3.217
DC96-218	2	4.11	DC01-612	2	9.375
DC96-219	2	11.126	DC01-612	2	4.092
DC96-219	2	4.946	DC01-614	2	3.082
DC96-219	2	5.078	DC01-614	2	8.014
DC96-219	2	3.868	DC01-618	2	3.79
DC96-219	2	10.944	DC01-618	2	7.757
DC96-219	2	4.494	DC01-618	2	8.233
DC96-219	2	6.282	DC01-618	2	3.995
DC96-219	2	3.828	DC01-620	2	4.411
DC96-219	2	15.3	DC01-620	2	7.708
DC96-220	2	4.97	DC01-620	2	9.117
DC96-221	2	3.655	DC01-620	2	10.249
DC96-221	2	3.438	DC01-620	2	4.003
DC96-223	2	3.996	DC01-620	2	6.599
DC96-223	2	8.667	DC01-620	2	4.353
DC96-223	2	3.393	DC01-620	2	4.161
DC96-223	2	4.225	DC02-729	2	6.228
DC96-223	2	3.763	DC02-730	2	4.032
DC96-224	2	7.6	DC02-730	2	6.495
DC96-224	2	4.05	DC02-730	2	3.792

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-224	2	6.45	DC02-730	2	3.737
DC96-224	2	11.1	DC02-730	2	5.1
DC96-224	2	6.223	DC02-731	2	6.024
DC96-224	2	12.733	DC02-731	2	5.384
DC96-224	2	5.31	DC02-731	2	3.814
DC96-224	2	3.51	DC02-732	2	3.336
DC96-224	2	6.55	DC02-732	2	3.988
DC96-224	2	3.715	DC02-732	2	4.517
DC96-228	2	18.35	DC02-733	2	4.297
DC96-228	2	17.625	DC02-733	2	3.31
DC96-228	2	6.625	DC02-733	2	6.772
DC96-228	2	7	DC02-733	2	3.662
DC96-228	2	5.07	DC02-733	2	6.684
DC96-228	2	4.195	DC02-734	2	10
DC96-228	2	3.78	DC02-734	2	4.368
DC96-228	2	4.626	DC02-734	2	6.362
DC96-228	2	4.63	DC02-734	2	7.882
DC96-229	2	3.154	DC02-734	2	4.452
DC96-230	2	4.91	DC02-734	2	3.801
DC96-230	2	3.592	DC02-735	2	3.674
DC96-230	2	5.1	DC02-735	2	5.7
DC96-230	2	3.97	DC02-736	2	4.231
DC96-232	2	8.595	DC02-736	2	5.46
DC96-232	2	3.952	DC02-736	2	5.828
DC96-232	2	3.036	DC02-736	2	3.645
DC96-232	2	7.976	DC02-738	2	3.251
DC96-232	2	12.8	DC02-738	2	6.242
DC96-232	2	9.56	DC02-739	2	3.268
DC96-232	2	3.136	DC02-740	2	4.364
DC96-232	2	4.326	DC02-740	2	7.861
DC96-232	2	9.62	DC02-740	2	3.977
DC96-232	2	8.186	DC02-740	2	17.335
DC96-232	2	3.768	DC02-740	2	15.418
DC96-232	2	5.678	DC02-740	2	8.761
DC96-232	2	5.444	DC02-740	2	3.425
DC96-233	2	3.46	DC02-741	2	3.81
DC96-234	2	3.198	DC02-742	2	3.94
DC96-234	2	5.851	DC02-742	2	3.87
DC96-234	2	3.227	DC02-742	2	3.037
DC96-234	2	4.893	DC02-742	2	3.51
DC96-234	2	3.282	DC02-743	2	3.167
DC96-234	2	4.598	DC02-743	2	3.452
DC96-234	2	6.1	DC02-743	2	3.672
DC96-234	2	7.795	DC02-743	2	6.589
DC96-234	2	6.019	DC02-743	2	6.991
DC96-234	2	4.991	DC02-743	2	5.066
DC96-234	2	3.788	DC02-743	2	4.514
DC96-234	2	5.575	DC02-743	2	11.007
DC96-234	2	3.705	DC02-744	2	4.3
DC96-236	2	5.641	DC02-744	2	5.332
DC96-236	2	3.766	DC02-744	2	3.109

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-236	2	6.844	DC02-744	2	4.391
DC96-236	2	4.62	DC02-744	2	4.687
DC96-236	2	6.592	DC02-744	2	3.153
DC96-236	2	3.75	DC02-744	2	4.585
DC96-237	2	5.2	DC02-744	2	4.157
DC96-237	2	9.366	DC02-744	2	6.723
DC96-237	2	4.82	DC02-744	2	18.52
DC96-237	2	3.764	DC02-744	2	20
DC96-240	2	7.465	DC02-744	2	6.256
DC96-240	2	12.513	DC02-744	2	7.152
DC96-241	2	4.325	DC02-744	2	3.927
DC96-241	2	12.32	DC02-744	2	6.404
DC96-241	2	4.157	DC02-744	2	5.879
DC96-243	2	3.197	DC02-744	2	3.845
DC96-243	2	15.505	DC02-851	2	12.514
DC96-243	2	19.05	DC02-851	2	3.01
DC96-243	2	4.786	DC02-851	2	6.29
DC96-245	2	8.092	DC02-851	2	8.397
DC96-245	2	5.22	DC02-851	2	5.574
DC96-245	2	17.655	DC02-855	2	4.578
DC96-247	2	3.51	DC02-855	2	9.711
DC96-247	2	7.998	DC02-855	2	15.809
DC96-247	2	13.9	DC02-855	2	11.171
DC96-248	2	14.1	DC02-855	2	4.195
DC96-249	2	3.455	DC02-855	2	5.913
DC96-258	2	11.575	DC02-855	2	8.486
DC96-258	2	7.337	DC02-855	2	3.429
DC96-258	2	10.525	DC02-855	2	6.855
DC96-259	2	6.246	DC02-855	2	3.379
DC96-259	2	3.943	DC02-855	2	5.765
DC96-262	2	4.78	DC02-855	2	8.864
DC96-262	2	30	DC02-855	2	5.695
DC96-262	2	30	DC02-855	2	8.993
DC96-262	2	4.608	DC02-855	2	4.215
DC96-262	2	4.165	DC02-855	2	3.168
DC96-262	2	4.39	DC02-855	2	5.185
DC96-265	2	5.936	DC02-855	2	3.198
DC96-265	2	4.664	DC02-855	2	5.442
DC96-265	2	3.89	DC02-855	2	5.69
DC96-265	2	4.733	DC02-855	2	5.33
DC96-266	2	14.229	DC02-864	2	4.669
DC96-266	2	7.001	DC02-864	2	8.165
DC96-266	2	5.86	DC02-864	2	4.37
DC96-266	2	3.436	DC02-864	2	3.905
DC96-266	2	8.799	DC02-864	2	5.223
DC96-266	2	7.97	DC02-864	2	3.597
DC96-266	2	7.47	DC02-864	2	5.134
DC96-266	2	4.775	DC02-864	2	3.554
DC96-271	2	3.289	DC02-864	2	3.58
DC96-271	2	7.122	DC02-870	2	3.13
DC96-271	2	3.624	DC02-870	2	4.86

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-271	2	3.275	DC02-870	2	5.448
DC96-271	2	4.504	DC02-870	2	3.434
DC96-271	2	3.596	DC02-875	2	5.052
DC96-272	2	6.8	DC02-875	2	5.469
DC96-274	2	6.492	DC02-875	2	4.412
DC96-278	2	6.976	DC02-875	2	4.593
DC96-278	2	6.696	DC02-875	2	4.312
DC96-278	2	15.37	DC02-875	2	5.504
DC96-278	2	11.905	DC02-875	2	6.705
DC96-278	2	3.566	DC02-875	2	7.219
DC96-278	2	3.188	DC02-875	2	8.884
DC96-279	2	5.58	DC02-875	2	5.749
DC96-279	2	3.837	DC02-875	2	3.154
DC96-279	2	3.867	DC02-877	2	3.163
DC96-279	2	7.069	DC02-877	2	5.321
DC96-282	2	16.475	DC02-879	2	5.593
DC96-282	2	25.6	DC02-879	2	4.909
DC96-282	2	20.6	DC02-879	2	4.379
DC96-282	2	20.45	DC02-879	2	3.96
DC96-282	2	25.5	DC02-879	2	3.544
DC96-282	2	13.445	DC02-879	2	3.657
DC96-289	2	15.352	DC02-886	2	4.054
DC96-289	2	18.008	DC02-887	2	4.836
DC96-291	2	3.085	DC02-887	2	20
DC96-291	2	5.82	DC02-887	2	8.88
DC96-291	2	3.515	DC02-887	2	11.903
DC96-291	2	3.455	DC02-887	2	20
DC96-292	2	3.03	DC02-887	2	3.734
DC96-292	2	5.37	DC02-888	2	3.205
DC96-292	2	3.52	DC02-888	2	6.576
DC96-292	2	4.95	DC02-888	2	4.199
DC96-293	2	12.8	DC02-888	2	5.021
DC96-293	2	4.07	DC02-888	2	3.303
DC96-293	2	29	DC02-888	2	4.9
DC96-293	2	9.33	DC02-889	2	3.793
DC96-293	2	5.09	DC02-890	2	3.699
DC96-293	2	6.42	DC02-890	2	3.861
DC96-293	2	4.8	DC02-890	2	5.44
DC96-293	2	3	DC02-890	2	3.861
DC96-296	2	4.19	DC02-890	2	6.416
DC96-296	2	3.29	DC02-891	2	4.719
DC96-296	2	4.411	DC02-891	2	8.796
DC96-296	2	8.79	DC02-891	2	10.355
DC96-300	2	3.135	DC02-891	2	3.13
DC96-303	2	3.85	DC02-892	2	4.28
DC96-304B	2	6.34	DC02-892	2	7.991
DC96-304B	2	18.896	DC02-892	2	3.72
DC97-408	2	4.4	DC02-892	2	3.17
DC97-412	2	11.33	DC02-892	2	5.146
DC97-412	2	11.84	DC02-892	2	7.703
DC97-412	2	3.04	DC02-893	2	3.295

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-412	2	5.345	DC02-893	2	4.13
DC97-412	2	5.135	DC02-893	2	3.325
DC97-414	2	9.91	DC02-894	2	3.9
DC97-414	2	9.96	DC02-894	2	4.208
DC97-415	2	10.218	DC02-894	2	9.806
DC97-416	2	10.42	DC02-895	2	3.46
DC97-417	2	3.4	DC02-895	2	6.382
DC97-417	2	7.49	DC02-898	2	3.623
DC97-417	2	10	DC02-899	2	4.425
DC97-417	2	30	DC02-899	2	4.774
DC97-417	2	3.26	DC02-910	2	3.048
DC97-417	2	6.59	DC02-910	2	8.779
DC97-417	2	5.93	DC02-911	2	7.227
DC97-417	2	8.63	DC02-911	2	14.592
DC97-417	2	5.09	DC02-911	2	3.798
DC97-418	2	3.08	DC02-911	2	3.156
DC97-418	2	15.9	DC02-911	2	5.542
DC97-418	2	6.7	DC02-911	2	5.878
DC97-419	2	6.67	DC02-913	2	4.572
DC97-419	2	27.5	DC02-913	2	3.159
DC97-419	2	8.08	DC02-913	2	5.144
DC97-419	2	4.41	DC02-913	2	6.547
DC97-419	2	3.43	DC02-913	2	4.55
DC97-419	2	5.54	DC02-913	2	4.894
DC97-419	2	7.87	DC02-913	2	8.211
DC97-419	2	3.88	DC02-913	2	7.533
DC97-419	2	27.2	DC02-913	2	3.026
DC97-419	2	8.38	DC02-914	2	3.195
DC97-419	2	5.03	DC02-914	2	3.361
DC97-420	2	6.03	DC02-914	2	3.025
DC97-420	2	27.6	DC02-914	2	11.909
DC97-420	2	15	DC02-914	2	15.945
DC97-420	2	15.6	DC02-914	2	4.991
DC97-420	2	3.023	DC02-914	2	4.569
DC97-420	2	3.029	DC02-914	2	9.172
DC97-421	2	29.865	DC02-914	2	9.894
DC97-421	2	30	DC02-914	2	6.371
DC97-421	2	3.834	DC02-914	2	4.4
DC97-422	2	3.982	DC02-914	2	3.215
DC97-422	2	9.843	DC02-915	2	4.453
DC97-422	2	3.673	DC02-915	2	12.444
DC97-424	2	6.14	DC02-915	2	4.076
DC97-424	2	3.22	DC02-915	2	6.289
DC97-426	2	3.04	DC02-915	2	4.218
DC97-426	2	3.07	DC02-915	2	3.347
DC97-426	2	4.69	DC02-916	2	8.279
DC97-426	2	3.94	DC02-916	2	3.868
DC97-426	2	18.5	DC02-916	2	3.407
DC97-426	2	6.14	DC02-917	2	5.877
DC97-427	2	3.93	DC02-917	2	3.718
DC97-427	2	12.7	DC02-917	2	6.468

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-427	2	11.7	DC02-917	2	5.197
DC97-427	2	5	DC02-917	2	5.457
DC97-427	2	4.35	DC02-917	2	3.908
DC97-428	2	5.759	DC02-917	2	4.159
DC97-428	2	3.556	DC02-917	2	4.883
DC97-428	2	7.968	DC02-917	2	3.15
DC97-428	2	10.567	DC02-917	2	3.845
DC97-428	2	7.171	DC02-918	2	7.183
DC97-428	2	4.366	DC02-918	2	8.19
DC97-428	2	7.212	DC02-918	2	6.469
DC97-428	2	6.143	DC02-918	2	20
DC97-428	2	6.666	DC02-918	2	20
DC97-436	2	7.36	DC02-918	2	3.013
DC97-436	2	6.25	DC02-919	2	4.337
DC97-436	2	3.24	DC02-919	2	6.293
DC97-447	2	3.57	DC02-919	2	6.573
DC97-447	2	5.08	DC02-920	2	3.448
DC97-447	2	5.04	DC02-921	2	8.215
DC97-447	2	3.682	DC02-921	2	10.808
DC97-448	2	15.6	DC02-926	2	4.897
DC97-448	2	27.209	DC02-926	2	4.935
DC97-448	2	4.46	DC02-926	2	12.034
DC98-454	2	3.282	DC02-926	2	4.627
DC98-454	2	25.1	DC02-929	2	3.676
DC98-454	2	19.3	DC02-929	2	3.308
DC98-454	2	4.62	DC02-933	2	6.912
DC98-455	2	4.141	DC02-933	2	7.593
DC98-455	2	4.611	DC02-933	2	3.389
DC98-455	2	4.401	DC02-933	2	5.125
DC98-456	2	13.7	DC02-933	2	3.275
DC98-456	2	10.5	DC02-933	2	3.782
DC98-457	2	3.051	DC02-933	2	5.888
DC98-457	2	5.92	DC02-934	2	6.26
DC98-458	2	4.179	DC02-934	2	4.397
DC98-458	2	30	DC02-934	2	4.096
DC98-460	2	4.76	DC02-934	2	10.88
DC98-460	2	3.85	DC02-934	2	7.45
DC98-460	2	13.8	DC02-934	2	3.548
DC98-460	2	6.84	DC02-935	2	6.794
DC98-460	2	3.52	DC02-935	2	5.152
DC98-460	2	4.07	DC02-935	2	6.572
DC98-460	2	6.91	DC02-936	2	3.933
DC98-460	2	3.77	DC02-936	2	3.31
DC98-460	2	22.1	DC02-936	2	3.737
DC98-460	2	13	DC02-936	2	6.262
DC98-460	2	23.2	DC02-936	2	3.729
DC98-460	2	7.57	DC02-936	2	5.182
DC98-460	2	6.08	DC02-936	2	4.33
DC98-460	2	8.95	DC02-936	2	6.485
DC98-462	2	4.21	DC02-937	2	4.022
DC98-462	2	15	DC02-937	2	7.086

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-462	2	22.8	DC02-937	2	8.794
DC98-462	2	6.5	DC02-937	2	7.042
DC98-463	2	6.2	DC02-937	2	6.695
DC98-463	2	5.757	DC02-937	2	6.42
DC98-463	2	3.85	DC02-937	2	3.217
DC98-463	2	6.209	DC02-937	2	10.775
DC98-463	2	4.71	DC02-938	2	9.35
DC98-463	2	5.589	DC02-938	2	6.172
DC98-463	2	3.546	DC02-938	2	4.67
DC98-463	2	22.329	DC02-939	2	4.726
DC98-463	2	12.774	DC02-939	2	3.535
DC98-465	2	10	DC02-939	2	4.424
DC98-465	2	6.03	DC02-939	2	16.692
DC98-465	2	4.18	DC02-939	2	13.01
DC98-465	2	3.78	DC02-939	2	3.119
DC98-467	2	7.1	DC02-947	2	3.281
DC98-467	2	5.888	DC02-947	2	7.646
DC98-467	2	19.075	DC02-947	2	15.461
DC98-467	2	5.295	DC02-947	2	9.193
DC98-467	2	6.939	DC02-947	2	8.457
DC98-467	2	6.055	DC02-947	2	8.53
DC98-468	2	5.726	DC02-948	2	4.408
DC98-468	2	4.479	DC02-948	2	10.686
DC98-468	2	7.302	DC02-948	2	18.209
DC98-468	2	6.362	DC02-948	2	10.45
DC98-468	2	4.08	DC02-948	2	3.149
DC98-469	2	8.344	DC02-948	2	3.81
DC98-469	2	5.32	DC02-949	2	3.893
DC98-469	2	3.772	DC02-949	2	4.975
DC98-469	2	4.982	DC02-949	2	3.586
DC98-469	2	3.196	DC02-949	2	6.938
DC98-469	2	30	DC02-949	2	4.374
DC98-469	2	9.496	DC02-949	2	7.592
DC98-470	2	3.75	DC02-949	2	10.33
DC98-470	2	4.175	DC02-949	2	4.043
DC98-470	2	5.975	DC02-949	2	5.401
DC98-470	2	5.1	DC02-949	2	3.028
DC98-471	2	6.473	DC02-958	2	3.166
DC98-475	2	4.55	DC02-958	2	4.295
DC98-476	2	3.7	DC02-958	2	4.068
DC98-476	2	3	DC02-959	2	3.559
DC98-476	2	17.8	DC02-960	2	3.775
DC98-478	2	10.29	DC02-960	2	3.075
DC98-478	2	4.938	DC02-960	2	4.309
DC98-478	2	5.16	DC02-960	2	5.489
DC98-478	2	6.724	DC02-960	2	14.394
DC98-479	2	5.988	DC02-960	2	6.73
DC98-479	2	8.659	DC02-960	2	4.503
DC98-479	2	9.843	DC02-960	2	5.466
DC98-481	2	10.539	DC02-960	2	6.524
DC98-487	2	4.97	DC02-960	2	7.226

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-487	2	5.52	DC02-960	2	8.149
DC98-487	2	8.2	DC02-960	2	3.439
DC98-487	2	16.9	DC02-961	2	13.779
DC98-487	2	5.23	DC02-961	2	18.594
DC98-487	2	14	DC02-961	2	6.669
DC98-487	2	6	DC02-961	2	3.434
DC98-487	0.6	12.7	DC02-961	2	4.767
DC98-489	2	3.07	DC02-961	2	5.915
DC98-489	2	4.69	DC02-961	2	9.472
DC98-489	2	4.81	DC02-961	2	7.151
DC98-489	2	10.8	DC02-961	2	5.489
DC98-489	2	5.89	DC02-961	2	11.151
DC98-489	2	6.04	DC02-961	2	5.527
DC98-494	2	5.394	DC02-962	2	3.625
DC98-494	2	5.813	DC02-962	2	12.696
DC98-494	2	5.517	DC02-962	2	5.442
DC98-494	2	13.055	DC02-963	2	4.902
DC98-494	2	3.745	DC02-963	2	3.068
DC98-494	2	5.955	DC02-964	2	3.154
DC98-499	2	3.753	DC02-964	2	5.479
DC98-500	2	5.14	DC02-964	2	3.853
DC98-503	2	3.544	DC02-965	2	7.913
DC98-503	2	3.168	DC02-965	2	9.222
DC98-503	2	6.186	DC02-965	2	12.157
DC98-503	2	12.715	DC02-967	2	3.366
DC98-503	2	8.837	DC02-967	2	7.833
DC98-503	2	8.294	DC02-967	2	4.101
DC98-503	2	30	DC02-967	2	3.219
DC98-503	2	12.3	DC02-968	0.9	4.81
DC98-507	2	10.86	DC02-970	2	3.45
DC98-508	2	16.65	DC02-970	2	3.455
DC98-508	2	5.05	DC02-970	2	3.565
DC98-508	2	5.24	DC02-970	2	7.645
DC98-511	2	5.094	DC02-970	2	6.845
DC98-511	2	8.144	DC02-970	2	4.61
DC98-511	2	5.489	DC02-970	2	5.655
DC98-511	2	4.977	DC02-970	2	3.795
DC98-517	2	6.757	DC02-971	2	3.246
DC98-517	2	10.236	DC02-971	2	3.4
DC98-520	2	4.22	DC02-971	2	6.294
DC98-524	2	3.17	DC02-971	2	5.06
DC98-526	2	3.43	DC02-971	2	4.314
DC98-530	2	4.49	DC02-971	2	4.45
DC98-530	2	7.5	DC02-971	2	4.028
DC98-533	2	5.85	DC02-971	2	3.134
DC98-533	2	5.65	DC02-972	2	4.031
DC98-535	2	5.256	DC02-972	2	3.258
DC98-535	2	6.54	DC02-972	2	3.554
DC98-535	2	10.9	DC02-972	2	6.375
DC98-535	2	4.84	DC02-972	2	8.005
DC98-535	2	3.59	DC02-972	2	5.853

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-535	2	4.87	DC02-972	2	3.708
DC99-571	2	9.625	DC05-1019	2	4.662
DC99-571	2	3.369	DC05-1019	2	11.01
DC99-577	2	3.846	DC05-1019	2	4.878
DC99-577	2	3.46	DC05-1020	2	7.12
DC99-577	2	6.85	DC05-1020	2	7.075
DC99-577	2	8.555	DC05-1021	2	4.21
DC99-577	2	8.515	DC05-1021	2	3.74
DCR96-309	2	7.367	DC05-1021	2	3.563
DCR96-309	2	4.164	DC05-1021	2	5.365
DCR96-311	2	8.247	DC05-1022	2	6.607
DCR96-311	2	3.204	DC05-1022	2	5.745
DCR96-312	2	7.157	DC05-1022	2	5.272
DCR96-323	2	8.058	DC05-1022	2	7.154
DCR96-323	2	4.095	DC05-1022	2	3.384
DCR96-324	2	11.616	DC05-1022	2	6.406
DCR96-324	2	4.041	DC05-1022	2	8.11
DR02-952	2	7.661	DC05-1022	2	3.353
DR02-952	2	17.588	DC05-1022	2	4.214
DR02-952	2	7.073	DC05-1022	2	4.806
DR02-952	2	10.548	DC05-1022	2	3.775
DR02-952	2	18.142	DC05-1022	2	4.35
DR02-952	2	9.304	DC05-1022	2	3.772
DR02-952	2	14.169	DC05-1022	2	12.102
DR02-952	2	6.548	DC05-1022	2	14.594
DR97-349	2	4.19	DC05-1022	2	6.701
DR97-349	2	4.119	DC05-1022	2	4.067
DR97-349	2	4.029	DC05-1022	2	4.114
DR97-349	2	14.3	DC05-1022	2	4.142
DR97-349	2	17.9	DC05-1022	2	6.6
DR97-349	2	21.084	DC05-1022	2	4.741
DR97-349	2	3.203	DC05-1022	2	4.753
DR97-350	2	3.395	DC05-1022	2	4.968
DR97-350	2	4.103	DC05-1022	2	4.064
DR97-352	2	30	DC05-1022	2	4.585
DR97-352	2	6.838	DC05-1022	2	3.691
DR97-352	2	3.133	DC05-1022	1.8	3.19
DR97-352	2	3.21	DC05-1060	2	12.5
LT-01A	2	3.389	DC05-1060	2	5.16
LT-01A	2	3.389	DC05-1060	2	5.787
LT-03	2	3.23	DC05-1060	2	5.178
LT-03	2	6.43	DC05-1060	2	3.75
LT-03	2	4.99	DC05-1060	2	3.69
LT-03	2	3.51	DC05-1060	2	10.35
LT-03	2	3.28	DC05-1060	2	3.39
LT-03	2	4.41	DC05-1060	2	4.17
LT-03	2	3.91	DC05-1060	2	9.3
LT-08A	2	7.759	DC05-1060	2	3.18
LT-08A	2	4.949	DC05-1060	2	3.95
LT-08A	2	4.168	DC05-1062	2	4.059
LT-08A	2	5.374	DC05-1062	2	7.927

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT-11	2	3.39	DC05-1062	2	3.172
LT-11	2	5.925	DC05-1062	2	3.048
LT-11	2	3.134	DC05-1062	2	6.753
LT-13	2	3.25	DC05-1062	2	10.547
LT-13	2	3.7	DC05-1062	2	6.133
LT-14B	2	3.664	DC05-1062	2	10.268
LT-14E	2	4.212	DC05-1062	2	3.663
LT-14E	2	4.743	DC05-1062	2	4.233
LT-14E	2	5.274	DC05-1062	2	6.033
LT-14E	2	5.137	DC05-1062	2	8.829
LT-14E	2	3.681	DC05-1062	2	5.902
LT-14E	2	3.801	DC05-1062	2	3.811
LT-19A	2	4.795	DC05-1062	2	5.394
LT-19A	2	3.048	DC05-1062	2	19.178
LT-22	2	3.11	DC05-1062	2	13.458
LT-24	2	4.45	DC05-1062	2	5.402
LT-24	2	4.21	DC05-1062	2	4.977
LT-24	2	3.97	DC05-1062	2	6.671
LT-24	2	7.85	DC05-1062	2	6.698
LT-24	2	4.9	DC05-1062	2	6.468
LT-25B	2	3.75	DC05-1062	2	5.524
LT-25B	2	6.15	DC05-1062	2	4.159
LT-25B	2	3.2	DC05-1062	2	6.079
LT-25B	2	3.15	DC05-1062	2	6.386
LT-25C	2	4.15	DC05-1062	2	7.435
LT-25C	2	4.15	DC05-1062	2	8.144
LT-26	2	4.34	DC05-1062	2	7.947
LT-30	2	6.245	DC05-1062	2	3.348
LT-30	2	5.16	DC05-1062	2	4.906
LT-30	2	3.46	DC05-1062	2	5.667
LT-30	2	3.61	DC05-1062	2	5.582
LT-30	2	5.28	DC05-1062	1.8	7.533
LT01-60	2	6.025	DC05-1064	2	6.301
LT96-29B-6	2	3.66	DC05-1064	2	3.113
LT96-29B-6	2	6.665	DC05-1069	2	5.243
LT96-29B-6	2	9.67	DC05-1069	2	3.277
LT96-33-4	2	3.02	DC05-1069	2	9.73
LT96-33-4	2	3.48	DC05-1069	2	6.734
LT96-33-5	2	4.77	DC05-1069	2	11.248
LT96-33-5	2	3.515	DC05-1069	2	5.438
LT96-34-9	2	3.47	DC05-1069	2	3.909
LT97-03-2	2	3.1	DC05-1069	2	3.458
LT97-03-2	2	3.81	DC05-1069	2	4.843
LT97-03-7	2	4.39	DC05-1069	2	7.57
LT97-03-7	2	3.64	DC05-1069	2	7.095
LT97-03-7	2	3.27	DC05-1069	2	4.621
LT97-13A1	2	4.69	DC05-1069	2	3.047
LT97-13A1	2	4.28	DC05-1069	2	3.26
LT97-13A1	2	4.98	DC05-1069	2	3.286
LT97-13A1	2	8.79	DC05-1071	2	3.94
LT97-13A1	2	7.49	DC05-1071	2	15.8

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT97-13A1	2	6.32	DC05-1071	2	6.84
LT97-13A1	2	9.42	DC05-1071	2	5.37
LT97-13A1	2	4.64	DC05-1071	2	10.15
LT97-13A19	2	5.22	DC05-1071	2	5.17
LT97-13A19	2	13.7	DC05-1071	2	6.47
LT97-13A19	2	4.46	DC05-1071	2	8.68
LT97-13A19	2	7.28	DC05-1071	2	5.16
LT97-13A19	2	3.33	DC05-1071	2	18.45
LT97-13A19	2	4.24	DC05-1073	2	7.274
LT97-13A19	2	5.96	DC05-1073	2	6.929
LT97-13A19	2	3.44	DC05-1073	2	4.375
LT97-13B-1	2	4.52	DC05-1073	2	3.664
LT97-13B-1	2	3.19	DC05-1073	2	3.367
LT97-13B-1	2	5.32	DC05-1073	2	7.107
LT97-13B-1	2	7.84	DC05-1073	2	4.58
LT97-13B-1	2	4.54	DC05-1075	2	3.246
LT97-13B-8	2	4.38	DC05-1075	2	3.743
LT97-13B-8	2	6.39	DC05-1075	2	3.935
LT97-17B24	2	18.4	DC05-1075	2	4.017
LT97-17B24	2	6.66	DC05-1075	2	3.192
LT97-24	2	18	DC05-1075	2	5.115
LT97-39-16	2	11.4	DC05-1075	2	4.198
LT97-39-16	2	3.02	DC05-1075	2	5.811
LT97-39-16	2	4.37	DC05-1075	2	5.644
LT97-40B	2	3.8	DC05-1075	2	3.489
LT97-40B	2	3.68	DC05-1077	2	5.083
LT97-41-1	2	4.84	DC05-1079	2	3.166
LT97-41-1	2	19.8	DC05-1079	2	3.578
LT97-41-1	2	5.46	DC05-1079	2	3.932
LT97-42-14	2	7.93	DC05-1079	2	5.414
LT97-42-14	2	6.14	DC05-1079	2	4.728
LT97-42-4	2	5.95	DC05-1079	2	3.842
LT97-42-7	2	10.49	DC05-1079	2	4.564
LT97-42-7	2	4.5	DC97-401	2	5.46
LT97-42-7	2	6.39	DC97-401	2	6.252
LT97-44-27	2	4.04	DC97-401	2	6.744
LT97-44-27	2	3.23	DC97-401	2	3.726
LT97-44-8	2	3.27	DC97-401	2	4.184
LT97-44-8	2	8.44	DC97-401	2	7.485
LT97-44C	2	8.12	DC97-401	2	6.413
LT98-27-00	2	7.53	DC97-401	2	20
LT98-27-00	2	16.86	DC97-401	2	19.64
LT98-27-00	2	16.12	DC97-401	2	16.21
LT98-27-45	2	9.51	DC97-401	2	13.377
LT98-27-45	2	8.78	DC97-401	2	3.181
LT98-27-45	2	4.38	DC97-401	2	6.761
LT98-27-45	2	4.385	DC97-401	2	7.506
LT98-27-45	2	4.39	DC97-402	2	5.178
LT98-27-45	2	4.94	DC97-402	2	3.883
LT98-27-45	2	3.045	DC97-402	2	5.428
LT98-27-45	2	3.85	DC97-402	2	3.694

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT98-28270	2	3	DC97-403	2	3.854
LT98-32-1	2	3.37	DC97-403	2	20
LT98-32-1	2	3.705	DC97-403	2	3.234
LT98-32-1	2	4.04	DC97-403	2	5.065
LT98-32-3	2	3.13	DC97-403	2	14.73
LT98-32-3	1	5.87	DC97-429	2	3.203
LT98-54-00	2	4.12	DC97-429	2	4.475
LT98-54-38	2	6.65	DC97-429	2	4.445
LT98-54-38	2	3.37	DC97-430	2	7.13
LT98-54-38	2	3.9	DC97-430	2	9.82
LT98-54-38	2	3.57	DC97-432	2	4.57
LT98-55A34	2	3.46	DC97-432	2	3.96
LT98-55A34	2	3.01	DC97-432	2	3.54
LT99-58-1	2	4.3	DC97-432	2	4.85
LT99-58-1	2	3.22	DC98-502	2	17.7
LT99-59-1	2	6.705	DC98-502	2	20
QT-04	2	4.01	DC98-502	2	13.6
QT-04	2	3	DC98-502	2	8.2
QT-04	2	4.56	DC98-502	2	4.993
QT-04	2	5.96	DC98-502	2	11.1
QT-04	2	4.915	DC98-502	2	4.26
QT-04	2	3.87	DC98-505	2	3.53
QT-04	2	5.31	DC98-512	2	7.8
QT-04	2	5.55	DC98-512	2	5.97
QT-04	2	5.79	DC98-512	2	5.11
QT-04	2	5.41	DC98-512	2	6.394
RC-013	2	12.789	DC98-512	2	8.18
RC-013	2	18.48	DC98-512	2	4.52
RC-013	2	5.029	DC98-512	2	4.37
RC-014	2	3.414	DC98-514	2	4.191
RC-014	2	5.838	DC98-514	2	20
RC-015	2	3.788	DC98-514	2	7.365
RC-018	2	5.195	DC98-527	2	4.35
RC-019	2	4.714	DC98-527	2	20
RC-023	2	3.119	DC98-527	2	6.21
RC-044	2	3.435	DC98-527	2	3.53
RC-048	2	4.015	DC98-527	2	6.2
RC-048	2	3.441	DC98-531	2	3.55
RC-086	2	15.793	DC98-534	2	3.42
RC-091	2	3.241	DC98-534	2	5.62
RC-098	2	5.642	DC98-534	2	3.56
RC-100	2	5.25	DC98-537	2	3.174
RC-100	2	14.983	DC98-537	2	3.502
RC-101	2	5.72	DC99-566	2	6.714
RC-101	2	30	DC99-566	2	10.29
RC-101	2	28.629	DC99-566	2	5.079
RC-101	2	17.452	DC99-566	2	8.195
RC-103	2	19.749	DC99-566	2	6.567
RC-103	2	4.272	DC99-566	2	4.755
RC-110	2	4.522	DC99-569	2	4.18
AT99-3-3	2	5.12	DC99-569	2	6.2

Hole ID	Length (m)	Composite Au g/t		Hole ID	Length (m)	Composite Au g/t
				DC99-569	2	6.4
				DC99-569	2	8.7
				DCR96-314	2	4.706
				DCR96-314	2	7.674
				DCR96-314	2	9.464
				DCR96-314	2	16.689
				DCR96-314	2	10.207
				DCR96-314	2	7.663
				DCR96-314	2	4.867
				DCR96-317	0.9	3.81
				DR02-628	2	4.444
				DR02-753	2	7.398
				DR02-753	0.7	3.31
				DR02-796	2	3.063
				DR02-796	2	4.521
				DR02-796	2	5.563
				DR02-796	2	5.288
				DR02-796	2	4.075
				DR02-796	2	4.557
				DR02-796	2	5.711
				DR02-796	2	5.381
				DC01-589	2	4.872
				DC01-589	2	6.919
				DC01-589	2	10.198
				DC01-589	2	4.873
				DC01-589	2	5.903
				DC01-589	2	5.274
				DC01-589	2	5.594
				DC01-590	2	4.211
				DC01-590	2	6.655
				DC01-591	2	4.241
				DC01-591	2	5.931
				DC01-599	2	3.703
				DC01-604	2	3.025
				DC01-604	2	7.035
				DC01-604	2	8.414
				DC01-604	2	22
				DC01-604	2	6.283
				DC01-604	2	3
				DC01-604	2	8.141
				DC01-604	2	8.416
				DC01-610	2	7.602
				DC01-610	2	13.857
				DC01-610	2	5.594
				DC01-610	2	12.083
				DC01-612	2	6.996
				DC01-618	2	3.206
				DC01-619	2	5.814
				DC01-619	2	7.577
				DC02-729	2	4.953
				DC02-729	2	15.651

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
			DC02-729	2	10.305
			DC02-729	2	16.743
			DC02-729	2	3.189
			DC02-733	2	3.306
			DC02-733	2	4.08
			DC02-733	2	4.89
			DC02-734	2	5.668
			DC02-734	2	8.434
			DC02-734	2	9.335
			DC02-735	2	7.52
			DC02-735	2	3.815
			DC02-739	2	5.68
			DC02-739	2	5.778
			DC02-739	2	3.434
			DC02-739	2	3.586
			DC02-739	2	22
			DC02-744	2	3.01
			DC02-744	2	5.436
			DC02-744	2	6.423
			DC02-855	2	19.15
			DC02-855	2	13.154
			DC02-855	2	6.735
			DC02-855	2	4.541
			DC02-864	2	5.676
			DC02-864	2	6.575
			DC02-864	2	3.877
			DC02-870	2	5.28
			DC02-870	2	3.294
			DC02-875	2	3.463
			DC02-877	2	3.034
			DC02-879	2	5.615
			DC02-879	2	6.105
			DC02-879	2	3.136
			DC02-889	2	5.68
			DC02-889	2	11.536
			DC02-889	2	11.067
			DC02-894	2	5.328
			DC02-894	2	15.447
			DC02-900	2	4.169
			DC02-900	2	22
			DC02-910	2	3.449
			DC02-910	2	4.031
			DC02-910	2	3.19
			DC02-911	2	3.87
			DC02-913	2	3.212
			DC02-915	2	3.056
			DC02-915	2	3.075
			DC02-916	2	3.45
			DC02-917	2	4.476
			DC02-917	2	5.71
			DC02-917	2	3.247

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
			DC02-917	2	3.133
			DC02-917	2	3.311
			DC02-926	2	5.68
			DC02-926	2	3.995
			DC02-926	2	7.202
			DC02-926	2	4.098
			DC02-928	2	3.299
			DC02-928	2	3.025
			DC02-928	2	4.786
			DC02-930	2	5.023
			DC02-936	2	11.352
			DC02-936	2	8.627
			DC02-937	2	3.524
			DC02-937	2	6.168
			DC02-937	2	22
			DC02-937	2	8.591
			DC02-939	2	5.697
			DC02-939	2	5.929
			DC02-947	2	4.574
			DC02-947	2	3.898
			DC02-947	2	3.004
			DC02-948	2	4.87
			DC02-948	2	3.851
			DC02-948	2	5.245
			DC02-948	2	3.869
			DC02-948	2	6.406
			DC02-948	2	14.979
			DC02-948	2	8.912
			DC02-958	2	7.525
			DC02-959	2	3.384
			DC02-961	2	4.25
			DC02-961	2	4.972
			DC02-963	2	3.348
			DC02-963	2	8.1
			DC02-963	2	11.021
			DC02-963	2	3.232
			DC02-965	2	18.53
			DC02-965	2	8.653
			DC02-965	2	12.914
			DC02-971	2	9.883
			DC02-972	2	5.77
			DC02-972	2	3.597
			DC05-1019	2	12.689
			DC05-1020	2	17.19
			DC05-1020	2	21.6
			DC05-1020	2	3.702
			DC05-1020	2	6.091
			DC05-1020	2	3.125
			DC05-1020	2	3.098
			DC05-1020	2	3.652
			DC05-1020	2	4.9

Hole ID	Length (m)	Composite Au g/t		Hole ID	Length (m)	Composite Au g/t
				DC05-1021	2	4.635
				DC05-1021	2	7.19
				DC05-1021	2	7.106
				DC05-1022	2	11.393
				DC05-1022	2	8.655
				DC05-1022	2	5.538
				DC05-1022	2	7.618
				DC05-1060	2	3.001
				DC05-1062	2	11.263
				DC05-1062	2	3.927
				DC05-1062	2	3.739
				DC05-1062	2	3.759
				DC05-1062	2	4.207
				DC05-1064	2	4.058
				DC05-1071	2	3.09
				DC05-1071	2	4.32
				DC05-1073	2	3.391
				DC05-1073	2	5.624
				DC05-1073	2	4.86
				DC05-1075	2	3.225
				DC97-400	2	4.866
				DC97-400	2	9.769
				DC97-402	2	3.93
				DC97-429	2	4.66
				DC97-429	2	6.652
				DC97-432	2	5.7
				DC98-502	2	3.36
				DC98-502	2	3.33
				DC98-514	2	11.75
				DC98-514	2	4.16
				DC98-514	2	13.842
				DC98-522	2	3.1
				DC98-522	2	5.26
				DC98-522	2	4.79
				DC98-522	2	9.44
				DC98-522	2	3.82
				DC98-522	2	6.51
				DC98-534	2	7.87
				DC98-534	2	7.87
				DC99-560	2	8.05
				DC99-566	2	19.933
				DC99-566	2	16.162
				DC99-566	2	5.306
				DC99-566	2	3.914
				DC99-566	2	6.157
				DC99-566	2	5.378
				DC99-566	2	3.821
				DC99-569	2	4.47
				DC99-569	2	5.07
				DC99-569	2	3.35
				DR02-629	2	11.828

Hole ID	Length (m)	Composite Au g/t		Hole ID	Length (m)	Composite Au g/t
				DR02-629	2	5.288
				DR02-630	2	5.52
				DR02-630	2	10.123
				DR02-630	2	6.656

NovaGold Resources, Inc. Preliminary Assessment, Donlin Creek Gold Project, Alaska, USA dated September 20, 2006.

Dated this 20th day of September, 2006



_____

Gordon Doerksen, P.E.



_____

Kevin Francis, P. Geo

_____

Stanton Dodd, P. Geo